

SOLUTIONS FOR A GROWING WORLD

Potash Corporation of Saskatchewan Inc.
Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular

PotashCorp
Helping Nature Provide

Annual and Special Meeting May 16, 2013



Potash Corporation of Saskatchewan Inc.

February 19, 2013

Dear Shareholder:

Please join us at the Company's twenty-fourth annual general meeting, which will be held at 10:30 a.m. (Central Standard Time) on May 16, 2013 in the Grand Salon of TCU Place, 35 — 22nd Street East, Saskatoon, Saskatchewan, Canada.

The Annual and Special Meeting is your opportunity to hear first-hand about our performance and plans for the future and also to consider and vote on a number of important matters. We hope that you can join us in person. We will also webcast the meeting on our website at www.potashcorp.com.

You are also encouraged to read the accompanying Management Proxy Circular in advance of the meeting, which describes the business to be conducted at the meeting and provides information on PotashCorp's approach to executive compensation and governance practices. We appreciate the time that you, our shareholders, spend understanding our business and how executive compensation and governance works at PotashCorp, and we value your views.

It is important that your shares be represented in the voting. If you are unable to attend the meeting in person, you can vote by telephone, via the Internet or by completing and returning the enclosed proxy or voting information form. Please refer to the "General Voting Information" and "Voting Instructions" sections of the accompanying Management Proxy Circular for further information.

At the meeting members of management and our Board of Directors will be present and you will have the opportunity to meet with them and ask questions.

The Board and management look forward to your participation at the meeting and we thank you for your continued support.

Sincerely,





D. J. HOWE
Board Chair

W. J. DOYLE
President and
Chief Executive Officer

Suite 500, 122 — 1st Avenue South, Saskatoon, Saskatchewan Canada S7K 7G3



Notice of Annual and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (such meeting and any adjournments and postponements thereof referred to as the "Meeting") of shareholders of Potash Corporation of Saskatchewan Inc. (the "Corporation"), a corporation organized under the laws of Canada, will be held on:

>May 16, 2013
>10:30 a.m. (Central Standard Time)
>Grand Salon, TCU Place
>35 — 22nd Street East
>Saskatoon, Saskatchewan, Canada

for the following purposes:

1. to receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2012 and the report of the auditors thereon;

2. to elect the Board of Directors for 2013;

3. to appoint auditors for 2013;

4. to consider and, if deemed appropriate, adopt, with or without variation, a resolution (the full text of which is reproduced in Appendix B to the accompanying Management Proxy Circular) authorizing the Corporation to implement a new performance option plan, which is attached as Appendix C to the accompanying Management Proxy Circular;

5. to consider and approve, on an advisory basis, a resolution accepting the Corporation's approach to executive compensation; and

6. to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

This Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular are available on the Corporation's website (www.potashcorp.com).

Shareholders who are unable to attend the Meeting are encouraged to complete, sign and return the enclosed proxy form. To be valid, proxies must be received by our transfer agent, CIBC Mellon Trust Company, at its Toronto office no later than 10:00 a.m. (Central Standard Time) on May 15, 2013, or if the Meeting is adjourned or postponed, at least 24 hours (excluding weekends and holidays) before the Meeting resumes.

DATED at Saskatoon, Saskatchewan this 19th day of February, 2013.

>BY ORDER OF THE BOARD OF DIRECTORS
>
>*Joseph A. Podwika*
>
>JOSEPH A. PODWIKA
>Secretary

POTASH CORPORATION OF SASKATCHEWAN INC.
SUITE 500, 122 – 1st AVENUE SOUTH, SASKATOON, SK CANADA S7K 7G3

'13 MANAGEMENT PROXY CIRCULAR

What's Inside

General Information

Management of the Corporation provides this Management Proxy Circular to solicit proxies for the Meeting on May 16, 2013.

Common Shares Outstanding

As at February 19, 2013, 865,107,574 common shares in the capital of the Corporation (the "Shares") were outstanding. The Shares trade under the symbol "POT" on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE").

Record Date and Entitlement to Vote

Each shareholder of record at the close of business on March 18, 2013 (the "Record Date") is entitled to vote at the Meeting the Shares registered in his or her name on that date. Each Share carries the right to one vote on each matter voted on at the Meeting.

Holders of 10% or More Shares

To the knowledge of the Corporation's directors and officers, no person or company owns or exercises control or direction over more than 10% of the outstanding Shares.

Additional Information

Financial information relating to the Corporation is contained in its comparative financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) for the fiscal year ended December 31, 2012.

Additional information relating to the Corporation that is not contained in this Management Proxy Circular, including the Corporation's financial information as well as its most recent Form 10-K together with any document incorporated by reference therein, is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Copies may be obtained, free of charge, upon request from the Corporate Secretary, Potash Corporation of Saskatchewan Inc., Suite 500, 122 — 1st Avenue South, Saskatoon, Saskatchewan, Canada, S7K 7G3.

Currency

Unless otherwise specified, all dollar amounts are expressed in United States dollars.

Date of Information

Except as otherwise stated, the information contained in this Management Proxy Circular is given as of February 19, 2013.

General Voting Information

Proxy Solicitation

Management of the Corporation is soliciting proxies of all Registered and Beneficial (Non-Registered) Shareholders ("Beneficial Shareholders") primarily by mail and electronic means, supplemented by telephone or other contact by employees of the Corporation (who will receive no additional compensation), and all such costs will be borne by the Corporation. The services of Georgeson Shareholder Communications Canada, Inc. (the "Proxy Solicitation Agent"), have been retained by the Corporation for the solicitation of proxies in Canada and in the United States and are estimated to cost $28,000.

This Management Proxy Circular and related proxy materials are being sent to both Registered and Beneficial Shareholders. The Corporation does not send proxy-related materials directly to Beneficial Shareholders and is not relying on the notice-and-access provisions of securities laws for delivery to either Registered or Beneficial Shareholders. The Corporation will deliver proxy-related materials to nominees, custodians and fiduciaries and they will be asked to promptly forward them to Beneficial Shareholders. If you are a Beneficial Shareholder your nominee should send you a voting instruction form or proxy form along with this Management Proxy Circular. The Corporation has elected to pay for the delivery of our proxy-related materials to objecting Beneficial Shareholders.

If you have any questions about the information contained in this Management Proxy Circular or require assistance in voting your Shares, please contact the Proxy Solicitation Agent by emailing askus@georgeson.com or by calling 1-866-425-8527, for service in English or in French.

Voting

If you hold Shares as of the Record Date you may vote on four items:

(1) the election of nominees to the Corporation's Board of Directors (the "Board");

(2) the appointment of auditors;

(3) a resolution authorizing the Corporation to implement a new performance option plan; and

(4) an advisory vote on executive compensation.

The Board and management recommend that you vote **FOR** items (1), (2), (3) and (4).

All matters to be considered at the Meeting will each be determined by a majority of votes cast at the Meeting by proxy or in person. In the event of equal votes, the Meeting chair is entitled to a second or casting vote.

Quorum

Quorum for any meeting of shareholders is one or more persons present and holding or representing by proxy not less than 5% of the total number of outstanding Shares.

Proxy Voting

The persons named in the proxy form must vote or withhold from voting your Shares in accordance with your instructions on the proxy form. Signing the proxy form gives authority to Mr. Dallas J. Howe, Mr. William J. Doyle, Mr. Wayne R. Brownlee or Mr. Joseph A. Podwika, each of whom is either a director or officer of the Corporation, to vote your Shares at the Meeting in accordance with your voting instructions.

In the absence of such instructions, however, your Shares will be voted as follows:

(1) **FOR the election to the Board, each of the nominees listed on the proxy form;**

(2) **FOR the appointment of Deloitte LLP as auditors until the close of the next annual meeting;**

(3) **FOR the resolution authorizing the Corporation to implement the 2013 performance option plan;**

(4) **FOR the resolution relating to the advisory vote on executive compensation; and**

(5) **FOR management's proposals generally.**

A proxy must be in writing and must be executed by you or by an attorney duly authorized in writing, or, if the shareholder is a corporation or other legal entity, by an officer or attorney duly authorized. A proxy may also be completed over the telephone or over the Internet. To be valid your proxy must be received by our transfer agent, CIBC Mellon Trust Company, at its Toronto office no later than 10:00 a.m. (CST) on May 15, 2013. Please see "Voting Instructions" below for further information.

Amendments and Other Matters

The persons named in the proxy form have discretionary authority with respect to amendments or variations to matters identified in the Notice of the Meeting and to other matters that properly come before the Meeting.

As of the date of this Management Proxy Circular, our management knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the proxy form will vote on them in accordance with their best judgment.

Transfer Agent

You can contact CIBC Mellon Trust Company*, the Corporation's transfer agent as follows:

By Telephone:

> 1-800-387-0825 (toll-free within Canada and the
> United States)
> or
> 1-416-682-3860 (from any country other than Canada
> and the United States)

By Fax:

> 1-514-985-8843 (all countries)

By Mail:

> P.O. Box 700
> Station B
> Montreal, Quebec, Canada H3B 3K3

Through the Internet:

> www.canstockta.com

---

* Shareholder records are maintained by Canadian Stock Transfer Company Inc. as administrative agent for CIBC Mellon Trust Company.

Voting Instructions

REGISTERED SHAREHOLDER VOTING

You are a Registered Shareholder if your Shares are held in your name and you have a share certificate. The enclosed proxy form indicates whether you are a Registered Shareholder.

Voting Options

 In person at the meeting; or

 By proxy:

     By Phone or Fax; or

     By Mail; or

     On the Internet.

See below for details on each option.

Voting in Person

If you wish to vote in person at the Meeting, do not complete or return the proxy form. Please register with the transfer agent when you arrive at the Meeting.

Voting by Proxy

Registered Shareholders have four options to vote by proxy:

(a) By Telephone (only available to Registered Shareholders resident in Canada or the United States):

Call 1-866-243-5097 from a touch-tone phone and follow the instructions. You will need the control number located on the enclosed proxy form. You do not need to return your proxy form.

(b) By Fax:

Complete, date and sign the enclosed proxy form and return it by fax to 1-866-781-3111 (toll-free within Canada and the United States) or 1-416-368-2502 (from any country other than Canada or the United States).

(c) By Mail

Complete, date and sign the enclosed proxy form and return it in the envelope provided.

(d) On the Internet

Go to www.proxypush.ca/pot and follow the instructions on screen. You will need the control number located on the enclosed proxy form. You do not need to return your proxy form.

At any time, CIBC Mellon may cease to provide telephone and Internet voting, in which case Registered Shareholders can elect to vote by mail or by fax, as described above.

The persons already named in the enclosed proxy are either directors or officers of the Corporation. Please see "General Voting Information — Proxy Voting" above. **You have the right to appoint some other person of your choice, who need not be a shareholder, to attend and act on your behalf at the Meeting.** If you wish to do so, please strike out those four printed names appearing on the proxy form, and insert the name of your chosen proxyholder in the space provided on the proxy form.

You cannot appoint a person to vote your Shares other than our directors or officers whose printed names appear on the proxy form if you decide to vote by telephone or on the Internet.

It is important to ensure that any other person you appoint is attending the Meeting and is aware that his or her appointment has been made to vote your Shares.

Deadlines for Voting

(a) **Attending the Meeting —** If you are planning to attend the Meeting and wish to vote your Shares in person at the Meeting, your vote will be taken and counted at the Meeting.

(b) **Using the Proxy Form —** If you are voting using the proxy form, your proxy form should be received at the Toronto office of CIBC Mellon Trust Company by mail or fax no later than 10:00 a.m. (CST) on May 15th, 2013, or, if the Meeting is adjourned or postponed, at least 24 hours (excluding weekends and holidays) before the Meeting resumes.

(c) **Telephone or Internet —** If you are voting your proxy by telephone or on the Internet, your vote should be received by CIBC Mellon Trust Company no later than 10:00 a.m. (CST) on Wednesday, May 15, 2013.

Revoking Your Proxy

As a Registered Shareholder who has voted by proxy, you may revoke it by timely voting again in any manner (telephone, fax, mail or Internet), or by depositing an instrument in writing (which includes another proxy form with a later date) executed by you or by your attorney authorized in writing with our Corporate Secretary at Suite 500, 122 — 1st Avenue South, Saskatoon, Saskatchewan, Canada, S7K 7G3, at any time up to and including the last business day preceding the date of the Meeting (or any adjournment or postponement, if the Meeting is adjourned or postponed), or by depositing it with the Meeting chair before the Meeting starts or any adjournment or postponement continues. A Registered Shareholder may also revoke a proxy in any other manner permitted by law. In addition, participation in person in a vote by ballot at the Meeting will automatically revoke any proxy previously given by you in respect of business covered by that vote.

BENEFICIAL SHAREHOLDER VOTING

You are a Beneficial Shareholder if your Shares are held in a nominee's name such as a bank, trust company, securities broker or other nominee. Generally, the proxy form or voting instruction form sent or to be sent by your nominee indicates whether you are a Beneficial Shareholder.

Voting Options

✋ In person at the meeting; or

📄 By voting instructions.

See below for details on each option.

Voting in Person

If you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or proxy form to appoint yourself as proxyholder and follow the instructions of your nominee.

Beneficial Shareholders who instruct their nominee to appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of the transfer agent at the table identified as "Beneficial Shareholders". Do not otherwise complete the form sent to you as your vote will be taken and counted at the Meeting.

Voting Instructions

Your nominee is required to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive, or will have already received, a request for voting instructions or a proxy form for the number of Shares held by you.

Each nominee has its own procedures, which should be carefully followed to ensure that your Shares are voted at the Meeting. These procedures generally allow voting in person or by proxy (telephone, fax, mail or on the Internet). Beneficial Shareholders should contact their nominee for instructions in this regard.

Whether or not you attend the Meeting, you can appoint someone else to attend and vote as your proxy holder. Please follow the procedures of your nominee carefully to do this. The persons already named in the proxy form are either directors or officers of the Corporation. Please see "General Voting information — Proxy Voting" above.

It is important to ensure that any other person you appoint is either attending the Meeting in person or returning a proxy reflecting your instructions and is aware that his or her appointment has been made to vote your Shares.

Deadline for Voting

(a) ***Attending the Meeting —*** If you are planning to attend the Meeting and wish to vote your Shares in person at the Meeting, your vote will be taken and counted at the Meeting.

(b) ***Voting Instructions —*** Every nominee has its own procedures which should be carefully followed to ensure that your Shares are voted at the Meeting.

If voting by voting instructions, your nominee must receive your voting instructions in sufficient time for your nominee to act on it. For your vote to count, it must be received by CIBC Mellon Trust Company at its Toronto office no later than 10:00 a.m. (CST) on May 15, 2013, or, if the Meeting is adjourned or postponed, at least 24 hours (excluding weekends and holidays) before the Meeting resumes.

Revoking Voting Instructions

To revoke your voting instructions, follow the procedures provided by your nominee.

Business of the Meeting

Financial Statements

The Consolidated Financial Statements for the fiscal year ended December 31, 2012 are included in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission ("SEC") and the Canadian securities regulatory authorities.

Nominees for Election to the Board of Directors

The 13 nominees proposed for election as directors of the Corporation are listed on page 6. All nominees have established their eligibility and willingness to serve as directors. Directors will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the election of the nominees listed on page 6. If, for any reason, at the time of the Meeting any of the nominees are unable to serve, it is intended that the persons designated in the form of proxy will vote in their discretion for a substitute nominee or nominees.

Appointment of Auditors

At the Meeting, shareholders will be asked to vote to reappoint the firm of Deloitte LLP, the present auditors of the Corporation, as auditors of the Corporation to hold office until the next annual meeting of shareholders of the Corporation.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote to reappoint Deloitte LLP as auditors of the Corporation.

Adoption of the 2013 Performance Option Plan

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, adopt, with or without variation, a resolution (the full text of which is reproduced as Appendix B to this Management Proxy Circular) authorizing the Corporation to implement a new performance option plan, which is attached as Appendix C to this Management Proxy Circular.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the resolution to approve the new performance option plan.

Advisory Vote on Executive Compensation

The Board has spent considerable time and effort defining and implementing its executive compensation program and believes that its program achieves the goal of maximizing long-term shareholder value while attracting, motivating and retaining world-class talent. At the 2012 Annual Meeting, PotashCorp's approach to executive compensation was approved by 98.34% of the Shares voted on the advisory say on pay resolution.

For further information regarding the Corporation's approach to executive compensation and its shareholder outreach program, please see the "Compensation" and "Corporate Governance" sections of this Management Proxy Circular.

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the advisory vote into account, as appropriate, when considering future executive compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with shareholders on executive compensation related matters. In the event that a significant number of shareholders oppose the resolution, the Board will consult with its shareholders to understand their concerns and will review the Corporation's approach to executive compensation in the context of these concerns.

The Board proposes that you indicate your support for the Corporation's approach to executive compensation disclosed in this Management Proxy Circular by voting in favor of the following advisory resolution:

"RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Corporation's Management Proxy Circular delivered in advance of the 2013 Annual and Special Meeting of Shareholders."

Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the advisory resolution.

Board of Directors

PotashCorp's corporate governance practices placed second out of 244 companies in the Globe and Mail's annual review of corporate governance practices in Canada.

Nominees

The 13 directors being nominated for election in 2013 are:

Christopher M. Burley	Dallas J. Howe
Donald G. Chynoweth	Alice D. Laberge
Daniel Clauw	Keith G. Martell
William J. Doyle	Jeffrey J. McCaig
John W. Estey	Mary Mogford
Gerald W. Grandey	Elena Viyella de Paliza
C. Steven Hoffman	

The Corporate Governance and Nominating Committee is of the view that these director nominees represent an appropriate mix of expertise and qualities required for the Board. See pages 7 through 13 for information on each director nominee's professional experience, background and qualifications and page 30 for information regarding the diverse skill set of the Board.

Independent Board

The Board has determined that all director nominees, except for Mr. Doyle and Ms. Viyella de Paliza, are independent. See pages 14 and 15 for more details.

Meeting Attendance

Directors attended 100% of Board and committee meetings in 2012. See pages 17 and 18 for details.

Retirement and Succession

In January 2000, the Board approved a retirement policy that directors not stand for re-election after reaching the age of seventy.

Details regarding the Corporation's on-going Board nomination processes, succession planning and renewal are set out on page 29 under "Nomination Processes, Succession Planning and Board Renewal".

Director Compensation

We establish director compensation after considering the advice of independent consultants, with a view to establishing compensation at the median of the applicable Comparator Group. See pages 19 through 23 for more details.

Total fees and retainers earned by all Board members in 2012 were $2,780,929.

"At Risk" Investment

In accordance with our share ownership requirements, by the time a director has served on the Board for 5 years, he or she must own Shares and/or Deferred Share Units ("DSUs") with a value at least five times the annual retainer paid to directors. One-half of the ownership threshold is required to be achieved within 2 ½ years.

All director nominees are currently in compliance with the applicable ownership requirements of the Corporation.

See pages 22 and 23 for details.

Nominees for Election to the Board of Directors

The articles of the Corporation provide that the Board shall consist of a minimum of 6 directors and a maximum of 20 directors, with the actual number to be determined from time to time by the Board. The Board has determined that, at the present time, there will be 13 directors.

Proxies solicited, unless otherwise specified, will be voted for the following proposed nominees (or for substitute nominees in the event of contingencies not known at present) who will, subject to the bylaws of the Corporation and applicable corporate law, hold office until the next annual meeting of shareholders or until their successors are elected or appointed in accordance with the bylaws of the Corporation or applicable corporate law.

Majority Voting Policy

In an uncontested election, any nominee for director who fails to receive votes in favor of his or her election representing at least a majority of the votes cast (added together with the votes withheld) will tender his or her resignation for consideration by the Corporate Governance and Nominating Committee. Except in extenuating circumstances, it is expected that the Corporate Governance and Nominating Committee will recommend to the Board that the resignation be accepted and effective within a period of 90 days and that the action taken be publicly disclosed. To the extent possible, the committee and Board members who act on the resignation shall be directors who have themselves received a majority of votes cast.

The following table highlights the specific experience, attributes and qualifications that led to the Board's conclusion that the person should serve as a director of the Corporation. Specifically, it states their names and ages, all other positions and offices with the Corporation, their present principal occupation or employment, their business experience over the last five years (including, where applicable, current and past directorships of public companies over the last five years), the period during which they have served as directors, their principal areas of expertise and their independence status. The table also discloses the value of at-risk holdings for each of them as at February 19, 2013, the percentage of votes voted in favor of their election at last year's meeting and their overall Board and committee meeting attendance in 2012.

For further detailed information on director independence, attendance, at-risk holdings and compensation, please see the tables and narrative following this table.



Christopher M. Burley
Age: 51
Calgary, Alberta, Canada
Director since 2009
Independent[1]

Mr. Burley is a Corporate Director and former Managing Director and Vice Chairman, Energy of Merrill Lynch Canada Inc., an investment banking firm. A graduate of the Institute of Corporate Directors' Education Program, he has more than 22 years of experience in the investment banking industry. He is a member of the board of directors of Parallel Energy Trust and the United Way of Calgary.

Principal Areas of Expertise/Experience:	Value of At-Risk Holdings[2]:
Finance Investment Banking Governance	February 2013[3]: $1,470,153
Board Committee Membership: Audit Corporate Governance and Nominating	**Board & Committee Attendance[4]:** 100% **2012 Annual Meeting Votes in Favor:** 99.73%



Donald G. Chynoweth
Age: 52
Calgary, Alberta, Canada
Director since 2012
Independent[1]

Mr. Chynoweth is Senior Vice President of SNC Lavalin O&M, one of the world's leading engineering and construction groups. He is a graduate of the University of Saskatchewan, with more than 30 years of management experience in business, politics, investment and business development. He is a member of the board of directors of AltaLink, L.P., a subsidiary of SNC Lavalin Inc.

Principal Areas of Expertise/Experience:	**Value of At-Risk Holdings[2]:**
Global/International Commerce Security Public Policy	February 2013[3]: $59,703
Board Committee Membership:	**Board & Committee Attendance[4]:** 100%
Audit Safety, Health and Environment	**2012 Annual Meeting Votes in Favor:** 99.63%



Daniel Clauw
Age: 62
Fourqueux, France
Director since 2012
Independent[1]

Mr. Clauw is owner and Chief Executive Officer of Strategie Conseil Developpement (SCD) SAS, France, a private fund and advisor to the chemical industry. He was formerly a senior executive with YARA International, most recently as Executive Vice President and Chief Operating Officer. Mr. Clauw has degrees in chemistry and physics and a financial degree from IFG Paris.

Principal Areas of Expertise/Experience:	**Value of At-Risk Holdings[2]:**
Fertilizer/Chemical Industry Global/International Commerce Global Senior Executive Management	February 2013[3]: $332,080
Board Committee Membership:	**Board & Committee Attendance[4]:** 100%
Audit Safety, Health and Environment	**2012 Annual Meeting Votes in Favor:** 99.76%



William J. Doyle
Age: 62
Saskatoon, Saskatchewan, Canada
Director since 1989
Non-Independent[1]

Mr. Doyle is President and Chief Executive Officer of the Corporation ("CEO"). He joined PotashCorp as President of PCS Sales in 1987, after a career with International Minerals and Chemical Corporation. He is on the boards of Canpotex Limited, The Fertilizer Institute and International Plant Nutrition Institute, as well as President of the International Fertilizer Industry Association. He is also a member of the Canadian Council of Chief Executives and the C.D. Howe Institute. Mr. Doyle is a graduate of Georgetown University in Washington, DC and is a member of its Board of Directors as well as a director of the Executives' Club of Chicago and the Big Shoulders Fund.

Principal Areas of Expertise/Experience:	**Value of At-Risk Holdings[2]:**
Fertilizer/Mining/Chemical Industry Global Agriculture/International Commerce Global Senior Executive Management	February 2013[3]: $94,142,017
Board Committee Membership: None	**Board & Committee Attendance[4]:** 100% **2012 Annual Meeting Votes in Favor:** 99.64%



John W. Estey
Age: 62
Glenview, Illinois, USA
Director since 2003
Independent[1]

Mr. Estey is Executive Chairman of S&C Electric Company, a global provider of equipment and services for electric power systems. He is a member of the Board of Governors of the National Electrical Manufacturers Association, a director of the Executives' Club of Chicago and Southwire Company and Chair of the Board of Trustees of the Adler Planetarium & Astronomy Museum.

Principal Areas of Expertise/Experience:	**Value of At-Risk Holdings[2]:**
Global/International Commerce Business Management Compensation Safety/Environmental	February 2013[3]: $3,153,439
Board Committee Membership: Compensation (chair) Corporate Governance and Nominating	**Board & Committee Attendance[4]:** 100% **2012 Annual Meeting Votes in Favor:** 98.00%



Gerald W. Grandey
Age: 66
Saskatoon, Saskatchewan,
Canada
Director since 2011
Independent[1]

Mr. Grandey was formerly Chief Executive Officer of Saskatoon-based Cameco Corporation. He is a director of Canadian Oil Sands Limited, Inmet Mining Corporation and Sandspring Resources Ltd. Mr. Grandey is Chairman Emeritus on the board of directors of the World Nuclear Association. He also serves on the Dean's Advisory Council of the University of Saskatchewan's Edwards School of Business, the Board of Governors of the Colorado School of Mines Foundation and the board of directors of the Institute of Corporate Directors.

Principal Areas of Expertise/Experience:	Value of At-Risk Holdings[2]:
Mining Industry Global/International Commerce Global Senior Executive Management	February 2013[3]: $340,530
Board Committee Membership: Compensation Safety, Health and Environment	**Board & Committee Attendance[4]:** 100% **2012 Annual Meeting Votes in Favor:** 99.77%



C. Steven Hoffman
Age: 64
Lincolnshire, Illinois, USA
Director since 2008
Independent[1]

Mr. Hoffman is a former senior executive of IMC Global Inc. With over 23 years of global fertilizer sales and marketing management experience, he retired as Senior Vice President and President, Sales and Marketing of IMC Global upon completion of the IMC Global and Cargill Fertilizer merger, creating the Mosaic Company. He is a former Chairman and President of the Phosphate Chemicals Export Association, Inc. and a former Chairman of Canpotex Limited.

Principal Areas of Expertise/Experience:	Value of At-Risk Holdings[2]:
Fertilizer/Mining/Chemical Industry Global Agriculture/International Commerce Business Management	February 2013[3]: $1,062,785
Board Committee Membership: Safety, Health and Environment (chair) Compensation	**Board & Committee Attendance[4]:** 100% **2012 Annual Meeting Votes in Favor:** 99.75%



Dallas J. Howe
Age: 68
Calgary, Alberta, Canada
Director since 1991
Independent[1]

Mr. Howe is owner and Chief Executive Officer of DSTC Ltd., a technology investment company. He is a director of Advanced Data Systems Ltd., the C.D. Howe Institute, the Global Food Security Institute at the University of Saskatchewan and a Fellow of the Institute of Corporate Directors. A director of the Crown corporation from 1982 to 1989, he joined the Corporation's Board in 1991 and was elected Chair in 2003. He previously served as a director of Viterra Inc.

Principal Areas of Expertise/Experience:	Value of At-Risk Holdings[2]:
Agriculture e-Commerce/Technology Governance	February 2013[3]: $18,296,353
Board Committee Membership:	**Board & Committee Attendance[4]:** 100% **2012 Annual Meeting Votes in Favor:** 99.62%
Board Chair Corporate Governance and Nominating	



Alice D. Laberge
Age: 56
Vancouver, British Columbia, Canada
Director since 2003
Independent[1]

Ms. Laberge is a Corporate Director and the former President and Chief Executive Officer of Fincentric Corporation, a global provider of software solutions to financial institutions. She was previously Senior Vice President and Chief Financial Officer of MacMillan Bloedel Limited. She is a director of the Royal Bank of Canada, Russel Metals Inc., Delta Hotels Limited, Silverbirch Management Ltd and St. Paul's Hospital Foundation in Vancouver and has served as a director of Catalyst Paper Corporation. She is a member of the Board of Governors of the University of British Columbia.

Principal Areas of Expertise/Experience:	Value of At-Risk Holdings[2]:
e-Commerce/Technology Finance Accounting	February 2013[3]: $3,000,193
Board Committee Membership:	**Board & Committee Attendance[4]:** 100% **2012 Annual Meeting Votes in Favor:** 99.71%
Audit (chair) Corporate Governance and Nominating	



Keith G. Martell
Age: 50
Saskatoon, Saskatchewan,
Canada
Director since 2007
Independent[1]

Mr. Martell is Chairman and Chief Executive Officer of First Nations Bank of Canada, a Canadian chartered bank primarily focused on providing financial services to the Aboriginal marketplace in Canada. He is a Chartered Accountant, formerly with KPMG LLP. He is a director of the Saskatoon Friendship Inn and the Canadian Chamber of Commerce and serves on the Dean's Advisory Council of the University of Saskatchewan's Edwards School of Business. He is a former director of the Public Sector Pension Investment Board of Canada and The North West Company Inc., and a former trustee of the North West Company Fund. He is also a trustee of Primrose Lake Trust.

Principal Areas of Expertise/Experience:	Value of At-Risk Holdings[2]:
Finance/Accounting First Nations Business Management	February 2013[3]: $925,046
Board Committee Membership:	Board & Committee Attendance[4]: 100% 2012 Annual Meeting Votes in Favor: 98.08%
Audit Compensation	



Jeffrey J. McCaig
Age: 61
Calgary, Alberta, Canada
Director since 2001
Independent[1]

Mr. McCaig is Chairman and Chief Executive Officer of the Trimac Group of Companies, a North American provider of bulk trucking and third-party logistics services. Prior to that, he practiced law, specializing in corporate financing and securities. He is Chairman and director of Bantrel Co., an engineering, procurement and construction company, a director of The Standard Life Assurance Company of Canada, Orbus Pharma Inc. and a director and co-owner of the Calgary Flames Hockey Club[5].

Principal Areas of Expertise/Experience:	Value of At-Risk Holdings[2]:
Transportation Industry Legal Business Management	February 2013[3]: $14,452,650
Board Committee Membership:	Board & Committee Attendance[4]: 100% 2012 Annual Meeting Votes in Favor: 97.51%
Compensation Safety, Health and Environment	



Mary Mogford
Age: 68
Newcastle, Ontario, Canada
Director since 2001
Independent[1]

Ms. Mogford is a Corporate Director and a former Ontario Deputy Minister of Finance and Deputy Minister of Natural Resources. She is currently a director of Nordion Inc. and an honorary member of the boards of the Hospital For Sick Children and Trent University. She is a Fellow of the Institute of Corporate Directors and an accredited director under the ICD/Rotman School of Business Directors' Education Program. She has also previously served as a director of Falconbridge, Sears Canada and nine other public companies.

Principal Areas of Expertise/Experience:	Value of At-Risk Holdings[2]:
Finance Public Policy Governance	February 2013[3]: $6,306,343
Board Committee Membership:	Board & Committee Attendance[4]: 100%
Corporate Governance and Nominating (chair) Compensation	2012 Annual Meeting Votes in Favor: 98.06%



Elena Viyella de Paliza
Age: 58
Dominican Republic
Director since 2003
Non-Independent[1]

Ms. Viyella de Paliza is President of Inter-Quimica, S.A., a chemicals importer and distributor, Monte Rio Power Corp., Jaraba Import, S.A., a subsidiary of Monte Rio Power Corp. and Indescorp, S.A. She is a member of the board of the Inter-American Dialogue, the National Agribusiness Board, EDUCA (Action for Education) and Universidad APEC.

Principal Areas of Expertise/Experience:	Value of At-Risk Holdings[2]:
Fertilizer Industry Finance/Business Management Global/International Commerce	February 2013[3]: $4,260,343
Board Committee Membership:	Board & Committee Attendance[4]: 100%
Safety, Health and Environment	2012 Annual Meeting Votes in Favor: 88.04%

(1) See "Director Independence and Other Relationships" on pages 14 and 15.

(2) See "At Risk Investment and Year Over Year Changes" on pages 22 and 23 for additional detail.

(3) Based on the closing price per Share on the NYSE of $41.51 on February 19, 2013.

(4) See "Board Meetings and Attendance of Directors" on pages 17 and 18 for additional detail.

(5) Mr. McCaig is a director of Orbus Pharma Inc. ("Orbus"). On or about May 17, 2010, Orbus commenced proposal proceedings pursuant to the provisions of the *Bankruptcy and Insolvency Act* (Canada) by filing a notice of intention to make a proposal. A proposal was submitted and approved by the creditors of Orbus on September 28, 2010 and approved by the court on October 18, 2010. The proposal was implemented in accordance with the terms and conditions approved by the creditors of Orbus and the court. During 2010, securities regulators for the Provinces of Alberta, British Columbia, Manitoba, Ontario and Quebec issued cease trading orders in relation to the securities of Orbus for the failure by Orbus to timely file financial statements as well as related continuous disclosure documents. Such cease trade orders continue to be in effect.

Board Tenure



Years on the Board

as at February 19, 2013

As at February 19, 2013, the Corporation's average Board tenure is 9.2 years.

Retirement Policy

In January 2000, the Board approved a retirement policy that directors not stand for re-election after reaching the age of seventy.

Pursuant to the "PotashCorp Governance Principles", the CEO must also resign from the Board immediately upon retirement or otherwise resigning as CEO. Also, the "PotashCorp Governance Principles" state that a director should offer to resign in the event of a change in principal job responsibilities or in the event of any other significant change in his or her circumstances, including one where continued service on the Board might bring the Corporation into disrepute. For greater certainty, a determination by the Board that a director is no longer independent shall be considered a significant change in such director's circumstances. The Corporate Governance and Nominating Committee will consider the change in circumstance and recommend to the Board whether the resignation should be accepted.

Director Independence and Other Relationships

	Committees[3] (Number of Members)			
	Audit[1] (5)	**Compensation**[1] (6)	**CG&N**[1] (5)	**SH&E**[2] (6)
Management Director — Not Independent				
William J. Doyle				
Outside Director — Not Independent				
Elena Viyella de Paliza (family business relationship)				√
Outside Director — Independent				
Christopher M. Burley	√		√	
Donald G. Chynoweth	√			√
Daniel Clauw	√			√
John W. Estey		Chair	√	
Gerald W. Grandey		√		√
C. Steven Hoffman		√		Chair
Dallas J. Howe (Board Chair)			√	
Alice D. Laberge[4]	Chair		√	
Keith G. Martell[4]	√	√		
Jeffrey J. McCaig		√		√
Mary Mogford		√	Chair	

(1) All members are independent. All Audit Committee members are independent under additional regulatory requirements applicable to them. The Corporate Governance and Nominating Committee Charter, the Compensation Committee Charter and the Audit Committee Charter each require that each member of the respective committee be independent.

(2) A majority of the Safety, Health and Environment Committee members are independent.

(3) Paul J. Schoenhals and E. Robert Stromberg each retired from the Board on May 17, 2012. Mr. Schoenhals was an independent director, while Mr. Stromberg was not considered independent as a result of a family business relationship. Mr. Schoenhals served as a member of the Safety, Health & Environment Committee and the Compensation Committee until his retirement and Mr. Stromberg served as a member of the Safety, Health & Environment Committee until his retirement.

(4) Audit Committee financial expert under the rules of the SEC.

Director Independence

The Board has determined that all of the directors of the Corporation, with the exception of Mr. Doyle and Ms. Paliza, are independent within the meaning of the "PotashCorp Governance Principles", National Instrument 58-101 "Disclosure of Corporate Governance Practices" ("NI 58-101"), applicable rules of the SEC and the NYSE rules. Mr. Stromberg, who retired from the Board on May 17, 2012, was not considered to be independent.

For a director to be considered independent, the Board must determine that the director does not have any material relationship with the Corporation, either directly or indirectly (e.g., as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Pursuant to the "PotashCorp Governance Principles" and the "PotashCorp Core Values and Code of Conduct", directors and executive officers of the Corporation inform the Board as to their relationships with the Corporation and provide other pertinent information pursuant to questionnaires that they complete, sign and certify on an annual basis. The Board reviews such relationships to identify impairments to director independence and in connection with disclosure obligations under Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934 (the "Exchange Act").

As permitted by the NYSE rules, the Board has adopted Categorical Standards to assist it in making determinations of director independence. These standards are set out in the "PotashCorp Governance Principles", the full text of which is available on the Corporation's website, www.potashcorp.com, and are outlined in Schedule A to Appendix A of this Management Proxy Circular under "Independence Standards".

Mr. Doyle is the CEO and is therefore not independent. Mr. Doyle is also a director of Canpotex Limited. The Corporation had sales of approximately $1,492 million to Canpotex Limited in 2012.

Two of Ms. Paliza's brothers are executive officers of Fertilizantes Santo Domingo, C. por A ("Fersan"), a fertilizer bulk blender and distributor of agrichemicals based in the Dominican Republic, which is a customer of the Corporation. In 2012, receipts and payments in the amount of approximately USD$41,000,000 were transacted between the Corporation and Fersan, which exceeded 2% of Fersan's gross revenues in 2012. The transactions between the Corporation and Fersan in 2011 and 2010 also exceeded 2% of Fersan's gross revenues in such years. Although a former employee of Fersan, Ms. Paliza has no direct or indirect interest in transactions between the Corporation and Fersan, and all such transactions are completed on normal trade terms. Even though she does not meet the aforementioned independence standards, Ms. Paliza provides a valuable contribution to the Board through her industry knowledge and experience and international business perspective. Her presence on the Board has not played any role in the Corporation's decision to transact business with Fersan. The Corporation has made this decision on the basis of the best interests of the Corporation.

Mr. Stromberg served as a director of the Corporation until his retirement from the Board on May 17, 2012. A son of Mr. Stromberg is a major indirect shareholder of Micro Oil Inc. ("Micro Oil"), a privately held process oil blender and supplier based in Saskatoon, Saskatchewan. Another son of Mr. Stromberg is the president of Micro Oil and a major indirect shareholder. Receipts and payments in the amounts of approximately Cdn$2,028,410 were transacted between the Corporation and Micro Oil in 2012.

In determining the independence of its other directors, the Board evaluated business and other relationships that each director had with the Corporation. In doing so, it determined as immaterial (i) any relationships falling below the thresholds set forth in paragraph (c) of our Categorical Standards and not otherwise required to be disclosed pursuant to Item 404(a) of Regulation S-K under the Exchange Act, including certain relationships of Mr. Chynoweth, Mr. Estey and Mr. McCaig, (ii) any relationships falling below the transaction thresholds set forth in paragraph (d) of our Categorical Standards, including certain relationships of Mr. Howe, Mr. Estey and Mr. Martell, (iii) any relationship of a family member with the Company's external auditors falling outside the scope of paragraph (a)(iv) or paragraph (a)(v) of our Categorical Standards, including such a relationship of Mr. Clauw, and (iv) any business relationship between the Corporation and an entity as to which the director in question has no relationship other than as a director thereof, including certain directorships of Ms. Laberge.

Board Interlocks

In addition to the independence requirements, the Corporation has established an additional requirement that there shall be no more than two board interlocks at any given time. As of the date of this Management Proxy Circular, there are no interlocking public company directorships among the Board members.

Limitations on Other Board Service

The "PotashCorp Governance Principles" also contain limitations on the number of other directorships that directors and the CEO of the Corporation may hold. Directors who are employed as CEOs, or in other senior executive positions on a full-time basis, should not serve on more than two boards of public companies in addition to the Corporation's Board. Other directors should not serve on more than three boards of public companies in addition to the Corporation's Board. The CEO of the Corporation should not serve on the board of more than two other public companies and should not serve on the board of any other company where the CEO of that other company serves on the Corporation's Board. In all cases, prior to accepting an appointment to the board of any public company, the CEO of the Corporation must review and discuss the appointment with the Board Chair of the Corporation and obtain Board approval.

Board, Committee & Director Assessment

Pursuant to the "PotashCorp Governance Principles", the Board has adopted a 6-part effectiveness evaluation program for the Board, each Committee and each individual director which is outlined in Appendix A under "Board Assessments" and summarized in the following table.

Review (Frequency)	By	Action	Outcome[1]
Full Board (Annual)	All Members of the Board	• Board members complete a detailed questionnaire which: (a) provides for quantitative ratings in key areas and (b) seeks subjective comment in each of those areas. • Responses are reviewed by the Chair of the CG&N Committee. • The Board also reviews and considers any proposed changes to the Board Charter.	• A summary report is prepared by the Chair of the CG&N Committee and provided to the Board Chair, the CG&N Committee and the CEO. • The summary report is reported to the full Board by the CG&N Committee Chair. • Matters requiring follow-up are identified and action plans are developed and monitored on a go-forward basis by the CG&N Committee.
Full Board (Periodically)	Management	• Members of senior management who regularly interact with the Board and/or its Committees are surveyed to solicit their input and perspective on the operation of the Board and how the Board might improve its effectiveness. • Survey includes a questionnaire and one-on-one interviews between the management respondents and the Chair of the CG&N Committee.	• Results are reported by the Chair of the CG&N Committee to the full Board.
Board Chair (Annual)	All Members of the Board	• Board members assess and comment on the Board Chair's discharge of his duties. The CEO provides specific input from his perspective, as CEO, regarding the Board Chair's effectiveness. • Individual responses are received by the Chair of the CG&N Committee.	• A summary report is prepared by the Chair of the CG&N Committee and provided to the Board Chair and the full Board.
Board Committees (Annual)	All Members of each Committee	• Members of each Committee complete a detailed questionnaire to evaluate how well their respective Committee is operating and to make suggestions for improvement. • The Chair of the CG&N Committee receives responses and reviews them with the appropriate Committee Chair. • The Board reviews and considers any proposed changes to the Committee Charters.	• A summary report is prepared and provided to the Board Chair, the Chair of the CG&N Committee, the appropriate Committee and the CEO. The summary report for each Committee is then reported to the full Board by the appropriate Committee Chair. • The Committee Chair assumes responsibility to follow-up on any matters raised in the assessment and take action, as appropriate.
Committee Chair (Annual)	All Members of each Committee	• Members of each Committee assess and comment on their respective Committee Chair's discharge of his or her duties. • Responses are received by the Chair of the CG&N Committee and the Committee Chair under review.	• A summary report is provided to the appropriate Committee and to the full Board. • The Board reviews and considers any proposed changes to the Committee Chair position descriptions
Individual Directors (Annual)	Each Director	• Each director formally meets with the Board Chair (and if desired, the Chair of the CG&N Committee) to engage in a full and frank discussion of any and all issues either wish to raise, with a focus on maximizing each director's contribution to the Board and his or her respective Committees. • Each director is expected to be prepared to discuss how the directors, individually and collectively, can operate more effectively.	• The Board Chair employs a checklist, discussing both short-term and long-term goals, and establishes action items for each director to enhance his or her personal contributions to the Board and to overall Board effectiveness. • The Board Chair shares peer feedback with each director as appropriate and reviews progress and action taken. • The Board Chair discusses the results of the individual evaluations with the Chair of the CG&N Committee and reports summary findings to the full Board.

[1]   Attribution of comments to specific individuals is generally only made if authorized by the individual.

Board Meetings and Attendance of Directors

Under the Corporation's Board of Directors Charter, the Board's principal duties include overseeing and approving the Corporation's business strategy and strategic planning process as well as approving policies, procedures and systems for implementing strategy and managing risk. The Board normally schedules eight meetings a year, including a meeting where risk management is reviewed and a meeting where corporate strategy is reviewed. Special meetings of the Board are convened as appropriate.

The following items represent the significant activities and priorities for the Board in 2012:

- Overseeing and approving the Corporation's business strategy and strategic planning process, including a two-day meeting focused on the topic. The Board has adopted a strategic planning process and approves, on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business. In doing so, it has the responsibility to ensure congruence between shareholder expectations, company plans and management performance.

- Significant dedication to a review and assessment of the Corporation's succession planning process. The Board held meetings with the CEO and others to discuss succession plans for the positions of CEO and other senior executive officers. The Board regularly interacts with the senior management team and periodically attends company events to build relationships with the people who represent the Corporation's future.

- Overseeing the Corporation's rigorous risk management process, including a two-day meeting focused on the topic.

- Reviewing the "needs matrix" and nominating for election to the Board two qualified directors.

- Visiting company facilities, including a meeting at the Corporation's Geismar plant. During the year, certain Board members also visited Aurora, White Springs, Marseilles, Augusta and Lima.

- Obtaining ongoing director education as highlighted on pages 31 to 33.

The following table provides a summary of attendance at Board and Committee meetings held during fiscal 2012.

Type of Meeting Held	Number of Meetings
Board of Directors	8
Audit Committee ("AUD")	7
Compensation Committee ("COMP")	5
Corporate Governance and Nominating Committee ("CG&N")	4
Safety, Health and Environment Committee ("SHE")	4

Director	Board meetings attended		Committee meetings attended		Total Board/Committee meetings attended	
Christopher M. Burley	8 of 8	100%	7 of 7 AUD 4 of 4 CG&N	100% 100%	19 of 19	100%
Donald G. Chynoweth[1]	4 of 4	100%	3 of 3 AUD 2 of 2 SHE	100%	9 of 9	100%
Daniel Clauw[1]	4 of 4	100%	3 of 3 AUD 2 of 2 SHE	100% 100%	9 of 9	100%
William J. Doyle[2]	8 of 8	100%			8 of 8	100%
John W. Estey	8 of 8	100%	2 of 2 CG&N 5 of 5 COMP (Chair) 4 of 4 SHE	100% 100% 100%	19 of 19	100%
Gerald W. Grandey	8 of 8	100%	3 of 3 COMP 2 of 2 SHE	100% 100%	13 of 13	100%
C. Steven Hoffman	8 of 8	100%	4 of 4 AUD 3 of 3 COMP 4 of 4 SHE (Chair)	100% 100% 100%	19 of 19	100%
Dallas J. Howe[2]	8 of 8	100%	4 of 4 CG&N	100%	12 of 12	100%
Alice D. Laberge	8 of 8	100%	7 of 7 AUD (Chair) 4 of 4 CG&N	100% 100%	19 of 19	100%
Keith G. Martell	8 of 8	100%	7 of 7 AUD 5 of 5 COMP	100% 100%	20 of 20	100%
Jeffrey J. McCaig	8 of 8	100%	4 of 4 AUD 5 of 5 COMP 2 of 2 SHE	100% 100% 100%	19 of 19	100%
Mary Mogford	8 of 8	100%	4 of 4 CG&N (Chair) 5 of 5 COMP	100% 100%	17 of 17	100%
Paul J. Schoenhals[3]	4 of 4	100%	2 of 2 COMP 2 of 2 SHE	100% 100%	8 of 8	100%
E. Robert Stromberg, Q.C.[4]	4 of 4	100%	2 of 2 SHE	100%	6 of 6	100%
Elena Viyella de Paliza	8 of 8	100%	4 of 4 SHE	100%	12 of 12	100%
Aggregate Attendance	104 of 104	100%	35 of 35 AUD 18 of 18 CG&N 28 of 28 COMP 24 of 24 SHE	100% 100% 100% 100%	209 of 209	100%

(1) Elected as a member of the Board and a member of the Audit Committee and Safety, Health and Environment Committee on May 17, 2012.

(2) In addition to the committees of which he is a member, Mr. Howe, as Board Chair, regularly attends other committee meetings as well. Mr. Howe attended all of the committee meetings held in 2012. At the invitation of applicable committees, Mr. Doyle attended all or a portion of many of the committee meetings held in 2012, including a majority of the Compensation and CG&N committee meetings. In an effort to provide directors with a more complete understanding of the issues facing the Corporation and in line with the Corporation's core values, directors are encouraged to attend committee meetings of which they are not a member.

(3) Served as a member of the Board, a member of the Compensation Committee and the Chair of the Safety, Health and Environment Committee until his retirement from the Board on May 17, 2012.

(4) Served as a member of the Board and a member of the Safety, Health and Environment Committee until his retirement from the Board on May 17, 2012.

Pursuant to the "PotashCorp Governance Principles", the Board has adopted a policy of meeting in executive session, without management present, at each meeting of the Board. In practice, two such sessions occur at each meeting of the Board; one prior to the business of the meeting and one at the conclusion of the meeting. The Board has also adopted a policy of meeting in executive session, with only independent directors present, at each meeting of the Board. The presiding director at the executive session is Dallas J. Howe, the Board Chair, or, in his absence, a director selected by majority vote of those present. Sessions are of no fixed duration and participant directors are encouraged to raise and discuss any issues of concern. Each Committee of the Board also meets in executive session, without management present, at each meeting of the Committee. Directors are expected to attend each Annual Meeting. Each director nominee was present at the Corporation's 2012 Annual Meeting of Shareholders.

Director Compensation

2012 Director Compensation Package

We establish director compensation after considering the advice of independent consultants, with a view to establishing compensation at the median of the applicable Comparator Group (see "Compensation — Compensation Discussion and Analysis — Compensation Principles"). Only non-employee directors (the "outside directors") are compensated for service on the Board. The following table displays the compensation structure for 2012 for all outside directors.

Item or Service	Fee[1]
Board Chair retainer	$370,000[1]
Director retainer	$185,000[1]
Committee Chair retainers	
Audit Committee	$ 20,000[2]
Compensation Committee	$ 20,000[2]
Corporate Governance Committee	$ 15,000
SH&E Committee	$ 15,000
Non-Chair Committee member retainer	$ 5,000
Travel fee (per day)	$ 500
Per diem for Committee meeting	$ 1,500[3]

(1) Reflects annual retainer effective July 1, 2012 when annual retainers for outside directors and the Board Chair were increased by $10,000 from $175,000 and $360,000, respectively, after considering the recommendations of our independent compensation consultant.

(2) Reflects Committee Chair retainer effective July 1, 2012 when annual retainers for the Audit Committee Chair and Compensation Committee Chair were each increased from $15,000 to $20,000.

(3) Each outside director who was a member of a Board Committee, other than the Board Chair, received a per diem fee of $1,500 for committee meetings he or she attended, provided such meetings were not held the same day as a Board meeting.

As described below, each outside director can defer, in the form of DSUs up to 100% of the annual retainer payable to such director in respect of serving as a director, which would otherwise be payable in cash.

Stock-Based Compensation

Effective November 20, 2001, we adopted the Deferred Share Unit Plan (the "DSU Plan"), which allows outside directors to defer, in the form of DSUs up to 100% of the annual retainer payable to such director in respect of serving as a director that would otherwise be payable in cash. Each DSU has an initial value equal to the market value of a Share at the time of deferral. The DSU Plan is intended to enhance our ability to attract and retain highly qualified individuals to serve as directors and to promote a greater alignment of interests between such directors and our shareholders. The DSU Plan also provides for discretionary grants of DSUs, which the Board discontinued on January 24, 2007 in connection with an increase to the annual retainer.

Each DSU is credited to the account of an individual director and fully vests upon an award, but is distributed only when the outside director has ceased to be a member of the Board, provided that the director is neither our employee nor an employee of any of our subsidiaries. In accordance with elections made pursuant to the terms of the DSU Plan, the director will receive, within a specified period following retirement, a cash payment equal to their DSU units multiplied by the applicable Share price at the date of valuation (reduced by the amount of applicable withholding taxes). While the Compensation Committee, with Board approval, has the discretion to distribute Shares in lieu of cash, the Committee and Board have determined that all distributions pursuant to the DSU Plan will be made in cash. DSUs earn dividends in the form of additional DSUs at the same rate as dividends are paid on Shares.

The number of DSUs credited to the director's account with respect to director retainer fees that the director elects to allocate to the DSU Plan is determined as of the last trading day of each calendar quarter and is equal to the quotient obtained by dividing (a) the aggregate amount of retainer fees allocated to the DSU Plan for the relevant calendar quarter by (b) the market value of a Share on such last trading day (determined on the basis of the closing price on the TSX for participants resident in Canada and on the basis of the closing price on the NYSE for all other participants).

In 2012, the following outside directors elected to receive all or a portion of 2012 director retainer fees in the form of DSUs: Mr. Burley, Mr. Chynoweth, Mr. Estey, Mr. Grandey, Mr. Hoffman, Ms. Laberge, Mr. Martell, Mr. MacCaig, and Ms. Mogford.

The outside directors were not granted any stock options in 2012 and have not been granted any stock options since the Board's decision in 2003 to discontinue stock option grants to outside directors.

Share Ownership Requirements

The Board believes that the economic interests of directors should be aligned with those of shareholders. By the time a director has served on the Board for five years, he or she must own Shares and/or DSUs with a value at least five times the annual retainer paid to directors with at least one-half of such ownership requirement to be satisfied by the time a director has served on the Board for two and one-half years. The Board may make exceptions to these standards in particular circumstances.

If a director's Share ownership falls below the minimum guidelines due to a decline in the Share price, such director will have three years to restore compliance. For purposes of determining compliance during this three-year period, the director's Shares will be valued at the higher of cost or market value.

As of February 19, 2013, all of our directors were in compliance with the applicable requirements described above.

Other Benefits

Directors participate in our Group Life insurance coverage (Cdn$50,000), Accidental Death and Dismemberment coverage (Cdn$100,000), Business Travel Accidental coverage (Cdn$250,000) and Supplemental Business Travel Medical coverage ($250,000) per calendar year.

The following table sets forth the compensation earned by our outside directors during fiscal 2012 as prescribed in accordance with Item 402(k) of Regulation S-K. The table in footnote (2) below sets forth further details, including the amount of each director's 2012 annual retainer and committee meeting and other fees received in the form of cash and DSUs.

2012 Non-Employee Director Compensation[1]
(see explanatory notes)

Name	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[2][3][4]	Option Awards ($)[5]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)[6]	Total ($)
Christopher M. Burley	157,000	50,176	—	—	—	—	207,176
Donald G. Chynoweth	68,186	60,399	—	—	—	4,274	132,858
Daniel Clauw	131,371	—	—	—	—	301	131,672
John W. Estey	110,750	140,837	—	—	—	301	251,888
Gerald W. Grandey	5,000	188,063	—	—	—	—	193,063
C. Steven Hoffman	12,500	205,325	—	—	—	—	217,825
Dallas J. Howe	365,000	62,983	—	—	—	5,352	433,335
Alice D. Laberge	158,250	91,089	—	—	—	—	249,339
Keith G. Martell	154,000	58,009	—	—	—	5,352	217,361
Jeffrey J. McCaig	12,000	242,186	—	—	—	2,431	256,617
Mary Mogford	110,000	146,471	—	—	—	—	256,471
Elena Viyella de Paliza	197,000	31,956	—	—	—	4,367	233,324

(1) Those amounts that were paid in Canadian dollars have been converted to United States dollars using the average exchange rate for the month prior to the date of payment.

(2) Stock Award amounts set forth above includes the amount of annual retainer deferred into DSU units plus dividend amounts on DSUs. The following table sets forth each director's annual retainer, meeting and other fees for fiscal year 2012 that were earned or paid in the form of cash or deferred in the form of DSUs.

Remuneration of Directors
For the Fiscal Year Ended December 31, 2012

Name	Annual Retainer Cash ($)	Annual Retainer DSUs ($)	Committee Meeting and Other Fees ($)	Total Remuneration ($)	Percentage of Total Remuneration in DSUs (%)
Christopher M. Burley	142,500	47,500	14,500	204,500	23.23
Donald G. Chynoweth	60,186	60,186	8,000	128,371	46.88
Daniel Clauw	120,371	—	11,000	131,371	—
John W. Estey	101,250	101,250	9,500	212,000	47.76
Gerald W. Grandey	—	186,236	5,000	191,236	97.39
C. Steven Hoffman	—	196,236	12,500	208,736	94.01
Dallas J. Howe	365,000	—	—	365,000	—
Alice D. Laberge	141,750	60,750	16,500	219,000	27.74
Keith G. Martell	142,500	47,500	11,500	201,500	23.57
Jeffrey J. McCaig	—	190,000	12,000	202,000	94.06
Mary Mogford	100,000	100,000	10,000	210,000	47.62
Elena Viyella de Paliza	185,000	—	12,000	197,000	—
Total	1,358,557	989,658	122,500	2,470,714	40.06

(3) Reports the grant date fair value, as calculated in accordance with Financial Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"), for DSUs received in 2012 pursuant to the DSU Plan.

The grant date fair value of each grant of DSUs received by each director in 2012 was as follows:

Name	February 9, 2012 (Dividend)	March 31, 2012 (Deferred Fees)	May 3, 2012 (Dividend)	June 30, 2012 (Deferred Fees)	August 3, 2012 (Dividend)	September 30, 2012 (Deferred Fees)	November 5, 2012 (Dividend)	December 31, 2012 (Deferred Fees)
Christopher M. Burley	$293 (6.39 units)	$11,563 (260.45 units)	$639 (14.79 units)	$11,563 (262.38 units)	$655 (15.32 units)	$12,188 (282.97 units)	$1,089 (27.07 units)	$12,188 (300.17 units)
Donald G. Chynoweth	— —	— —	— —	$11,436 (259.50 units)	$36 (0.83 units)	$24,375 (565.94 units)	$178 (4.42 units)	$24,375 (600.34 units)
Daniel Clauw	— —	— —	— —	— —	— —	— —	— —	— —
John W. Estey	$4,853 (105.80 units)	$24,375 (533.49 units)	$9,795 (226.80 units)	$24,375 (557.91 units)	$9,905 (231.54 units)	$26,250 (604.56 units)	$15,033 (373.68 units)	$26,250 (645.12 units))
Gerald W. Grandey	$90 (1.96 units)	$43,750 (985.48 units)	$325 (7.51 units)	$44,986 (1,020.83 units)	$455 (10.63 units)	$48,750 (1,131.87 units)	$957 (23.80 units)	$48,750 (1,200.69 units)
C. Steven Hoffman	$991 (21.60 units)	$46,250 (1,012.26 units)	$2,126 (49.23 units)	$47,486 (1,086.88 units)	$2,285 (53.42 units)	$51,250 (1,180.33 units)	$3,687 (91.65 units)	$51,250 (1,259.52 units)
Dallas J. Howe	$7,715 (168.19 units)	— —	$15,837 (366.68 units)	— —	$15,348 (358.76 units)	— —	$24,084 (598.66 units)	— —
Alice D. Laberge	$3,672 (80.05 units)	$14,625 (329.43 units)	$7,585 (175.62 units)	$14,625 (331.87 units)	$7,396 (172.89 units)	$15,750 (365.68 units)	$11,685 (290.46 units)	$15,750 (387.91 units)
Keith G. Martell	$1,253 (27.31 units)	$11,563 (260.45 units)	$2,608 (60.39 units)	$11,563 (262.38 units)	$2,564 (59.93 units)	$12,188 (282.97 units)	$4,084 (101.52 units)	$12,188 (300.17 units)
Jeffrey J. McCaig	$6,254 (136.33 units)	$46,250 (1,041.79 units)	$12,986 (300.67 units)	$46,250 (1,049.51 units)	$12,729 (297.54 units)	$48,750 (1,131.87 units)	$20,218 (502.56 units)	$48,750 (1,200.69 units)
Mary Mogford	$5,619 (122.50 units)	$24,375 (549.05 units)	$11,613 (268.89 units)	$24,375 (553.12 units)	$11,330 (264.85 units)	$25,625 (594.96 units)	$17,908 (445.14 units)	$25,625 (631.13 units)
Elena Viyella de Paliza	$3,137 (68.38 units)	— —	$6,283 (145.47 units)	— —	$6,303 (147.35 units)	— —	$9,486 (235.80 units)	— —

(4) As of December 31, 2012, the total number of DSUs held by each outside director was as follows: Mr. Burley, 5,389.4985; Mr. Chynoweth, 1,431.0270; Mr. Clauw, 0; Mr. Estey, 72,605.9288; Mr. Grandey, 5,674.7896; Mr. Hoffman, 18,908.7730; Mr. Howe, 112,553.6208; Ms. Laberge, 54,997.3248; Mr. Martell, 19,386.5278; Mr. McCaig, 95,687.1741; Ms. Mogford, 84,322.5786; and Ms. Viyella de Paliza, 45,407.5887.

(5) As of December 31, 2012, none of the outside directors held outstanding options. The following table provides information relating to stock option exercises by our outside directors during 2012.

Name	Number of Shares Acquired on Exercise of Stock Options During 2012[a]	Value Realized Upon Exercise of Stock Options During 2012 ($)[b]
Jeffrey J. McCaig	27,000	1,061,276
Mary Mogford	27,000	864,093

(a) The number of Shares retained by each director following the exercise of the options is as follows: Mr. McCaig, 0 and Ms. Mogford, 14,300

(b) The value realized upon exercise was converted to U.S. dollars using the average Canadian exchange rate of 0.9996 for fiscal year 2012.

(6) Reports the cost of tax gross-ups for taxable benefits and life insurance premiums paid for the benefit of each director.

"At Risk" Investment and Year Over Year Changes

The following table provides ownership information as at February 19, 2013 and February 21, 2012, respectively.

	Director Since	Year	Common Shares (#)	DSUs (#)[1]	Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)[2]	Value of Common Shares/DSUs Needed to Meet 2013 Ownership Guideline ($)	Ownership Guideline Compliance[3][4]	Equity at Risk Multiple of 2012 Annual Retainer	Shares Deemed to be Beneficially Owned (#)[5][6]
Christopher M. Burley	2009	2013	30,000	5,416	35,416	1,470,153	975,000	YES	7.5	30,000
		2012	30,000	4,226	34,226	1,612,403				30,000
		Change	—	+1,190	+1,190					—
Donald G. Chynoweth	2012	2013	—	1,438	1,438	59,703	975,000	YES	0.3	—
		2012	—	—	—	—				—
		Change	—	+1,438	+1,438					—
Daniel Clauw[7]	2012	2013	8,000	—	8,000	332,080	975,000	YES	1.7	8,000
		2012	8,000	—	8,000	376,880				8,000
		Change	—	—	—					—
William J. Doyle[8]	1989	2013	2,267,936	—	2,267,936	94,142,017	n/a	n/a	n/a	8,658,994
		2012	1,992,587	—	1,992,587	93,870,777				9,256,445
		Change	+275,349	n/a	+257,349					-597,451
John W. Estey	2003	2013	3,000	72,968	75,968	3,153,439	1,050,000	YES	15.0	3,000
		2012	3,000	69,432	72,432	3,412,310				3,000
		Change	—	+3,536	+3,536					—
Gerald W. Grandey	2011	2013	2,500	5,703	8,203	340,530	975,000	YES	1.7	2,500
		2012	—	1,293	1,293	60,959				—
		Change	+2,500	+4,410	+6,910					+2,500
C. Steven Hoffman	2008	2013	6,600	19,003	25,603	1,062,785	1,025,000	YES	5.2	6,600
		2012	6,600	14,175	20,775	978,732				6,600
		Change	—	+4,828	+4,828					—
Dallas J. Howe	1991	2013	327,645	113,124	440,769	18,296,353	1,850,000	YES	49.4	327,645
		2012	327,645	111,229	438,874	20,675,378				327,645
		Change	—	+1,895	+1,895					—
Alice D. Laberge	2003	2013	17,000	55,276	72,276	3,000,193	1,050,000	YES	14.3	17,000
		2012	17,000	52,943	69,943	3,295,036				17,000
		Change	—	+2,333	+2,333					—
Keith G. Martell	2007	2013	2,800	19,484	22,284	925,046	975,000	YES	4.7	2,800
		2012	2,800	18,058	20,858	982,654				2,800
		Change	—	+1,426	+1,426					—
Jeffrey J. McCaig[9]	2001	2013	252,000	96,172	348,172	14,452,650	975,000	YES	74.1	252,000
		2012	225,000	90,162	315,162	14,847,307				252,000
		Change	+27,000	+6,010	+33,010					—
Mary Mogford	2001	2013	67,173	84,750	151,923	6,306,343	1,025,000	YES	30.8	67,173
		2012	52,873	81,015	133,888	6,307,484				79,873
		Change	+14,300	+3,735	+18,035					-12,700
Elena Viyella de Paliza	2003	2013	57,000	45,634	102,634	4,260,343	950,000	YES	22.4	57,000
		2012	57,000	44,878	101,878	4,799,518				57,000
		Change	—	+756	+756					—
Total		2013	3,041,654	518,968	3,560,622	147,801,635				9,432,712
		2012	2,722,505	487,411	3,209,916	151,219,438				10,040,363
		Change	+319,149	+31,557	+350,706					-607,651

(1) DSUs do not carry any voting rights. The number of DSUs held by each director has been rounded down to the nearest whole number.

(2) Based on the closing price per Share on the NYSE of $47.11 on February 21, 2012 and $41.51 on February 19, 2013.

(3) By the time a director has served on the Board for 5 years, he or she must own Shares and/or DSUs with a value at least five times the annual retainer paid to directors. One-half of the ownership threshold is required to be achieved within 2 ½ years. If a director's Share ownership falls below the minimum requirements due to a decline in the Share price, such director will have three years to restore compliance. For purposes of determining compliance during the three-year period, the director's Shares will be valued at the higher of cost or market value.

(4) Both Mr. Chynoweth and Mr. Clauw have until May 17, 2017 to satisfy their ownership requirements and Mr. Grandey has until September 9, 2016. Mr. Martell had achieved the requisite ownership requirement within 5 years of joining the Board; however, due to a decline in the Share price after February 21, 2012 he is currently below the minimum requirement and, as such, has three years to restore compliance. For purposes of determining compliance during this three-year period, his Shares will be valued at the higher of cost or market value.

(5) For 2013, the number of Shares indicated above as deemed to be beneficially owned by the nominated directors includes Shares purchasable by such directors within 60 days of February 19, 2013 through the exercise of options granted by the Corporation, as follows: Mr. Doyle 6,391,058 Shares. No stock options have been granted to the Corporation's non-employee directors since November 2002 and none are outstanding.

For 2012, the number of Shares indicated above as deemed to be beneficially owned by the nominated directors included Shares purchasable by such directors within 60 days of February 21, 2012 through the exercise of options granted by the Corporation, as follows: Mr. Doyle 7,263,858 Shares, Mr. McCaig 27,000 Shares and Ms. Mogford 27,000 Shares. No stock options have been granted to the Corporation's non-employee directors since November 2002 and none are outstanding.

(6) No Shares beneficially owned by any of the directors are pledged as security.

(7) Shares held by Strategie Conseil Developpement.

(8) Includes 59,694 Shares held in the William & Kathy Doyle Foundation, 406,536 Shares held in the WJ Doyle Revocable Trust, 692,184 Shares held in the Doyle Family LLC (Mr. Doyle controls these shares and has a beneficial interest in a majority of the interests of the LLC. The remaining interests of the LLC are beneficially owned by members of Mr. Doyle's immediate family), 111,574 Shares held in the Doyle Family Stock Trust II, 25,117 Shares held in the Doyle Family Stock Trust III, 105,292 Shares held in the DFG Trust, 646,842 Shares held in Doyle Investments LLC (Mr. Doyle controls these shares; however the majority of the interests of the LLC are beneficially owned by members of Mr. Doyle's immediate family) and 220,696 Shares held in the DFP Trust.

(9) Includes 97,046 shares held in The Jeffrey & Marilyn McCaig Family Foundation.

Appointment of Auditors and Report of Audit Committee

PotashCorp strongly values the importance of accurate and transparent financial disclosure and effective internal controls on financial reporting. To that end, PotashCorp is continually working to maintain sound accounting practices, internal controls and risk management practices. PotashCorp's standing Audit Committee actively assists the Board in fulfilling its oversight responsibilities to ensure (i) the integrity of PotashCorp's financial statements, (ii) PotashCorp's compliance with legal and regulatory requirements, (iii) the qualification and independence of PotashCorp's independent auditors and (iv) the effective performance of PotashCorp's independent auditors. Under the Audit Committee Charter adopted by the Board, the Audit Committee has responsibility for the oversight of PotashCorp's financial reporting and audit processes and related internal controls on behalf of the Board.

Letter from and Report of the Audit Committee

To Our Fellow Shareholders:







| A. Laberge, Chair | C. Burley | D. Chynoweth | D. Clauw | K. Martell |

We are proud that PotashCorp has been recognized for its excellence in financial reporting, including receiving the Canadian Institute of Chartered Accountants' Award of Excellence for Financial Reporting for the fourth consecutive year in 2012.

During 2012, we met 7 times. At these meetings, we met with senior members of PotashCorp's financial management team. Additionally, we had multiple private sessions with various members of the executive team, including PotashCorp's Chief Financial Officer, Vice President Internal Audit, General Counsel and their designees. At these meetings, we had candid discussions regarding PotashCorp's financial disclosures, financial and risk management and other legal, accounting, auditing and internal control matters.

Deloitte LLP, PotashCorp's independent auditor, reports directly to us, and we have the sole authority to appoint, oversee, evaluate and discharge the independent auditors and to approve fees paid for their services. At our meetings, we candidly discuss PotashCorp's financial reporting with Deloitte LLP, often without

management present. We review, with Deloitte LLP, the results of its audits as well as its review of PotashCorp's internal control over financial reporting and the overall quality of PotashCorp's financial reporting. We believe that these candid discussions with those involved in the company's financial reporting assist us in overseeing the functioning of PotashCorp's financial reporting.

Audit Committee Charter

At least annually, we review PotashCorp's Disclosure Controls and Procedures, our Committee Charter and the PotashCorp Core Values and Code of Conduct. This review gives us an opportunity to analyze our responsibilities under these documents and to ensure that the documents comply with current regulatory requirements. Both the Audit Committee Charter and the PotashCorp Core Values and Code of Conduct are available to shareholders and others on PotashCorp's website, www.potashcorp.com. The Audit Committee Charter is also attached as Appendix E to this proxy circular.

Report of Audit Committee

In overseeing the audit process, we received the independent auditor's written disclosures and a letter dated February 6, 2013, as required by the applicable requirements of the Public Company Accounting Oversight Board, describing all relationships between the auditors and PotashCorp that might bear on the auditors' independence and the auditors' judgment that they are, in fact, independent. We discussed with the independent auditors their independence and the written disclosures. We also reviewed the organizational structure, procedure and practices that support the objectivity of the internal audit department and reviewed the Internal Audit Department Charter. We reviewed with both the independent and the internal auditors their audit plans and scope, as well as the identification of audit risks.

We also discussed, with and without management present, the results of the independent auditor examination required by applicable standards and the results of the internal audit examinations.

In our meetings with financial management, internal audit and the independent auditors, we reviewed the unaudited interim financial statements and interim earnings releases and approved the unaudited interim financial statements for the applicable quarter. We also reviewed and approved the quarterly MD&A.

We reviewed and discussed with management and the independent auditors, the MD&A and the audited financial statements of PotashCorp as at and for the fiscal year ended December 31, 2012, including the quality and acceptability of PotashCorp's financial reporting practices and the completeness and clarity of the related financial disclosures. Management is responsible for the preparation of PotashCorp's financial statements and the independent auditors are responsible for auditing those financial statements.

We reviewed the processes involved in evaluating PotashCorp's internal control environment, and we also oversaw and monitored the 2012 compliance process related to the certification and attestation requirements of Section 404 of the *Sarbanes-Oxley Act of 2002*.

Based on review and discussions with management and the independent auditors discussed above, we recommended to the Board that the audited consolidated financial statements and MD&A be included in PotashCorp's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, for filing with the SEC and Canadian securities regulatory authorities. The Audit Committee also recommended the reappointment of the independent auditors.

Risk Management

PotashCorp faces many risks including financial, regulatory, operational, compliance, accounting and reputational risks. The Board oversees the risk management process to ensure the program is appropriate and regularly reviewed and evaluated. While management is responsible for the day-to-day management of risk, the Board's responsibilities include ensuring adequate policies, procedures and systems are in place to implement PotashCorp's strategy and manage risk. This is primarily accomplished through the Board's committees with each committee focusing primarily on risks in their areas of oversight. For additional information regarding risk management, see "Risks to Our Strategy" in our 2012 Annual Integrated Report.

In particular, the Audit Committee monitors PotashCorp's risk management process quarterly, focusing primarily on financial and regulatory compliance risk. We also have oversight responsibility for PotashCorp's compliance with legal and regulatory requirements. We receive regular reports of PotashCorp's ethics and compliance activities, including a review of management's compliance risk assessment and the efforts undertaken to mitigate ethics and compliance risks during the year, including an overview of the corporate ethics and compliance training program and quantitative and qualitative accounts of compliance matters which have been reported to PotashCorp. In addition to ensuring that there are mechanisms for the anonymous submission of ethics and compliance reports generally, we have established specific procedures for:

- the receipt, retention and treatment of complaints received by PotashCorp regarding accounting, internal accounting controls or auditing matters; and

- the confidential, anonymous submission by employees of PotashCorp of concerns regarding questionable accounting or auditing matters.

In 2012, we received presentations in the areas of enterprise asset management, pension funding and investment performance. For additional information regarding the Corporation's risk management activities, see "Risk Management" in our 2012 Annual Integrated Report.

Conclusion

We are proud of PotashCorp's financial reporting processes and procedures and continue to work hard to accurately disclose financial information and maintain effective internal controls on financial reporting.

By the Audit Committee:

Alice D. Laberge (Chair)
Christopher M. Burley
Donald G. Chynoweth
Daniel Clauw
Keith G. Martell

Audit Committee Membership

The Board has determined that the following directors, each of whom served as members of the Audit Committee during the year ended December 31, 2012, are independent according to the Board's independence standards as set out in the "PotashCorp Governance Principles" (which is available on PotashCorp's website, www.potashcorp.com), National Instrument 52-110 "Audit Committees" ("NI 52-110"), applicable rules of the SEC and the NYSE rules. See also "Board of Directors — Director Independence and Other Relationships" on pages 14 and 15.

Alice D. Laberge (Chair)
Christopher M. Burley
Donald G. Chynoweth (appointed effective May 17, 2012)
Daniel Clauw (appointed effective May 17, 2012)
C. Steven Hoffman (served until May 17, 2012)
Keith G. Martell
Jeffrey J. McCaig (served until May 17, 2012)

The Board has determined that Ms. Laberge and Mr. Martell each qualify as an "audit committee financial expert" under SEC rules and all members of the Audit Committee have the requisite accounting and/or related financial management expertise required under NYSE rules. In addition, the Board has determined that each member of the Audit Committee is "financially literate" within the meaning of and required by NI 52-110.

Education and Experience of Audit Committee Members

The following is a brief description of the qualifications, education and experience for each current member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee.

Ms. Laberge has acquired significant financial experience and exposure to accounting and financial issues as a Corporate Director, the former President, Chief Executive Officer and Chief Financial Officer of Fincentric Corporation, Chief Financial Officer of MacMillan Bloedel Limited and a director and audit committee member of various public companies. In her positions with previous companies she was actively involved in assessing the performance of the companies' auditors. Ms. Laberge completed her Masters of Business Administration at the University of British Columbia.

As a Corporate Director and former Managing Director and Vice Chairman, Energy of Merrill Lynch Canada Inc., and with more than 22 years' experience in the investment banking industry, Mr. Burley has gained significant experience relevant to the performance of his responsibilities as an audit committee member. Mr. Burley is also the former Managing Director and Chief Financial Officer of Smith Barney Canada Inc., where his duties included responsibility for the firm's Canadian regulatory filings and compliance. Mr. Burley completed his Masters of Business Administration at the University of Western Ontario.

Mr. Chynoweth has gained financial experience through his 25 years in operational management, including a significant understanding of audit review processes. Mr. Chynoweth is Senior Vice President of SNC Lavalin O&M and sits on the boards of AltaLink, L.P. and the Calgary Chamber of Commerce. Mr. Chynoweth received a Bachelor of Commerce degree from the University of Saskatchewan and has completed the Director's Education Program with the Institute of Corporate Directors.

Mr. Clauw has acquired experience relevant to the performance of his responsibilities as an Audit Committee member through his roles at YARA International, including as its Executive Vice President and Chief Operating Officer. Mr. Clauw has also gained relevant experience as the owner and Chief Executive Officer of Strategie Conseil Developpement (SCD) SAS, France, a private fund and advisor to the chemical industry. Mr. Clauw has degrees in chemistry and physics and a financial degree from IFG Paris.

Mr. Martell has acquired significant financial experience as Chairman and Chief Executive Officer of First Nations Bank of Canada, as a former director of the Public Sector Pension Investment Board of Canada (where he was the Chair of the Audit Committee), and The North West Company Inc. and as a past trustee of The North West Company Fund. Mr. Martell is a Chartered Accountant and has ten years of public practice with KPMG LLP. He received his Bachelor of Commerce degree from the University of Saskatchewan.

Appointment of Our Auditors

Appointment of Auditors

The Board, on recommendation from the Audit Committee, recommends the re-appointment of Deloitte LLP as auditors. Deloitte LLP (or its predecessors) have been PotashCorp's auditors since PotashCorp's initial public offering in 1989. Deloitte LLP, as the independent auditors, report directly to the Audit Committee. The Audit Committee oversees the work and reviews the performance of the independent auditors and makes recommendations to the Board regarding the appointment or discharge of the independent auditors.

Proxies solicited hereby will be voted to reappoint the firm of Deloitte LLP, the present auditors, as auditors of PotashCorp to hold office until the next annual meeting of shareholders, unless the shareholder signing such proxy specifies otherwise. The affirmative vote of a majority of Shares voted on such matter is required to reappoint the firm of Deloitte LLP as auditors of PotashCorp.

A representative of Deloitte LLP is expected to attend the Meeting. At that time the representative will have the opportunity to make a statement if he or she desires and will be available to respond to appropriate questions.

Pre-Approval Policy for External Auditor Services

Subject to applicable law, the Audit Committee is directly responsible for the compensation and oversight of the work of the independent auditors. The Audit Committee has adopted procedures for the pre-approval of engagements for services of its external auditors.

The Audit Committee's policy requires pre-approval of all audit and non-audit services provided by the external auditor. The policy identifies three categories of external auditor services and the pre-approval procedures applicable to each category, as follows:

(1) Audit and audit-related services — these are identified in the annual Audit Service Plan presented by the external auditor and require annual approval. The Audit Committee monitors the audit services engagement at least quarterly.

(2) Pre-approved list of non-audit services — non-audit services which are reasonably likely to occur have been identified and receive general pre-approval of the Audit Committee, and as such do not require specific pre-approvals. The term of any general pre-approval is 12 months from approval unless otherwise specified. The Audit Committee annually reviews and pre-approves the services on this list.

(3) Other proposed services — all proposed services not categorized above are brought forward on a case-by-case basis and specifically pre-approved by the Chair of the Audit Committee, to whom pre-approval authority has been delegated.

Auditor's Fees

For the years ended December 31, 2012 and December 31, 2011, Deloitte LLP received the following fees:

	Year Ended December 31,	
	2012	**2011**
Audit Fees	$3,124,769	$3,568,680
Audit Related Fees	289,574	382,241
Tax Fees	256,039	95,573
All Other Fees	—	—

Audit Fees

Deloitte LLP billed PotashCorp $3,124,769 and $3,568,680 for 2012 and 2011, respectively, for the following audit services (i) audit of the annual consolidated financial statements of PotashCorp for the fiscal years ended December 31, 2012 and 2011; (ii) review of the interim financial statements of PotashCorp included in quarterly reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 2012 and 2011; (iii) audits of individual statutory financial statements; (iv) the provision of consent letters; and (v) the provision of comfort letters.

Audit-Related Fees

Deloitte LLP billed PotashCorp $289,574 and $382,241 for 2012 and 2011, respectively, for the following services (i) accounting consultations regarding financial accounting and reporting standards; (ii) employee benefit plan audits; and (iii) verification letters issued for certain of the Company's environmental liabilities.

Tax Fees

Deloitte LLP billed PotashCorp $256,039 and $95,573 for 2012 and 2011, respectively, for the following services (i) tax compliance; (ii) tax planning; and (iii) tax advice, including minimizing tax exposure or liability.

All fees paid to the independent auditors for 2012 were approved in accordance with the pre-approval policy.

Corporate Governance

PotashCorp, its Board and its management are committed to the highest standards of corporate governance and transparency. The Corporation has a standing Corporate Governance and Nominating Committee (the "CG&N Committee"). The CG&N Committee Charter is available to shareholders and others on the Corporation's website at www.potashcorp.com.

The Board, through the CG&N Committee, continually evaluates and enhances the Corporation's corporate governance practices by monitoring Canadian and U.S. regulatory developments affecting corporate governance and the transparency of public company disclosure.

Letter from and Report of the Corporate Governance & Nominating Committee

To Our Fellow Shareholders:



M. Mogford, Chair



C. Burley



J. Estey



D. Howe



A. Laberge

We are pleased to report that PotashCorp continues to be recognized by external third-parties for leadership in corporate governance and shareholder engagement. We are proud of the Corporation's achievements to date, some of which are outlined below; however, we continue to strive to be at the forefront of best governance practices. While monitoring external trends and commentary, we continuously review matters and are guided by doing the right thing for our company and shareholders. Our governance practices, the role of the CG&N Committee and some of our current areas of focus are described in more detail below.

Statement of Corporate Governance Practices

In Canada, we comply with corporate governance rules of the Canadian securities regulatory authorities in all of the provinces and disclose our corporate governance practices in accordance with NI 58-101 in reference to the benchmarks set out in National Policy 58-201 "Corporate Governance Guidelines".

In the United States, we comply with the provisions of the *Sarbanes-Oxley Act of 2002* and the rules adopted by the SEC pursuant to that Act, as well as the governance rules of the NYSE, in each case as applicable to a foreign private issuer. There are no significant differences between the Corporation's corporate governance practices and those required of U.S. domestic issuers under the NYSE rules.

A core responsibility of the CG&N Committee is to oversee the Corporation's compliance with these regulatory requirements. Details of the Corporation's corporate governance practices are

described in Appendix A to this Management Proxy Circular. Furthermore, in accordance with the requirements of NI 58-101, the text of the Corporation's Board of Directors Charter is attached as Appendix D.

To assist with compliance and the achievement of best corporate governance practices, the Board has adopted the "PotashCorp Governance Principles" and "PotashCorp Core Values and Code of Conduct" which can be found together with other governance related documents, on the Corporation's website: www.potashcorp.com, and are available in print to any shareholder who requests a copy.

The Board exercises its duties directly and through its Committees. The Board has four standing committees: the Audit Committee, the CG&N Committee, the Compensation Committee and the Safety, Health and Environment Committee. The report of the Compensation Committee is contained in the section "Compensation" and the report of the Audit Committee can be found in the section "Appointment of Auditors and Report of Audit Committee". The Safety, Health and Environment Committee is responsible for the review and recommendation of policies, management systems and performance objectives for the safety, health and environmental matters that affect the Corporation. The Safety, Health and Environment Committee Charter and the 2012 Annual Integrated Report, which outline the Corporation's activities and achievements in the areas of safety, health and the environment, are both available on our website at www.potashcorp.com.

Role of the CG&N Committee and Governance Procedures

As part of PotashCorp's commitment to establishing best corporate governance practices, the CG&N Committee actively assists the Board throughout the year by, among other things: (i) continually evaluating and enhancing the Corporation's corporate governance practices; (ii) overseeing the Corporation's compliance with regulatory requirements; (iii) facilitating the director nomination process, including the recruitment and recommendation of director candidates; (iv) managing the annual review of Board and Committee performance; (v) implementing a comprehensive program of director orientation and on-going education; and (vi) pursuing an innovative outreach strategy for shareholder and stakeholder engagement.

During 2012, our Committee met 4 times. In connection with the CG&N Committee's responsibility for developing and implementing best Board governance practices and in overseeing compliance with current and emerging governance requirements and trends, the Chair of the CG&N Committee works closely with the Corporate Secretary, the Associate General Counsel and the Vice President of Investor and Public Relations to ensure the CG&N Committee stays aware of developments and trends in best governance practices here in North America and internationally. A checklist of regulatory requirements applicable to the Corporation is also maintained and reviewed on a frequent basis.

2012 Governance Activities

For the third consecutive year, PotashCorp's advisory say on pay ("Say on Pay") vote was overwhelmingly supported by our shareholders with the approval of over 98% of those shareholders present at last year's annual meeting in person or by proxy. PotashCorp continued to review its shareholder outreach practices with a view to enhancing opportunities for constructive dialogue and engagement with shareholders.

Additionally, the CG&N Committee continued to review the Board "needs matrix" and director succession plan. In this regard, Mr. Chynoweth and Mr. Clauw joined the Board in 2012 upon the retirement of Mr. Schoenhals and Mr. Stromberg. This was in addition to Mr. Grandey having joined the Board in September 2011. Please see "Nomination Processes, Succession Planning and Board Renewal" for further information.

The Committee also reviewed and approved updates to its Governance Principles. The Committee also continued its twice yearly process for continuing review of the Corporation's "Pledge to Saskatchewan" introduced in 2010.

During 2012, the Committee also oversaw the implementation of a secure web-based platform for dissemination of Board materials and other Board communications.

External Recognition

Recent recognition from external third-parties includes:

- Globe and Mail — 2nd place in the 2012 Board Games (a review of corporate governance practices in Canada).

- CICA — Award of Excellence for Financial Reporting and Corporate Reporting in Mining (2012 and 2011) and honorable mention in Electronic Disclosure (2011).

- Pricewaterhouse Coopers (PwC) — Towards Integrated Reporting: 10-Year Anniversary International Award.

- IR Magazine — Canada's Best Investor Relations Website (2011), Canada's Best Investor Relations — Sector Leader for Basic Materials (2012 and 2011), Canada's Best Investor Relations for a Corporate Transaction (2011).

- IR Global Rankings — Best IR website in North America (#7 globally). Best online annual report in North America (#2 globally). Best corporate governance practices in North America.

Nomination Processes, Succession Planning and Board Renewal

A core responsibility of the CG&N Committee is to identify prospective Board members, consistent with Board-approved criteria, and to recommend such individuals to the Board for nomination for election to the Board at each annual meeting of shareholders or to fill vacancies on the Board and address related matters.

For the CG&N Committee to recommend an individual for Board membership, candidates are assessed on their individual qualifications, diversity, experience and expertise and must exhibit the highest degree of integrity, professionalism, values and independent judgment. The CG&N Committee and the Board do not adhere to any quotas in determining Board membership, however the Board's formal Processes for Director Succession and Recruitment expressly encourages the promotion of diversity. As a result, while the emphasis on filling board vacancies is on finding the best qualified candidates given the needs and circumstances of the Board, a nominee's diversity of gender, race, nationality or other attributes may be considered favorably in his or her assessment.

The CG&N Committee believes that the Board should be comprised of directors with a broad range of experience and expertise and utilizes a skills matrix to identify those areas which are necessary for the Board to carry out its mandate effectively. The following table reflects the diverse skill set of the Board and identifies the specific experience and expertise brought by each individual director.

Name	Fertilizer Industry	Global Agriculture	Global/International Commerce	Transportation Industry	e-Commerce/Technology	Finance	Global Senior Executive Management	Investment Banking	Legal	Accounting	Mining Industry	Chemical Industry	General Business Management	Public Policy	Agriculture	Governance	Compensation/Human Resources	Safety/Environmental	Community	First Nations	Security
Christopher Burley						✔		✔		✔						✔			✔		
Donald Chynoweth			✔			✔				✔				✔				✔	✔		✔
Daniel Clauw	✔	✔	✔			✔	✔					✔	✔					✔	✔		
William Doyle	✔	✔	✔			✔					✔	✔	✔				✔		✔		
John Estey			✔		✔	✔							✔		✔	✔	✔	✔	✔		
Gerald Grandey			✔				✔		✔	✔			✔	✔				✔	✔		
C. Steven Hoffman	✔	✔	✔							✔	✔		✔			✔		✔	✔		
Dallas Howe					✔								✔		✔	✔	✔		✔		
Alice Laberge					✔	✔				✔			✔				✔		✔		
Keith Martell						✔				✔			✔	✔			✔		✔	✔	
Jeffrey McCaig				✔					✔				✔				✔	✔	✔		
Mary Mogford						✔					✔		✔			✔	✔		✔		
Elena Viyella de Paliza	✔		✔		✔	✔				✔			✔	✔	✔			✔	✔		

On an on-going basis, the CG&N Committee asks incumbent directors and senior management to suggest individuals to be considered as prospective Board nominees. The CG&N Committee identifies the mix of expertise and qualities required for the Board. The Chair of the CG&N Committee, in consultation with the CG&N Committee, the Board Chair and the CEO maintain an evergreen list of potential candidates and their biographical information. When it becomes apparent that a vacancy on the Board will arise, either from mandatory or elective retirement or otherwise, the CG&N Committee reviews the list of potential candidates against the skill set of incumbent Board members and the range of experience and expertise necessary for the Board. In completing this analysis, the CG&N Committee utilizes the above skills matrix. Those who have the requisite qualifications and meet the Corporation's standards are ranked by the CG&N Committee in order of preference and are contacted to determine their interest in serving on the Board. The CG&N Committee may also engage the services of a search firm to assist in the identification of director candidates.

In keeping with these objectives, in 2011 Mr. Grandey was appointed to the Board as part of the Board's director selection, evaluation, nomination and succession planning process and Mr. Chynoweth and Mr. Clauw were elected to the Board by shareholders at the 2012 annual meeting to replace two retiring directors. The recent additions of Mr. Grandey, Mr. Chynoweth and Mr. Clauw to the Board are consistent with the CG&N Committee's mandate of developing a diverse, talented, experienced and high-functioning Board.

Prior to joining the Board, new directors are informed of the degree of energy and commitment the Corporation expects of its directors.

In accordance with the provisions of section 137 of the *Canada Business Corporations Act* (the "CBCA"), shareholders holding in the aggregate not less than 5% of the Corporation's outstanding shares may submit a formal proposal for individuals to be nominated for election as directors. Shareholders wishing to make such a formal proposal should refer to the relevant provisions of the CBCA for a description of the procedures to be followed. For additional information regarding shareholder proposal, see "2014 Shareholder Proposals."

Shareholders who do not meet the threshold criteria for making, or otherwise choose not to make, a formal proposal may at any time suggest nominees for election to the Board. Names of and supporting information regarding such nominees should be submitted to: Corporate Secretary, Potash Corporation of Saskatchewan Inc., Suite 500, 122 — 1st Avenue South, Saskatoon, Saskatchewan, Canada, S7K 7G3.

In an uncontested election, any director nominee who fails to receive votes in favor of his or her election representing at least a majority of the votes cast (added together with the votes withheld) shall tender his or her resignation for consideration by the CG&N Committee. Except in extenuating circumstances, it is expected that the CG&N Committee will recommend to the Board that the resignation be accepted and become effective within 90 days and that the action taken be publicly disclosed. To the extent possible, the CG&N Committee and Board members who act on the resignation shall be directors who have themselves received a majority of votes cast.

Board, Committee and Individual Director Assessments

The CG&N Committee oversees with the Board Chair and management the review of the performance of the Board, its Committees and individual directors. This assessment process is described in greater detail in Appendix A under "Board Assessments".

Director Orientation and Continuing Education

The Board has adopted a New Director Orientation Policy. The orientation program is tailored to the skills, experience, education, knowledge and needs of each new director and consists of a combination of written materials, one-on-one meetings with senior management, site visits and other briefings and training as appropriate. The New Director Orientation Policy is described in greater detail in Appendix A under "Orientation".

The Board also recognizes the importance of continuing education for directors. This process is described in greater detail in Appendix A under "Continuing Education".

2012 Director Education Activities

During 2012, the Board, its Committees and individual directors participated in presentations and received educational information and/or materials on a variety of matters and topics, including those set out in the table below.

	Topic	Presented/Hosted By	Attended By
2012			
January 23	Facility visit to Cory	Management	Gerald Grandey
January 24	Presentation on Sustainability and Integrated Reporting	Deloitte LLP	All CG&N Committee Members
February 10	Provisions, Contingencies, Asset Retirement Obligations (AROs) and non-ARO Environmental Spending	Management	All Audit Committee Members
February 14-16	Financial Management and Accounting Standards	Aboriginal Financial Officers Association of Canada	Keith Martell
March 15	Safety in Action	BST Solutions	Elena Viyella de Paliza
March 19-22	Facility visits to Lima, Aurora, Augusta, White Springs & Marseilles	Management	Donald Chynoweth Daniel Clauw Alice Laberge Mary Mogford Jeff McCaig (White Springs only)
March	Directors Education Program	Institute of Corporate Directors ("ICD")	Donald Chynoweth
April 3	Risk Management	Office of the Superintendent of Financial Institutions	Keith Martell
April 9	CPAB Presentation	Canadian Public Accountability Board	Alice Laberge
April 12	Deloitte Directors' Series Webcast — The Board's Role in Growth and Strategy	Deloitte LLP	Mary Mogford
May 16	Political, Military & Security Risk Climate in the Middle East	Cohen Group	All Directors
May 30	Sustainable Development: Embracing Environmental, Social and Geopolitical Challenges Responsibly	ICD	Chris Burley Dallas Howe Alice Laberge Mary Mogford
May 31	Oil Sands Tour	ICD	Dallas Howe Alice Laberge Mary Mogford
June 11	Continuing Education Event	ICD	Chris Burley (speaker)
June 11	ICD Calgary Luncheon — Special Situations in Corporate Governance	ICD Calgary	Chris Burley (panelist)
July 24	M&A Update	Stikeman Elliott LLP	All CG&N Committee Members
July 25	SQM Presentation	SQM	All Directors
September 19	Presentation by Ram Charan — How Organizations Need to Respond to a Changing World	BC Investment Management Corporation (BCIMC)	Alice Laberge
September 20-21	Global Business Forum & Global Economic Issues	Global Business Forum	Donald Chynoweth
September 24-25	Regional Economic Development	Canadian Chamber of Commerce	Keith Martell
September 25	CEO Succession Planning	Watson Advisors/ MacKay CEO Forum	Alice Laberge
September 26	Succession Planning	ICD	Alice Laberge
September 12	Facility visit to Geismar	Management	Gerald Grandey
September 12	Customer Tour	Houmas House Plantation	All Directors
October 2	Executive Compensation Trends	Towers Watson	Alice Laberge
October 4	Director Connect seminar on Social Media	Price Waterhouse Coopers	Alice Laberge
October 10	Reputational Risk Panel	ICD	Dallas Howe
October 11	Beyond Compliance	Deloitte LLP	Dallas Howe
October 11	Deloitte Directors Series	Deloitte LLP	Alice Laberge
October 24	Dinner Session on CSA Proposals on Shareholder Rights Plans and Poison Pills	ICD	Mary Mogford
November 8	Audit Committee Effectiveness	ICD	Donald Chynoweth
November 12	Emerging Compensation Issues	Towers Watson	All Compensation Committee Members
November 13	Crop Life International Presentation	Crop Life International	All Directors
November 13	Customer Tour	Wedgeworth Fertilizer	All Directors
December 4	Beyond the CEO — the Role of the Board	ICD Saskatoon Chapter	Gerald Grandey
December 11	KPMG Audit Committee Roundtable — IT and the Audit Committee Agenda	KPMG	Alice Laberge

Educational reading materials on matters of significance to the Corporation and the industries in which we operate are periodically included in the materials provided to directors in advance of meetings. Directors are also canvassed for suggestions on educational presentations and reports, and may request that presentations be made by management or external advisors on issues of particular interest. Information and updates on industry matters, relevant global and country specific developments and broad economic trends are provided to directors on a daily basis through media updates.

Shareholder Outreach

Reaching out to stakeholders and listening to their opinions is a core value of PotashCorp. The Board values and is continually seeking new opportunities to engage in constructive dialogue with shareholders and other stakeholders on a wide range of topics including compensation, sustainability, safety, health and the environment and other important governance matters.

The Corporation carries out its shareholder outreach program through a variety of vehicles. As in past years, PotashCorp again completed an annual investor survey in 2012, seeking input from our top shareholders and those who follow our company. In addition, we continued our program of investor conferences and meetings. Listening carefully to the views of our shareholders and others is crucial in understanding our investors concerns and sentiment. In addition to the foregoing, investors are provided the opportunity to contact our Investor Relations department by letter, e-mail or phone on a continuing basis.

In 2012, PotashCorp continued its use of Twitter accounts to enable engagement with a broader group of stakeholders on topics including news and updates on financial reporting and general corporate information, recruitment and career opportunities at PotashCorp and local Saskatchewan project and community investment news.

As part of its long-established process for engagement beyond the Meeting, the Board invites shareholders and stakeholders to communicate with its members, including the Chair or non-

management directors specifically, by directing communications by email to directors@potashcorp.com or in writing to:

PotashCorp Board of Directors
c/o Corporate Secretary
Suite 500, 122-1st Avenue South
Saskatoon, Saskatchewan
Canada S7K 7G3

Matters relating to the Corporation's accounting, internal accounting controls or auditing matters are referred to the Audit Committee. Other matters are referred to the Board Chair. Additionally, to facilitate communications between the Corporation's shareholders and the Board, it is a PotashCorp policy that all directors standing for re-election and all new director nominees are expected to attend the Meeting. In 2012, all such directors and nominees were in attendance.

Independence

Each of the five directors who currently comprise the CG&N Committee is independent according to the Board's independence standards as set out in the "PotashCorp Governance Principles" (which is available on the Corporation's website), NI 58-101 and applicable SEC and NYSE rules. See also "Board of Directors — Director Independence and Other Relationships".

Conclusion

PotashCorp is dedicated to the pursuit of the best governance practices and ensuring optimal board membership and performance through our nomination and Board renewal processes. We also remain committed to on-going director education and to constructive and innovative engagement with our shareholders and stakeholders.

By the CG&N Committee:

Mary Mogford (Chair)
Christopher M. Burley
John W. Estey (appointed effective May 17, 2012)
Dallas J. Howe
Alice D. Laberge

Compensation

Executive compensation continues to be a focal point for investors and an important responsibility of PotashCorp. Our overarching goal in setting executive compensation is to link our executive pay with our performance. Even as disclosure obligations have become more comprehensive, PotashCorp believes that transparent and concise disclosure of all facets of our executive compensation program greatly benefit our shareholders and our compensation program as a whole. In order to make our compensation disclosure understandable, we focus on the highlights of our program in the following "Letter from and Report of the Compensation Committee". A more detailed discussion is contained in the "Compensation Discussion and Analysis" ("CD&A") disclosure that follows the letter and begins on page 39. We encourage you to read this letter and the CD&A, and we welcome your feedback on our compensation program and disclosure.

Letter from and Report of the Compensation Committee

To Our Fellow Shareholders:

     

| J. Estey, Chair | G. Grandey | S. Hoffman | K. Martell | J. McCaig | M. Mogford |

Our Responsibilities

The primary purpose of the Compensation Committee, referred to as the "Committee" throughout this "Compensation" section is to carry out the Board's overall responsibility for executive compensation. Together, we are committed to getting compensation right, both for our shareholders and for our company's long-term success. We employ an independent compensation consultant, Towers Watson, that provides the Committee with input on the philosophy and competitiveness of the design of certain elements of our compensation program. Towers Watson does not provide services to management without the prior approval of the Committee Chair. Under the Committee's Charter, we are responsible for all compensation issues relating to our directors and senior officers, provide oversight of the management development and succession planning process and also have a broad role in overseeing the company's human capital, including compensation and benefits. For a discussion of the responsibilities and procedures of the Committee, the approval process for the compensation of our CEO and other Named Executive Officers (as defined below) and the Committee's 2012 Annual Work Plan, which summarizes the actions taken and matters reviewed by the Committee during 2012, see Appendix F.

The Committee is, at present, composed of six directors: John W. Estey (Chair), Gerald W. Grandey, C. Steven Hoffman, Keith G. Martell, Jeffrey J. McCaig, and Mary Mogford, each of whom the

Board determined has the knowledge and experience to effectively perform his or her responsibilities. Paul J. Schoenhals served on the Committee until his retirement from the Board in May 2012. Mr. Grandey and Mr. Hoffman joined the Committee following the 2012 Annual Meeting. The members of the Committee have expertise in, among other areas, business management and finance, and four of the members are current or former principal executive officers. The Committee held five meetings in 2012 and met in executive session without management present at each of these meetings. The Board has determined that each of the directors who served as a member of the Committee during the year ended December 31, 2012 was independent according to the Board's independence standards as set out in the "PotashCorp Governance Principles" (which are available on our website, www.potashcorp.com), NI 58-101, the applicable rules of the SEC and the NYSE corporate governance rules. For additional information regarding director independence, see "Board of Directors — Director Independence and Other Relationships" on pages 14 and 15 of this Management Proxy Circular.

The Committee has reviewed and discussed the CD&A contained in this Management Proxy Circular with management and, based on this review and discussion, recommends that the CD&A be included in our annual report on Form 10-K for the year ended December 31, 2012 and in this Management Proxy Circular. In addition, the Committee believes that our executive compensation practices are aligned with the CCGG's Principles of Executive Compensation.

Our Executive Compensation Philosophy

We believe our executive compensation philosophy is straightforward:

- We set corporate goals aligned with shareholder interests.

- We design pay packages to incent and reward performance aligned with our corporate goals. Specifically:

  - Components of the pay package have different time horizons as do our corporate goals.

  - Total direct cash compensation is targeted at the median of comparable companies, with above median compensation tied to above median performance and below median compensation tied to below median performance.

  - The majority of pay is at risk based on individual and company performance.

  - The at-risk components of the package are designed to pay in proportion to performance and no reward is to be given for performance short of the threshold.

  - The compensation design should not incent undue risk taking.

- The compensation plans are designed to create an ownership mentality in executives.

- There should be an appropriate level of value sharing between shareholders and executives, with shareholders receiving returns before executives receive incentive compensation.

- We test the outcomes of our compensation packages to measure their reasonableness and our success in aligning pay and performance.

Our Executive Compensation Package

There are six primary components of our executive compensation package. Our compensation design begins with base salary typically set at the median of our Comparative Compensation Information (as discussed in the CD&A). In order to align pay with performance, the majority of our executives' pay is at risk. For example, in 2012, 86% of our CEO's pay was at risk and 75% of our NEO compensation was at risk. The following table contains a brief summary of the components and how they meet the above criteria.

Category	Component	Design
Base Salaries		• The only fixed component of total direct compensation • Typically set annually and at median of Comparative Compensation Information
At Risk Compensation	Short-Term Incentive Plan ("STIP")	• Annual cash bonus — one-year performance cycle • Payout is based on Board-established cash flow return metric and a safety component • No payout for achieving less than 50% of the cash flow target; maximum payout is capped at two times target regardless of the cash flow return achieved, subject to adjustment (±30%) based on individual performance as well as performance in relation to safety
	Medium-Term Incentive Plan ("MTIP")	• Three-year performance cycle (the MTIP began on January 1, 2012 and will end on December 31, 2014) • One-half of payout based on corporate Total Shareholder Return ("TSR") and the other half based on TSR relative to peer group index • No payout if minimum performance objectives are not achieved; maximum payout on each component is capped at 150% of target • Maximum price escalation is capped at four times the starting price over the three years for the MTIP
	Performance Option Plan ("POP")	• Option vesting based on the amount by which our cash flow return on investment exceeds the weighted average cost of capital over a three-year performance cycle • Value of options based on Share appreciation over ten-year option period • Practice of one option grant per year following shareholder approval at the annual meeting of shareholders; no off-cycle option grants during the year
Retirement Plans		• Same base plan for all salaried employees • Supplemental plans designed to deliver average benefits based on Comparative Compensation Information
Severance		• Change in control payments generally require a "double trigger" of change in control and termination or significant change in executive's duties • Only two legacy change in control contracts

Executive Compensation Aligned With the Company's Goals

At PotashCorp, we believe that accountability adds value. To that end, we annually set targets that reflect the interests of our shareholders and then measure our performance and issue an Annual Integrated Report, discussing actual performance against these goals. Here is how we design our compensation plans to help drive achievement of our goals:

Goal 1: Create superior long-term shareholder value.

- At-risk incentive compensation plans include short-term, medium-term and long-term cycles and are based on TSR, share appreciation or a related measure.

Goal 2: Be the supplier of choice to the markets we serve.

- The STIP is based on Board-approved annual goals for sales, productivity and profitability. The only way to achieve target or higher STIP payments is to meet those goals, which, in turn, requires meeting the needs of customers throughout the period.

Goal 3: Build strong relationships with and improve the socioeconomic well-being of our communities.

- Our company has a policy of investing 1% of consolidated income before income taxes (on a five-year rolling average) in the communities in which we work and other philanthropic programs. We actively encourage all employees, particularly executives, to participate in philanthropic programs in our communities, and we offer significant gift-matching opportunities for our employees. To make this significant investment in our communities, it is important to sustain earnings on a consistent basis.

Goal 4: Attract and retain talented, motivated and productive employees who are committed to our long-term goals.

- Target compensation for executives is competitive with the industry average. Executives are motivated to achieve strong results through opportunities to earn above target compensation based on company and individual performance. The long-term performance of the company has been strong and the compensation plans have appropriately rewarded that performance with compensation above the industry average.

- Employees are also motivated to be promoted into roles where they are eligible for the full set of executive compensation components.

Goal 5: Achieve no harm to people and no damage to the environment.

- At our plant locations, one-half of the annual STIP payout depends on performance in relation to local metrics, a significant portion of which relates to safety and environmental performance. As a result, employees are strongly motivated to achieve the local safety and environmental goals to achieve

target or higher STIP payments. In 2012, we amended our STIP awards to add safety performance as a key metric for all employees, including named executive officers.

Managing Risk

Risk management begins with an active Board and management team engaged in analyzing the many risks our company faces and working with company leaders to manage those risks. Compensation programs can help mitigate risk-taking, but risks cannot be managed solely by remote control through these programs. We believe that, among other factors, the following elements of our compensation programs, which are described in greater detail in the CD&A, help to discourage inappropriate risk-taking:

- a balanced mix of six main compensation components: base salary, short-term incentives, performance units issued under the MTIP, performance stock options issued as long-term incentives under the POP, retirement benefits and severance benefits;

- significant percentage of compensation made in the form of long-term and medium-term awards, which have thresholds that must be met before any award may vest;

- company goals that reflect a balanced mix of quantitative and qualitative performance measures, including safety metrics, to avoid excessive weight on a single performance measure;

- caps on the compensation payments, even in the case of extraordinary performance;

- detrimental activity clawback provisions in the MTIP and POP;

- the PotashCorp Policy on Recoupment of Unearned Compensation;

- rigorous Share ownership requirements;

- the annual review and vote by our shareholders on our POP;

- an anti-hedging policy;

- none of the named executive officers have pledged Shares as security; and

- periodic evaluation and testing by the Committee of variable compensation plan metrics.

See "Our Executive Compensation Package" on page 35.

In December 2012, Towers Watson analyzed our programs from a risk-management perspective and concluded that our plans were not reasonably likely to have a material adverse effect on our company. As part of its risk assessment, Towers Watson considered the elements discussed above such as our Policy on Recoupment of Unearned Compensation, our Share ownership requirements and the significant percentage of compensation made in the form of long-term and medium-term awards, all of which align incentives with appropriate risk-taking. The Committee

agreed with the conclusions of Towers Watson and determined that PotashCorp's compensation programs do not create risks that are reasonably likely to have a material adverse effect on our company. We intend to engage our compensation consultant to conduct periodic comprehensive risk assessments. For additional information regarding risk management, see "Risk Management" in our 2012 Annual Integrated Report.

Ownership Mentality

Our executive compensation programs are designed to align the interests of our management with those of our shareholders. Each executive has a Share ownership minimum that needs to be maintained and all executives currently satisfy the applicable minimum ownership requirements. In addition, the MTIP and POP pay awards based on Share price performance over extended periods and, upon a retirement, awards under the POP continue to vest in accordance with their original vesting schedule. As a result, our executives retain an economic interest in our ongoing performance for up to three years following retirement.

Value Sharing Between Shareholders and Executives

As can be seen from the design of our plans, one of our key principles is that our shareholders should earn a return before our executives can earn incentive compensation, and the payouts to executives are in proportion to our shareholders' return. In addition, it is important that compensation be affordable to our company. To measure affordability, our independent compensation consultant measures the Realized Pay (as described below under "Test the Outcomes") earned by our five most-highly compensated officers as a percentage of PotashCorp's net income. This percentage over the three years ended December 31, 2011 was the lowest among our Comparator Group (as described in our CD&A) at just 0.5%.

Test the Outcomes

Pay for performance starts with plan design. Even though the individual components of our pay programs are designed to align pay with performance, we believe that it is important to regularly measure how successful we have been in achieving this objective.

For this purpose, company performance is measured as the composite of TSR growth, earnings per Share growth, and cash flow per Share growth over the prior three years.

Company performance is compared to that of our peer group to determine a performance percentile rank. The pay used in the analysis is the pay realized or realizable ("Realized Pay") over that same three-year period, with Realized Pay being the sum of salary, actual STIP payouts, actual MTIP payouts over that three-year period, and the most recent year-end in-the-money value of equity-based awards made in the three-year period. Realized Pay is compared to that in the peer group measured on the same basis to determine a Realized Pay percentile rank.

The composite company percentile rank is then compared to the Realized Pay percentile rank to determine correlation. Our objective is to have the result fall within an alignment zone that is no more than one standard deviation away from complete alignment of Realized Pay and company performance.

We believe the results of the last three three-year measurement periods demonstrate excellent pay-for-performance alignment over a period that included the downturn in business due to the global financial crisis. The results are shown as follows:

Historical 3-Yr Realizable Pay vs. 3-Yr Composite Performance



CEO Performance and Pay

One of our important annual responsibilities is the assessment of Mr. Doyle's performance and setting his compensation. In January 2012, based on assessment of his work in 2011, we awarded Mr. Doyle a 3.2% base salary increase to $1,220,000, and a bonus of $1,240,000, 105% relative to target. The detailed assessment of Mr. Doyle's performance in 2012 relative to his goals is set forth in the CD&A beginning on page 39. Based on that assessment, the Committee recommended, and the independent members of the Board approved, a 3.0% increase in Mr. Doyle's base salary to $1,256,600 for 2013 and a bonus for 2012 of $800,000, 65.6% relative to target.

Highlights of Recent Compensation Plan Updates

Recently, we took the following actions, among others, which we believe will attract, motivate and retain effective leaders and promote shareholder value:

- In 2012, following a review and assessment of the MTIP's effectiveness in incentivizing our executive officers, we implemented various changes in the MTIP. These changes included the addition of a detrimental activity clawback provision, which permits the Committee to withhold any amounts otherwise payable to the participant or to require the participant to repay certain amounts to PotashCorp in the event that the participant has engaged in a detrimental activity

(including competitive activities, solicitation of our employees or disclosure of our confidential information). We also added a change in control provision whereby 2012 MTIP participants would receive a lump sum payment for the pro-rata portion of the performance that elapsed through the date of a change in control.

- In connection with 2012 POP awards, we also implemented a detrimental activity clawback provision applicable to all POP participants, which permits the Committee to withhold any amounts otherwise payable to the participant or to require the participant to repay certain amounts to PotashCorp in the event that the participant has engaged in a detrimental activity. In receiving the 2012 POP awards, participants agreed to the application of this detrimental activity provision for all outstanding POP awards.

- In early 2012, we added a change in control provision to the STIP. For additional information on this change in control provision see "Incentive Plan Compensation — Short-Term Incentive Plan" in the CD&A.

- In addition, we adopted amendments to the STIP which provide that 5% of the annual STIP awards to corporate employees, including each of the named executive officers, will be based on safety achievement metrics.

Shareholder Engagement

Listening to our shareholders is one of our core values. In fact, shareholder input was sought and used in the design of the POP. From the outset of the POP in 2005, we have given shareholders an annual binding vote on this plan, which is one of the most significant components of our pay package. The binding vote is done on an annual basis and, at the end of each year, any ungranted options are cancelled. The POP has received considerable shareholder support every year since we implemented the annual binding vote.

Since 2010, building on our status as one of the first companies in North America to adopt an advisory "Say on Pay" vote, we have implemented some new features to our shareholder outreach program on our website, including the live webcast of our 2012 Annual Meeting of Shareholders, video interviews with our Board Chair and Committee Chair on executive compensation topics, links to key portions of our CD&A and a shareholder survey seeking input on our executive compensation programs. Shareholders may provide input through the survey and indicate their level of support for our programs. In 2012, our "Say on Pay" resolution received overwhelming shareholder support with over 98% affirmative votes. The Committee greatly values and considers shareholder feedback on our executive compensation programs.

In this regard, the Board and Committee value the feedback from the "Say on Pay" vote. After considering the results of the 2012 vote, the Board and Committee worked to continue the design and implementation of compensation programs that promote the creation of shareholder value and further our executive compensation philosophy in a challenging economic environment.

Succession Planning

One major responsibility of the Committee is to oversee our company's management succession planning. Twice each year, we review the progress, examine any gaps in succession plans and discuss ways to improve succession planning. Once each year, we meet with our CEO to discuss succession plans for our CEO and other senior executive officers. In addition, the Board regularly interacts with our company's senior management team. A number of times each year, the Board has social events at which we are able to meet a large number of the management employees and build relationships with the people who represent the future of our company. As a result of this active succession planning process, in 2012, 80% of senior staff openings were filled by qualified internal candidates who had been developed for the promotions they received.

Directors

The annual retainers for outside directors and the Board Chair were increased by $10,000 in 2012 to $185,000 and $370,000, respectively, after considering the recommendations of Towers Watson. This increase places the total compensation for outside directors at the median of the Comparative Compensation Information and took effect in July 2012. Much like our executive officers, directors must attain specific Share ownership levels, which result in each of our directors holding a significant 'at-risk' investment. For additional information on director compensation, see "Board of Directors — Director Compensation" beginning on page 19.

Compensation Committee Interlocks and Insider Participation

During 2012, none of the members of the Committee served, or has at any time served, as an officer or employee of our company or any of our subsidiaries. In addition, none of our executive officers has served as a member of a board of directors or a compensation committee, or other committee serving an equivalent function, of any other entity, one of whose executive officers served as a member of the Board or the Committee. Accordingly, the Committee members have no interlocking relationships required to be disclosed under SEC rules and regulations.

In addition, no two directors serve together on both the PotashCorp Board and any other for-profit company board or any committee thereof.

Conclusion

We are committed to the success of the company and believe that our executive compensation philosophy and package supports our business strategies and promotes superior shareholder value. Through our program, we have been able to attract, retain and motivate successful executive officers. We hope that this summary of our philosophy and approach to executive compensation has helped you see why we believe our program is right for our shareholders and for our company's long-term success. We encourage you to read the CD&A, which follows this summary, for additional details on our executive compensation. As always, we invite you to provide any input you may have regarding our executive compensation philosophy and package through our shareholder outreach program discussed above.

By the Compensation Committee:

> John W. Estey (Chair)
> Gerald W. Grandey
> C. Steven Hoffman
> Keith G. Martell
> Jeffrey J. McCaig
> Mary Mogford

February 19, 2013

Compensation Discussion and Analysis

This CD&A discusses the structure, policies, principles and elements of our executive compensation program as well as the process related to and individuals involved in our executive compensation decisions. A table of contents for the CD&A is set forth below:

Compensation Structure and Policies

We design executive compensation policies, as described below, to attract, motivate and retain qualified executives. Our "Named Executive Officers" are those individuals who served as our Chief Executive Officer CEO, Chief Financial Officer, as well as those other individuals included in the "Executive Compensation — Summary Compensation Table" and the related compensation tables beginning on page 55. Detailed information about the compensation awarded to our Named Executive Officers in 2010, 2011 and 2012 can be found in such tables.

We believe that the most effective compensation program is one that is competitive within the marketplace, rewards the achievement of specific annual, long-term and strategic goals by the company and aligns the interests of executives with shareholders by rewarding performance above established goals designed to increase shareholder value. To accomplish these goals, most of our executive compensation is variable and fluctuates based on individual and corporate performance. To align variable compensation with shareholder interests, we link the amount of variable compensation to TSR and internal performance measures historically linked with TSR. In addition, we have adopted a recoupment policy pursuant to which the Board can require reimbursement by an executive officer of his or her incentive compensation or can cancel an executive officer's unvested performance option awards if the Board learns of misconduct by the executive officer that contributed to a restatement of our company's financial statements.

See the discussion under "Managing Risk" in the immediately preceding Letter from and Report of the Compensation Committee for a summary of the analysis of the risks associated with our compensation policies generally.

Compensation Principles

- To emphasize performance-based compensation, for each position studied, we maintain total cash compensation levels (salary and annual short-term incentive targets) at the median (50th percentile) of the relevant group of comparable companies.

- We determine competitive and median levels of compensation with the assistance of independent compensation consultants who prepare analyses of external competitive compensation. Such analyses typically consist of (1) a group of publicly traded U.S. and Canadian companies with similar industry characteristics, revenues and market capitalization (the "Comparator Group") and/or (2) additional executive compensation surveys of U.S.-based companies with similar industry and revenue size (the "Additional Surveys"). We refer to the Comparator Group and the Additional Surveys collectively as the "Comparative Compensation Information". See the discussion under "Compensation Consultants and Comparator Groups" beginning on page 47.

- We provide the opportunity to achieve compensation above the median through medium-term and long-term incentive plans (performance units and stock options) if our performance exceeds the median performance of comparable companies. We design these plans, including our performance-based option plans, with measures (TSR and internal performance measures historically linked with TSR) that require company performance above the median, relative to other basic materials companies, to deliver total compensation above the median. Since 2009, we have used the DAXglobal Agribusiness Index (the "DAX Ag") as a benchmark for determining relative performance. We believe the companies that make up the DAX Ag, which includes many of our direct competitors, provide a good source for measuring the performance of the agribusiness sector and the global nature of our business.

- We establish the overall value of retirement and welfare benefits at approximately the median of comparable companies.

Elements of Executive Compensation: Overview

Our executive compensation consists of six main elements: base salary, short-term incentives, performance units issued under the MTIP, which measures a performance period of three years, performance stock options issued as long-term incentives under the POP, retirement benefits and severance benefits.

We combine these elements, particularly base salary, and the short, medium and long-term incentives, to provide a total compensation package designed to attract highly qualified individuals and provide strong incentives to align efforts and motivate executives to deliver company performance that creates sustained shareholder value. The total value of each compensation package is weighted towards the variable incentive components. In particular, medium-term and long-term incentive targets comprised about 60% and short-term incentive targets comprised about 15% of total potential compensation value in 2012. The total value of our CEO's compensation package is weighted even more heavily towards medium- and long-term incentive compensation.

The following charts set forth the relative weight of 2012 compensation attributable to base salary, short-term incentive targets and medium- and long-term incentive targets for our CEO and our Named Executive Officers.

Our CEO Compensation



Our Named Executive Officers' Compensation



We establish corporate performance goals for each variable incentive component. For short-term incentives, we set corporate and operating group financial and operating goals annually. The MTIP incorporates absolute and index TSR targets over a three-year period. The performance periods under the MTIP do not overlap. As a result, awards, if earned, are generally paid out once every three years, at the end of the three-year period. Our long-term incentive program grants performance stock options under the POP, which we refer to as performance options because the plan includes a performance target required for vesting of the options in addition to the inherent requirement of stock appreciation for the vested options to have value. Vesting is determined at the end of a three-year period based upon a target for cash flow return on investment compared to the weighted average cost of capital. The option term is generally ten years from the date of grant.

More detail on each element and its purpose within the total executive compensation program is described in the following table and below in this report.

Current Compensation	Form	Eligibility	Performance Period
Base salary • For executive officers, we typically set base salary targets at the median of the Comparative Compensation Information, adjusted to reflect individual performance and internal equity.	Cash	All salaried employees	Annual
Short-term incentives • We base STIP awards on achievement of predetermined financial targets and other goals for corporate and/or operating group performance, which include safety performance.	Cash	All executives and most salaried staff and union and non-union hourly employees	1 year
Medium-term incentives • Units are issued using a formula based on a price equal to the average closing Share price for the last 30 trading days immediately preceding the initial date of the MTIP award. • Each award under the MTIP generally vests and is paid out at the end of the three-year performance period. One-half of the units vest based on our TSR, and one-half of the units vest based on our TSR relative to the TSR of the DAX Ag.	Performance Share Units	All executives and senior management (approximately 74 individuals as of December 31, 2012)	3 years
Long-term incentives • Options granted under our POP vest based on the amount by which our cash flow return on investment exceeds the weighted average cost of capital during the three-year performance period. • The value of options is based on Share price appreciation during the ten-year option period.	Performance Options	All executives, senior management and other selected managers (approximately 268 individuals as of December 31, 2012)	3 year vesting 10 year option term
Post-Retirement and Termination Compensation	**Form**	**Eligibility**	**Measurement Period**
Retirement benefits *Canadian Pension Plan* • Benefits are based on the participant's required contributions (up to 5.5% of earnings) and equivalent matching contributions by our company.	Cash	All Canadian salaried staff and certain union and non-union hourly employees	Pensionable service period
Canadian Supplemental Plan • Benefits are based on 1.5% of the average of the participant's three highest consecutive years' earnings multiplied by years of pensionable service, minus the benefit payable due to employer contributions under the Canadian Pension Plan. Certain senior executives' benefits and benefits for accrued service prior to January 1, 2011 are calculated differently.	Cash	Selected senior executives (30 individuals)	Pensionable service period to a maximum of 35 years
U.S. Pension Plan • Benefits are based on 1.5% of the participant's final average compensation, which is calculated using the highest paid 60 consecutive months of service out of the last 120 months, multiplied by years of service accrued after December 31, 1998. Participants with service accrued prior to January 1, 1999 under previous plans will have a portion of their benefit calculated pursuant to such plans.	Cash	All U.S. salaried and non-union hourly employees	Pensionable service period to a maximum of 35 years

Post-Retirement and Termination Compensation	Form	Eligibility	Measurement Period
U.S. Supplemental Plan • Benefits are intended to provide participants with the same aggregate benefits they would have received under the U.S. Pension Plan had there been no legal limitations on those benefits. Separate limits on includable compensation apply to benefits earned under this plan.	Cash	Eligible U.S. salaried and non-union hourly employees	Pensionable service period to a maximum of 35 years
Severance benefits *General severance benefits* • Two weeks of salary for each complete year of service, subject to a minimum of four weeks and a maximum of 52 weeks, are generally awarded in connection with termination without cause.	Cash	All salaried employees	Upon termination of employment
Change in control severance benefits • Under two legacy change in control contracts, benefits are awarded in connection with involuntary termination within two years of a change in control.	Cash, Insurance and Other Benefits	Selected senior executives (2 individuals)	Upon termination of employment

In addition to the above elements of compensation, certain U.S. employees participate in our 401(k) plans (the "401(k) Plans"), and certain Canadian employees participate in our savings plan (the "Savings Plan"). Pursuant to the 401(k) Plans and the Savings Plan, we make company contributions for the benefit of participants. For information about the amount of company contributions made for the benefit of Named Executive Officers pursuant to such plans, see "Executive Compensation — Summary Compensation Table" beginning on page 55. We do not have non-qualified deferred compensation plans or arrangements pursuant to which our Named Executive Officers may elect to defer current compensation. Where appropriate, we design our compensation arrangements to provide relief from Section 162(m) of the Internal Revenue Code.

Salary

Purpose: A necessary component of compensation to retain qualified employees.

We have established a system of tiered salary levels for senior executives (vice president and above). We assign senior executive positions to an appropriate salary tier that reflects the position's internal value to our company and equitable considerations based on comparisons to salaries for relevant positions in the Comparative Compensation Information. Within the assigned salary tier, the Committee typically establishes salary guidelines at levels that approximate the median (the 50th percentile) of the Comparative Compensation Information. Individual executive

salaries for executives that report directly to our CEO are recommended by our CEO and subject to approval by our CEO and the Committee. Our CEO's salary is subject to approval by the Committee and the Board. Our executives, including our Named Executive Officers, are generally eligible for only one salary increase per year.

Incentive Plan Compensation

We design our incentive plans with performance periods of varying durations. We provide executives with annual incentives through the STIP, three-year incentives through the MTIP and ten-year incentives through the POP. As a general matter, our executives are also prohibited from entering into hedging transactions involving our common shares (including stock options and other stock awards), pledging shares of our common stock and from otherwise shorting our common shares. We believe that, in the aggregate, the range of performance periods in our incentive plans creates a strong alignment between the interests of our executive officers and shareholders.

The Committee analyzes our incentive plans based on actual and potential performance scenarios to ensure that the value of the incentive awards granted to our Named Executive Officers is appropriately linked to our performance. For a summary of how our incentive plans are designed to align with performance, see the table on page 35 in the preceding Letter from and Report of the Compensation Committee. In 2012, at the request of the Committee, Towers Watson conducted a study of the relationship of

our Named Executive Officers' pay to the performance of our company. For purposes of the study, pay included base salary, the payout value or, if not yet paid, the 2011 year-end value of incentive awards granted during the measurement period and the aggregate annual change in the value of stock options during the measurement period. Company performance was measured based on TSR growth, growth in earnings per Share and growth in cash flow per Share during the measurement period. The study concluded that during the three years ended December 31, 2011, the pay of our Named Executive Officers coincided with the performance of our company relative to the Comparator Group. Towers Watson conducted similar studies each year since 2007 and obtained results that are consistent with the results of the 2012 study.

We believe the results of these Towers Watson studies demonstrate an alignment between our Named Executive Officers' compensation and our company's performance, reflecting the Committee's compensation philosophy of providing the opportunity to achieve compensation above the median through medium-term and long-term incentive plans if our company's performance exceeds the median performance of comparable companies.

Short-Term Incentive Plan

Purpose: *To develop strong corporate management by providing annual financial incentives to achieve corporate success; to attract, retain, motivate and reward productive employees who support corporate and operational goals.*

Our STIP provides for incentive awards based on an individual's performance and responsibilities and our company's financial and operational results. The plan provides incentives to individuals during a near-term performance period, which we set at one year, and focuses on successful fulfillment of short-term corporate and operational goals.

We assign participants an incentive award target, expressed as a percentage of salary. Pursuant to amendments to the STIP in March 2012, a portion of this target for all employees is based on our safety performance. In addition, we typically establish targets at the median of the Comparative Compensation Information. Achievement of the target is determined by our adjusted cash flow return, as defined in the STIP. We use cash flow as a financial measure because we believe it is strongly correlated with long-term TSR, although the results of our adjusted cash flow return may not be fully reflected in our TSR at year-end due to market conditions or other factors. In addition, we believe that cash flow is useful as an indicator of our ability to service our debt, meet other payment obligations and make strategic investments. In this way, the use of cash flow return as a performance measure under our STIP further supports the alignment between our Named Executive Officers' compensation and our company's performance.

For senior executives, including our Named Executive Officers, unadjusted incentive awards can range from 0% to 200% of salary, depending upon an executive's responsibilities, our safety

performance and actual cash flow return above the minimum threshold return as compared to the target return. Because the value of the awards under the STIP are capped at specified percentages of participants' salaries, the Committee can more readily stress-test executive officer compensation and analyze the effect of significant upturns or downturns in company performance. Individual incentive awards are also subject to adjustment (±30%) based on the executive's individual performance, provided that total adjusted awards approximate total awards at mid-point. Under the terms of the plan, we generally make no payments in respect of the cash flow component of the award if our cash flow return is less than 50% of the target set by the Board for that year. The safety component of the award accounts for 5% of the total award for corporate employees, including the named executive officers.

We generally set cash flow return targets that are challenging to achieve. In 2010, our cash flow return was above target, resulting in payouts at 179.6% of target. In 2011, our cash flow return was above target, resulting in payouts at 128.74% of target.

In 2012, our cash flow return was below target, resulting in adjusted cash flow return at 81.92% of target. Additionally, our safety performance component for the named executive officers had a target total site recordable injury rate of 1.30. We achieved a total site recordable injury rate of 1.29, slightly better than target. Payouts for the safety performance component were at 107.69% of target, however, payouts were capped at target for executives due to the occurrence of a fatality during the year. With these results, 2012 STIP payouts for each named executive officer were budgeted at 82.82% overall. For information regarding each Named Executive Officer's 2010, 2011 and 2012 STIP awards, see "Executive Compensation — Summary Compensation Table" beginning on page 55.

The following table sets forth our performance under the STIP for each of the last three years:

	2012	2011	2010
Cash Flow Return Target	24.06%	23.23%	13.88%
Actual Cash Flow Return[1]	19.71%	26.56%	19.40%
Adjusted Cash Flow Return Ratio[2]	0.8192	1.1437	1.3981

(1) For a description of how cash flow return is calculated under the STIP, see "Executive Compensation — Summary Compensation Table — Non-Equity Incentive Plan Compensation" beginning on page 55.

(2) Due to rounding, dividing actual cash flow return by the cash flow return target may not result in the exact adjusted cash flow return ratio.

In 2012, we amended and restated the STIP. Among the changes made to the Amended and Restated STIP was the addition of a change in control provision whereby STIP participants would receive a lump sum payment for the pro-rata portion of the year that elapsed through the date of a change in control. We also added safety performance as a key metric for all corporate employees, including named executive officers.

Medium-Term Incentive Plan

Purpose: *To align the interests of our executive officers and shareholders; to reward executive officers and key employees for superior performance over a three-year performance period and for their continued contributions to our success.*

Our MTIP aligns the interests of our executives and key employees with those of our shareholders by linking the vesting of awards to TSR over a three-year performance period. The current MTIP performance period began January 1, 2012 and ends December 31, 2014. TSR measures the capital appreciation in our Shares, including dividends paid during the performance period, and thereby simulates the actual investment performance of our Shares.

Under the MTIP, we award participants a number of units based on the participant's salary at the later of the beginning of the performance period or the date of initial participation in the plan (multiplied by a factor of up to three to reflect the number of years such participant would participate in the plan), a target award percentage and the average Share price over the 30 trading days immediately preceding the performance period.

One-half of the MTIP units vest based on increases in our TSR. The remaining one-half of the units vest based on the extent to which our TSR matches or exceeds the TSR of the common shares of a group of peer companies. The peer group of companies for the MTIP consist of the companies that are included in the DAX Ag.

MTIP participants generally are required to continue in a qualifying position throughout the performance period as a condition to vesting. However, if a participant's employment terminates earlier due to the participant's retirement, disability or death, or we terminate a participant's employment without just cause, the participant is entitled to a cash payment in settlement of a pro rata number of units, with vesting based on the achievement of performance objectives as of the date of termination. A participant who resigns or whose employment is terminated for just cause forfeits all rights to any units granted under the plan. In addition, under the terms of the MTIP, no dividends accrue or are otherwise payable to holders of units.

We settle vested units in cash based on the average Share price over the last 30 trading days of the applicable performance period. The price used to determine the cash payout may not exceed a predetermined percentage of the market value of a Share as at the beginning of the performance period. Because the value of the units granted under the MTIP are capped (400%), the Committee can readily stress-test executive officer compensation and analyze the effect of significant upturns or downturns in company performance.

In 2012, we added a detrimental activity clawback provision to awards made under the MTIP. The detrimental activity clawback provision permits the Committee to withhold any amounts

otherwise payable to the participant or to require the participant to repay certain amounts to PotashCorp in the event that the participant has engaged in a detrimental activity (including competitive activities, solicitation of our employees or disclosure of our confidential information). In addition, commencing in 2012, MTIP participants are entitled to receive a lump sum payment for the pro-rata portion of the performance cycle that elapsed through the date of a change in control.

Depending on the achievement of the performance objectives, 0% to 150% of the units granted under the MTIP will vest. Achievement of the target performance objectives — a TSR of 50% and a TSR that is 130% of the DAX Ag — will entitle a participant to 100% of the units awarded under the MTIP. Between 100% and 150% of the units will vest if actual performance exceeds target performance. The maximum 150% of the units would vest based on a TSR of 75% or more and a TSR that was 145% of the DAX Ag performance. No units would have vested if the minimum performance objectives — a TSR of 5% and a TSR that matches the DAX Ag performance — are not achieved. Results between these thresholds are mathematically interpolated.

Under the MTIP, the price used to determine the cash payout cannot exceed 400% of the market value per Share at the beginning of the performance period, which was $41.49 per Share.

Long-Term Incentives (Performance Option Plan)

Purpose: *To align the interests of our executive officers and shareholders; to provide incentives to executive officers and key employees to promote long-term shareholder interests.*

We provide our executives with long-term incentives through our POP. Our POP awards options to senior executives and other key employees for superior performance over a three-year performance period. Options vest based on metrics with a demonstrated relationship to total shareholder return. The options have a ten-year term from the date of grant, providing incentives to our executives to promote long-term shareholder interests.

We make one option grant per year following shareholder approval of the POP at the annual meeting of shareholders. We have determined not to make off-cycle option grants during the year. The number of options that the Board grants annually is that number of options that will result in the appropriate total compensation for each management level, as determined by company performance and by reference to the Comparative Compensation Information. Options not granted are cancelled at the end of the calendar year in which the POP is approved by shareholders.

In order to deliver a level of total compensation that is consistent with the level of corporate performance achieved, data on compensation provided by the Comparative Compensation Information is typically analyzed on an annual basis to determine

the 25th, 50th, and 75th percentile compensation levels for our management positions. We link these compensation study results and the vesting schedule to determine option grant levels that will deliver the appropriate compensation for the performance delivered. We strive to set the target value of each Named Executive Officer's option grant at a level that, including such Named Executive Officer's other compensation, will deliver compensation relative to our performance as measured against the Comparative Compensation Information.

On May 17, 2012, our shareholders approved the 2012 POP under which we could award, after February 21, 2012 and before January 1, 2013, options for the issuance of up to 3,000,000 Shares pursuant to the exercise of options to eligible officers and employees. As of February 19, 2013, options to acquire 1,486,400 Shares, or approximately 0.17% of the total outstanding Shares (assuming exercise of such stock options), were issued and outstanding under the 2012 POP. Options not granted under the 2012 POP were cancelled at the end of 2012.

In 2012, we added a detrimental activity clawback provision to awards made under the POP. The detrimental activity clawback provision permits the Committee to withhold any amounts otherwise payable to the participant or to require the participant to repay certain amounts to PotashCorp in the event that the participant has engaged in a detrimental activity (including competitive activities, solicitation of our employees or disclosure of our confidential information). In order to receive awards under the 2012 POP, participants agreed to the application of the detrimental activity clawback provision for previous POP awards.

For 2013, we are requesting shareholder approval of an amount of 3,000,000 options to be available for grant under the provisions of the 2013 POP. We expect that this amount is sufficient for one annual grant to be made after the Meeting and before January 1, 2014.

Under the POP, the exercise price of an option shall not be less than the quoted market closing price of our Shares on the last trading day immediately preceding the date of grant. Option vesting is determined by achieving corporate performance goals that historically have correlated with our TSR and the relative performance of our TSR to the TSR of our peer index and is based on average annual cash flow return on investment ("CFROI") compared to weighted average cost of capital ("WACC"). We measure performance over a three-year period. A vesting schedule determines the percentage of options vested at the end of the three-year period and ties the level of total compensation to our performance. No options vest if the three-year average CFROI-to-WACC comparison ("CFROI-WACC") is 0% or less, and maximum vesting requires the three-year average CFROI-WACC to be 2.5% or greater. An option's maximum term is currently ten years from the date of grant.

In connection with the development of our first POP in 2005, the Committee worked with Aon Hewitt (formerly Hewitt Associates) to use 10-year historical data to analyze the correlation between CFROI minus our WACC and our TSR performance relative to the performance of the U.S. Basic Materials Index (the "DJUSBMI") performance. Having established a strong correlation between our CFROI-WACC and TSR performance levels relative to the performance of the DJUSBMI, the Committee and Aon Hewitt developed a schedule based upon our CFROI-WACC levels to vest appropriate amounts of Shares at different performance levels. Consultants at Towers Watson also reviewed and confirmed this methodology.

In connection with our transition to the DAX Ag as a peer index, Towers Watson reviewed our existing POP vesting schedule against the performance of the DAX Ag. In particular, Towers Watson analyzed the historical CFROI and WACC of the companies that comprise the DAX Ag to determine the expected performance range of the DAX Ag. The results of Towers Watson's review confirmed that our POP vesting schedule is appropriate and requires above-median performance to deliver above-median compensation. Moreover, no options vest if CFROI-WACC is negative during the applicable performance period.

The following table sets forth the percentage of stock options granted under the 2008 POP, the 2009 POP and the 2010 POP that vested for the three-year performance periods ended December 31, 2010, December 31, 2011 and December 31, 2012, respectively.

	2010 POP	2009 POP	2008 POP
CFROI-WACC to Achieve Maximum Vesting	2.50	2.50	2.50
Actual CFROI-WACC[1]	12.28	9.63	15.27
Actual Vesting Percentage	100%	100%	100%

(1) Actual CFROI-WACC reflects the average of the annual CFROI-WACC for the three years during the applicable performance period. For a description of how CFROI-WACC is calculated and for the full POP vesting schedule, see "Executive Compensation — Grants of Plan-Based Awards — Option Awards" on page 59.

During the three-year performance periods ended December 31, 2010, December 31, 2011 and December 31, 2012, we achieved performance sufficient to vest 100% of the stock options granted under each of the 2008 POP, 2009 POP and the 2010 POP. The 100% vesting of stock options reflected our exceptional performance relative to target during each performance period. The Compensation Committee believes that 100% vesting under our POP requires superior performance during the applicable performance period and believes that our POP vesting schedule appropriately links vesting of stock options to our performance relative to our peers.

See "Executive Compensation — Outstanding Equity Awards at Fiscal Year-End — Outstanding Stock Options" on page 61 for information on the number of outstanding stock options under each of our existing stock option plans.

Post-Retirement and Termination Compensation

Retirement Benefits

Purpose: *To supplement the income of our employees after their retirement.*

We provide post-retirement benefits to employees generally and typically do not consider an employee's past compensation in determining eligibility for post-retirement benefits. For a description of our pension plans, see "Executive Compensation — Pension Benefits" beginning on page 61. For information about the amount of company contributions made for the benefit of Named Executive Officers pursuant to such plans, see "Executive Compensation — Summary Compensation Table" beginning on page 55. We do not grant extra years of credited service under our pension plans except as discussed under "Change in Control Agreements" below and otherwise as appropriate in exceptional circumstances.

As calculated in accordance with International Financial Reporting Standards ("IFRS") for financial statement reporting purposes, the following table sets forth our total balance sheet liability under the Canadian Supplemental Plan and the U.S. Supplemental Plan for all current and former executive officers and other covered employees as of December 31, 2012 and December 31, 2011.

	December 31, 2012	December 31, 2011
Total Supplemental Plan Liability	$77.8 million	$68.4 million

General Severance Benefits

Purpose: *To provide appropriate benefits that reflect the potential difficulty in obtaining comparable employment in a short period of time and provide for a complete separation between the terminated employee and our company.*

Our current severance policy for termination without cause, which is generally applicable to salaried employees including our Named Executive Officers, is to provide notice of impending termination, or payment of salary in lieu of notice, equivalent to 2 weeks for each complete year of service (subject to a minimum of 4 weeks and a maximum of 52 weeks). Such policy is superseded by specific termination provisions contained in any applicable written agreement and may be subject to adjustment. Payment of severance benefits is discretionary except as may be required by law.

Change in Control Agreements

Purpose: *Historical agreements with certain senior executives.*

Effective December 30, 1994, we and, where applicable, PCS Sales entered into change in control agreements with certain senior executives, including Mr. Doyle and Mr. Brownlee. At that time, it was thought that such arrangements with senior executives were appropriate. Subsequently, we have not entered into new change in control agreements. However, on December 31, 2010, we entered into an amendment with Mr. Doyle to remove the golden parachute excise tax "gross-up" provision of his change in control agreement and to make certain other technical changes to comply with Section 409A of the Internal Revenue Code. The initial term of each 1994 change in control agreement was through December 31, 1997. The term of each agreement has automatically renewed for successive one-year periods since December 31, 1997 and continues to be subject to automatic renewal for successive one-year terms until the employee reaches age 65 or unless either party gives notice of termination.

Benefits pursuant to the change in control agreements require both a change in control and an involuntary termination of the executive's employment within two years following a change in control. Termination includes ceasing to be employed for any reason, including constructive dismissal, except by reason of death, disability, resignation or voluntary retirement, or dismissal for dishonest or willful misconduct. The severance benefit entitlements upon termination of employment following a change in control of our company are:

- a lump-sum payment of three times the executive's current base salary and average bonus for the last three years;

- a lump-sum payment of the pro-rata target bonus for the year in which the termination occurs;

- immediate vesting and cash out of a pro rata portion of the current performance period's MTIP awards;

- a credit of three additional years of service under the Canadian Supplemental Plan;

- a three-year continuation of medical, disability and group term life insurance, provided that these benefits terminate upon obtaining similar coverage from a new employer or upon commencement of retiree benefits; and

- financial or outplacement counseling to a maximum of Cdn$10,000.

Each change in control agreement further provides that all outstanding non-exercisable options granted to the executive become exercisable upon the occurrence of a change in control. In the event no public market for the Shares exists, we (or PCS Sales, as the case may be) will compensate the executive for the value of his options based on a Share value approved by our shareholders

upon a change in control, or, if no such value has been approved, the market value of the Shares when last publicly traded.

For additional information about the above change in control agreements, including the definitions of change in control and termination, see the Forms of Agreement dated December 30, 1994, filed as Exhibit 10(p) to our annual report on Form 10-K for the year ended December 31, 1995.

Policy on Recoupment of Unearned Compensation

The Board has approved a policy on Recoupment of Unearned Compensation. Under the policy, if the Board learns of misconduct by an executive that contributed to a restatement of our company's financial statements, the Board can take action it deems necessary to remedy the misconduct. In particular, the Board can require reimbursement of incentive compensation or effect the cancellation of unvested performance option awards if (1) the amount of the compensation was based on achievement of financial results that were subsequently restated, (2) the executive engaged in misconduct that contributed to the need for the restatement and (3) the executive's compensation would have been a lesser amount if the financial results had been properly reported.

Compensation Consultants and Comparator Group

To gather information about competitive compensation practices, the Committee relies on the input and recommendations of independent compensation consultants and data provided by broad-based executive compensation surveys. The Committee obtains the advice and recommendations of its independent compensation consultants as the Committee deems appropriate. Although this information is an important tool in the Committee's processes, the decisions made by the Committee are solely the responsibility of the Committee and reflect other factors and considerations, discussed earlier in this CD&A.

In 2005, the Committee engaged Towers Watson as executive compensation consultants. Towers Watson reports to the Chair of the Committee and provides input to the Committee on the philosophy and competitiveness of the design and award values for certain of our executive and director compensation programs. Towers Watson also assists in the evaluation of compensation arrangements associated with certain strategic opportunities. In its role as executive compensation consultants, in 2012, Towers Watson attended Committee meetings at which executive compensation matters were discussed. In December 2012, the Committee reviewed the independence of Towers Watson's advisory role relative to the six consultant independence factors adopted by the SEC to guide listed companies in determining the independence of their compensation consultants, legal counsel and other advisers. Following their review, the Committee concluded that Towers Watson has no conflicts of interest, and provides the Committee with objective and independent executive compensation advisory services.

In accordance with our adherence to the best practice of retaining independent executive compensation consultants, any work other than executive compensation consulting services performed for us by Towers Watson must be approved in advance by the Chair of the Committee. The following table sets forth the fees we paid to Towers Watson in 2011 and 2012.

	Year ended December 31, 2012	Year ended December 31, 2011
Fees attributable to executive and director compensation consulting services[1]	$278,677	$321,423
Fees attributable to other services[2]	$110,000	$110,000

[1] Includes $39,956 and $38,434 for 2012 and 2011, respectively, attributable to compensation consulting services for executives, other than named executive officers, requested by management and approved by the Committee, including calculation of stock and option award grant date fair value amounts in accordance with FASB ASC Topic 718, "Compensation — Stock Compensation".

[2] Amounts reflect payments to an affiliate of Towers Watson in 2012 and 2011 for certain other services, including prescription drug benefit plan design and advice. These services were discussed with, and approved by, the Committee in advance of retaining this affiliate of Towers Watson.

The Committee uses executive compensation analyses prepared by Towers Watson and other independent compensation consultants. Such analyses typically consist of (1) the Comparator Group, which includes a group of 17 publicly traded U.S. and Canadian companies, selected on the basis of a number of factors, including similar industry characteristics, revenues and market capitalization, and/or (2) additional executive compensation surveys of U.S.-based companies with similar industry and revenue size gathered by three compensation consulting services, or the Additional Surveys.

We periodically review our Comparator Group to ensure that the companies included in the group share similar industry characteristics, revenues and market capitalization. In 2012, we reviewed our Comparator Group and made no changes to the list of companies used for comparison. The 17 companies included in the Comparator Group in 2012 were:

Agrium Inc.	Goldcorp Inc.
Air Products and Chemicals, Inc.	Monsanto Company
Arch Coal Inc.	The Mosaic Company
Ashland Inc.	Newmont Mining Corporation
Barrick Gold Corporation	Peabody Energy Corporation
Cameco Corporation	PPG Industries, Inc.
CF Industries Holdings, Inc.	Praxair, Inc.
Eastman Chemical Company	Teck Resources Limited
Ecolab Inc.	

For 2012, the three Additional Surveys were (1) the TWDS 2011 Survey Report on Top Management Compensation, (2) the Mercer 2011 US Executive Compensation Survey and (3) the TWDS 2011 US CDB General Industry Executive Compensation Database. For a list of the companies included in each of the Additional Surveys, see Appendix G.

Executive Share Ownership Requirements

We strongly support Share ownership by our executives. In November 2004, we introduced minimum shareholding guidelines to be met by November 2009 for the then-current executive officer group. Any individual promoted or appointed into a position subject to these guidelines has a five-year period from the date of promotion or appointment within which to meet the Share ownership requirements. The Share ownership requirements reflect the value of Shares held and can be met through direct or beneficial ownership of Shares, including Shares held through our qualified defined contribution savings plans. Options and performance units (under the MTIP) are not included in the definition of Share ownership for purposes of the guidelines.

Each officer, including each Named Executive Officer, has a Share ownership guideline, and compliance with these Share ownership

requirements is reviewed at Compensation Committee meetings. If an officer's Share ownership falls below the minimum guidelines due to a decline in the Share price, such officer will have three years to restore compliance. For purposes of determining compliance during this three-year period, the officer's Shares will be valued at the higher of cost or market value.

The ownership requirements are as follows:

Title	Share Ownership Guideline
Chief Executive Officer	5 times base salary
Chief Financial Officer, Chief Operating Officer, Senior Vice Presidents and Division Presidents	3 times base salary
Designated Senior Vice Presidents and Vice Presidents	1 times base salary

As of February 19, 2013, each of our Named Executive Officers was in compliance with the applicable Share ownership requirements. The table below sets forth, for each Named Executive Officer, the number and value of Shares held, the value of Shares required to meet the ownership requirements and the value of Shares held as a multiple of the Named Executive Officer's base salary.

Named Executive Officer	Number of Shares Held	Value of Shares Held	Value Required to Meet Guidelines	Value Held as Multiple of Salary
William J. Doyle[1]	2,267,936	$94,142,017	$6,283,000	74.92x
Wayne R. Brownlee	712,049	$29,557,151	$1,765,008	50.24x
G. David Delaney	124,088	$ 5,150,909	$1,723,413	8.97x
Stephen F. Dowdle	101,701	$ 4,221,606	$1,306,848	9.69x
Joseph A. Podwika[2]	29,931	$ 1,242,436	$1,304,838	2.86x

(1) Includes 59,694 Shares held in the William & Kathy Doyle Foundation, 406,536 Shares held in the WJ Doyle Revocable Trust, 692,184 Shares held in the Doyle Family LLC (Mr. Doyle controls these Shares and has a beneficial interest in a majority of the interests of the LLC. The remaining interests of the LLC are beneficially owned by members of Mr. Doyle's immediate family), 111,574 Shares held in the Doyle Family Stock Trust II, 25,117 Shares held in the Doyle Family Stock Trust III, 105,292 Shares held in the DFG Trust, 646,842 Shares held in Doyle Investments LLC (Mr. Doyle controls these Shares; however the majority of the interests of the LLC are beneficially owned by members of Mr. Doyle's immediate family), and 220,696 Shares held in the DFP Trust.

(2) Mr. Podwika had achieved the requisite ownership requirement within 5 years of his appointment; however, due to a decline in the Share price after February 21, 2012, he is currently below the minimum requirement and, as such, has three years to restore compliance. For purposes of determining compliance during this three-year period, his Shares will be valued at the higher of cost or market value.

Chief Executive Officer Compensation

The Committee reviews annually our CEO's salary, any awards under our STIP and MTIP and any grant of options under our option plans and makes its recommendations to the Board. With the assistance of Towers Watson, the Committee analyzes the relationship between our company's performance and our CEO's annual earnings. Our CEO's annual salary is determined primarily on the basis of his individual performance and our company's performance. While no mathematical weighting formula is used, the Committee considers all factors that it deems relevant, including our financial results, our TSR and performance relative to similar companies within our industry, survey compensation data obtained from our compensation consultants, the duties and responsibilities of our CEO, our CEO's individual performance

relative to written goals established at the beginning of each year, current compensation levels and the effect of significant upturns or downturns in our performance. Awards pursuant to the STIP and MTIP and under the option plans are made in accordance with the plans as outlined above. If minimum targets set under the STIP and MTIP and option plans are not met, our CEO does not receive compensation pursuant to those plans.

With the assistance of Towers Watson, the Committee also references the compensation of CEOs in the Comparative Compensation Information. The comparison of our CEO's compensation to the compensation of CEOs in the Comparative Compensation Information incorporates many factors, including the relative sales and market capitalization of the companies, their profitability and shareholder return history, the duties of the CEO

and any other extenuating or special circumstances. In general, we set our CEO's cash compensation at the median of that range.

In January 2013, the Committee and the independent members of the Board reviewed all of the factors mentioned above, including individual and company performance, for the purpose of determining Mr. Doyle's 2013 compensation. Mr. Doyle's 2012 performance goals and achievements were considered by the Committee and the independent members of the Board in determining his 2013 base salary and his 2012 short-term incentive bonus award.

Although the Committee and the independent members of the Board did not utilize any specific weighting in analyzing

Mr. Doyle's 2012 performance goals, generally, 9 performance goals were fully achieved, 3 performance goals were partially achieved and 2 performance goals were not fully achieved.

Based on the above noted factors, including Mr. Doyle's overall performance, the Committee and the independent members of the Board approved a 3.0% increase in Mr. Doyle's base salary from $1,220,000 for 2012 to $1,256,600 for 2013 and awarded Mr. Doyle a short-term incentive bonus award of $800,000 for 2012 performance.

More specific information on Mr. Doyle's individual performance goals and achievements (and their relationship to our corporate goals) is provided in the following table.

■ Achieved   ◘ Partially Achieved   □ Did Not Achieve

CORPORATE GOAL: Maximize long-term shareholder value.		
2012 Individual Performance Goal	**Level of Achievement**	**Discussion of 2012 Performance**
1. *Continue to drive the "Potash first" strategy by actively staying on top of all global opportunities while at the same time being open to strategic alternatives for phosphate and nitrogen should an attractive alternative present itself. This work should consider the industry environment in 2015 and beyond.*	■	• We initiated and continued to actively pursue global potash opportunities and strategic developments in potash, phosphate and nitrogen. We kept the Board informed and engaged regarding these opportunities and developments.
2. *Meet the budget approved for 2012 including earnings per Share of $3.62 and cash flow per share of $4.78.*	□	• Actual 2012 earnings per Share were $2.37 (or $2.76 per Share excluding impairment for Sinofert). • Actual 2012 cash flow per Share was $3.83.
3. *Outperform our peer group and the DAX Ag index.*	□	• In 2012, our common stock underperformed compared to both our peer group and the DAX Ag index with an annual total shareholder return of approximately -0.1% compared to a peer group average of 19.9% and a DAX Ag total shareholder return of approximately 13.2%.
4. *Grow the revenue base and bottom line for our company through strategic use of capital.*	■	• In 2012, we continued to progress on capital projects, with the majority of our expenditures dedicated to our potash capacity expansions. We remain on schedule to achieve our goal of completing these expansion projects by 2015. In addition, we completed our 64,000 tonne ammonia expansion project at Augusta. We also continued our 500,000 tonne expansion project at Geismar, where we expect to restart ammonia production in early 2013. • We began operating the first phase of our new regional distribution center in Hammond, Indiana — an investment that allows us to bypass US transit bottlenecks.

CORPORATE GOAL: Maximize long-term shareholder value.		
2012 Individual Performance Goal	**Level of Achievement**	**Discussion of 2012 Performance**
5. *Manage major capital projects to achieve on-time and on-budget completion with the planned production ramp-up and output levels.*	⬚	• We implemented new controls to improve project management, including new internal reporting processes and increased oversight personnel for project management, including hiring a new Vice President, Project Management & Capital, reporting directly to the Executive Vice President & Chief Operating Officer.
6. *Lead management's effort to make sure it does its part in the pursuit of the best possible corporate governance for our company.*	■	• We believe excellence in corporate governance continues to focus on transparency and accountability. In this regard, Mr. Doyle personally engaged numerous stakeholders, including shareholders, the analyst community, political leaders, media and employees in personal meetings and conference calls. Mr. Doyle also supported and participated in the company's shareholder engagement initiatives.
		• Once again, our commitment to excellence in corporate governance was recognized by external monitors. In 2012, we received high marks from external evaluators of corporate governance, finishing tied for second among 253 companies, and first in our industry, in the Globe and Mail's corporate governance rankings. The Canadian Institute of Chartered Accountants recognized the quality of our corporate reporting and disclosure practices by awarding PotashCorp with the Award of Excellence for Financial Reporting, as well as the Award for Excellence for Corporate Reporting in Mining. Additionally, the IR Global Rankings selected PotashCorp as the recipient of the Best Corporate Governance Practices in North America Award. PricewaterhouseCoopers (PwC) presented PotashCorp with the Towards Integrated Reporting: 10 Year Anniversary International Award at its annual Building Trust Awards ceremony in October, 2012. Companies based in 25 countries were examined as contenders for the award.
		• The company authorized third party audits of its risk management and anti-corruption programs, in addition to the third party audits it routinely undertakes with respect to financial accounting, safety and environmental compliance.
7. *Provide an updated strategy and strategic communication process that will assure PotashCorp's continued success so we can be responsive to unanticipated events and new or changed realities in our operating environment.*	■	• In 2012, we continued to advance our communications strategy to raise the profile of our company with key stakeholders.
		• In May 2012, we launched a national public relations campaign to highlight the Company's expansion projects and economic impact as well as enhance awareness in key markets of the company's role as a leader in the industry and as a key player in global food security. To complement these efforts, we refocused our philanthropic program to reflect our global leadership role as part of the solution to the global food challenge.
		• We enhanced our issues management processes and focused on developing our relationships with provincial and national governments. Mr. Doyle has been integrally involved in the development of this communications strategy.

CORPORATE GOAL: Be the supplier of choice to the markets we serve.		
2012 Individual Performance Goal	**Level of Achievement**	**Discussion of 2012 Performance**
1. *Outperform competitors on quality and service as measured by customer surveys.*	■	• We monitored satisfaction through our 2012 Customer Advisory Council Survey, where our sales representatives received the highest scores among our competitors in service areas such as representative product knowledge, communications, customer service and knowledge of our customers' businesses. In 2012, these surveys indicated that PotashCorp not only rated significantly higher than our peers in nearly all measured categories and across all nutrients and market channels but also exceeded our high marks from 2011. • In 2012, the total amount of product involved in quality complaints was reduced by 45% compared to the previous three-year average.
2. *Find new ways to make it easier for our customers to do business with us.*	■	• In 2012 we continued to improve our transportation network in order to better serve our customers. We began opening portions of our Hammond Regional Distribution Center and increased our new rail car fleet significantly in 2012, which we believe has enabled us to serve our customers quickly and efficiently.

CORPORATE GOAL: Build strong relationships with and improve the socioeconomic well-being of our communities.		
2012 Individual Performance Goal	**Level of Achievement**	**Discussion of 2012 Performance**
1. *Provide leadership for PotashCorp within the investment community, within our industry and in the communities in which our people work and reside.*	■	• In 2012, we received high marks in investor surveys. On a scale of 1 to 10 (with 10 being "excellent"), we received a score of 7.0 or higher in 75% of the categories, including a rating of 8.8 for our communications materials, 8.5 for our accessibility and 8.4 for our credibility and communication of a consistent story. In addition, IR Global Rankings gave PotashCorp awards in 2012 for the Best Investor Relations Website in North America (#7 rank) and the Best Online Annual Report in North America (#2 rank). • We surveyed community leaders in five of the communities in which we have significant operations (Aurora, Rocanville, Augusta, Joplin and Weeping Water) and asked them to rate our company on a scale of one to five (five being the highest) in areas related to the perception of our community involvement, business practices and economic issues. We achieved an average rating of 4.5, which is in the top quartile for these surveys. • We continued our commitment to meet our largest shareholders at least once per year in their offices. We also participated in seven investor conferences in 2012. • In 2012, we continued to conduct "Live Virtual Meetings" with management to enhance outreach with the investment community in a progressive and economical manner. • Mr. Doyle continued to serve on the boards of key industry groups, including serving as Chairman of the Nutrients for Life Foundation, President of the International Fertilizer Industry Association and as a member of the boards of The Fertilizer Institute, Canpotex and International Plant Nutrition Institute. In addition, Mr. Doyle delivered numerous presentations at industry and community events.

2012 Individual Performance Goal	Level of Achievement	Discussion of 2012 Performance
2. *Meet or exceed both the letter and spirit of our commitment in fulfilling the Pledge to Saskatchewan.*	■	• Under Mr. Doyle's leadership, we continued to fulfill the Pledge to Saskatchewan. As part of the Pledge we achieved several key objectives: 1. We increased our Saskatchewan workforce by 124 employees in 2012 to 2,512. Our Saskatoon headquarters have continued to grow, with 275 employees as of December 31, 2012. 2. We continued to be a strong advocate and supporter of Canpotex and managed our business to ensure long-term profitability. 3. We continued to increase opportunities for Aboriginal workers and suppliers. We increased our Aboriginal employee base significantly, netting over 750 voluntarily self-identified Aboriginal applicants, and about 12% of new-hires in entry-level and trades positions. Our Aboriginal employment outreach initiatives in 2012 were extensive and included 18 Aboriginal career fairs, 26 Aboriginal community presentations, and 8 Aboriginal mine tours, and career information has now reached over 7,000 Aboriginal prospects directly. We have developed a multi-faceted Aboriginal engagement strategy designed to make PotashCorp more accessible and attractive to potential employees and suppliers. 4. In 2012, our total corporate community investment exceeded our goal to invest 1% of consolidated income before income taxes, resulting in contributions of approximately $28 million. Contributions to Saskatchewan represented approximately 59% of total contributions, in proportion to the Saskatchewan-related share of our overall gross margins. Matching gift donations increased by 9 percent, with total employee contributions reaching over $1.6 million. 5. In 2012, we estimate that 62% of Saskatchewan potash production purchasing was done with suppliers resident in Saskatchewan, exceeding our goal. 6. Our expansion at our Allan facility was largely complete at the end of 2012, and significant progress continues to be made at our Rocanville and Picadilly facilities. The Canpotex run for our Cory facility is planned for 2013.

CORPORATE GOAL: Attract and retain talented, motivated and productive employees who are committed to our long-term goals.		
2012 Individual Performance Goal	Level of Achievement	Discussion of 2012 Performance
Show measurable success in leadership development and succession planning for our employees.	■	• With 80% of senior staff-level positions filled with internal candidates, we exceeded our goal of 75%. Several executive-level vacancies were filled with well-qualified employees identified through our succession planning process. • We were named one of Canada's Top 100 Employers by the Globe & Mail. • In 2012, approximately 700 leadership staff attended management development training, which represented a significant increase over 2011 participation levels. • Our annual succession planning process for senior level staff (approximately 300 employees) was completed, and a summary of the process was reviewed by the Compensation Committee.

CORPORATE GOAL: Achieve no harm to people and no damage to the environment.		
2012 Individual Performance Goal	**Level of Achievement**	**Discussion of 2012 Performance**
1. *Meet measurable safety index targets, with the emphasis on reducing serious injuries so PotashCorp can achieve its goal of providing the safest work environment for its employees.*	▣	• Sadly, a fatality occurred at our Allan facility during the second quarter of 2012. • We continue to emphasize personalization of safety at all levels in our organization. Our total recordable injury frequency rate decreased by 9% in 2012, tying our previous best in 2010, and our lost time injury frequency rate in 2012 decreased by 40% from the 2011 rate, setting a record low. Our total site injury severity rate decreased by 2% in 2012 as compared to 2011, and the 2012 rate was 43% lower than 2008, substantially exceeding our goal of achieving a 35% reduction from 2008 by the end of 2012. The total recordable injury frequency rate for our non-nested contractors was 22% lower than 2011, setting a new record. • Late in 2012, we began the development of a 5-Year Safety Plan as a roadmap to becoming one of the safest companies in the world.
2. *Improve the environmental commitment and performance across PotashCorp operations to positively impact the climate, our use of natural resources, and our environmental stewardship.*	▣	• Environmental performance, as measured by the number of reportable releases, permit excursions and spills, was consistent with historical performance. Total reportable incidents increased by 35% from 2011, thus we did not achieve our target of reducing total environmental incidents by 10%. • We met our goal of reducing company-wide greenhouse gas emissions per tonne of product by 10% by the end of 2012 compared to 2007. • Data collection on waste and water use continued through 2012. Water usage per tonne of product decreased slightly from 2011, thanks to efforts made to identify opportunities to reduce waste and water usage.

Executive Compensation

A table of contents for this "Executive Compensation" section is set forth below:

Summary Compensation Table[1]

The following table sets forth, for our 2012, 2011 and 2010 fiscal years, all compensation earned by the individuals who served as our CEO and our Chief Financial Officer, and by each of our other three most highly compensated executive officers, for services rendered to us and our subsidiaries (the "Named Executive Officers" or "NEOs").

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	Change in Pension and Nonqualified Deferred Compensation Earnings[5] ($)	All Other Compensation[6] ($)	Total ($)
William J. Doyle	2012	1,220,000	—	4,672,252	3,937,635	800,000	128,805	216,980	10,975,672
President and Chief	2011	1,182,000	—	—	3,823,456	1,240,000	1,429,867	132,394	7,807,717
Executive Officer	2010	1,136,000	—	—	3,604,336	2,000,000	4,340,420	206,115	11,286,871
Wayne R. Brownlee	2012	571,200		1,406,291	1,064,287	331,000	937,545	50,267	4,360,590
Executive Vice	2011	544,000	—	—	1,017,595	600,000	2,232,860	45,549	4,440,004
President, Treasurer and	2010	514,176	—	—	959,826	800,000	1,826,248	36,925	4,137,175
Chief Financial Officer									
G. David Delaney	2012	531,918	—	1,309,593	1,097,915	300,000	689,109	25,545	3,954,080
Executive Vice	2011	506,588	—	—	1,019,746	465,000	756,147	23,385	2,770,866
President and Chief	2010	450,440	—	65,184	479,300	600,000	221,115	27,664	1,843,703
Operating Officer									
Stephen F. Dowdle	2012	422,928	—	694,142	544,830	193,000	787,329	25,645	2,667,874
President, PCS Sales	2011	384,480	—	—	494,494	353,000	846,447	36,154	2,114,575
	2010	330,000	—	70,493	220,478	400,000	212,181	41,059	1,274,211
Joseph A. Podwika	2012	416,216	—	683,170	544,830	200,000	486,344	21,551	2,352,111
Senior Vice President,	2011	396,396	—	—	494,494	362,000	475,146	35,883	1,763,920
General Counsel and	2010	377,520	—	—	479,300	450,000	139,996	14,539	1,461,355
Secretary									

(1) Those amounts that were paid in Canadian dollars have been converted to United States dollars using the average exchange rate for the month prior to the date of payment.

(2) With respect to 2012 awards, reports the grant date fair value, as calculated in accordance with FASB ASC Topic 718, "Compensation — Stock Compensation", of performance share units granted pursuant to our 2012 MTIP in effect for the three-year performance period January 1, 2012 to December 31, 2014. With respect to 2010 amounts, reports the grant date fair value, as calculated in accordance with FASB ASC Topic 718, of performance share units granted pursuant to our 2009 MTIP in effect for the three-year performance period January 1, 2009 to December 31, 2011. See "Compensation Discussion and Analysis — Incentive Plan Compensation — Medium-Term Incentive Plan" beginning on page 44 for further discussion. For purposes of the FASB ASC Topic 718 calculations, the value of the performance share units was estimated using a Monte Carlo valuation model with the following assumptions:

Year	Risk-Free Interest Rate	Dividend Yield	Correlation Between our Common Share Price and DAX Ag	Volatility of Our Common Share Price	Volatility of the DAX Ag
2012	0.42%	1.18%	79.9%	42.8%	23.6%
2010	0.33%	0.46%	86.0%	64.3%	37.9%

Based on the maximum allowable payout value of the MTIP awards of $165.96, if maximum performance is achieved under the plan for the three-year performance period ending December 31, 2014, the awards would have the following values: Mr. Doyle, $30,744,090; Mr. Brownlee, $9,253,598; Mr. Delaney, $8,617,307; Mr. Dowdle, $4,567,551; and Mr. Podwika, $4,495,359.

(3) Reports the grant date fair value, as calculated in accordance with FASB ASC Topic 718, of options granted pursuant to the 2012 POP, 2011 POP, and the 2010 POP, respectively. The amounts reported assume that all option grants vest at 100%. See "Compensation Discussion and Analysis — Incentive Plan Compensation — Long-Term Incentives (Performance Option Plan)" beginning on page 44. For a discussion of the assumptions made in the valuation of the awards, see Note 23 to our consolidated financial statements for the fiscal year ended December 31, 2012, Note 23 to our consolidated financial statements for the fiscal year ended December 31, 2011 and Notes 24 and 31 to our consolidated financial statements for the fiscal year ended December 31, 2010.

(4) Reports amounts awarded pursuant to our STIP for 2012, 2011 and 2010 performance, which amounts were paid in 2013, 2012 and 2011, respectively. See "Compensation Discussion and Analysis —Incentive Plan Compensation — Short-Term Incentive Plan" beginning on page 43.

(5) Reports the aggregate annual change in the actuarial present value of each Named Executive Officer's accumulated benefit under the Canadian Supplemental Plan, the U.S. Pension Plan and the U.S. Supplemental Plan, as set forth in the below table.

		William J. Doyle ($)	Wayne R. Brownlee ($)	G. David Delaney ($)	Stephen F. Dowdle ($)	Joseph A. Podwika ($)
Canadian Supplemental Plan	2012	128,805	937,545	—	—	—
	2011	1,429,867	2,232,860	—	—	—
	2010	4,340,420	1,826,248	—	—	—
U.S. Pension Plan	2012	—	—	227,233	137,954	134,635
	2011	—	—	290,615	197,442	155,354
	2010	—	—	110,466	86,701	64,567
U.S. Supplemental Plan	2012	—	—	461,876	649,375	351,710
	2011	—	—	465,532	649,005	319,792
	2010	—	—	110,649	125,480	75,429
Total	2012	128,805	937,545	689,109	787,329	486,344
	2011	1,429,867	2,232,860	756,147	846,447	475,146
	2010	4,340,420	1,826,248	221,115	212,181	139,996

(6) The following table sets forth the amounts attributable to each of the compensation items included in "All Other Compensation" for each Named Executive Officer.

		William J. Doyle ($)	Wayne R. Brownlee ($)	G. David Delaney ($)	Stephen F. Dowdle ($)	Joseph A. Podwika ($)
Company Contributions to Canadian Pension Plan	2012	11,706	11,850	—	—	—
	2011	11,487	11,642	—	—	—
	2010	10,704	10,802	—	—	—
Company Contributions to Savings Plan or 401(k) Plans	2012	72,060	33,456	22,698[a]	19,034[b]	19,392[c]
	2011	69,540	31,745	20,863[a]	17,250[b]	18,676[c]
	2010	50,460	22,841	13,493[a]	11,850[b]	12,795[c]
Life Insurance Premiums Paid for the Benefit of NEO	2012	1,694	755	2,847	6,611	2,159
	2011	—	—	2,522	5,371	1,816
	2010	7,823	3,282	2,294	5,422	1,744
Medical Insurance Premiums Paid on Behalf of NEO	2012	15,783	—	—	—	—
	2011	15,208	—	—	—	—
	2010	15,361	—	—	—	—
Long-Term Disability Insurance Premiums Paid on Behalf of NEO	2012	11,691	—	—	—	—
	2011	11,691	—	—	—	—
	2010	11,811	—	—	—	—
Tax Gross-ups for Taxable Benefits	2012	41,056	4,206	—	—	—
	2011	8,503	2,162	—	—	—
	2010	13,509	—	—	—	—
Perquisites[d]	2012	62,990	—	—	—	—
	2011	15,965	—	—	13,533	15,392
	2010	96,947	—	11,877	23,787	—
Total	2012	216,980	50,267	25,545	25,645	21,551
	2011	132,394	45,549	23,385	36,154	35,884
	2010	206,115	36,925	27,664	41,059	14,539

(a) For 2010, 2011, and 2012, contributions to the 401(k) plan of $11,025, $14,700, and $14,850 were made for Mr. Delaney. In addition, contributions of $2,468, $6,163, and $7,848 exceeded the 401(k) plan's statutory limits for each year and therefore, were immediately taxable and paid to Mr. Delaney in cash.

(b) For 2010, 2011, and 2012, contributions to the 401(k) plan of $11,025, $14,700, and $14,850 were made for Mr. Dowdle. In addition, contributions of $825, $2,550, and $4,184 exceeded the 401(k) plan's statutory limits for each year and therefore, were immediately taxable and paid to Mr. Dowdle in cash.

(c) For 2010, 2011, and 2012, contributions to the 401(k) plan of $11,025, $14,700, and $14,850 were made for Mr. Podwika. In addition, contributions of $1,770, $3,976, and $4,542 exceeded the 401(k) plan's statutory limits for each year and therefore, were immediately taxable and paid to Mr. Podwika in cash.

(d) Perquisites include, for Mr. Doyle, country club memberships (2010), tax planning services, spousal/family travel benefits (while accompanying the executive on company business); for Mr. Delaney and Mr. Dowdle, country club memberships (2010), spousal travel benefits (while accompanying the executive on company business) and parking; and for Mr. Podwika, spousal travel benefits (while accompanying the executive on company business) and parking. We revised our perquisites program to no longer provide country club memberships for executives beginning in 2011. The aggregate incremental cost of the tax planning services paid for the benefit of Mr. Doyle was $47,899 in 2010. The aggregate incremental cost of spousal/family travel benefits paid for the benefit of Mr. Doyle was $56,166 in 2012, $8,149 in 2011 and $20,691 in 2010.

Salary and Bonus

As reported in the Summary Compensation Table beginning on page 55, the percentage of our Named Executive Officers' total 2010, 2011 and 2012 compensation that is comprised of salary and bonus is between 5% and 25% and is generally consistent with the total compensation paid to our Named Executive Officers as discussed in the CD&A beginning on page 39.

Stock Awards

Unless otherwise noted, amounts reported in the "Stock Awards" column of the Summary Compensation Table on page 55 reflect performance share units granted during 2012 pursuant to our 2012 MTIP. In 2012, Mr. Doyle received a grant of 123,500 performance share units, Mr. Brownlee received a grant of 37,172 performance share units, Mr. Delaney received a grant of 34,616 performance share units, Mr. Dowdle received a grant of 18,348 performance share units and Mr. Podwika received a grant of 18,058 performance share units. The performance share units vest and will be settled in cash at the end of the three-year performance cycle (December 31, 2014) in relation to a vesting schedule whereby one-half of the units vest in accordance with corporate TSR and one-half of the units vest in accordance with corporate TSR relative to the DAX Ag TSR. The 2010 awards to Mr. Delaney and Mr. Dowdle reflect grants made under the 2009 MTIP, which vested and were settled in cash on December 31, 2011, the end of the 2009 MTIP three-year performance cycle.

We use the following vesting schedules to determine how many units each Named Executive Officer is entitled to receive at the end of the performance period ending December 31, 2014.

Corporate TSR Vesting Schedule

TSR	Vesting Percentage
5% or less	0%
25%	50%
50%	100%
60%	125%
75% or more	150%

Index TSR Vesting Schedule

TSR as % of DAX Ag TSR	Vesting Percentage
Less than 100%	0%
100%	50%
130%	100%
145% or more	150%

For results falling between the reference points in the charts above, the level of vesting will be mathematically interpolated between the reference points. The value at payout will be based on the number of vested units multiplied by the trailing 30-day average common share price.

Option Awards

For a description of the applicable formulas in determining the amounts payable under our POP, see "Grants of Plan-Based Awards — Option Awards" on page 59.

Non-Equity Incentive Plan Compensation

Amounts reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 55 reflect the amounts paid pursuant to our STIP for the 2010, 2011 and 2012 performance periods. The amount of each Named Executive Officer's award for 2010 and 2011 is generally equal to the officer's award percentage, as determined by our adjusted annual cash flow return compared to a target cash flow return, multiplied by the officer's annual salary. The amount of each Named Executive Officer's award for 2012 is generally equal to the officer's award percentage, as determined by our adjusted annual cash flow return compared to a target cash flow return and safety results compared to target safety goals, multiplied by the officer's annual salary. Individual awards, however, may be adjusted (± 30%) to recognize individual performance, provided the total of adjusted awards approximates the total awards at mid-point. Each officer's award percentage is calculated according to the below schedule, which has been abbreviated from the full schedule included in our STIP. In the below schedule, ACFR, or adjusted cash flow return ratio, represents our actual annual cash flow return, as defined in the STIP, divided by the target cash flow return, as determined by the annual corporate budget approved by our Board.

As per the terms of the STIP, we generally make no payments with respect to the cash flow component of the award if our cash flow return is less than 50% of the target set by the Board for that year.

Officers	Award Percentage When ACFR is Less Than 1	Award Percentage When ACFR is Equal to or Greater Than 1	Maximum Award Percentage (ACFR Greater Than 1.5)
Tier 1: President and CEO	100% multiplied by ACFR	(200% multiplied by ACFR) minus 100%	200%
Tier 2: Executive Level 7 (Executive VP and COO, Executive VP, Treasurer and CFO)	70% multiplied by ACFR	(140% multiplied by ACFR) minus 70%	140%
Tier 3: Executive Level 6 (Senior VP, General Counsel & Secretary, Subsidiary Presidents)	55% multiplied by ACFR	(110% multiplied by ACFR) minus 55%	110%

Actual cash flow return is calculated by measuring operating income (net income before deducting taxes and interest), removing the effects of extraordinary gains or losses, incentive award accruals, non-cash items such as depreciation and cash taxes and then dividing by the asset base. For further details on awards under our STIP, see "Compensation Discussion and Analysis — Incentive Plan Compensation — Short-Term Incentive Plan" beginning on page 43. In addition, our STIP was filed as Exhibit 10(m) to our annual report on Form 10-K for the year ended December 31, 2012.

Total Compensation

The following table sets forth the total compensation awarded to our CEO, individually, and our Named Executive Officers, collectively, in each case as a percentage of our net income in 2012, 2011 and 2010. Total compensation reflects the Named Executive Officers' total compensation as disclosed in the "Total" column of the Summary Compensation Table on page 55. Net income is calculated in accordance with IFRS for the year ended December 31, 2012 and 2011. As we adopted IFRS with effect from January 1, 2011, net income for the year ended December 31, 2010 is presented on a Canadian GAAP basis.

Accordingly, net income for 2012 and 2011 may not be comparable to net income for 2010. For additional information about net income, see our consolidated financial statements and the notes thereto for the fiscal years ended December 31, 2012, December 31, 2011 and December 31, 2010.

	Net Income	Total Compensation of Chief Executive Officer	% of Net Income	Aggregate Total Compensation of Named Executive Officers	% of Net Income
2012	$ 2,079 million	$ 11.0 million	0.5%	$ 24.4 million	1.2%
2011	$ 3,081 million	$ 7.4 million	0.2%	$ 13.1 million	0.4%
2010	$ 1,775 million	$ 11.3 million	0.6%	$ 20.7 million	1.2%

Employment Agreements

Except for the change in control agreements described above in "Compensation Discussion and Analysis — Post-Retirement and Termination Compensation" beginning on page 46, we have not entered into individual employment agreements with any of our executive officers. For a discussion of the terms and conditions of executive officers' compensation, see "Compensation Discussion and Analysis" beginning on page 39.

Grants of Plan-Based Awards

The following table provides information relating to plan-based awards granted in 2012 to the Named Executive Officers.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			Exercise or Base Price of Option Awards[2] ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
William J. Doyle									
STIP		610,000	1,220,000	2,440,000					
POP	5/17/12				—	238,500	238,500	39.46	3,937,635
MTIP	2/22/12					123,500	185,250		4,672,252
Wayne R. Brownlee									
STIP		199,900	399,800	799,600					
POP	5/17/12				—	66,500	66,500	Cdn39.93	1,064,287
MTIP	2/22/12					37,172	55,758		1,406,291
G. David Delaney									
STIP		186,150	372,300	744,600					
POP	5/17/12				—	66,500	66,500	39.46	1,097,915
MTIP	2/22/12					34,616	51,924		1,309,593
Stephen F. Dowdle									
STIP		116,300	232,600	465,200					
POP	5/17/12				—	33,000	33,000	39.46	544,830
MTIP	2/22/12					18,348	27,522		694,142
Joseph A. Podwika									
STIP		114,450	228,900	457,800					
POP	5/17/12				—	33,000	33,000	39.46	544,830
MTIP	2/22/12					18,058	27,087		683,170

(1) The amounts in the columns under "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" set forth the threshold, target and maximum values of the 2012 STIP awards based on respective cash flow returns of 50%, 100% and 150% of target cash flow return for 2012, subject to adjustment (+30%) based on individual performance. The actual amount of each Named Executive Officer's 2012 STIP award is set forth in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 55.

(2) Pursuant to the terms of the plan, options under the 2012 POP were granted with an exercise price equal to the closing market price per Share on the NYSE for Mr. Doyle, Mr. Delaney, Mr. Dowdle and Mr. Podwika and on the TSX for Mr. Brownlee, in each case on the trading day prior to the grant date. As is our practice, options under the 2012 POP were granted following shareholder approval of the plan at the 2012 Annual Meeting on May 17, 2012.

Option Awards

Options granted during 2010 and 2011 pursuant to our 2010 POP and 2011 POP, respectively, are represented by certain amounts reported in the "Option Awards" column of the Summary Compensation Table on page 55. Options granted during 2012 pursuant to our 2012 POP are represented by certain amounts reported in the "Option Awards" column of the Summary Compensation Table on page 55 and in the "Estimated Future Payouts Under Equity Incentive Plan Awards" and "Grant Date Fair Value of Stock and Option Awards" columns of the Grants of Plan-Based Awards Table on page 58. On May 6, 2010, Mr. Doyle received a grant of 225,600 performance options, Mr. Brownlee received a grant of 60,300 performance options, Mr. Delaney and Mr. Podwika each received a grant of 30,000 performance options and Mr. Dowdle received a grant of 13,800. On May 12, 2011, Mr. Doyle received a grant of 161,600 performance options, Mr. Brownlee and Mr. Delaney received a grant of 43,100 performance options, and Mr. Dowdle and Mr. Podwika each received a grant of 20,900 performance options. On May 17, 2012, Mr. Doyle received a grant of 238,500 performance options, Mr. Brownlee and Mr. Delaney each received a grant of 66,500 performance options, and Mr. Podwika and Mr. Dowdle each received a grant of 33,000 performance options. The options have 10-year terms and vest based on performance incentives over the three-year performance periods ending December 31, 2012, December 31, 2013 and December 31, 2014.

In accordance with the POP, the performance incentives that will be used to determine vesting of the performance options are CFROI and WACC.

CFROI is the ratio of after-tax operating cash flow to average gross investment. After-tax operating cash flow is calculated by measuring operating income (net income before deducting income taxes and interest), removing nonrecurring or unusual items, incentive award accruals, non-cash items such as depreciation and amortization and current income taxes. Average gross investment is calculated by measuring the average of total assets and making adjustments for amortization and depreciation, the fair value adjustment for certain investments, fair value of derivative instrument assets, cash and cash equivalents and certain current liabilities. WACC is calculated by measuring the product of

the market yield cost of net debt and the market value of net debt divided by the market value of net debt and equity, and adding the product of the cost of equity and the market value of equity divided by the market value of net debt and equity, in each case subject to certain adjustments. For further details on awards under the POP, see our 2012 POP filed as Exhibit 10(a) to our current report on Form 8-K filed on May 18, 2012. For further details on awards under the POP, see our 2011 POP filed as Exhibit 10(a) to our current report on Form 8-K filed on May 13, 2011, and our 2010 POP filed as Exhibit 10.1 to our current report on Form 8-K filed on May 7, 2010.

We use the following vesting schedule to determine how many options each Named Executive Officer receives at the end of the performance periods ending December 31, 2013 and December 31, 2014.

Vesting Schedule	
3 Year Average of CFROI Minus WACC	**Vesting Percentage**
Less than 0%	0%
0.20%	30%
1.20%	70%
2.20%	90%
2.50%	100%

For results falling between the reference points in the chart above, the level of vesting is mathematically interpolated between the reference points. The amount, if any, realized upon the exercise of performance options will depend on the market price of our Shares relative to the exercise price per Share of the performance option at the time of exercise. For a discussion of our actual results for the performance period ended December 31, 2012 and the number of performance options that were vested, see "Compensation Discussion and Analysis — Incentive Plan Compensation — Long-Term Incentives (Performance Option Plan)" beginning on page 44.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information relating to exercisable and unexercisable stock options and unvested stock awards as of December 31, 2012 for the Named Executive Officers.

	Option Awards					Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable[1]	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options[2]	Option Exercise Price	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[4]
William J. Doyle	1,012,608 2,025,000 1,350,000 1,008,000 263,250 345,000 225,600[5]	—	161,600 238,500	$ 4.39 $ 9.80 $ 11.22 $ 20.91 $ 66.26 $ 32.01 $ 34.05 $ 52.31 $ 39.46	11/20/2013 5/5/2015 5/4/2016 5/3/2017 5/8/2018 5/7/2019 5/6/2020 5/12/2021 5/17/2022	123,500	$5,124,015
Wayne R. Brownlee	433,980 585,000 450,000 270,000 70,950 93,000 60,300[5]	—	43,100 66,500	Cdn$ 5.72 Cdn$12.21 Cdn$12.42 Cdn$23.16 Cdn$66.57 Cdn$37.32 Cdn$35.00 Cdn$50.20 Cdn$39.93	11/20/2013 5/5/2015 5/4/2016 5/3/2017 5/8/2018 5/7/2019 5/6/2020 5/12/2021 5/17/2022	37,172	$1,542,266
G. David Delaney	216,000 140,400 35,250 46,500 30,000[5]	—	43,100 66,500	$ 11.22 $ 20.91 $ 66.26 $ 32.01 $ 34.05 $ 52.31 $ 39.46	5/4/2016 5/3/2017 5/8/2018 5/7/2019 5/6/2020 5/12/2021 5/17/2022	34,616	$1,436,217
Stephen F. Dowdle	90,140[6] 108,000 94,500 60,300 16,500 20,700 13,800[5]	—	20,900 33,000	$ 4.39 $ 9.80 $ 11.22 $ 20.91 $ 66.26 $ 32.01 $ 34.05 $ 52.31 $ 39.46	11/20/2013 5/5/2015 5/4/2016 5/3/2017 5/8/2018 5/7/2019 5/6/2020 5/12/2021 5/17/2022	18,348	$ 761,259
Joseph A. Podwika	48,000 94,500 60,300 35,250 46,500 30,000[5]	—	20,900 33,000	$ 9.80 $ 11.22 $ 20.91 $ 66.26 $ 32.01 $ 34.05 $ 52.31 $ 39.46	5/5/2015 5/4/2016 5/3/2017 5/8/2018 5/7/2019 5/6/2020 5/12/2021 5/17/2022	18,058	$ 749,226

(1) As of December 31, 2012, the aggregate before tax value of unexercised options that are currently exercisable held by each Named Executive Officer was as follows: Mr. Doyle, $155,295,957; Mr. Brownlee, $47,768,904; Mr. Delaney, $6,752,824; Mr. Dowdle, $10,905,144; and Mr. Podwika, $3,070,561. The aggregate value of unexercised options held by Mr. Brownlee was converted to U.S. dollars using the average Canadian exchange rate of 0.9996 for fiscal year 2013.

(2) The outstanding equity incentive plan awards reported in the "Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options" column represent unearned options pursuant to our 2011 POP and 2012 POP. Options granted pursuant to the 2011 POP vest at the end of the performance period ending December 31, 2013 and options granted pursuant to the 2012 POP vest at the end of the performance period ending December 31, 2014. The reported number of Shares underlying the options is based on achievement of the plans' maximum performance levels.

(3) The outstanding equity incentive plan awards reported in "Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested" column represent outstanding awards pursuant to our MTIP, which vest at the end of the performance period ending December 31, 2014. The reported number of units is based on achievement of the MTIP's threshold performance level.

(4) Based on the average closing price of our common shares on the NYSE for the last 30 trading days of 2012 of $41.49 in accordance with the 2012 MTIP.

(5) Reports options granted under the 2010 POP that vested at the end of the performance period ending December 31, 2012. The before tax value of such vested options held by each Named Executive Officer, as of December 31, 2012, was $0 for each Named Executive Officer.

(6) Includes 59,268 options held in the Stephen Dowdle 2009 Trust #3.

Outstanding Stock Options

As of February 19, 2013, options to acquire 1,486,400 Shares were issued and outstanding under the 2012 POP. In addition, options to acquire 1,108,100 Shares were issued and outstanding under the 2011 POP, and options to acquire 1,280,700 Shares, which vest on March 1, 2013, were issued and outstanding under the 2010 POP. Options to acquire 1,807,225 Shares, 1,345,500 Shares, 4,054,625 Shares, 4,579,725 Shares, and 4,766,010 Shares, that have vested, are issued and outstanding under the 2009 POP, 2008 POP, the 2007 POP, the 2006 POP and the 2005 POP, respectively. As of February 19, 2013, options to acquire 2,603,303 Shares were issued and outstanding under the Stock Option Plan — Officers and Employees adopted in 1998 (the "1998 Stock Option Plan"). All options granted under the 1998 Stock Option Plan are exercisable. Pursuant to a resolution of the Board on November 16, 2006, no additional options may be granted under the 1998 Stock Option Plan.

See "Compensation Discussion and Analysis — Incentive Plan Compensation — Long-Term Incentives (Performance Option Plan)" beginning on page 44 for a description of our 2012 POP under which we granted stock options to officers and employees in 2012.

Option Exercises and Stock Vested

The following table provides information relating to amounts received upon the exercise of stock options by the Named Executive Officers during 2012.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise[1] (#)	Value Realized Upon Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized Upon Vesting ($)
William J. Doyle	1,260,000	48,295,932	—	—
Wayne R. Brownlee	540,000	19,950,722	—	—
G. David Delaney	105,000	3,576,888	—	—
Stephen F. Dowdle	180,000	6,597,677	—	—
Joseph A. Podwika	—	—	—	—

(1) Mr. Doyle retained 296,618 Shares following the exercise of the options and Mr. Dowdle retained 40,000 Shares following the exercise of options.

Pension Benefits

The following table provides information relating to the present value of the Named Executive Officers' accumulated benefit under the Canadian Supplemental Plan, the U.S. Pension Plan and the U.S. Supplemental Plan.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
William J. Doyle	Canadian Supplemental Plan	25.67	22,461,400	—
Wayne R. Brownlee	Canadian Supplemental Plan	35.00[2]	10,820,847	—
G. David Delaney	U.S. Pension Plan	29.67	1,011,982	—
	U.S. Supplemental Plan	15.83[3]	1,437,269	—
Stephen F. Dowdle	U.S. Pension Plan	13.42	708,083	—
	U.S. Supplemental Plan	23.50[4]	2,099,264	—
Joseph A. Podwika	U.S. Pension Plan	15.67	523,846	—
	U.S. Supplemental Plan	15.67	904,784	—

(1) The present value of accumulated benefit assumes retirement at the earliest age that does not require a reduction in benefits. For the Canadian Supplemental Plan, such age is 62. For the U.S. Pension Plan and U.S. Supplemental Plan, such age is 65 or age 62 with 20 years of service.

(2) Mr. Brownlee's years of credited service includes 11.6 years of service, from May 1977 to December 1988, with the government of Saskatchewan prior to the privatization of our company in 1989 and 23.4 years of service, from December 1988 to the present, with our company and our predecessors.

(3) The difference in Mr. Delaney's years of credited service under the U.S. Pension Plan and the U.S. Supplemental Plan relate to the plans' differing treatment of Mr. Delaney's years of credited service under the Nitrogen Pension Plan, a predecessor to the U.S. Pension Plan.

(4) The difference in Mr. Dowdle's years of credited service under the U.S. Pension Plan and the U.S. Supplemental Plan relate to 10.08 years of credited service with Canpotex in accordance with the terms of Mr. Dowdle's Supplemental Retirement Agreement.

The present values of the accumulated benefits reported in the above table are generally calculated in accordance with the assumptions used for financial reporting purposes. See Note 13 to our consolidated financial statements for the fiscal year ended December 31, 2012. The total present value of accumulated benefits in our financial statements is calculated in accordance with IFRS. The assumptions for Mr. Doyle and Mr. Brownlee differ from the assumptions disclosed in Note 13 to our consolidated financial statements for the fiscal year ended December 31, 2012. The key assumptions used in calculating the present value of accumulated benefits for Mr. Doyle and Mr. Brownlee are as follows:

Interest Rate	4.30% per annum
Retirement Age	Age 62 or current age if older
Mortality Rates	1994 Unisex Pensioner Mortality Table

The below table sets forth our accrued obligation at the beginning and end of the fiscal year ended December 31, 2012 for each of the Named Executive Officer's benefits under the Canadian Supplemental Plan, the U.S. Pension Plan and the U.S. Supplemental Plan and the accumulated value at the beginning and end of the fiscal year ended December 31, 2012 for each of the Named Executive Officer's company provided benefits under the Savings Plan and the 401(k) Plans.

Name	Plan Name	Accrued Obligation/ Accumulated Value at Start of Year ($)	Compensatory Changes ($)	Non-Compensatory Changes[1] ($)	Accrued Obligation/ Accumulated Value at End of Year ($)
William J. Doyle	Canadian Pension Plan	435,053	11,910	31,311	478,274
	Canadian Supplemental Plan	22,332,595	116,815	11,990	22,461,400
	Savings Plan[2]	1,543,557	72,010	156,073	1,771,640
Wayne R. Brownlee	Canadian Pension Plan	1,457,989	11,910	97,623	1,567,522
	Canadian Supplemental Plan	9,883,302	641,250	296,295	10,820,847
	Savings Plan	363,407	33,436	15,204	412,047
G. David Delaney	U.S. Pension Plan	784,749	56,452	170,781	1,011,982
	U.S. Supplemental Plan	975,393	242,287	219,589	1,437,269
	401(k) Plans	1,929,347	14,850	11,308	1,955,505
Stephen F. Dowdle	U.S. Pension Plan	570,129	66,260	71,694	708,083
	U.S. Supplemental Plan	1,449,889	456,552	192,823	2,099,264
	401(k) Plans	1,163,370	14,850	13,011	1,191,231
Joseph A. Podwika	U.S. Pension Plan	389,212	43,926	90,708	523,846
	U.S. Supplemental Plan	553,074	218,610	133,100	904,784
	401(k) Plans	453,025	14,850	27,243	495,118

(1) Non-Compensatory changes include mandatory and voluntary employee contributions and market changes in account value. For 2012, employee contributions for each Named Executive Officer are as follows: Mr. Doyle, $11,706; Mr. Brownlee, $11,850; Mr. Delaney, $15,000; Mr. Dowdle, $15,000 and Mr. Podwika, $15,000.

(2) Includes the value of Mr. Doyle's 401(k) Plans account, which is attributable to his prior service as President of PCS Sales.

Pension Plans

In Canada, eligible employees, including senior executives, participate in the Canadian Pension Plan and the Canadian Supplemental Plan. In the United States, eligible employees, including senior executives, participate in the U.S. Pension Plan and the U.S. Supplemental Plan. The Canadian Pension Plan is a defined contribution plan that includes individual and company contributions. Each of the Canadian Supplemental Plan, the U.S. Pension Plan and the U.S. Supplemental Plan is a defined benefit plan with benefits calculated based on the participant's service and the plan's benefit formula. In addition, U.S. employees are

eligible to participate in the 401(k) Plans and certain Canadian employees participate in the Savings Plan. We make contributions to the 401(k) Plans and the Savings Plan for the benefit of participants in accordance with the terms of such plans.

We maintain the Canadian Pension Plan, which generally requires all participating employees to contribute 5.5% of their earnings (or such lesser amount as is deductible for Canadian income tax purposes) to the Canadian Pension Plan and our company to contribute an equal amount. When an individual retires, the full amount in the individual's account is used to produce the pension.

We maintain the Canadian Supplemental Plan, which provides a supplementary pension benefit for certain of our officers and managers. Under the basic terms of the Canadian Supplemental Plan, a pension benefit is provided in an amount equal to 1.5% of the average of the participant's three highest consecutive years' earnings multiplied by the participant's years of pensionable service (to a maximum of 35 years), minus any annual retirement benefit payable due to employer contributions under the Canadian Pension Plan. For the purposes of the Canadian Supplemental Plan, earnings are defined as the participant's annual base pay plus 100% of all bonuses payable for such year pursuant to the STIP (subject to a maximum of 100% of base salary for such year).

The normal retirement age pursuant to the Canadian Supplemental Plan is 65, with a reduction in benefits for early retirement prior to age 62. No benefits pursuant to the Canadian Supplemental Plan are payable if termination occurs prior to age 55. Benefits payable to certain employees who have reached the minimum age (55) for retirement pursuant to the Canadian Supplemental Plan may be secured by letters of credit provided by us or may be otherwise secured by us, if appropriate. Depending on the employee's election, benefits are generally paid in the form of a single lump sum payment equal to the actuarial present value of the annual benefits or, in certain circumstances, an annuity for life.

The benefit payable under the Canadian Supplemental Plan for each of Mr. Doyle and Mr. Brownlee is an amount equal to (1) 5% of the average of the senior officer's three highest consecutive years' earnings multiplied by the senior officer's years of pensionable service (to a maximum of 10 years), plus (2) 1.5% of the average of the senior officer's three highest consecutive years of earnings multiplied by the senior officer's years of pensionable service in excess of 25 years to a maximum of 10 additional years, minus (3) any annual employer-provided retirement benefit payable under the Canadian Pension Plan and certain other tax qualified plans.

Prior to January 1, 1999, PCS Phosphate Company Inc. and PCS Nitrogen, Inc. maintained separate defined benefit pension plans (the "Phosphate Pension Plan" and the "Nitrogen Pension Plan") for their respective eligible U.S. employees, including Mr. Delaney and Mr. Podwika, in the case of PCS Nitrogen. Effective January 1, 1999, we consolidated our pension plans for U.S. employees and the Nitrogen Pension Plan was merged with and into the Phosphate Pension Plan to form the U.S. Pension Plan.

Under the U.S. Pension Plan, participants age 65 with 5 years of service (or age 62 or older with at least 20 years of service) receive a retirement benefit of 1.5% of the participant's final average compensation (as defined below) multiplied by the participant's years of service accrued after December 31, 1998 (to a maximum of 35 years) in the form of a life annuity. Participants with service accrued prior to January 1, 1999 under previous plans, including Mr. Delaney and Mr. Podwika, will have a portion of their retirement benefit calculated under the formulas for such plans. Employees not meeting the minimum age or years of service requirement at termination will receive a reduced benefit.

Pursuant to the U.S. Pension Plan, final average compensation is defined as compensation for the highest paid 60 consecutive months of service out of the last 120 months of service. Compensation is defined as a participant's base pay plus the annually paid bonus under our STIP (subject to a maximum of 100% of base salary for such year). The retirement benefits from the U.S. Pension Plan for Mr. Delaney, Mr. Podwika and Mr. Dowdle are subject to certain limitations on the amount of retirement benefits that may be provided under U.S. tax qualified pension plans. The U.S. Supplemental Plan is intended to provide a participant with the same aggregate benefits that such participant would have received had there been no legal limitations on the benefits provided by the U.S. Pension Plan. No benefits pursuant to the U.S. Supplemental Plan are payable if termination occurs prior to age 55.

With respect to services provided prior to July 1, 2009, for the purpose of calculating a participant's benefit under the Canadian Supplemental Plan, the U.S. Supplemental Plan and the individual agreements, the inclusion of awards paid pursuant to our STIP is not subject to a limit of 100% of base salary for the relevant calendar year. In addition, with respect to services provided prior to July 1, 2009, a participant's benefit under the Canadian Supplemental Plan and the individual agreements is calculated using such participant's three highest years' earnings rather than such participant's three highest consecutive years' earnings. Further, for service prior to January 1, 2011, a participant's benefit under the Canadian Supplemental Plan is calculated using a 2% accrual formula rather than the 1.5% formula. The employer provided account balance and the pre-January 1, 2011 employee account balance (plus investment earnings) from the PCS Inc. Pension Plan offset this Canadian Supplemental Plan formula.

Estimated Termination Payments and Benefits

The following table sets forth estimates of the amounts payable to each of our Named Executive Officers upon the specified termination events, assuming that each such event took place on the last business day of fiscal year 2012. The table does not include (1) benefits under plans that are generally available to salaried employees and that do not discriminate in favor of executive officers, including the Canadian Pension Plan, the U.S. Pension Plan, the Savings Plan and the 401(k) Plans or (2) the value of outstanding equity awards that have previously vested, such as stock options, which awards are set forth in "Outstanding Equity Awards at Fiscal Year-End" beginning on page 60. Accordingly, this termination benefit would not have resulted in incremental value if the Named Executive Officer had been terminated on the last business day of fiscal year 2012. For descriptions of the compensation plans and agreements that provide for the payments set forth in the following table, including our severance policy and our change in control agreements, see "Compensation Discussion and Analysis — Elements of Executive Compensation: Overview" beginning on page 40.

	William J. Doyle ($)	Wayne R. Brownlee ($)	G. David Delaney ($)	Stephen F. Dowdle ($)	Joseph A. Podwika ($)
Involuntary Termination/Termination Without Cause	4,134,163	1,186,713	531,918	382,185	250,761
Salary/Severance	1,206,116	571,200	531,918	382,185	250,761
Supplemental Plan[1][2]	2,900,417	615,513	—	—	—
Executive Health & Welfare Benefits	27,630	—	—	—	—
Termination Following Change in Control	14,112,286	5,936,472	813,013	514,453	490,651
Salary/Severance	7,700,000	3,444,600	531,918	382,185	250,761
Stock Options (Accelerated)[3]	1,792,091	367,038	281,095	132,268	239,890
Supplemental Plan[1][2]	4,544,625	2,124,834	—	—	—
Executive Health & Welfare Benefits	75,570	—	—	—	—
Retirement	4,692,508	982,551	281,095	132,268	239,890
Stock Options (36 Month Continued Vesting)[3]	1,792,091	367,038	281,095	132,268	239,890
Supplemental Plan[1][2]	2,900,417	615,513	—	—	—

(1) Supplemental Plan refers to the Canadian Supplemental Plan for Mr. Doyle and Mr. Brownlee and to the U.S. Supplemental Plan for Mr. Delaney, Mr. Dowdle and Mr. Podwika. The Supplemental Plan benefits set forth for each Named Executive Officer reflect the incremental value of benefits for each termination event that exceeds the present value of benefits set forth in the "Pension Benefits" table on page 61.

(2) As of December 31, 2012, Mr. Delaney (age 51) and Mr. Podwika (age 50) were ineligible to receive benefits under the U.S. Supplemental Plan. No benefits are payable if the participant is not at least age 55 at termination.

(3) The aggregate value of Mr. Brownlee's stock options was converted to U.S. dollars using the December 31, 2012 Canadian exchange rate of 0.9994.

Payments Made Upon Involuntary Termination or Termination Without Cause

As quantified in the table above, upon involuntary termination or termination without cause, a Named Executive Officer is generally entitled to receive (1) severance in an aggregate amount equal to two weeks of salary for each year of service (subject to a minimum of four weeks and a maximum of fifty-two weeks), (2) immediate vesting and payout of a pro rata portion of the current performance period's STIP and MTIP awards, (3) benefits under the Canadian or U.S. Supplemental Plan, as reduced in accordance with the plan's early retirement provisions and (4) with respect to Mr. Doyle, executive health and welfare benefits during the severance period.

Payments Made Upon Termination Following a Change in Control

As described in "Compensation Discussion and Analysis — Post-Retirement and Termination Compensation", we have entered into change in control agreements with Mr. Doyle and Mr. Brownlee. As quantified in the table above, upon a termination within two years of a change in control, these Named Executive Officers are entitled to receive (1) severance in an aggregate amount equal to three times the executive's current base salary and average bonus for the last three years, (2) immediate vesting and payout of the pro rata portion of the current performance period's STIP (in accordance with the terms of the plan) and MTIP awards, (3) benefits under the Canadian Supplemental Plan, as supplemented by three additional years of service and as reduced in accordance with the plan's early retirement provisions and (4) with respect to Mr. Doyle, executive health and welfare benefits for a period of three years. With respect to Mr. Doyle, the foregoing amounts would be cut back to the so-called "280G safe-harbor amount" unless Mr. Doyle received a net after-tax amount of all of the foregoing payments that is greater than the net after-tax amount he would have received following the cut back.

As quantified in the table above, upon termination following a change in control, Named Executive Officers without change in control agreements are generally entitled to receive (1) severance in an aggregate amount equal to two weeks of salary for each year of service (subject to a minimum of four weeks and a maximum of fifty-two weeks), (2) immediate vesting and payout of a pro rata portion of the current performance period's STIP and MTIP awards and (3) benefits under the Canadian or U.S. Supplemental Plan, as reduced in accordance with the plan's early retirement provisions.

Outstanding options granted under the 2010 POP, 2011 POP and 2012 POP become exercisable if a Named Executive Officer is terminated without Cause (as defined in each such POP) or resigns for Good Reason (as defined in each such POP) during the two years following a change in control.

Payments Made Upon Death or Disability

As quantified in the table above, upon death or disability, a Named Executive Officer is generally entitled to receive a pro rata portion of the current performance period's MTIP award.

Generally, death or disability does not result in incremental value under the Canadian Supplemental Plan or the U.S. Supplemental Plan. If a Named Executive Officer becomes disabled, the individual may (1) go on long term disability, which would result in the continued accrual of Supplemental Plan benefits or (2) retire immediately, which would result in the same benefits as retirement. Canadian Supplemental Plan death benefits are generally payable at 60% of the amount of benefits if the

participant had retired on the date of death. U.S. Supplemental Plan benefits are generally payable at the greater of (1) 50% of the amount of benefits if the participant had retired on the date of death, payable for the remainder of the spouse's lifetime and (2) 100% of the amount of benefits if the participant had retired on the date of death, payable for a period of ten years.

Payments Made Upon Retirement

As quantified in the preceding table, upon retirement, a Named Executive Officer is generally entitled to receive (1) immediate vesting and payout of a pro rata portion of the current performance period's MTIP award, (2) the right to exercise any vested performance options, including such options that may vest after retirement, for a period of three years and (3) benefits under the Canadian or U.S. Supplemental Plan, as reduced in accordance with the plan's early retirement provisions.

The following table sets forth the estimated annual or aggregate amounts that each Named Executive Officer would have received upon retirement at December 31, 2012 and would receive upon retirement at age 65 pursuant to the retirement plans in which each Named Executive Officer participates. The age 65 amounts in the below table assume annual salary increases of 3% and flat short-term incentive award targets (as a percentage of salary) for each of the Named Executive Officers and use the same interest rates as disclosed under "Pension Benefits" beginning on page 61. Voluntary contributions by each of the Named Executive Officers to the retirement plans have been excluded from the calculation of the amounts set forth below.

		William J. Doyle ($)		Wayne R. Brownlee ($)		G. David Delaney ($)		Stephen F. Dowdle ($)		Joseph A. Podwika ($)	
		Year End	Age 65	Year End	Age 65	Year End	Age 65	Year End	Age 65	Year End	Age 65
Canadian/ U.S. Pension Plan	Annual	1,554,526	1,559,570	701,458	776,010	102,078	601,679	190,778	266,436	56,451	428,591
	Aggregate	25,600,602	23,729,167	12,219,254	11,807,153	858,038	8,290,715	2,807,346	3,671,304	444,158	5,905,684
Savings/ 401(k) Plans	Annual	107,578	135,039	23,668	44,057	144,725	153,679	36,646	43,962	30,350	50,401
	Aggregate	1,771,640	2,054,649	412,047	670,330	1,216,522	2,117,590	539,256	605,771	238,793	694,485
Total	Annual	1,662,104	1,694,609	725,126	820,067	246,803	755,358	227,423	310,399	86,801	478,992
	Aggregate	27,372,242	25,783,816	12,631,301	12,477,483	2,074,560	10,408,305	3,346,602	4,277,075	682,951	6,600,169

Performance Graphs

The following graph illustrates the Corporation's cumulative shareholder return, assuming reinvestment of dividends, by comparing a $100 investment in the Shares at December 31, 2007 to the return on the Standard & Poor's 500 Index®, the DAX Ag and a self-selected peer group.



CUMULATIVE TOTAL RETURN*
Based on reinvestment of $100 beginning December 31, 2007

SOURCE: RESEARCH DATA GROUP, INC.

- PotashCorp – NYSE Listing
- Self-Selected Peer Group
- DAX Global Agribusiness Index
- S&P 500

	Dec-07	Dec-08	Dec-09	Dec-10	Dec-11	Dec-12
PotashCorp - NYSE Listing	$100	$51	$ 76	$109	$ 87	$ 87
Self-Selected Peer Group	$100	$68	$111	$151	$111	$136
S&P 500®	$100	$63	$ 80	$ 92	$ 94	$109
DAX Global Agribusiness	$100	$61	$ 88	$127	$115	$114

Self-selected peer group consists of:	Symbol
Agrium Inc.*	AGU
CF Industries, Inc.	CF
Intrepid Potash	IPI
Mosaic Co (formerly IMC Global Inc)	MOS
Terra Industries, Inc.	TRA
Yara International ASA	YAR NO
Israel Chemicals Limited	CHIM IT
Sociedad Quimica Y Minera de Chile S.A.	SQM/B CI
K + S AG	SDF/GR
Arab Potash Company	APOT JR
Uralkali	URKA RU

*   TSX Listing

The following graph illustrates the Corporation's cumulative shareholder return, assuming reinvestment of dividends, by comparing a Cdn$100 investment in the Shares at December 31, 2007 to the return on the S&P/TSX Composite Index.



CUMULATIVE TOTAL RETURN
Based on reinvestment of Cdn $100 beginning December 31, 2007

SOURCE: RESEARCH DATA GROUP, INC.

PotashCorp – TSX Listing
S&P/TSX Composite Index

	Dec-07	Dec-08	Dec-09	Dec-10	Dec-11	Dec-12
PotashCorp - TSX Listing	$100	$63	$80	$109	$89	$ 87
S&P/TSX Composite Index	$100	$67	$90	$106	$97	$104

NEO COMPENSATION



STIP - NEO Compensation ($ in millions)
Equity - NEO Compensation ($ in millions)
Total NEO Compensation ($ in millions)
CFROI-WACC (%)

The above chart compares the total annual compensation, which is comprised of fixed compensation, equity compensation and awards under the Short-Term Incentive Plan earned by the Corporation's Named Executive Officers from 2005 through 2012 to PotashCorp's annual CFROI-WACC during the same period. CFROI-WACC is the performance metric used to determine vesting of performance options granted under the POP and is correlated with total shareholder return. While total Named Executive Officer compensation was not directly correlated to CFROI-WACC between 2005 and 2012, the general trend in total Named Executive Officer compensation was consistent with the general trend in CFROI-WACC. Because awards under PotashCorp's incentive plans are capped at certain maximum performance levels, there was a substantial increase in CFROI-WACC between

2006 and 2008 while levels of total Named Executive Officer compensation during the same period were relatively stable. In 2009, because the Corporation failed to achieve the minimum corporate financial performance required under STIP, no STIP awards were earned by PotashCorp's Named Executive Officers. Furthermore, the equity compensation levels in 2006, 2009 and 2012 reflect the payout of a multi-year award under the Medium-Term Incentive Plan, reflecting performance in each respective prior three-year period.

For purposes of the above chart, fixed compensation includes base salary and other compensation, which includes perquisites and personal benefits. Equity compensation includes the grant-date fair value of awards under the Medium-Term Incentive Plan and annual Performance Option Plans.

Adoption of 2013 Performance Option Plan

On February 19, 2013, the Board adopted a new performance option plan (the "2013 Performance Option Plan"), subject to the approval of the 2013 Performance Option Plan by the Corporation's shareholders at the Meeting. If approved, the 2013 Performance Option Plan will be deemed effective as of January 1, 2013 (the "Effective Date") and will permit the grant of options to purchase, in the aggregate, up to 3,000,000 Shares to individual officers and employees of the Corporation and its subsidiaries. Non-employee directors and other non-employee contractors and third party vendors will not be eligible to participate in the 2013 Performance Option Plan.

Options to purchase Shares may be granted under the terms of the 2013 Performance Option Plan only during 2013 and no options will be granted prior to the Meeting. Unless sooner terminated as provided therein, the 2013 Performance Option Plan will terminate one year from the Effective Date, although the terms of the plan will continue to govern options granted thereunder prior to termination.

The 2013 Performance Option Plan will be administered by the Compensation Committee or any other Board Committee designated by the Board. A copy of the 2013 Performance Option Plan is attached as Appendix C. This description of the 2013 Performance Option Plan is qualified, in its entirety, by the terms of the attached plan document.

If approved, the 2013 Performance Option Plan will result in up to 0.35% (as at February 19, 2013) of the outstanding share capital of the Corporation being available for issue pursuant to the exercise of options granted under the 2013 Performance Option Plan. The aggregate number of Shares in respect of which stock options may be granted to any one person pursuant to the 2013 Performance Option Plan and which remain outstanding may not at any time exceed 750,000 Shares, representing 0.09% (as at February 19, 2013) of the outstanding share capital of the Corporation. In addition, under the terms of the 2013 Performance Option Plan, the aggregate number of Shares issuable at any time to insiders of the Corporation or issued to insiders within any one year period, pursuant to the 2013 Performance Option Plan and any other share compensation arrangements of the Corporation may not exceed 10% of the issued and outstanding Shares of the Corporation.

Under the terms of the 2013 Performance Option Plan, options will generally have a term of ten years, except that if the term expires during a blackout period applicable to a relevant optionee, or within 10 trading days after the expiration of the blackout period applicable to the relevant optionee, the term shall expire on the tenth trading day after the end of such blackout period. For purposes of the 2013 Performance Option Plan, "blackout period" refers to any period during which the relevant optionee is prohibited by the Corporation's trading policy from trading in the Corporation's securities.

Options will vest at the end of the three-year performance cycle ending December 31, 2015, subject to the Corporation's achievement of the performance criteria described in the 2013 Performance Option Plan. The performance metrics and vesting scale have been designed in accordance with the Corporation's compensation philosophy. See "Compensation — Compensation Discussion and Analysis". In general, options will vest as determined by a schedule that references the Corporation's performance during the performance cycle as measured by reference to cash flow return on investment and weighted average cost of capital. Any options that do not become vested will terminate at the end of the performance cycle.

The number of options granted to each individual optionee will be targeted to deliver total compensation at the median of the Comparator Group for corporate performance at the 50th percentile, based on cash flow return on investment and weighted average cost of capital. Similarly, for corporate performance above the 75th percentile, the number of options granted will be targeted to deliver total compensation in the upper quartile of the Comparator Group.

It is anticipated that there will be approximately 268 participants in the 2013 Performance Option Plan. Following shareholder approval of the 2013 Performance Option Plan at the Meeting, a determination will be made as to the number of options to be granted to executive officers and other participants, which options will be granted in accordance with the criteria described below.

The option price for any option granted under the 2013 Performance Option Plan to any optionee shall be fixed by the Board when the option is granted and shall be not less than the fair market value of the Shares at such time which, for optionees resident in the United States and any other optionees designated by the Board, shall be deemed to be the closing price per Share on the NYSE on the last trading day immediately preceding the day the stock option is granted and, for all other optionees, shall be deemed to be not less than the closing price per Share on the TSX on the last trading day immediately preceding the day the stock option is granted; provided that, in either case, if the Shares did not trade on such exchange on such day, the option price shall be the closing price per Share on such exchange on the last day on which the Shares traded on such exchange prior to the day the stock option is granted.

The 2013 Performance Option Plan requires all options granted under the 2013 Performance Option Plan to be subject to provisions to the effect that:

(a) if the employment of an optionee as an officer or employee of the Corporation or a subsidiary terminates by reason of his or her death, or if an optionee who is a retiree pursuant to paragraph (b) below dies during the 36-month period following retirement, the legal personal representatives of the optionee will be entitled to exercise any unexercised vested options, including such stock options that may vest after the date of death, during the period ending at the end of the twelfth calendar month following the calendar month in which the optionee dies, failing which exercise the stock options will terminate;

(b) subject to the terms of paragraph (a) above, if the employment of an optionee as an officer or employee of the Corporation or a subsidiary terminates by reason of retirement in accordance with the then prevailing retirement policy of the Corporation or subsidiary, the optionee will be entitled to exercise any unexercised vested stock options, including such stock options that may vest after the date of retirement, during the period ending at the end of the 36th month following the calendar month in which the optionee retires, failing which exercise the stock options will terminate;

(c) subject to the treatment of stock options in connection with a change in control (as described below), if the employment of an optionee as an officer or employee of the Corporation or a subsidiary terminates for any reason other than as provided in paragraphs (a) or (b) above, the optionee will be entitled to exercise any unexercised vested stock options, to the extent vested and exercisable at the date of such event, during the period ending at the end of the calendar month immediately following the calendar month in which the event occurs, failing which exercise the stock options will terminate; and

(d) each stock option is personal to the optionee and is not assignable, except (i) as provided in paragraph (a) above, and (ii) at the election of the Board, a stock option may be assignable to the spouse, children and grandchildren of the original optionee and to a trust, partnership or limited liability company, the entire beneficial interest of which is held, directly or indirectly, by one or more of the optionee or the spouse, children or grandchildren of the optionee (each, a "Permitted Assignee"). If a stock option is assigned to one or

more Permitted Assignees, nothing contained in this paragraph (d) shall prohibit a subsequent assignment of such stock option to one or more other Permitted Assignees or back to the optionee.

Nothing contained in paragraphs (a), (b) or (c) above shall extend the period during which a stock option may be exercised beyond its term, or any earlier date on which it is otherwise terminated in accordance with the provisions of the 2013 Performance Option Plan.

If a stock option is assigned pursuant to paragraph (d)(ii) above, the references in paragraphs (a), (b) and (c) above to the termination of employment or death of an optionee shall not relate to the assignee of a stock option but shall relate to the original optionee. In the event of such assignment, legal personal representatives of the original optionee shall not be entitled to exercise the assigned stock option, but the assignee of the stock option or the legal personal representatives of the assignee may exercise the stock option during the applicable specified period.

The Board may amend or discontinue the 2013 Performance Option Plan at any time, without obtaining approval of the shareholders of the Corporation, unless required by the relevant rules of the TSX. Provided, however, that no such amendment may increase the aggregate maximum number of Shares that may be subject to stock options granted under the 2013 Performance Option Plan, change the manner of determining the minimum option price, extend the option term under any option beyond ten years (or the date on which the option would otherwise expire under the plan), expand the assignment provisions of the 2013 Performance Option Plan, permit non-employee directors to participate in the 2013 Performance Option Plan or, without the consent of the holder of the option, alter or impair any option previously granted to an optionee under the 2013 Performance Option Plan. Furthermore, without the prior approval of the Corporation's shareholders, stock options issued under the 2013 Performance Option Plan shall not be repriced, replaced or regranted through cancellation, or by lowering the option price of a previously granted stock option. In the event of certain transactions affecting the capitalization of the Corporation, including a merger, the Board shall make appropriate adjustments in the number or option price of outstanding options or the number of Shares available for grant and other authorized limits under the 2013 Performance Option Plan to reflect such transaction.

If a change in control (as defined in the 2013 Performance Option Plan) occurs and either (1) the surviving corporation, the potential successor or any of their affiliates fails to continue or assume (as interpreted in the 2013 Performance Option Plan) the Corporation's obligations under the 2013 Performance Option Plan or fails to convert or replace stock options granted thereunder with equivalent stock options (as interpreted in the 2013 Performance Option Plan), or (2) during the two years following the change in control, the optionee is terminated without Cause (as defined in the 2013 Performance Option Plan) or the optionee resigns his or her employment for Good Reason (as defined in the 2013 Performance Option Plan), all unvested options then outstanding will become fully vested. Each stock option granted under the 2013 Performance Option Plan to an optionee that participates in the Corporation's Medium-Term Incentive Plan will be subject to the terms and conditions of the Corporation's Policy on Recoupment of Unearned Compensation, which is described in the section "Compensation".

Participants in the 2013 Performance Option Plan are also subject to forfeiture and repayment obligations in the event that the Compensation Committee determines that the optionee has engaged in certain detrimental activities during such optionee's employment or within one year following the optionee's termination of employment.

A participant in the 2013 Performance Option Plan who is subject to taxation in Canada will be deemed to receive a benefit from employment in the year he or she exercises or otherwise disposes of options under the 2013 Performance Option Plan equal to the difference between the exercise price and the market price of the Shares at the time of exercise, multiplied by the number of Shares over which options are exercised, or the amount for which the options are disposed of, as applicable. A participant will be required to include the full amount of such benefit in computing his or her income for the taxation year of exercise or disposition, but will generally be entitled to deduct one-half of this amount in computing his or her taxable income for the taxation year of exercise or disposition. The participant will have an adjusted cost basis in the optioned Shares equal to their market value on the date of exercise for purposes of computing any capital gain or capital loss on any subsequent disposition of the Shares. The

Corporation generally may not take any tax deduction in respect of the benefits deemed to be received by participants under the 2013 Performance Option Plan in Canada.

All of the options granted under the 2013 Performance Option Plan will be treated as non-qualified stock options for U.S. federal income tax purposes. A participant in the 2013 Performance Option Plan who is subject to taxation in the U.S. will not be deemed to receive any income at the time an option is granted, nor will the Corporation's applicable subsidiary be entitled to a deduction at that time. However, when any part of an option is exercised, the participant will be deemed to have received ordinary income in an amount equal to the difference between the exercise price of the option and the fair market value of the Shares received on the exercise of the option. The Corporation's applicable subsidiary will be entitled to a tax deduction in an amount equal to the amount of ordinary income realized by such participants. Upon any subsequent sale of the Shares acquired upon the exercise of an option, any gain (the excess of the amount received over the fair market value of the Shares on the date ordinary income was recognized) or loss (the excess of the fair market value of the Shares on the date ordinary income was recognized over the amount received) will be a long-term capital gain or loss if the sale occurs more than one year after such date of recognition and otherwise will be a short-term capital gain or loss.

Grants under the 2013 Performance Option Plan will be made after shareholder approval is obtained and during the 2013 fiscal year.

In order for the 2013 Performance Option Plan to become effective, the resolution to approve the 2013 Performance Option Plan must be passed by a majority of the votes cast by the shareholders who vote in respect of the resolution.

UNLESS A PROXY SPECIFIES THAT THE SHARES IT REPRESENTS SHOULD BE VOTED AGAINST THE RESOLUTION TO APPROVE THE 2013 PERFORMANCE OPTION PLAN, THE PROXY-HOLDERS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE FOR THE RESOLUTION.

Securities Authorized for Issuance Under Equity Compensation Plans

In addition to the 2013 Performance Option Plan, which is to be voted on at the Meeting, the Corporation has nine other stock option plans as set forth in the table below, each of which received shareholder approval.

Name of Plan	Period of Permitted Option Grants	Maximum Option Grants	Options Granted and Outstanding (as at 12/31/2012)	Outstanding Options as Percentage of Shares Outstanding
2012 Performance Option Plan	Feb. 21, 2012 — Dec. 31, 2012	3,000,000[1]	1,491,800	0.17%
2011 Performance Option Plan	Feb. 22, 2011 — Dec. 31, 2011	3,000,000[1]	1,110,800	0.13%
2010 Performance Option Plan	Feb. 21, 2010 — Dec. 31, 2010	3,000,000[1]	1,283,400	0.15%
2009 Performance Option Plan	Feb. 21, 2009 — Dec. 31, 2009	3,000,000[1]	1,816,600	0.21%
2008 Performance Option Plan	Feb. 21, 2008 — Dec. 31, 2008	3,000,000[1]	1,354,650	0.16%
2007 Performance Option Plan	Feb. 21, 2007 — Dec. 31, 2007	9,000,000[1]	4,063,676	0.47%
2006 Performance Option Plan	Feb. 28, 2006 — Dec. 31, 2006	12,600,000[1]	4,617,725	0.53%
2005 Performance Option Plan	Mar. 01, 2005 — Dec. 31, 2005	10,800,000[1]	4,773,510	0.55%
Stock Option Plan — Officers and Employees	Various	Various	2,760,297	0.32%
TOTAL			**23,272,458**	**2.69%**

(1) Generally, each Performance Option Plan terminates one year from its respective effective date. Options not granted are cancelled at the end of the calendar year in which the Performance Option Plan was approved by shareholders.

Additional information regarding the above stock option plans can be found in the Corporation's Management Proxy Circulars for the annual meeting of shareholders held in 2012, 2011, 2010, 2009, 2008, 2007, 2006 and 2005.

The following table provides information about securities that may be issued under the Corporation's existing equity compensation plans, as at December 31, 2012 and February 19, 2013.

Equity Compensation Plan Information

Plan Category	(a) Number of Shares to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of Shares remaining available for future issuance under equity compensation plans (excluding Shares reflected in column (a))
December 31, 2012			
Equity compensation plans approved by shareholders	23,272,458[1]	$22.24	0
Equity compensation plans not approved by shareholders	n/a	n/a	n/a
February 19, 2013			
Equity compensation plans approved by shareholders	23,031,588[2]	$22.23	0
Equity compensation plans not approved by shareholders	n/a	n/a	n/a

(1) Of this amount, 4,773,510 options were outstanding pursuant to the 2005 Performance Option Plan, 4,617,725 options were outstanding pursuant to the 2006 Performance Option Plan, 4,063,676 options were outstanding pursuant to the 2007 Performance Option Plan, 1,354,650 options were outstanding pursuant to the 2008 Performance Option Plan, 1,816,600 options were outstanding pursuant to the 2009 Performance Option Plan, 1,283,400 options were outstanding pursuant to the 2010 Performance Option Plan, 1,110,800 options were outstanding pursuant to the 2011 Performance Option Plan, 1,491,800 options were outstanding pursuant to the 2012 Performance Option Plan and 2,760,297 options were outstanding pursuant to the Stock Option Plan — Officers and Employees.

(2) Of this amount, 4,766,010 options were outstanding pursuant to the 2005 Performance Option Plan, 4,579,725 options were outstanding pursuant to the 2006 Performance Option Plan, 4,054,625 options were outstanding pursuant to the 2007 Performance Option Plan, 1,345,500 options were outstanding pursuant to the 2008 Performance Option Plan, 1,807,225 options were outstanding pursuant to the 2009 Performance Option Plan, 1,280,700 options were outstanding pursuant to the 2010 Performance Option Plan, 1,108,100 options were outstanding pursuant to the 2011 Performance Option Plan, 1,486,400 options were outstanding pursuant to the 2012 Performance Option Plan and 2,603,303 options were outstanding pursuant to the Stock Option Plan — Officers and Employees.

Ownership of Shares

The following table sets forth information as at February 19, 2013, with respect to the beneficial ownership of Shares held by the named executive officers of the Corporation listed in the Summary Compensation Table herein and by all directors and executive officers of the Corporation as a group.

Name	Number of Shares Held	Number of Shares Beneficially Owned[1][2][3]	Percentage of Outstanding Shares
William J. Doyle, Director, President and Chief Executive Officer	2,267,936[4]	8,658,994[4]	1.00%
Wayne R. Brownlee, Executive Vice President, Treasurer and Chief Financial Officer	712,049	2,718,379	0.31%
G. David Delaney Executive Vice President and Chief Operating Officer	124,088	635,338	0.07%
Stephen F. Dowdle President, PCS Sales	101,701	566,541	0.07%
Joseph A. Podwika Senior Vice President, General Counsel & Secretary	29,931	365,381	0.04%
All directors and executive officers as a group, including the above-named individuals (26 persons)	4,670,858	16,418,030	1.90%

(1) The number of Shares beneficially owned is reported on the basis of regulations of the SEC, and includes Shares that the individual has the right to acquire at any time within 60 days after February 19, 2013 and Shares directly or indirectly held by the individual or by certain family members or others over which the individual has sole or shared voting or investment power.

(2) Includes Shares purchasable within 60 days after February 19, 2013 through the exercise of options granted by the Corporation, as follows: Mr. Doyle 6,391,058 Shares; Mr. Brownlee 2,006,330 Shares; Mr. Delaney 511,250 Shares; Mr. Dowdle 464,840 Shares; Mr. Podwika 335,450 Shares; and directors and executive officers as a group, including the foregoing individuals, 11,747,172 Shares.

(3) No Shares beneficially owned by any of the directors or Named Executive Officers are pledged as security.

(4) Includes 59,694 Shares held in the William & Kathy Doyle Foundation, 406,536 Shares held in the WJ Doyle Revocable Trust, 692,184 Shares held in the Doyle Family LLC (Mr. Doyle controls these shares and has a beneficial interest in a majority of the interests of the LLC. The remaining interests of the LLC are beneficially owned by members of Mr. Doyle's immediate family), 111,574 Shares held in the Doyle Family Stock Trust II, 25,117 Shares held in the Doyle Family Stock Trust III, 105,292 Shares held in the DFG Trust, 646,842 Shares held in Doyle Investments LLC (Mr. Doyle controls these shares; however the majority of the interests of the LLC are beneficially owned by members of Mr. Doyle's immediate family), and 220,696 Shares held in the DFP Trust.

Listed below are the names and other information concerning persons or groups known to the Corporation (from records and reports filed with the SEC on Schedule 13D or 13G) who owned, as at February 19, 2013, more than 5% of the Corporation's Shares.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[1]
Black Rock, Inc. 40 East 52nd Street New York, New York 10022	45,631,008[2]	5.27
Capital World Investors 333 South Hope Street Los Angeles, California 90071	50,813,422[3]	5.87

(1) Represents percent of Shares outstanding as of February 19, 2013.

(2) As set forth in a Schedule 13G dated January 30, 2013. Such person has sole dispositive power and sole voting power as to all 45,631,008 Shares.

(3) As set forth in a Schedule 13G/A filed February 13, 2013. Such person has sole dispositive power as to all 50,813,422 Shares and sole voting power as to 42,163,422 Shares.

Directors' and Officers' Liability Insurance

The Corporation has acquired and maintains liability insurance for its directors and officers as well as those of its subsidiaries as a group. The coverage limit of such insurance is $250 million per claim and $250 million annually in the aggregate. The Corporation has entered into a one-year contract ending June 30, 2013. Premiums of $1,827,217 were paid by the Corporation for the last fiscal year. Claims for which the Corporation grants indemnification to the insured persons are subject to a $5 million deductible for any one loss.

2014 Shareholder Proposals

Proposals of shareholders intended to be presented at the Corporation's annual meeting of shareholders in 2014 and which such shareholders are entitled to request be included in the Management Proxy Circular for that meeting, must be received at the Corporation's principal executive offices not later than November 21, 2013.

Directors' Approval

The contents and the distribution of this Management Proxy Circular have been unanimously approved by the Board.



JOSEPH A. PODWIKA
Secretary
February 19, 2013

Appendices

Appendix A

Disclosure of Corporate Governance Practices

100% Compliance

The Corporation's governance practices fully comply with the governance rules of the Canadian Securities Administrators. The following disclosure sets out the Corporation's compliance with National Instrument 58-101 — Disclosure of Corporate Governance Practices and certain of its other governance practices.

FORM 58-101F1 — CORPORATE GOVERNANCE DISCLOSURE

Board of Directors

Independent Directors

See Schedule A to this Appendix A for the Corporation's Categorical Standards on independence.

The Board has determined that all of the directors of the Corporation, with the exception of Mr. Doyle and Ms. Paliza, are independent. See disclosure under the "Board of Directors — Director Independence and Other Relationships" section of this Management Proxy Circular.

Directors who are not independent

See disclosure under the "Board of Directors — Director Independence and Other Relationships" section of this Management Proxy Circular.

Majority of independent directors

Following the Meeting, and assuming the proposed nominees are elected, 11 of 13, or 85% of the Corporation's current directors will be independent.

Other directorships

Such other directorships have been disclosed in the "Board of Directors — Nominees for Election to the Board of Directors" section of this Management Proxy Circular.

The "PotashCorp Governance Principles" also contain limitations on the number of other directorships that directors and the Chief Executive Officer of the Corporation may hold. Directors who are employed as Chief Executive Officers, or in other senior executive positions on a full-time basis, should not serve on more than two boards of public companies in addition to the Corporation's Board. Other directors should not serve on more than three boards of public companies in addition to the Corporation's

Board. The Chief Executive Officer of the Corporation should not serve on the board of more than two other public companies and should not serve on the board of any other company where the Chief Executive Officer of that other company serves on the Corporation's Board. In all cases, prior to accepting an appointment to the board of any public company, the Chief Executive Officer of the Corporation must review and discuss the appointment with the Board Chair of the Corporation and obtain Board approval.

Meeting without management or non-independent directors

The Board has adopted a policy of meeting in executive session, without management present, at each meeting of the Board. In practice, two such sessions occur at each meeting of the Board; one prior to the business of the meeting and one at the conclusion of the meeting. The Board has also adopted a policy of meeting in executive session, with only independent Directors present, at each meeting of the Board. These sessions are of no fixed duration and participating directors are encouraged to raise and discuss any issues of concern. These policies were complied with for all meetings of the Board in 2012, and will apply to all future meetings. See disclosure under the "Board of Directors — Board Meetings and Attendance of Directors" section of the Management Proxy Circular for additional information.

Each Committee of the Board meets in executive session, without management present, at each meeting of the Committee.

Board chair independence

Pursuant to the "PotashCorp Governance Principles" the Board has determined that the Corporation is best served by dividing the responsibilities of the Board Chair and Chief Executive Officer. The Board Chair is independent and chosen by the full Board.

Dallas J. Howe serves as the Board Chair, and is an independent director. He has served as Board Chair since 2003. A position description for the Board Chair has been developed and approved by the Board and is available on the Corporation's website. Amongst other things the Board Chair is expected to:

(a) provide leadership to ensure effective functioning of the Board;

(b) chair meetings of the Board and assist with setting meeting agendas;

(c) lead in the assessment of Board performance;

(d) assist the Compensation Committee in monitoring and evaluating the performance of the Chief Executive Officer and senior officers of the Corporation;

(e) lead the Board in ensuring succession plans are in place at the senior management level; and

(f) act as an effective liaison among the Board and management.

Director Attendance

Attendance records are fully disclosed in the "Board of Directors — Board Meetings and Attendance of Directors" section of this Management Proxy Circular. Pursuant to the "PotashCorp Governance Principles", directors are expected to attend all meetings of the Board and Board committees upon which they serve, to come to such meetings fully prepared and to remain in attendance for the duration of the meetings. Where a director's absence from a meeting is unavoidable, the director should, as soon as practicable after the meeting, contact the Board Chair, the Chief Executive Officer or the Corporate Secretary for a briefing on the substantive elements of the meeting.

Board Mandate

The Board of Directors Charter is attached to this Management Proxy Circular as Appendix D.

Position Descriptions

Board and Committee Chair position descriptions

A position description for the Board Chair and each Board Committee Chair (which are attached to the relevant Board Committee Charters) has been developed and approved by the Board and can be found on the Corporation's website at www.potashcorp.com.

CEO position description

A written position description for the Chief Executive Officer has been developed and approved by the Board.

The Chief Executive Officer reports to the Board and has general supervision and control over the business and affairs of the Corporation. Amongst other things, the Chief Executive Officer is expected to:

(a) foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfils social responsibility;

(b) develop and recommend to the Board a long-term strategy and vision for the Corporation that leads to creation of shareholder value;

(c) develop and recommend to the Board annual business plans and budgets that support the Corporation's long-term strategy; and

(d) consistently strive to achieve the Corporation's financial and operating goals and objectives.

Orientation and Continuing Education

Orientation

The Board has adopted a written New Director Orientation Policy designed to:

(a) provide each new director with a baseline of knowledge about the Corporation that will serve as a basis for informed decision-making; and

(b) tailor the program for each new director, taking into account his or her unique mix of skills, experience, education, knowledge and needs.

The orientation program is tailored to the needs of each new director, and consists of a combination of written materials, one-on-one meetings with senior management, site visits and other briefings and training as appropriate.

Continuing Education

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education, the Corporation:

(a) maintains a directors' intranet site to facilitate the exchange of views and published information;

(b) maintains a membership for each director in an organization dedicated to corporate governance and ongoing director education;

(c) each year strongly encourages and funds the attendance of each director at one seminar or conference of interest and relevance and funds the attendance of each Committee Chair at one additional seminar or conference. In all cases, approval for attendance is obtained, in advance, from the Corporate Secretary;

(d) encourages presentations by outside experts to the Board or Committees on matters of particular importance or emerging significance; and

(e) at least annually, holds a Board meeting at or near an operating site or other facility of the Corporation, a key customer, supplier or affiliated company.

Ethical Business Conduct

Code of Conduct

The Board has adopted the "PotashCorp Core Values and Code of Conduct". The complete text of the "PotashCorp Core Values and Code of Conduct", as well as other governance related documents, can be found at www.potashcorp.com and are available in print to any shareholder who requests them.

The Audit Committee reviews the process for communicating the "PotashCorp Core Values and Code of Conduct" to the Corporation's personnel, and for monitoring compliance with the Code of Conduct, as well as compliance with applicable law, regulations and other corporate policies. The Board, through the Audit Committee, receives regular reports from the Corporate Ethics and Compliance Committee regarding the Corporation's ethics and compliance activities including the annual acknowledgement of compliance with the Code of Conduct sought from each employee.

The Board, through the Audit Committee Chair, also receives reports of all financial or accounting issues which come to the attention of management, including those raised through the Corporation's anonymous reporting mechanisms.

The Corporation has not filed any material change report since the beginning of the 2012 financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the "PotashCorp Core Values and Code of Conduct". Pursuant to the "PotashCorp Governance Principles", no waiver of the application of the "PotashCorp Core Values and Code of Conduct" to directors or executive officers is permitted.

Material Interests

Pursuant to the "PotashCorp Governance Principles", each director of the Corporation must possess and exhibit the highest degree of integrity, professionalism and values, and must never be in a conflict of interest with the Corporation. A director who has a conflict of interest regarding any particular matter under consideration should advise the Board, refrain from debate on the matter and abstain from any vote regarding it. The Board has also developed categorical independence standards to assist it in determining when individual directors are free from conflicts of interest and are exercising independent judgment in discharging their responsibilities. All directors and senior officers are bound by the "PotashCorp Core Values and Code of Conduct" and no waiver of the application of that Code to directors or senior officers is permitted.

Culture of ethical business conduct

The "PotashCorp Core Values and Code of Conduct" is continually reinforced with on-line training programs. The Board, through the Audit Committee, requires the management Compliance Committee to annually report on the status of the Corporation's ethics and compliance programs, including receipt of the Compliance Risk Assessment, Summary of Ethics and Compliance Training during the current year and plans for ethics and compliance training in the coming year.

Nomination of Directors

Identification of new candidates for Board nomination

The CG&N Committee is responsible for recruiting and proposing to the full Board new nominees for directors. The CG&N Committee, in the discharge of its duties:

(a) in consultation with the Board and Chief Executive Officer and, on an ongoing basis, identifies the mix of expertise and qualities required for the Board;

(b) assesses the attributes new directors should have for the appropriate mix to be maintained;

(c) in consultation with the Board and Chief Executive Officer and, on an ongoing basis, maintains a database of potential candidates;

(d) has implemented a procedure to identify, with as much advance notice as practicable, impending Board vacancies, so as to allow sufficient time for recruitment and for introduction of proposed nominees to the existing Board;

(e) develops a "short-list" of candidates and arranges for each candidate to meet with the CG&N Committee, the Board Chair and the Chief Executive Officer;

(f) recommends to the Board, as a whole, proposed nominee(s) and arranges for their introduction to as many Board members as practicable;

(g) ensures that prospective candidates are informed of the degree of energy and commitment the Corporation expects of its directors; and

(h) encourages diversity in the composition of the Board.

Independent Corporate Governance and Nominating Committee

The Corporation has a standing CG&N Committee.

Each of the directors who comprise the CG&N Committee is independent. Please refer to "Board of Directors — Director Independence and Other Relationships" and the "Board of Directors — Corporate Governance and Nominating Committee Report" sections of this Management Proxy Circular for additional information.

Corporate Governance and Nominating Committee Charter

The responsibilities, powers and operation of the CG&N Committee are set out in its charter, which is available on the Corporation's website at www.potashcorp.com. Pursuant to the CG&N Committee Charter, one purpose of the CG&N Committee is to identify the individuals qualified to become members of the

Board, to recommend to the Board nominees for election to the Board at each annual meeting of shareholders or to fill vacancies on the Board and to address related matters. Please refer to the "Corporate Governance — Corporate Governance and Nominating Committee Report" section of this Management Proxy Circular for additional information.

Compensation Committee

Director and Officer Compensation

Please refer to the "Compensation" section of this Management Proxy Circular.

Independence

The Corporation has a standing Compensation Committee. Each of the directors who comprise the Compensation Committee is independent. Please refer to the "Board of Directors — Director Independence and Other Relationships" and "Compensation" sections of this Management Proxy Circular for additional information.

Compensation Committee Charter

The responsibilities, powers and operation of the Compensation Committee are set out in its charter, which is available on the Corporation's website at www.potashcorp.com. Please refer to the "Compensation" section of this Management Proxy Circular for additional information.

Outside Compensation Consultants

In 2005, the Compensation Committee of the Board of Directors engaged Towers Watson as executive compensation consultants. Towers Watson reports to the Chair of the Compensation Committee and provides input to the Committee on the philosophy and competitiveness of the design and award values for certain executive and director compensation programs. In addition, Towers Watson assists in the evaluation of compensation arrangements associated with certain strategic opportunities. In accordance with the Committee's adherence to the best practice of retaining independent executive compensation consulting, any work other than executive compensation consulting services performed for the Corporation by Towers Watson must be approved in advance by the Chair of the Compensation Committee. Please refer to the section "Compensation" in this Management Proxy Circular for additional information.

Other Board Committees

In addition to the Audit Committee, Compensation Committee and CG&N Committee, the Board also has a Safety, Health and Environment Committee. The Safety, Health and Environment Committee assists the Board review and recommend for approval

policies, management systems and performance with respect to safety, health and environment matters affecting the Corporation.

Board Assessments

Pursuant to the "PotashCorp Governance Principles", which is available on the Corporation's website at www.potashcorp.com, the Board has adopted the following five-part effectiveness evaluation program:

1. **Annual Board Assessment by All Members of the Board**

Each year Board members complete a detailed questionnaire which (a) provides for quantitative ratings in key areas and (b) seeks subjective comment in each of those areas. Responses are reviewed by the Chair of the CG&N Committee. A summary report is then prepared and provided to the Board Chair, the CG&N Committee and the CEO, and then reported to the full Board by the CG&N Committee Chair. Attribution of comments to individual Directors in the summary report is made only if authorized by that Director. In assessing the responses to the questionnaire, the focus is on continuous improvement. Matters requiring follow-up are identified, action plans are developed and there is ongoing monitoring by the CG&N Committee to ensure satisfactory results. As part of the annual Board assessment, the Board reviews and considers any proposed changes to the Board Charter.

2. **Annual Assessment of Each Committee by Members of That Committee**

Each year members of each Committee complete a detailed questionnaire designed to allow Committee members to evaluate how well their respective Committee is operating and to make suggestions for improvement. Responses are reviewed by the Chair of the CG&N Committee who provides a summary report to the Board Chair, the appropriate Committee and the CEO and then reported to the full Board by the appropriate Committee Chair. As part of the annual Committee assessment, the Board reviews and considers any proposed changes to the Committee Charters.

As with the Board assessment, the focus is on continuous improvement. Chairs of each Committee are expected to follow up on matters raised in the Committee assessments and take action as appropriate.

3. **Annual Assessment of the Board Chair by Members of the Board**

Each year members of the Board are asked to assess and comment on the discharge, by the Board Chair, of his or her duties. Individual responses are received by the Chair of the CG&N

Committee. The Chair of the CG&N Committee solicits specific input from the CEO from his or her perspective as CEO regarding the effectiveness of the Chair. A summary report is then prepared by the Chair of the CG&N Committee and is provided to the Board Chair and the full Board, with no attribution of comments to individual Directors without their consent. As part of the annual Board Chair assessment, the Board reviews and considers any proposed changes to the Board Chair position description.

4. Annual Assessment of Each Committee Chair by Members of Each Committee

Each year, members of each Committee are asked to assess and comment on the discharge, by their respective Committee Chair, of his or her duties. Responses are received by the Chair of the CG&N Committee and the Committee Chair under review. A summary report is then provided to the appropriate Committee and to the full Board, with no attribution of comments to individual Directors without their consent. As part of the annual Committee Chair assessment, the Board reviews and considers any proposed changes to the Committee Chair position descriptions.

5. Annual Assessment of Individual Directors

Each year the Board Chair (and, if in the opinion of the Board Chair it is desirable, the Chair of the CG&N Committee) formally meets with each Director individually to engage in full and frank discussion of any and all issues that either wish to raise, with a focus on maximizing the contribution of each Director to the Board and his or her respective Committees. In completing the review, the Board Chair employs a checklist, discusses both short-term and long-term goals, and establishes action items to allow each individual Director to enhance both his or her personal contributions to the Board and overall Board effectiveness. The Board Chair will share peer feedback with each Director as appropriate and review progress and action taken. Each Director, during such formal review, should be prepared to discuss with the Board Chair how the Directors, both individually and collectively, can operate more effectively. The Board Chair discusses the results of the individual evaluations with the Chair of the CG&N Committee and reports summary findings to the full Board.

6. Management Board Survey

As part of the Board's continuing efforts to improve its performance, the Board periodically surveys those members of senior management who regularly interact with the Board and/or its Committees to solicit their input and perspective on the operation of the Board and how the Board might improve its effectiveness. The survey includes subjective management responses to questions and one on one interviews between management respondents and the Chair of the CG&N Committee. The results of the management surveys and the one on one interviews are reported by the Chair of the CG&N Committee to the full Board.

Schedule A: Independence Standards

The independence standards established by the Board are as follows:

a) A Director will not be considered independent if:

    i) the Director is, or has been within the last three years, an employee or executive officer of the Corporation;

    ii) an immediate family member of the Director is, or has been within the last three years, an executive officer of the Corporation;

    iii) the Director (A) is a current partner or employee of the Corporation's external auditors, or (B) was, within the last three years, a partner or employee of such firm and personally worked on the Corporation's audit within that time;

    iv) an immediate family member of the Director (A) is a current partner of the Corporation's external auditors, (B) is a current employee of such firm and personally works on the Corporation's audit, or (C) was, within the last three years, a partner or employee of such firm and personally worked on the Corporation's audit within that time;

    v) the Director's spouse, minor child or stepchild, or a child or stepchild of the Director who shares a home with the Director is an employee of the Corporation's external auditors and participates in such firm's audit, assurance or tax compliance (but not tax planning) practice; or

    vi) the Director or an immediate family member of the Director is, or has been within the last three years, employed as an executive officer of another entity where any of the Corporation's present executive officers at the same time serves or served on that entity's compensation committee.

b) A Director will not be considered independent if the Director received, or his or her immediate family member received, more than the lesser of CDN$75,000 or US$120,000 in direct compensation from the Corporation during any 12-month period within the last three fiscal years, other than remuneration for acting as a member of the board of directors of the Corporation or of any board committee of the Corporation or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation if the compensation is not contingent in any way on continued service.

c) A Director will not be considered independent if the Director currently serves as an executive officer or employee of, or any of his or her immediate family members currently serves as an executive officer of, another company that has made

payments to, or received payments from, the Corporation for property or services in an amount that, in any one of the three most recent fiscal years, exceeds the greater of (x) US$1,000,000 or (y) 2 percent of the annual consolidated gross revenues of such other company.

d) Contributions to tax exempt organizations shall not be considered "payments" for purposes of the preceding paragraph, provided however that the Corporation will disclose in its annual proxy circular any such contributions made by the Corporation to any tax exempt organization in which any Director serves as an executive officer if, in any one of the three most recent fiscal years, the contributions exceeded the greater of (x) US$1,000,000 or (y) 2 percent of the annual consolidated gross revenues of such tax exempt organization

Appendix B

Resolution of Shareholders — 2013 Performance Option Plan

WHEREAS the Board of Directors of Potash Corporation of Saskatchewan Inc. (the "Corporation") has approved a new performance option plan (the "2013 Performance Option Plan"), a copy of which is attached as Appendix C to the Management Proxy Circular of the Corporation sent to the shareholders of the Corporation in connection with the annual and special meeting of shareholders of the Corporation to be held May 16, 2013;

NOW THEREFORE, BE IT RESOLVED that:

1. the 2013 Performance Option Plan is hereby adopted and approved by the shareholders of the Corporation;

2. any officer of the Corporation be and is hereby authorized and directed for and on behalf of the Corporation to do such things and to take such actions as may be necessary or desirable to carry out the intent of the foregoing resolution and the matters authorized thereby.

Appendix C

2013 Performance Option Plan

1. PURPOSE OF PLAN

Potash Corporation of Saskatchewan Inc. (the "Corporation") by resolution of its Board of Directors (the "Board") has established, subject to shareholder approval at the Corporation's 2013 Annual and Special Meeting of shareholders, this Potash Corporation of Saskatchewan Inc. 2013 Performance Option Plan (the "Plan") to support the Corporation's compensation philosophy of providing selected employees and officers with an opportunity to: promote the growth and profitability of the Corporation; align their interests with shareholders; and earn compensation commensurate with corporate performance. The Corporation believes this Plan will directly assist in supporting the Corporation's compensation philosophy by providing participants with the opportunity through stock options, which will vest, if at all, based on corporate performance over a three-year period, to acquire common shares of the Corporation ("Common Shares").

2. DURATION OF THIS PLAN

This Plan was adopted by the Board on February 19, 2013 to be effective as of January 1, 2013 (the "Effective Date"), subject to shareholder approval at the Corporation's 2013 Annual and Special Meeting of shareholders, and shall remain in effect, unless sooner terminated as provided herein, until one (1) year from the Effective Date, at which time it will terminate. After this Plan is terminated, no stock options may be granted but stock options previously granted shall remain outstanding in accordance with their applicable terms and conditions and this Plan's terms and conditions.

3. ADMINISTRATION

This Plan shall be administered by the Compensation Committee of the Board or any other committee designated by the Board to administer this Plan (the "Committee"). The Committee shall be responsible for administering this Plan, subject to this Section 3 and the other provisions of this Plan. The Committee may employ attorneys, consultants, accountants, agents, and other individuals, any of whom may be an employee, and the Committee, the Corporation, and its officers and directors shall be entitled to rely upon the advice, opinions, or valuations of any such individuals. All actions taken and all interpretations and determinations made by the Committee shall be made in the Committee's sole discretion and shall be final and binding upon the participants, the Corporation, and all other interested individuals. To the extent applicable, the Plan shall be administered with respect to optionees subject to the laws of the U.S. so as to avoid the application of penalties pursuant to Section 409A of the Internal Revenue Code, and stock options hereunder may be subject to such restrictions as the Committee determines are necessary to avoid application of such Section 409A.

4. AUTHORITY OF THE COMMITTEE

The Committee shall have full and exclusive discretionary power to interpret the terms and the intent of this Plan and any Stock Option Award Agreement or other agreement or document ancillary to or in connection with this Plan, to determine eligibility for stock options and to adopt such rules, regulations, forms, instruments, and guidelines for administering this Plan as the Committee may deem necessary or proper. Such authority shall include adopting modifications and amendments to any Stock Option Award Agreement that are necessary to comply with the laws of the countries and other jurisdictions in which the Corporation and/or its subsidiaries operate.

5. SHARES SUBJECT TO STOCK OPTIONS

The aggregate number of Common Shares issuable after February 19, 2013 pursuant to stock options under this Plan may not exceed 3,000,000 Common Shares. The aggregate number of Common Shares in respect of which stock options have been granted to any one person pursuant to this Plan and which remain outstanding shall not at any time exceed 750,000. The authorized limits under this Plan shall be subject to adjustment under Sections 12 and 13.

Notwithstanding anything to the contrary contained in this Plan, no options shall be granted to insiders if such options, together with any other outstanding security based compensation arrangements, could result in:

(a) the number of Common Shares issuable to insiders at any time pursuant to security based compensation arrangements of the Corporation exceeding ten percent (10%) of the issued and outstanding Common Shares; or

(b) the issuance to insiders pursuant to security based compensation arrangements of the Corporation, within any one year period, of a number of Common Shares exceeding ten percent (10%) of the issued and outstanding Common Shares.

For the purposes of the foregoing paragraphs, "security based compensation arrangement" and "insider" have the meanings attributed thereto in the TSX Company Manual.

If any stock option granted under this Plan, or any portion thereof, expires or terminates for any reason without having been exercised in full, the Common Shares with respect to which such option has not been exercised shall again be available for further stock options under this Plan; provided, however, that any stock option that is granted under this Plan that does not vest as a result of a failure to satisfy the Performance Measures, shall not be again available for grant under this Plan.

6. GRANT OF STOCK OPTIONS

From time to time the Board may designate individual officers and employees of the Corporation and its subsidiaries eligible to be granted options to purchase Common Shares and the number of common Shares which each such person will be granted a stock option to purchase; provided that the aggregate number of Common Shares subject to such stock options may not exceed the number provided for in Section 5 of this Plan. Non-employee directors and other non-employee contractors and third party vendors are not eligible to participate in this Plan.

7. OPTION PRICE

The option price for any option granted under this Plan to any optionee shall be fixed by the Board when the option is granted and shall be not less than the fair market value of the Common Shares at such time which, for optionees resident in the United States and any other optionees designated by the Board, shall be deemed to be the closing price per Common Share on the New York Stock Exchange on the last trading day immediately preceding the day the option is granted and, for all other optionees, shall be deemed to be the closing price per Common Share on the Toronto Stock Exchange on the last trading day immediately preceding the day the option is granted; provided that, in either case, if the Common Shares did not trade on such exchange on such day the option price shall be the closing price per share on such exchange on the last day on which the Common Shares traded on such exchange prior to the day the option is granted.

8. VESTING OF STOCK OPTIONS

Subject to achievement of Performance Measures as certified and approved by the Audit Committee of the Board, stock options granted under this Plan will vest no later than thirty (30) days after the audited financial statements for the applicable Performance Period have been approved by the Board.

9. PERFORMANCE MEASURES FOR VESTING OF STOCK OPTIONS

(a) The Performance Measures which will be used to determine the degree to which stock options will vest over the three-year period beginning the first day of the fiscal year in which they are granted (the "Performance Period") shall be cash flow return on investment ("CFROI") and weighted average cost of net debt and equity capital ("WACC").

  (i) CFROI is the ratio of after tax operating cash flow to average gross investment over the fiscal year, calculated as A divided by B, where (1) A equals operating income less/plus nonrecurring or unusual items less/plus change in unrealized gains/losses on derivative instruments included in net income plus accrued incentive awards plus depreciation and amortization less current taxes, and (2) B equals the average of total assets less/plus the fair value adjustment for investments in available for sale securities less the fair value of derivative instrument assets plus accumulated depreciation plus accumulated amortization less cash and cash equivalents less non interest bearing current liabilities excluding derivatives.

  (ii) WACC is the weighted average cost of net debt and equity capital, calculated as [A times the product of B divided by C] plus [D times the product of E divided by C], where (1) A equals the after-tax market yield cost of debt, (2) B equals the market value of debt less cash and cash equivalents (3) C equals the market value of debt less cash and cash equivalents, plus the market value of equity, (4) D equals the cost of equity, and (5) E equals the market value of equity.

(b) In determining the number of stock options that will actually vest based on the degree to which the Performance Measures have been attained during the applicable Performance Period, the following chart shall be utilized which shows the three year average excess of CFROI being greater than WACC and the respective portion of the stock option that will vest:

Performance Measure 3 year average excess of CFROI>WACC	Vesting Scale % of Stock Option Grant Vesting
<0%	0%
0.20%	30%
1.20%	70%
2.20%	90%
2.50%	100%

(c) In assessing the portion of the stock options that shall vest in accordance with the above chart, the following shall be done:

    (i) Each year, the CFROI and WACC will be calculated in accordance with the definitions herein, based on the audited financial statements and approved by the Audit Committee.

    (ii) In each Performance Period, the average of the three fiscal years shall be calculated by taking the simple average of the individual years' results.

    (iii) The resulting three-year average will then be applied, using the scale above to determine the number of stock options, if any, that will vest as of the end of the Performance Period.

    (iv) For results falling between the reference points in the chart above, the level of vesting shall be mathematically interpolated between the reference points.

10. TERMS OF STOCK OPTIONS

The period during which a stock option is exercisable (the "Term") may not exceed 10 years from the date the stock option is granted (the "Initial Exercise Period"), plus any Additional Exercise Period (as defined below). If such Initial Exercise Period would otherwise expire (i) during a Blackout Period (as defined below) applicable to the relevant optionee or (ii) within 10 trading days after the expiration of the Blackout Period applicable to the relevant optionee, the Term of the related stock option shall expire on the date that is the tenth trading day after the end of such Blackout Period (an "Additional Exercise Period"). For purposes of this Plan, "Blackout Period" means any period during which the relevant optionee is prohibited by the Corporation's trading policy from trading in the Corporation's securities. The Stock Option Award Agreement may contain provisions limiting the number of Common Shares with respect to which stock options may be exercised in any one year. Each stock option agreement shall contain provisions to the effect that:

(a) if the employment of an optionee as an officer or employee of the Corporation or a subsidiary terminates, by reason of his or her death, or if an optionee who is a retiree pursuant to Section 10(b) dies, the legal personal representatives of the optionee will be entitled to exercise any unexercised vested options, including such stock options that may vest after the date of death, during the period ending at the end of the twelfth calendar month following the calendar month in which the optionee dies, failing which exercise the stock options terminate;

(b) subject to the terms of Section 10(a) above, if the employment of an optionee as an officer or employee of the Corporation or a subsidiary terminates, by reason of retirement in accordance with the then prevailing retirement policy of the Corporation or subsidiary, the optionee will be entitled to exercise any unexercised vested stock options, including such stock options that may vest after the date of retirement, during the period ending at the end of the 36th month following the calendar month in which the optionee retires, failing which exercise the stock options terminate;

(c) subject to the terms of Section 14 below, if the employment of an optionee as an officer or employee of the Corporation or a subsidiary terminates, for any reason other than as provided in Sections 10(a) or (b), the optionee will be entitled to exercise any unexercised vested stock options, to the extent exercisable at the date of such event, during the period ending at the end of the calendar month immediately following the calendar month in which the event occurs, failing which exercise the stock options terminate;

(d) for greater certainty and for these purposes, an optionee's employment with the Corporation or a subsidiary shall be considered to have terminated effective on the last day of the optionee's actual and active employment with the Corporation or subsidiary whether such

day is selected by agreement with the optionee or unilaterally by the Corporation or subsidiary and whether with or without advance notice to the optionee. For the avoidance of doubt, no period of notice, if any, or payment in lieu of notice that is given or ought to have been given under applicable law in respect of such termination of employment that follows or is in respect of a period after the optionee's last day of actual and active employment shall be considered as extending the optionee's period of employment for the purposes of determining an optionee's entitlement under the Plan. The employment of an optionee with the Corporation shall be deemed to have terminated for all purposes of the Plan if such person is employed by or provides services to a person that is a subsidiary of the Corporation and such person ceases to be a subsidiary of the corporation, unless the Committee determines otherwise; and

(e) each stock option is personal to the optionee and is not assignable, except (i) as provided in Section 10(a), and (ii) at the election of the Board, a stock option may be assignable to the spouse, children and grandchildren of the original optionee and to a trust, partnership or limited liability company, the entire beneficial interest of which is held, directly or indirectly, by one or more of the optionee or the spouse, children or grandchildren of the optionee (each, a "Permitted Assignee"). If a stock option is assigned to one or more Permitted Assignees, nothing contained in this section 10(e) shall prohibit a subsequent assignment of such stock option to one or more other Permitted Assignees or back to the optionee.

Nothing contained in Sections 10(a), (b) or (c) shall extend the Term beyond its stipulated expiration date or the date on which it is otherwise terminated in accordance with the provisions of this Plan.

If a stock option is assigned pursuant to Section 10(e)(ii), the references in Sections 10(a), (b) and (c) to the termination of employment or death of an optionee shall not relate to the assignee of a stock option but shall relate to the original optionee. In the event of such assignment, legal personal representatives of the original optionee shall not be entitled to exercise the assigned stock option, but the assignee of the stock option or the legal personal representatives of the assignee may exercise the stock option during the applicable specified period.

11. EXERCISE OF STOCK OPTIONS

Subject to the provisions of this Plan, a vested stock option may be exercised from time to time by delivering to the Corporation at its registered office a written notice of exercise specifying that number of Common Shares with respect to which the stock option is being exercised and accompanied by payment in cash or certified cheque in full of the purchase price of the Common Shares then being purchased.

12. ADJUSTMENTS

Appropriate adjustments to the authorized limits set forth in Section 5, in the number, class and/or type of Common Shares optioned and in the option price per share, both as to stock options granted or to be granted, shall be made by the Board to give effect to adjustments in the number of Common Shares which result from subdivisions, consolidations or reclassifications of the Common Shares, the payment of share dividends by the Corporation, the reconstruction, reorganization or recapitalization of the Corporation or other relevant changes in the capital of the Corporation.

13. MERGERS

If the Corporation proposes to amalgamate or merge with another body corporate, the Corporation shall give written notice thereof to optionees in sufficient time to enable them to exercise outstanding vested stock options, to the extent they are otherwise exercisable by their terms (including stock options that are accelerated pursuant to Section 14), prior to the effective date of such amalgamation or merger if they so elect. The Corporation shall use its best efforts to provide for the reservation and issuance by the amalgamated or continuing corporation of an appropriate number of Common Shares, with appropriate adjustments, so as to give effect to the continuance of the stock options to the extent reasonably practicable. In the event that the Board determines in good faith that such continuance is not in the circumstances practicable, it may upon 30 days' notice to optionees terminate the stock options for a payment equal to the excess, if any, between the per share exercise price and the per share market price of the Common Shares on the date the stock option is cancelled and all stock options with a per share exercise price that exceeds the per share market price of the Common Shares on the date of cancellation will be cancelled for no consideration.

14. CIRCUMSTANCES FOR ACCELERATED VESTING

(a) If a "change in control" of the Corporation occurs and at least one of the two additional circumstances described below occurs, then each outstanding stock option granted under this Plan may be exercised, in whole or in part, even if such option is not otherwise exercisable by its terms:

(i) Upon a "change in control" the surviving corporation (or any affiliate thereto) or the potential successor (or any affiliate thereto) fails to continue or assume the obligations with respect to each stock option or fails to provide for the conversion or replacement of each stock option with an equivalent stock option; or

(ii) In the event that the stock options were continued, assumed, converted or replaced as contemplated in (i), during the two-year period following the effective date of a change in control, the optionee is terminated by the Corporation without Cause (as defined below) or the optionee resigns employment for Good Reason (as defined below).

(b) For purposes of this Plan, a change in control of the Corporation shall be deemed to have occurred if any of the following occur, unless the Board adopts a plan after the Effective Date of this Plan that has a different definition (in which case such definition shall be applied), or the Committee decides to modify or amend the following definition through an amendment of this Plan:

(i) within any period of two consecutive years, individuals who at the beginning of such period constituted the Board and any new directors whose appointment by the Board or nomination for election by shareholders of the Corporation was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of the period or whose appointment or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board;

(ii) there occurs an amalgamation, merger, consolidation, wind-up, reorganization or restructuring of the Corporation with or into any other entity, or a similar event or series of such events, other than any such event or series of events which results in securities of the surviving or consolidated corporation representing 50% or more of the combined voting power of the surviving or consolidated corporation's then outstanding securities entitled to vote in the election of directors of the surviving or consolidated corporation being beneficially owned, directly or indirectly, by the persons who were the holders of the Corporation's outstanding securities entitled to vote in the election of directors of the Corporation prior to such event or series of events in substantially the same proportions as their ownership immediately prior to such event of the Corporation's then outstanding securities entitled to vote in the election of directors of the Corporation;

(iii) 50% or more of the fixed assets (based on book value as shown on the most recent available audited annual or unaudited quarterly consolidated financial statements) of the Corporation are sold or otherwise disposed of (by liquidation, dissolution, dividend or otherwise) in one transaction or series of transactions within any twelve month period;

(iv) any party, including persons acting jointly or in concert with that party, becomes (through a take-over bid or otherwise) the beneficial owner, directly or indirectly, of securities of the Corporation representing 20% or more of the combined voting power of the Corporation's then outstanding securities entitled to vote in the election of directors of the Corporation, unless in any particular situation the Board determines in advance of such event that such event shall not constitute a change in control; or

(v) there is a public announcement of a transaction that would constitute a change in control under clause (ii), (iii) or (iv) of this Section 14(b) and the Committee determines that the change in control resulting from such transaction will be deemed to have occurred as of a specified date earlier than the date under (ii), (iii) or (iv), as applicable.

(c) For the purposes of Section 14(a) of this Plan, the obligations with respect to each stock option shall be considered to have been continued or assumed by the surviving corporation (or any affiliate thereto) or the potential successor (or any affiliate thereto), if each of the following conditions are met, which determination shall be made solely in the discretionary judgment of the Committee, which determination may be made in advance of the effective date of a particular change in control:

(i) the Common Shares remain publicly held and widely traded on an established stock exchange; and

(ii) the terms of the Plan and each option grant are not altered or impaired without the consent of the optionee.

(d) For the purposes of Section 14(a) of this Plan, the obligations with respect to each stock option shall be considered to have been converted or replaced with an equivalent stock option by the surviving corporation (or any affiliate thereto) or the potential successor (or any affiliate thereto), if each of the following conditions are met, which determination shall be made solely in the discretionary judgment of the Committee, which determination may be made in advance of the effective date of a particular change in control:

(i) each stock option is converted or replaced with a replacement option in a manner that complies with Section 409A of the Internal Revenue Code, in the case of an optionee that is taxable in the United States on all or any portion of the benefit arising in connection with the grant, exercise and/or other disposition of such stock option, or in a manner that qualifies under subsection 7(1.4) of the *Income Tax Act* (Canada), in the case of an optionee that is taxable in Canada on all or any portion of the benefit arising in connection with the grant, exercise and/or other disposition of such stock option;

(ii) the converted or replaced option preserves the existing value of each underlying stock option being replaced, contains provisions for scheduled vesting and treatment on termination of employment (including the definition of Cause and Good Reason) that are no less favourable to the optionee than the underlying option being replaced, and all other terms of the converted option or replacement option, including the underlying performance measures (but other than the security and number of shares represented by the continued option or replacement option) are substantially similar to the underlying stock option being replaced; and

(iii) the security represented by the converted or replaced option is of a class that is publicly held and widely traded on an established stock exchange.

(e) For purposes of this Plan, "Cause" means dishonest or willful misconduct or lack of good faith resulting in material harm to the Corporation, financial or otherwise.

(f) For purposes of this Plan, "Good Reason" means:

(i) a substantial diminution in the optionee's authorities, duties, responsibilities, status (including offices, titles, and reporting requirements) from those in effect immediately prior to the change in control;

(ii) the Corporation requires the optionee to be based at a location in excess of fifty (50) miles from the location of the optionee's principal job location or office immediately prior to the change in control, except for required travel on Corporation business to an extent substantially consistent with the optionee's business obligations immediately prior to the change in control;

(iii) a reduction in the optionee's base salary, or a substantial reduction in optionee's target compensation under any incentive compensation plan, as in effect as of the date of the change in control;

(iv) the failure to increase the optionee's base salary in a manner consistent (both as to frequency and percentage increase) with practices in effect immediately prior to the change in control or with practices implemented subsequent to the change in control with respect to similarly positioned employees; or

(v) the failure of the Corporation to continue in effect the optionee's participation in the Corporation's short and long-term incentive plans, stock option plans, and employee benefit and retirement plans, policies or practices, at a level substantially similar or superior to and on a basis consistent with the relative levels of participation of other similarly-positioned employees, as existed immediately prior to the change in control.

A termination of employment by the optionee for one of the reasons set forth in clause (i), (ii), (iii), (iv) or (v) of this Section 14(f), will not constitute Good Reason unless, within the 30-day period immediately following the optionee's knowledge of the occurrence of such Good Reason event, the optionee has given written notice to the Corporation of the event relied upon for such termination and the Corporation has not remedied such event within 30 days (the "Cure Period") of the receipt of such notice. For the avoidance of doubt, the optionee's employment shall not be deemed to terminate for Good Reason unless and until the Cure Period has expired and, if curable, the Corporation has not remedied the applicable Good Reason event. The Corporation and the optionee may mutually waive in writing any of the foregoing provisions with respect to an event that otherwise would constitute Good Reason.

15. RECOUPMENT POLICY

Each stock option granted under this Plan to an optionee that, as of the date the option is granted, participates in the Corporation's Medium-Term Incentive Plan shall be subject to the terms and conditions of the Corporation's Policy on Recoupment of Unearned Compensation (as previously adopted and, from time to time, amended by the Board) attached to such optionee's Stock Option Award Agreement (as defined below).

16. FORFEITURE AND REPAYMENT

(a) Notwithstanding anything to the contrary in this Plan or any other stock option plan of the Corporation that was established prior to the date of this Plan (each, a "Prior Plan"), in the event the Committee determines that the optionee has engaged in a Detrimental Activity (a "Forfeiture Event") during the optionee's employment or within one year following the optionee's termination of employment for any reason (the "Restricted Period"), the Committee may, but is not obligated to, cancel any outstanding unexercised stock options of such optionee (whether vested or unvested), whether granted under this Plan or a Prior Plan, by written notice to the optionee.

(b) If a Forfeiture Event occurs during the Restricted Period, the Committee may, but is not obligated to, require the optionee to pay to the Corporation an amount in cash up to (but not in excess of) the difference between the option price and market price of each stock option on the date of exercise with respect to any Common Shares for which a stock option has been exercised within the period of one year prior to the date of the Forfeiture Event (the "Forfeited Spread Amount"). Any Forfeited Spread Amount shall be paid by the optionee within sixty (60) days of receipt from the Corporation of written notice requiring payment of such Forfeited Spread Amount. To the extent that such amounts are not paid to the Corporation, in addition to any other legal remedy that the Corporation may have, the Corporation may set off the amounts so payable to it against any amounts that may be owing from time to time by the Corporation or a subsidiary to the optionee, whether as wages, deferred compensation, severance entitlement or vacation pay or in the form of any other benefit or for any other reason, in a manner consistent with Section 409A of the U.S. Internal Revenue Code of 1986, if applicable.

(c) This Section 16 shall apply notwithstanding any provision to the contrary in this Plan or any Prior Plan and is meant to provide the Corporation with rights in addition to any other remedy which may exist in law or in equity. This Section 16 shall not apply to the optionee following the effective time of a change in control.

(d) For purposes of this Section 16, the term "Detrimental Activity" shall include:

(i) Engaging in any activity, including without limitation, as an officer, director, employee, principal, manager, agent, or consultant for another entity that directly competes or is seeking to compete with the Corporation, any subsidiary or Canpotex Limited in any actual product, service, or business activity (or in any product, service, or business activity which was under active development while the optionee was employed by the Corporation or a subsidiary if such development is being actively pursued by the Corporation or a subsidiary during the one-year period first referred to in Section 16(b)) in any territory in which the Corporation, a subsidiary or Canpotex Limited operates, engages in any business activity or sells its products.

(ii) Soliciting or hiring, including without limitation, as an officer, director, employee, principal, manager, agent, or consultant for another entity, any individual who was employed by, or provided services as a consultant or contractor to, the Corporation, any subsidiary or Canpotex Limited at any time within the six months immediately preceding such solicitation or hire.

(iii) The disclosure to anyone outside the Corporation or a subsidiary, or the use in other than the Corporation or a subsidiary's business, without prior written authorization from the Corporation, of any confidential, proprietary or trade secret information or material relating to the business of the Corporation or its subsidiaries, acquired by the optionee during his or her employment with the Corporation or its subsidiaries or while acting as a consultant for the Corporation or its subsidiaries thereafter. For greater certainty, nothing contained herein shall limit an optionee's ongoing obligations regarding confidentiality that may exist pursuant to any other agreement, Corporation policy or legal obligation imposed on such optionee.

17. AMENDMENT OR DISCONTINUANCE OF THIS PLAN

The Board may amend or discontinue the Plan at any time, without obtaining the approval of shareholders of the Corporation unless required by the relevant rules of the Toronto Stock Exchange, provided that, subject to Sections 12, 13, and 14, no such amendment may increase the aggregate maximum number of Common Shares that may be subject to stock options under this Plan, change the manner of determining the minimum option price, extend the Term under any option beyond 10 years (plus any Additional Exercise Period) or the date on which the option would otherwise expire under the Plan, expand the assignment provisions of the Plan, permit non-employee directors to participate in the Plan or, without the consent of the holder of the option, alter or impair any option previously granted to an optionee under this Plan; and, provided further, for greater certainty, that, without the prior approval of the Corporation's shareholders, stock options issued under this Plan shall not be repriced, replaced, or regranted through cancellation, or by lowering the option price of a previously granted stock option. Pre-clearance of the Toronto Stock Exchange of amendments to the Plan will be required to the extent provided under the relevant rules of the Toronto Stock Exchange.

18. EVIDENCE OF STOCK OPTIONS

Each stock option granted under this Plan shall be evidenced by a written stock option agreement between the Corporation and the optionee which shall give effect to the provisions of this Plan and include such other terms as the Committee shall determine ("Stock Option Award Agreement").

19. WITHHOLDING

To the extent that the Corporation is required to withhold federal, provincial, state, local or foreign taxes in connection with any payment made or benefit realized by an optionee or other person hereunder, and the amounts available to the Corporation for such withholding are insufficient, it shall be a condition to the receipt of such payment or the realization of such benefit that the optionee or such other person make arrangements satisfactory to the Corporation for payment of the balance of such taxes required to be withheld, which arrangements (in the discretion of the Board) may include relinquishment of a portion of such benefit. Participants shall also make such arrangements in connection with the disposition of Common Shares acquired upon the exercise of option rights with respect to this Plan.

Appendix D

Board of Directors Charter

1. PURPOSE AND ROLE

The Board of Directors (the "Board") of Potash Corporation of Saskatchewan Inc. (the "Corporation") is responsible for the stewardship and oversight of the management of the Corporation and its global business. It has the statutory authority and obligation to protect and enhance the assets of the Corporation in the interest of all shareholders.

Although Directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Corporation and its shareholders must be paramount at all times.

The involvement and commitment of Directors is evidenced by regular Board and Committee meeting attendance, preparation, and active participation in setting goals and requiring performance in the interest of shareholders.

2. COMPOSITION

The Board shall be comprised of that number of Directors as shall be determined from time to time by the Board, in accordance with the Corporation's articles, bylaws and applicable laws.

3. MEETINGS

The time at which and place where the meetings of the Board shall be held and the calling of the meetings and procedure in all things at such meetings shall be determined by the Board in accordance with the Corporation's articles, bylaws and applicable laws.

The agenda for each Board meeting shall be established by the CEO and the Board Chair, taking into account suggestions from other members of the Board. Meeting materials and information shall be distributed in advance of each meeting so as to provide adequate time for review. The Board has a policy of holding one meeting each year at one of the Corporation's operating facilities. Site visits by the Board and meetings with senior management of the facility are incorporated into the itinerary.

Directors are expected to attend, in person or via tele- or video-conference, all meetings of the Board and the Committees upon which they serve, to come to such meetings fully prepared, and to remain in attendance for the duration of the meeting. Where a Director's absence from a meeting is unavoidable, the Director should, as soon as practicable after the meeting, contact the Board Chair, the CEO, or the Corporate Secretary for a briefing on the substantive elements of the meeting.

4. CHAIR

The Chair of the Board shall have the duties and responsibilities set forth in the "Chair of the Board of Directors Position Description."

5. RESPONSIBILITIES

The Board operates by delegating certain of its responsibilities to management and reserving certain powers to itself. Its principal duties fall into six categories:

- Overseeing and approving on an ongoing basis the Corporation's business strategy and strategic planning process;

- Selection of the management;

- Setting goals and standards for management, monitoring their performance and taking corrective action where necessary;

- Approving policies, procedures and systems for implementing strategy, managing risk, and ensuring the integrity of the Corporation's internal control and management information systems;

- Adopting a communications policy and reporting to shareholders on the performance of the business;

- Approval and completion of routine legal requirements.

5.1 Strategy Determination

(a) The Board has the responsibility to participate, as a whole and through its Committees, in identifying the objectives and goals of the business as well as the associated risks, and the strategy by which it proposes to reach those goals and mitigate such risks. The Board shall adopt a strategic planning process and shall approve, on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business.

(b) The Board has the responsibility to ensure congruence between shareholder expectations, company plans and management performance.

5.2 Selection of the Management

(a) The Board retains the responsibility for managing its own affairs, including planning its composition, selecting its Chair, nominating candidates for election to the Board, appointing Committees and determining Director compensation.

(b) The Board has the responsibility for the appointment and replacement of a Chief Executive Officer ("CEO") of the Corporation, for monitoring CEO performance, determining CEO compensation, and providing advice and counsel in the execution of the CEO's duties.

(c) The Board has the responsibility for approving the appointment and remuneration of all corporate officers, acting upon the advice of the CEO.

(d) The Board has the responsibility for, to the extent feasible, satisfying itself as to the integrity of the CEO and the other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Corporation.

(e) The Board has the responsibility for ensuring that adequate provision has been made for management succession (including appointing, training and monitoring senior management).

5.3 Monitoring and Acting

(a) The Board has the responsibility for monitoring the Corporation's progress towards its goals, and revising and altering its direction in light of changing circumstances.

(b) The Board has the responsibility for taking action when performance falls short of its goals or when other special circumstances (for example mergers and acquisitions or changes in control) warrant it.

5.4 Policies and Procedures

(a) The Board has the responsibility for developing the Corporation's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation.

(b) The Board has the responsibility for approving and monitoring compliance with all significant policies, procedures and internal control and management systems by which the Corporation is operated.

(c) The Board has responsibility for ensuring that the Corporation operates at all times within applicable laws and regulations, and to high ethical and moral standards.

5.5 Reporting to Shareholders

(a) The Board has the responsibility for adopting a communications policy for the Corporation, including adopting measures for receiving feedback from stakeholders.

(b) The Board has the responsibility for ensuring that the financial performance of the Corporation is reported to shareholders on a timely, regular and non-selective basis.

(c) The Board has the responsibility for ensuring that the financial results are reported fairly, and in accordance with generally accepted accounting principles.

(d) The Board has the responsibility for timely and non-selective reporting of any other developments that have a significant and material impact on the value of the shareholders' assets.

(e) The Board has the responsibility for reporting annually to shareholders on its stewardship for the preceding year.

(f) The Board has the responsibility for approving any payment of dividends to shareholders.

5.6 Legal Requirements

(a) The Board is responsible for ensuring that legal requirements, documents and records have been properly prepared, approved and maintained.

5.7 Other

(a) On an annual basis, this Board Charter shall be reviewed and assessed, and any proposed changes shall be submitted to the Board for consideration.

(b) Any security holder may contact the Board by email or by writing to the Board c/o the Corporate Secretary. Matters relating to the Corporation's accounting, internal accounting controls or auditing matters will be referred to the Audit Committee. Other matters will be referred to the Board Chair.

Appendix E

Audit Committee Charter

1. PURPOSE

1.1. The Audit Committee (the "Committee") is a standing committee of the Board of Directors of Potash Corporation of Saskatchewan Inc. (the "Corporation"). Its purpose is to assist the Board of Directors in fulfilling its oversight responsibilities for (i) the integrity of the Corporation's financial statements, (ii) the Corporation's compliance with legal and regulatory requirements, (iii) the qualifications and independence of the auditors of the Corporation (the "external auditors"), and (iv) the performance of the Corporation's internal audit function and external auditors. The Committee will also prepare the report that is, under applicable legislation and regulation, required to be included in the Corporation's annual proxy statement and circular.

2. AUTHORITY

2.1. The Committee has authority to conduct or authorize investigations into any matter within its scope of responsibility. It is empowered to:

(a) Determine the public accounting firm to be recommended to the Corporation's shareholders for appointment as external auditors, and, subject to applicable law, be directly responsible for the compensation and oversight of the work of the external auditors. The external auditors will report directly to the Committee.

(b) Resolve any disagreements between management and the external auditors regarding financial reporting.

(c) Pre-approve all auditing and permitted non-audit services performed by the Corporation's external auditors.

(d) Retain independent counsel, accountants, or others to advise the Committee or assist in its duties.

(e) Seek any information it requires from employees — all of whom are directed to cooperate with the Committee's requests — or external parties.

(f) Meet with the Corporation's officers, external auditors or outside counsel, as necessary.

(g) Delegate authority, to the extent permitted by applicable legislation and regulation, to one or more designated members of the Committee, including the authority to pre-approve all auditing and permitted non-audit services, providing that such decisions are presented to the full Committee at its next scheduled meeting.

3. COMPOSITION

3.1. The Committee shall consist of at least three and no more than six members of the Board of Directors.

3.2. The Corporate Governance and Nominating Committee will recommend to the Board of Directors members for appointment to the Committee and the Chair of the Committee. Only independent Directors shall be entitled to vote on any Board resolution approving such recommendations.

3.3. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains in office.

3.4. Each Committee member shall be independent according to the independence standards established by the Board of Directors, and all applicable corporate and securities laws and stock exchange listing standards.

3.5. Each Committee member will also be financially literate. At least one member shall be designated as the "financial expert", as defined by applicable legislation and regulation. No Committee member shall simultaneously serve on the audit committees of more than two other public companies.

4. MEETINGS

4.1. A majority of the members of the Committee shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members present at a meeting duly called and held. All Committee members are expected to attend each meeting, in person or via tele- or video-conference. Any decision or determination of the Committee reduced to writing and signed by all of the members of the Committee shall be fully as effective as if it had been made at a meeting duly called and held.

4.2. The Committee will meet at least once each fiscal quarter, with authority to convene additional meetings, as circumstances require. The Committee will invite other members of the Board of Directors, members of management, internal auditors or others to attend meetings and provide pertinent information, as necessary. External auditors shall be entitled to receive notice of every meeting of the Committee and to attend and be heard thereat. The Committee will meet separately, periodically, with management, with internal audit and with external auditors. The Committee will also meet periodically *in camera*. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials.

4.3. The time at which and place where the meetings of the Committee shall be held and the calling of meetings and the procedure in all things at such meetings shall be determined by the Committee; provided that meetings of the Committee shall be convened whenever requested by the external auditors or any member of the Committee in accordance with the *Canada Business Corporations Act* (the "CBCA"). Following a Committee meeting, the Committee Chair shall report on the Committee's activities to the Board of Directors at the next Board of Directors meeting. The Committee shall keep and approve minutes of its meetings in which shall be recorded all action taken by it, which minutes shall be available as soon as practicable to the Board of Directors.

5. CHAIR

5.1. The Chair of the Committee shall have the duties and responsibilities set forth in Appendix "A".

6. RESPONSIBILITIES

There is hereby delegated to the Committee the duties and powers specified in section 171 of the CBCA and, without limiting these duties and powers, the Committee will carry out the following responsibilities.

6.1. Financial Statements

(a) Review significant accounting and reporting issues and understand their impact on the financial statements. These issues include:

(i) complex or unusual transactions and highly judgmental areas;

(ii) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation's selection or application of accounting principles; and

(iii) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation.

(b) Review analyses prepared by management and/or the external auditors, setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of new or revised IFRS methods on the financial statements.

(c) Review both U.S. GAAP (where applicable) and IFRS issues and any reconciliation issues from IFRS to U.S. GAAP.

(d) Review with management and the external auditors the results of the audit, including any difficulties encountered. This review will include any restrictions on the scope of the external auditors' activities or on access to requested information, and the resolution of any significant disagreements with management.

(e) Review and discuss the annual audited financial statements and quarterly financial statements with management and the external auditors, including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A"), including the discussion of critical accounting estimates included therein.

(f) Review and discuss the unaudited annual financial statements prior to the Corporation's year-end earnings release.

(g) Review the annual financial statements and MD&A and make a determination whether to recommend their approval by the Board of Directors.

(h) Approve the quarterly financial statements and MD&A prior to their release.

(i) Review disclosures made by the Chief Executive Officer and the Chief Financial Officer during the Forms 10-K and 10-Q certification process about significant deficiencies or material weaknesses in the design or operation of internal controls or any fraud that involves management or other employees who have a significant role in the Corporation's internal controls.

(j) Review and discuss earnings press releases prior to their release (particularly use of "pro forma" information or other non-IFRS financial measures), as well as financial information and earnings guidance provided externally, including to analysts and rating agencies.

(k) Review management's internal control report and the related attestation by the external auditors of the Corporation's internal controls over financial reporting.

6.2. Internal Control

(a) Consider the effectiveness of the Corporation's internal control system, including information technology security and control.

(b) Understand the scope of internal audit's and external auditors' review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management's responses.

(c) As requested by the Board of Directors, discuss with management, internal audit and the external auditors the Corporation's major risk exposures (whether financial, operational or otherwise), the adequacy and effectiveness of the accounting and financial controls, and the steps management has taken to monitor and control such exposures.

(d) Annually review the Corporation's disclosure controls and procedures, including any significant deficiencies in, or material non-compliance with, such controls and procedures.

(e) Discuss with the Chief Financial Officer and, as is in the Committee's opinion appropriate, the Chief Executive Officer, all elements of the certification required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

6.3. Internal Audit

(a) Review with management, the external auditors and internal audit the charter, plans, activities, staffing and organizational structure of the internal audit function.

(b) Ensure there are no unjustified restrictions or limitations on the functioning of the internal audit department, and review and concur in the appointment, replacement, or dismissal of the Vice President, Internal Audit.

(c) Review the effectiveness of the internal audit function, including compliance with The Institute of Internal Auditors' *International Professional Practices Framework (IPPF)*.

(d) On a regular basis, meet separately with the Vice President, Internal Audit to discuss any matters that the Committee or the Vice President, Internal Audit believes should be discussed privately.

6.4. External Audit

(a) Review the external auditors' proposed audit scope and approach, (including coordination of audit effort with internal audit) and budget.

(b) Oversee the work and review the performance of the external auditors, and make recommendations to the Board regarding the appointment or discharge of the external auditors. In performing this oversight and review, the Committee will:

(i) At least annually, obtain and review a report by the external auditors describing (A) the external auditors' internal quality control procedures; (B) any material issues raised by the most recent internal quality control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues; and (C) (to assess the auditor's independence) all relationships between the external auditors and the Corporation.

(ii) Take into account the opinions of management and internal audit.

(iii) Review and evaluate the lead partner of the external auditors.

(c) On an annual basis receive and review from the external auditors a report on items required to be communicated to the Committee by applicable rules and regulations.

(d) Ensure the rotation of the lead audit partner every five years and other audit partners every seven years, and consider whether there should be regular rotation of the audit firm itself.

(e) Present its conclusions with respect to the external auditors to the full Board of Directors.

(f) Set clear hiring policies for employees or former employees of the present or former external auditors.

(g) On a regular basis, meet separately with the external auditors to discuss any matters that the Committee or external auditors believe should be discussed privately.

6.5. Compliance

(a) Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) of any instances of non-compliance.

(b) Establish procedures for: (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

(c) Review the findings of any examinations by regulatory agencies, and any external auditors observations made regarding those findings.

(d) Review the process for communicating the Core Values and Code of Conduct to Corporation personnel, and for monitoring compliance therewith.

(e) Obtain regular updates from management and the Corporation's legal counsel regarding compliance matters.

6.6. Reporting Responsibilities

(a) Regularly report to the Board of Directors about Committee activities and issues that arise with respect to the quality or integrity of the Corporation's financial statements, the Corporation's compliance with legal or regulatory requirements, the performance and independence of the Corporation's external auditors, and the performance of the internal audit function.

(b) Provide an open avenue of communication between internal audit, the external auditors, and the Board of Directors.

(c) Report annually to shareholders, describing the Committee's composition, responsibilities and how they were discharged, and any other information required by applicable legislation or regulation, including approval of non-audit services.

(d) Review any other reports the Corporation issues that relate to Committee responsibilities.

6.7. Other Responsibilities

(a) Discuss with management the Corporation's major policies with respect to risk assessment and risk management.

(b) Perform other activities related to this Committee Charter as requested by the Board of Directors.

(c) Institute and oversee special investigations as needed.

(d) Ensure appropriate disclosure of this Committee Charter as may be required by applicable legislation or regulation.

(e) Confirm annually that all responsibilities outlined in this Committee Charter have been carried out.

(f) Receive and review, at least quarterly, a report prepared by the Corporation's Natural Gas Hedging Committee and, if the Corporation's hedged position is outside approved guidelines, determine the reasons for the deviation and any action which will be taken as a result.

(g) Annually review the Corporation's natural gas hedging policy statement, currency conversion policy and external borrowing policy with respect to the use of derivatives and swaps.

(h) Receive and review, at least annually and in conjunction with the Compensation Committee, a report on pension plan governance including a fund review and retirement plan accruals.

7. FUNDING

7.1. The Corporation shall provide for appropriate funding, as determined by the Committee, for (i) compensation to the external auditors for the purpose of preparing or issuing an audit report or performing other audit review or attest services as pre-approved by the Committee; (ii) compensation to any outside experts employed by the Committee; and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

8. OTHER

8.1. The Committee shall conduct an evaluation of the Committee's performance and this Audit Committee Charter, including Appendix "A" attached hereto, at least annually, and recommend to the Board of Directors such Committee Charter changes as the Committee deems appropriate.

8.2. Authority to make minor technical amendments to this Committee Charter is hereby delegated to the Secretary of the Corporation who will report any amendments to the Board of Directors at its next meeting.

Appendix "A"

POTASH CORPORATION OF SASKATCHEWAN INC.

Audit Committee Chair Position Description

In addition to the duties and responsibilities set out in the Board of Directors Charter and any other applicable charter, mandate or position description, the chair (the "Chair") of the Audit Committee (the "Committee") of Potash Corporation of Saskatchewan Inc. (the "Corporation") has the duties and responsibilities described below.

1. Provide overall leadership to facilitate the effective functioning of the Committee, including:

    (a) overseeing the structure, composition, membership and activities delegated to the Committee;

    (b) chairing every meeting of the Committee and encouraging free and open discussion at meetings of the Committee;

    (c) scheduling and setting the agenda for Committee meetings with input from other Committee members, the Chair of the Board of Directors and management as appropriate;

    (d) facilitating the timely, accurate and proper flow of information to and from the Committee;

    (e) arranging for management, internal and external auditors and others to attend and present at Committee meetings as appropriate;

    (f) arranging sufficient time during Committee meetings to fully discuss agenda items;

    (g) encouraging Committee members to ask questions and express viewpoints during meetings; and

    (h) taking all other reasonable steps to ensure that the responsibilities and duties of the Committee, as outlined in its Charter, are well understood by the Committee members and executed as effectively as possible.

2. Foster ethical and responsible decision making by the Committee and its individual members.

3. Encourage the Committee to meet in separate, regularly scheduled, non-management, closed sessions with the internal auditor and the independent auditors.

4. Following each meeting of the Committee, report to the Board of Directors on the activities, findings and any recommendations of the Committee.

5. Carry out such other duties as may reasonably be requested by the Board of Directors.

Appendix F

Compensation Committee Responsibilities and Procedures

As described in the Compensation Committee's charter, the Compensation Committee has the responsibility to:

- review and approve on an annual basis the corporate goals and objectives relevant to the compensation of our CEO. The Compensation Committee evaluates at least once a year the CEO's performance in light of established goals and objectives and, based on such evaluation, together with all other independent members of the Board, determines and approves the CEO's annual compensation, including, as appropriate, salary, bonus, incentive and equity compensation;

- review and approve on an annual basis the evaluation process and compensation structure for our executive officers, including an annual Executive Salary Administration Program under which the parameters for salary adjustments for officers are established;

- review and make recommendations to the Board with respect to the adoption, amendment and termination of our management incentive-compensation and equity-compensation plans, oversee their administration and discharge any duties imposed on the Compensation Committee by any of those plans;

- assess the competitiveness and appropriateness of our policies relating to the compensation of the executive officers;

- participate in the long-range planning for executive development and succession, and develop a CEO succession plan;

- develop the Compensation Committee's annual report on executive compensation for inclusion in our proxy statement, in accordance with applicable rules and regulations, and review and approve, prior to publication, the compensation sections of the proxy statement;

- review the general design and make-up of our broadly applicable benefit programs as to their general adequacy, competitiveness, internal equity and cost effectiveness;

- annually review the performance of our pension and other retirement benefit plans;

- review periodically executive officer transactions in our securities and approve such transactions as appropriate for their exemption from short-swing profit liability under Section 16(b) of the Exchange Act;

- annually review and recommend to the Board a compensation package for our directors. In considering the director compensation package, the Compensation Committee may take into consideration the relative responsibilities of directors in serving on the Board and its various Committees. The Compensation Committee may request that management report to the Compensation Committee periodically on the status of the compensation package of the Board in relation to other similarly situated companies. Directors who are our employees shall not be compensated for their services as directors. The Compensation Committee shall review annually any stock ownership requirements applicable to directors and shall recommend to the Board revisions to any such requirements as appropriate; and

- perform other review functions relating to management compensation and human resources policies as the Compensation Committee deems appropriate.

As the chief human resources officer, the Vice President, Human Resources and Administration is the Corporation's representative to the Compensation Committee and provides the Compensation Committee with information and input on corporate compensation and benefits philosophy and plan design, succession planning, program administration and the financial impact of director, executive and broad-based employee compensation and benefit programs. In addition, the Vice President, Human Resources and Administration provides information to and works with the Compensation Committee's executive compensation consultant as directed by the Compensation Committee.

Compensation Approval Process

The following chart summarizes the approval process for the compensation of our Chief Executive Officer and our Named Executive Officers.



Compensation Committee 2012 Annual Work Plan

The Compensation Committee's 2012 Annual Work Plan, which summarizes actions taken and matters reviewed by the Compensation Committee during 2012, is as follows:

Committee Action	Jan	Feb	May	Jul	Sept	Nov	Board Action
Approve Executive compensation philosophy to support the business objectives						●	Approve
Recommend Executive Management Team (EMT) changes (as occur)							Approve
Review of EMT total compensation structure (including competitiveness)						●	Information Only
Review CEO succession plan, management structure, and executive development	●						Information Only
Approve CEO's recommendation of EMT's compensation	●						Approve
Review staff succession planning					●		Information Only
Recommend Salary Administration: Merit and range adjustments and budget for next year					●		Approve as part of final budget
Recommend any significant plan changes (as needed) • Incentive and equity plans; • Other plans (may be in conjunction with Audit Committee)							Approve as necessary
Evaluation of CEO's performance in light of goals, base pay and total compensation determined	●						Approve
Recommend CEO's goals relevant to compensation for the next year	●						Approve
Approve Short-term incentive plan's awards and costing for the upcoming year, based upon approved budget targets	●						Approve
Approve Short-term incentive plan payouts for EMT, and in total	●						Approve
Recommend Short-term incentive plan payouts for CEO	●						Approve
Review Status report on short-term performance measures and projected incentive payments				●		●	Information Only
Recommend final design Cash medium-term incentive plan's performance goals, awards, and costing for the upcoming cycle				● (every 3 yrs)		● (every 3 yrs)	Approve
Approve Cash medium-term incentive plan payouts for EMT, and in total	● (every 3 yrs)						Approve
Recommend Cash medium-term incentive plan payouts for CEO	● (every 3 yrs)						Approve
Review status report on Cash medium-term incentive performance measures and projected incentive payments	●			●		●	Information Only

Committee Action	Jan	Feb	May	Jul	Sept	Nov	Board Action
Recommend estimate of total annual projected Performance Option Plan grant requirements	●						Approve
Recommend Performance option grants for CEO, EMT, and in total; reserve analysis and dilution			●				Approve
Recommend Board Compensation Annual Review				●			Approve
Review Execution of stock sales and ownership levels: • CEO, EMT and Board; review dilution	●		●	●		●	Information Only
Approve Report on executive compensation for the annual proxy		●					Approve as part of proxy circular
Review Labour relations environment				●			Information Only
Review (with Audit Committee) Retirement benefits, including fund review, retirement plan accruals, and other				●			Information Only
Review of CEO expenses for prior year (by Committee Chair as authorized by Compensation Committee)	●						Information Only
Review Compensation Committee evaluation and charter review					●		Information Only
Recommend Other risk categories assigned to the Compensation Committee (may be with the Audit Committee)				● (every 2 yrs)			Approve
Review Top 10 Executive Tally Sheet			●				Information Only
Review Pay for Performance Analysis				●			Information Only
Review draft of Compensation Committee Report for Proxy Circular	●						Information Only
Review compensation program risk analysis	●						Information Only
Review interim update on CEO goals			●			●	Information Only
Review peer group/comparator analysis			● (every 2 yrs/as required)				Information Only
Approve peer group/comparator analysis				● (every 2 yrs/as required)			Approve
Review Compensation Committee self-evaluation results				●			Information Only
Approve Short-term incentive plan design						●	Approve
Review report on sustainability performance						●	Information Only
Review of emerging issues in executive compensation	●		●	●		●	Information Only

Appendix G

Additional Survey Participants

**TW CDB General
Industry Executive
Survey**
3M
A.O. Smith
Abbott Laboratories
Accenture
ACH Food
Acxiom
Adecco
Aerojet
Agilent Technologies
Agrium
Air Liquide
Air Products and
   Chemicals
Alcatel-Lucent
Alcoa
Allergan
AMC Entertainment
American Crystal Sugar
American Sugar Refining
Americas Styrenics
AmerisourceBergen
AMETEK
Amgen
AMSTED Industries
Anixter International
APL
Appleton Papers
ARAMARK
Arby's Restaurant Group
Archer Daniels Midland
Arctic Cat
Aricent Group
Arkema
Armstrong World
   Industries
Arrow Electronics
Ashland
AstraZeneca
AT&T
Atos IT Solutions and
   Services
Automatic Data
   Processing
Avaya
Avis Budget Group
BAE Systems
Ball
Barnes Group

BASF
Baxter International
Bayer AG
Bayer Business &
   Technology Services
Bayer CropScience
Bayer HealthCare
BD — Becton Dickson
Beam
Bechtel Systems &
   Infrastructure Inc
Best Buy
Big Lots
Bob Evans Farms
Boehringer Ingelheim
Boeing
Booz Allen Hamilton
BorgWarner
Boston Scientific
Brady
Bristol-Myers Squibb
Brunswick
Bunge
Burlington Northern
   Santa Fe
Bush Brothers
CA, Inc.
Cardinal Health
CareFusion
Cargill
Carlson
Carmeuse North America
   Group
Carnival
Carpenter Technology
Catalent Pharma
   Solutions
Catalyst Health Solutions
Caterpillar
Celanese Americas
Celestica
Century Aluminum
CEVA Logistics
CGI Technologies &
   Solutions
CH2M Hill
Chemtura
Chiquita Brands
CHS
Cintas
Cisco Systems

Clear Channel
   Communications
Cliffs Natural Resources
Cloud Peak Energy
Coach
Coca-Cola
Coca-Cola Enterprises
Coinstar
Colgate-Palmolive
Columbia Sportswear
Comcast
Compass Group
ConAgra Foods
Continental Automotive
   Systems
ConvaTec
Convergys
Cooper Industries
Corning
Covance
Covidien
Crown Castle
CSC
CSX
Cummins
Curtiss-Wright
CVS Caremark
Daiichi Sankyo
Daimler Trucks North
   America
Danaher
Darden Restaurants
Dean Foods
Deckers Outdoor
Dell
Delta Air Lines
Deluxe
Dentsply
Dex One
DIRECTV Group
Dollar Thrifty Automotive
   Group
Dollar Tree
Domtar
Donaldson
Dow Corning
DuPont
E.W. Scripps
Eastman Chemical
Eaton
eBay

Ecolab
Eisai, Inc.
Eli Lilly
EMC
Emerson Electric
EnCana Oil & Gas USA
Endo Health Solutions
EnPro Industries
Equifax
Equity Office Properties
Ericsson
ESRI
Essilor of America
Estee Lauder
Esterline Technologies
Euro-Pro Operating
Exelis
Expedia
Experian Americas
Express Scripts
Exterran
Federal-Mogul
Fidessa Group
Fluor
Ford
Forest Laboratories
Freeport-McMoRan
   Copper & Gold
GAF Materials
Gap
Gates
GATX
Gavilon
GenCorp
General Atomics
General Dynamics
General Mills
General Motors
Gilead Sciences
GlaxoSmithKline
Globecomm Systems
Goodrich
Graco
Green Mountain
GROWMARK
GTECH
H.B. Fuller
Hanesbrands
Hanger Orthopedic
   Group
Harland Clarke

Harman International
   Industries
Harsco
Hasbro
Herman Miller
Hershey
Hertz
Hewlett-Packard
Hexcel
Hilton Worldwide
Hitachi Data Systems
HNI
HNTB
Hoffmann-La Roche
Honeywell
Hormel Foods
Hostess Brands
Houghton Mifflin
   Harcourt Publishing
Hovnanian Enterprises
HTC Corporation
Hunt Consolidated
Hutchinson Technology
IBM
IDEXX Laboratories
Illinois Tool Works
Ingersoll-Rand
Intel
Intercontinental Hotels
International Data Group
International Flavors &
   Fragrances
International Game
   Technology
International Paper
ION Geophysical
Irvine
Itron
ITT — Corporate
J.M. Smucker
J.R. Simplot
Jabil Circuit
Jack-in-the-Box
Jacobs Engineering
JetBlue Airways
Johns-Manville
Johnson & Johnson
Johnson Controls
Kaman Industrial
   Technologies
Kansas City Southern

Kao Brands
KB Home
KBR
Kellogg
Kelly Services
Kennametal
Keystone Foods
Kimberly-Clark
Kimco Realty
Kinross Gold
Koch Industries
Kohler
Kyocera Corporation
L-3 Communications
Land O'Lakes
Leggett and Platt
Lend Lease
Lenovo
Leprino Foods
Level 3 Communications
Lexmark International
Life Technologies
LifeCell
Limited
Lincoln Electric
L'Oreal
Lorillard Tobacco
LSG Sky Chefs
LyondellBasell
Magellan Midstream
    Partners
Makino
Manitowoc
Marriott International
Martin Marietta Materials
Mary Kay
Mattel
Matthews International
McDonald's
McGraw-Hill
MeadWestvaco
Medicines Company
Medtronic
Merck & Co
Meredith
Micron Technology
Microsoft
Milacron
MillerCoors
Mohegan Sun Casino
Molson Coors Brewing
Monsanto
Mosaic
Motorola Mobility
Motorola Solutions
Murphy Oil
Mylan

Nash-Finch
Navigant Consulting
Navistar International
NBTY
Neoris USA
Nestle USA
NeuStar
Newmont Mining
NewPage
Nissan North America
Nokia
Norfolk Southern
Northrop Grumman
Novartis Consumer
    Health
Novo Nordisk
    Pharmaceuticals
Novus International
Nu Skin Enterprises
Nypro
Occidental Petroleum
Office Depot
Omnicare
OMNOVA Solutions
OSI Restaurant Partners
Owens Corning
Pall Corporation
Parker Hannifin
Parsons
PCL Constructors
Performance Food Group
Pfizer
Pitney Bowes
Plexus
Polaris Industries
Polymer Group
PolyOne
Potash
PPG Industries
Praxair
Pulte Homes
Purdue Pharma
Quest Diagnostics
Quintiles
R.R. Donnelley
Ralcorp Holdings
Rayonier
Regency Centers
Research in Motion
Revlon
Ricardo
Rio Tinto
Roche Diagnostics
Rockwell Automation
Rockwell Collins
Rohm Semiconductor
    USA

Rolls-Royce North
    America
S.C. Johnson & Son
Sabre
SAIC
Sanofi-Aventis
SAS Institute
SCA Americas
Schlumberger
Schreiber Foods
Schwan's
Scientific Research
    Corporation
Scotts Miracle-Gro
Seagate Technology
Sealed Air
ServiceMaster Company
ShawCor
Sherwin-Williams
Shire Pharmaceuticals
Siemens AG
Sigma-Aldrich
Snap-on
Sodexo
Solvay America
Sonoco Products
Sony Corporation
Space Systems Loral
Sprint Nextel
SPX
Staples
Starbucks Coffee
    Company
Starwood Hotels &
    Resorts
Statoil
Stepan Company
Stryker
Sundt Construction
Swagelok
Syngenta Crop Protection
Sysco
Target
Taubman Centers
TE Connectivity
Tech Data
TeleTech Holdings
Teradata
Terex
Textron
Thermo Fisher Scientific
Thomson Reuters
Time Warner
Time Warner Cable
T-Mobile USA
Toro
Tower International

Toyota Motor
    Engineering &
    Manufacturing North
    America
Transocean
Trepp
Trident Seafoods
Trinity Industries
Tronox
TRW Automotive
Tupperware Brands
Tyson Foods
Underwriters
    Laboratories
Unilever United States
Union Pacific Corporation
Unisys
United Rentals
United States Cellular
United Technologies
UPS
URS
Valero Energy
Valmont Industries
Verizon
Vertex Pharmaceuticals
Viacom
Viad
VistaPrint
Vulcan Materials
VWR International
Walt Disney
Warner Chilcott
Waste Management
Watson Pharmaceuticals
Wendy's Group
Westlake Chemical
Weyerhaeuser
Whirlpool
Wm. Wrigley Jr.
Xerox
Xylem
YRC Worldwide
Yum! Brands
Zebra Technologies

**Mercer General
Industry Survey**
20-20 Technologies
3PS, Inc.
7-Eleven, Inc.
A & E Television
    Networks
AAA National Office
AAA Northern California,
    Nevada and Utah
AarhusKarlshamn USA
    Inc.

AB Mauri Food Inc.
AB Vista
ABB Concise Optical
    Group
Abbott Laboratories
ABQ Health Partners
Accident Fund Insurance
    Company of America
ACS Technologies
Actavis Inc.
ACUITY
Acuity Brands Inc.
Acuity Brands Inc. —
    Controls
Acuity Brands Inc. —
    Lighting & Luminaries
Aditi Technologies
Adva Optical Networking
    North America, Inc.
Adventist Health
Adventist Health —
    Adventist Med Center
    — Hanford
Adventist Health —
    Adventist Med Center
    — Portland
Adventist Health —
    Castle Medical Center
Adventist Health —
    Feather River Hospital
Adventist Health — Frank
    R. Howard Memorial
    Hospital
Adventist Health —
    Glendale Adventist
    Med Center
Adventist Health — Saint
    Helena Hospital
Adventist Health — San
    Joaquin Community
    Hospital
Adventist Health — Simi
    Valley Hospital
Adventist Health —
    Sonora Regional Med
    Center
Adventist Health — St
    Helena Hospital —
    Clear Lake
Adventist Health —
    Tillamook County
    General Hospital
Adventist Health —
    Ukiah Valley Medical
    Center

Adventist Health — Walla Walla General Hospital
Adventist Health — White Memorial Med Center
Advocate Healthcare
AECOM Technology Corporation
Aeronix, Inc.
AET Inc. Ltd.
AET Inc. Ltd. — AET Offshore Services, Inc.
Aetna, Inc.
AFC Enterprises, Inc.
Aflac Incorporated
AgFirst Farm Credit Bank
Aggreko International
AGL Resources
AGL Resources — Elizabethtown Gas
AGL Resources — Sequent Energy Management
Agnesian HealthCare
AgriBank, FCB
Agropur Cooperative — Cheese & Ingredient
Agropur Cooperative — Natrel USA
Ahlstrom USA
Aimia Proprietary Loyalty US Inc.
AIPSO
Air Liquide
Akzo Nobel, Inc.
Alcoa, Inc.
Alea North America
Alegent Health
Alexian Brothers Health System
Alfa Laval, Inc.
Alion Science and Technology
Allegiance Health
Allen Precision Equipment
Allergan, Inc.
Alliance Data Systems
Alliance Data Systems — Epsilon
Alliance Data Systems — Retail
Alliant Techsystems
Allianz Life Insurance Company of North America

Allina Health System
Allina Health System — New Ulm Medical Center
Ally Financial, Inc.
Ally Financial, Inc. — Auto Finance
Ally Financial, Inc. — Commercial Finance
Ally Financial, Inc. — Insurance
Ally Financial, Inc. — ResCap
ALSAC/St. Jude Children's Research Hospital
Altana ACTEGA Kelstar, Inc.
Altana BYK USA, Inc.
Altana BYK-Gardner USA
Altana ECKART America Corp.
Altana ELANTAS PDG, Inc.
Altarum Institute
Altarum Institute — KAI Research, Inc.
Altria
Alyeska Pipeline Service Company
Amcor Rigid Plastics
AMEC Americas
American Airlines, Inc.
American Cancer Society
American Century Investments
American Century Investments — CA
American College of Emergency Physicians
American Dental Partners, Inc.
American Electric Power
American Express
American Family Insurance
American Financial Group, Inc.
American Financial Group, Inc. — Great American Financial Resources, Inc.
American Financial Group, Inc. — Great American Property and Casualty Insurance Company

American Financial Group, Inc. — Great American Supplemental Products
American Heart Association
American Home Mortgage Servicing, Inc.
American Institute of Physics
American International Group, Inc.
American International Group, Inc. — Chartis
American Medical Association
American Red Cross
American Transmission Company
American University
Amerigroup Corporation
Amerigroup Corporation — Northeastern Region
Amerigroup Corporation — Southern Region
Amerigroup Corporation — Western Region
AmeriPride Services Inc.
Ameriprise Financial
Ameristar Casinos, Inc.
Ameristar Casinos, Inc. — Ameristar Casino Black Hawk
Ameristar Casinos, Inc. — Ameristar Casino Council Bluffs
Ameristar Casinos, Inc. — Ameristar Casino Kansas City
Ameristar Casinos, Inc. — Ameristar Casino St. Charles
Ameristar Casinos, Inc. — Ameristar Casino Vicksburg
Ameristar Casinos, Inc. — Cactus Petes
Ameristar Casinos, Inc. — Resorts East Chicago
Ameritas Life Insurance Corporation
Amherst H. Wilder Foundation

Amica Mutual Insurance Company
Ammeraal Beltech, Inc.
Amtrak
Amway
Anchor Lamina America Inc.
Andersen Corporation
Andersen Menomonie Inc.
Andersen Windows, Inc.
Andrews Kurth LLP
ANH Refractories Company
Ann, Inc.
Ann, Inc. — Ann Taylor
Ann, Inc. — Ann Taylor Factory Stores
Ann, Inc. — LOFT
Anne Arundel Medical Center
Apartment Investment and Management Co.
Apex Systems, Inc.
APL Ltd.
APL Ltd. — APL Logistics
APL Ltd. — APL Logistics, Warehouse
APL Ltd. — APL Maritime
APL Ltd. — APL Terminals, Eagle Marine Services
Apollo Group
Apollo Group — Apollo Global
Apollo Group — College for Financial Planning
Apollo Group — Institute for Professional Development
Apollo Group — University of Phoenix
Apollo Group — Western International University
Arbella Insurance Group
Arby's Restaurant Group
Arc Worldwide
Arch Coal, Inc.
Archstone
Argo Group — US
Argonne National Laboratory
ArjoHuntleigh NA
Arkansas Blue Cross Blue Shield

Arlington County Government
Arnold and Porter, LLP
Arrow Electronics, Inc.
Arrow Electronics, Inc. — ECS
Arrow Electronics, Inc. — Global Components
ARTEL, LLC
Arthrex, Inc.
Asahi Kasei Plastics N.A. Inc.
Ascena Retail Group, Inc.
Ascena Retail Group, Inc. — Dressbarn
Ascena Retail Group, Inc. — Justice
Ascena Retail Group, Inc. — Maurices
Ascend Learning LLC
Ascend Learning LLC — Advanced Informatics
Ascend Learning LLC — ATI Nursing
Ascend Learning LLC — Boston Reed
Ascend Learning LLC — ClickSafety
Ascend Learning LLC — ExamFX — ABLE Inc.
Ascend Learning LLC — Jones and Bartlett Learning
Ascend Learning LLC — National Academy of Sports Medicine
Ascend Learning LLC — National Healthcareer Association
Ascom (Schweiz) AG
Askoll USA Inc.
ASM America, Inc.
Asset Acceptance Capital Corp.
Asset Acceptance Capital Corp. — Legal Recovery Solutions, LLC
Association of American Medical Colleges
Astron Solutions
Asurion
Atkins North America
Atlantic Capital Bank
AtlantiCare

AtlantiCare — AtlantiCare Health Services

AtlantiCare — Regional Medical Center

Atmos Energy

Atria Senior Living Group

Aurora Health Care

Aurora Health Care — Aurora Advanced Health Care

Aurora Health Care — Aurora BayCare Medical Center

Aurora Health Care — Aurora Clinical Laboratories

Aurora Health Care — Aurora Family Service

Aurora Health Care — Aurora Health Care Ventures

Aurora Health Care — Aurora Lakeland Medical Center

Aurora Health Care — Aurora Medical Center Grafton

Aurora Health Care — Aurora Medical Center, Hartford

Aurora Health Care — Aurora Medical Center, Kenosha

Aurora Health Care — Aurora Medical Center, Oshkosh

Aurora Health Care — Aurora Medical Center, Summit

Aurora Health Care — Aurora Medical Centers of Manitowoc County

Aurora Health Care — Aurora Medical Centers of Sheboygan County

Aurora Health Care — Aurora Medical Group

Aurora Health Care — Aurora Medical Group Brown County

Aurora Health Care — Aurora Medical Group System Specialists

Aurora Health Care — Aurora Medical Group Waukesha County

Aurora Health Care — Aurora Medical Group, ADCP

Aurora Health Care — Aurora Medical Group, Burlington Clinic

Aurora Health Care — Aurora Medical Group, Fond du Lac Clinic

Aurora Health Care — Aurora Medical Group, Kenosha

Aurora Health Care — Aurora Medical Group, Manitowoc Clinic

Aurora Health Care — Aurora Medical Group, Marinette-Menominee Clinic

Aurora Health Care — Aurora Medical Group, Metro Southside

Aurora Health Care — Aurora Medical Group, North Region

Aurora Health Care — Aurora Medical Group, Oshkosh Division

Aurora Health Care — Aurora Medical Group, Racine

Aurora Health Care — Aurora Medical Group, Sheboygan Clinic

Aurora Health Care — Aurora Medical Group, Walworth Division

Aurora Health Care — Aurora Pharmacy

Aurora Health Care — Aurora Psychiatric Hospital

Aurora Health Care — Aurora UW Academic Medical Group

Aurora Health Care — Memorial Hospital of Burlington

Aurora Health Care — St. Luke's Medical Center

Aurora Health Care — Visiting Nurse Association

Aurora Health Care — West Allis Memorial Hospital

Austin Community College

Auto Club Group

Automatic Data Processing (ADP)

Automatic Data Processing (ADP) — AVS Division

Automatic Data Processing (ADP) — Dealer Services

Automatic Data Processing (ADP) — Employer Services

Automatic Data Processing (ADP) — Employer Services, MAD Division

Automatic Data Processing (ADP) — Employer Services, NA Division

Automatic Data Processing (ADP) — ES International

Automatic Data Processing (ADP) — TS Division

Automobile Club of Southern California

AutoNation, Inc.

AutoZone, Inc.

AvalonBay Communities, Inc.

Avery Dennison Corporation

Avis Budget Group Inc.

Aviva USA

Avon Products, Inc.

AXA Equitable

Axcess Financial — Axcess Recovery & Credit Solutions

Axcess Financial — Check 'n Go

Axcess Financial Services, Inc.

AXIS Specialty US Services, Inc.

Axxis Drilling, Inc.

AZZ Inc.

AZZ Inc. — Atkinson

AZZ Inc. — Aztec Tubular Products

AZZ Inc. — Central Electric

AZZ Inc. — CGIT

AZZ Inc. — EPSI

AZZ Inc. — Rig-A-Lite

AZZ Inc. — The Calvert Company

B&H Photo

Bacardi U.S.A., Inc.

Bain & Company

Balfour Beatty Construction

Ball Corporation

Ball Corporation — Ball Food & Household Product Division, Americas

Ball Corporation — Ball Packaging Group

Ball Corporation — Metal Beverage Packaging Division

Banco Popular North America

Bare Escentuals

Barilla America Inc.

Bart & Associates, Inc.

Battelle

Battelle — Pacific Northwest National Laboratory

Baxter International Inc.

Baylor College of Medicine

Baylor Health Care System

Baylor Health Care System — Baylor All Saints Medical Center

Baylor Health Care System — Baylor Health Care System Foundation

Baylor Health Care System — Baylor Health Enterprises LP

Baylor Health Care System — Baylor Jack and Jane Hamilton Heart and Vascular Hospital

Baylor Health Care System — Baylor Medical Center at Carrollton

Baylor Health Care System — Baylor Medical Center at Garland

Baylor Health Care System — Baylor Medical Center at Grapevine

Baylor Health Care System — Baylor Medical Center at Irving

Baylor Health Care System — Baylor Medical Center at Plano

Baylor Health Care System — Baylor Medical Center at Waxahachie

Baylor Health Care System — Baylor Research Institute

Baylor Health Care System — Baylor Specialty Health Centers

Baylor Health Care System — Baylor University Medical Center

Baylor Health Care System — HealthTexas Provider Network

Baylor Health Care System — The Heart Hospital Baylor

Baystate Health, Inc.

Bechtel Corporation

Bechtel Plant Machinery, Inc.

Belden, Inc

Belk, Inc.

Belo Corp.

Bentley University

Berkshire Health Systems

Best Buy Company, Inc.

Big Lots, Inc.

Bill & Melinda Gates Foundation

Biodynamic Research Corporation

BJC HealthCare
BJC HealthCare — Barnes-Jewish Hospital
BJ's Wholesale Club, Inc.
Black & Veatch Corporation
BloodCenter of Wisconsin, Inc.
BloodSource
Blue Cross & Blue Shield of Rhode Island
Blue Cross and Blue Shield of Alabama
Blue Cross and Blue Shield of Massachusetts
Blue Cross and Blue Shield of North Carolina
Blue Cross Blue Shield of Minnesota
Blue Cross of Idaho Health Service, Inc.
Blue Cross of Northeastern Pennsylvania
Blue Shield of California
BlueCross BlueShield of Florida
BlueCross BlueShield of Kansas City
BlueCross BlueShield of Louisiana
BlueCross BlueShield of Nebraska
BlueCross BlueShield of South Carolina
BlueCross BlueShield of Tennessee
BlueLinx Corporation
BMO Harris Bank
BMW Financial Services NA, LLC
BMW Manufacturing Co., LLC
BMW of North America, LLC
Board of Governors of the Federal Reserve System
Boart Longyear
Boddie Noell Enterprises, Inc.
Boeing Employees Credit Union
Boise Cascade, LLC

Boise Cascade, LLC — Building Materials Distribution
Boise Cascade, LLC — Wood Products
Boise Inc.
Boise Inc. — Packaging & Newsprint
Boise Inc. — Paper
Bon Secours Health System
Bon Secours Health System — Bon Secours Baltimore Health System
Bon Secours Health System — Bon Secours Charity Health System
Bon Secours Health System — Bon Secours Hampton Roads Health System
Bon Secours Health System — Bon Secours New York Health System
Bon Secours Health System — Bon Secours Richmond Health System
Bon Secours Health System — Bon Secours St. Francis Health System
Bon Secours Health System — Bon Secours St. Petersburg
Bon Secours Health System — Kentucky Health System
Boston College
Boston Medical Center HealthNet Plan
Boston Scientific Corporation
Boston Scientific Corporation — Arden Hills
Boston Scientific Corporation — Coventry
Boston Scientific Corporation — Cryovascular
Boston Scientific Corporation — Endosurgery

Boston Scientific Corporation — EPT
Boston Scientific Corporation — Maple Grove
Boston Scientific Corporation — Miami
Boston Scientific Corporation — Mountain View
Boston Scientific Corporation — Neuromodulation
Boston Scientific Corporation — Precision Vascular
Boston Scientific Corporation — Quincy
Boston Scientific Corporation — San Diego
Boston Scientific Corporation — Spencer
Boston Scientific Corporation — Target
Boy Scouts of America
Brady Corporation
Branch Banking & Trust Company
Bremer Financial Corporation
Bremer Financial Corporation — Bremer Bank NA, Alexandria
Bremer Financial Corporation — Bremer Bank NA, Brainerd
Bremer Financial Corporation — Bremer Bank NA, Fargo
Bremer Financial Corporation — Bremer Bank NA, Grand Forks
Bremer Financial Corporation — Bremer Bank NA, International Falls
Bremer Financial Corporation — Bremer Bank NA, Saint Cloud

Bremer Financial Corporation — Bremer Bank NA, Twin Cities
Bremer Financial Corporation — Bremer Bank NA, Willmar
Bremer Financial Corporation — Bremer Bank NA, Wisconsin
Bremer Financial Corporation — Bremer Insurance Agencies
Bridgepoint Education, Inc.
Bristow Group
Broadridge Financial Solutions, Inc.
Broadridge Financial Solutions, Inc. — Investor Communication Solutions
Broadridge Financial Solutions, Inc. — Securities Processing Solutions
Brookdale Senior Living, Inc.
Brookfield Renewable Power
Brookhaven National Laboratory
Brookstone, Inc.
Broward Health
Broward Health — Broward General Medical Center
Broward Health — Coral Springs Medical Center
Broward Health — Imperial Point Medical Center
Broward Health — North Broward Medical Center
Brown and Caldwell
BRP US, Inc.
Bryan Cave LLP
BSH Home Appliances Corporation
Buckeye Partners, L.P.
Buckingham Asset Management, LLC

Burgess & Niple, Inc.
Burlington Coat Factory
Burns & McDonnell
C&S Wholesale Grocers
Cablevision Systems Corporation
CACI International, Inc.
CAE SimuFlite Civil Training and Services
CAE SimuFlite Civil Training and Services — Denver CATS
CAE SimuFlite Civil Training and Services — Northeast Training
CAE SimuFlite Military Simulation & Training — Presagis
CAE SimuFlite Military Simulation & Training — Tampa
Calamos Investments
California Casualty Management Company
California Dental Association
California Dental Association — Rotunda Partners
California Dental Association — TDIC Insurance Solutions
California Dental Association — The Dentist Insurance Company (TDIC)
California Hospital Association
California Institute of Technology
California ISO
California Pizza Kitchen
Cambia Health Solutions
Campari America
Campbell Soup Company
Campbell Soup Company — International Simple Meals and Beverages
Campbell Soup Company — North America Foodservice
Campbell Soup Company — Pepperidge Farm
Campbell Soup Company — U.S Simple Meals
Canadian Pacific US

Capella Education Company
Capital One Financial Corp.
Cardinal Health, Inc.
Career Education Corporation
CareFirst BlueCross BlueShield
CareFusion Corporation
Cargill, Inc.
Caribou Coffee Company
Carleton College
Carlson
Carlson — Carlson Wagonlit Travel
Carlson — Hotels Worldwide
Carlson — Restaurants Worldwide
CarMax, Inc.
Carmeuse North America
Carnegie Mellon University
Carolinas Healthcare System
Carpenter Technology Corporation
Carter's, Inc.
Casey Family Programs
Caterpillar, Inc.
Catholic Charities Health and Human Services
Catholic Charities Health and Human Services — Community Services
Catholic Charities Health and Human Services — Services
Catholic Financial Life
Catholic Health Initiatives
Catholic Health Initiatives — CHI Nebraska
Catholic Health Initiatives — Franciscan Health System
Catholic Health Initiatives — Franciscan Villa
Catholic Health Initiatives — Good Samaritan Hospital
Catholic Health Initiatives — Memorial Health Care System

Catholic Health Initiatives — Mercy Health Network
Catholic Health Initiatives — Mercy Medical Center Roseburg
Catholic Health Initiatives — Mercy Medical Center Williston
Catholic Health Initiatives — St Elizabeth Regional Medical Center
Catholic Health Initiatives — St. Catherine Hospital
Catholic Health Initiatives — St. Clare's Health System
Catholic Health Initiatives — St. Francis Healthcare Campus
Catholic Health Initiatives — St. Francis Medical Center
Catholic Health Initiatives — St. Joseph Health System
Catholic Health Initiatives — St. Joseph Regional Health Network
Catholic Health Initiatives — St. Joseph's Area Health Services
Catholic Health Initiatives — St. Joseph's Hospital & Health Center
Catholic Health Initiatives — St. Mary's Community Hospital
Catholic Health Initiatives — St. Vincent Health System
Catholic Health Initiatives — Unity Family Healthcare
Catholic Health Initiatives — Villa Nazareth
CDM Smith, Inc.
CDS Global, Inc.
Cedars-Sinai Health System
Celestica
Cemex, Inc. US
Cengage Learning
CenterPoint Energy

Central Georgia Health System — Carlyle Place
Central Georgia Health System — The Medical Center of Central Georgia
Centura Health
Centura Health — Avista Adventist Hospital
Centura Health — Centura Health At Home
Centura Health — Littleton Adventist Hospital
Centura Health — Mercy Regional Medical Center
Centura Health — Parker Adventist Hospital
Centura Health — Penrose St. Francis Hospital
Centura Health — Porter Adventist Hospital
Centura Health — St. Anthony Central Hospital
Centura Health — St. Anthony North Hospital
Centura Health — St. Anthony's Summit Medical Center
Centura Health — St. Mary Corwin Hospital
Centura Health — St. Thomas More Hospital
CenturyLink
CertusBank
CEVA Logistics Americas
CGI Technologies and Solutions, Inc. US
CH2M Hill
Charter Communications
Checkpoint Systems Inc.
Checkpoint Systems Inc. — Merchandise Visibility
Checkpoint Systems Inc. — North America
Checkpoint Systems Inc. — SMS Worldwide
Chelan County Public Utility District
Chemetall — US Inc.

Chemetall Lithium
Chicago Board Options Exchange
Children's Healthcare of Atlanta
Children's Hospital Boston
Children's Hospital Central California
Children's Hospital Los Angeles
Children's Hospital of Orange County
Children's Hospital of Wisconsin
Children's Hospitals and Clinics of Minnesota
Children's Medical Center of Dallas
Children's Memorial Hospital
Chipotle Mexican Grill
Chiquita Brands International, Inc.
Choctaw Nation of Oklahoma
Choctaw Nation of Oklahoma — Choctaw Defense
Choice Hotels International, Inc.
Christiana Care Health System
Christopher & Banks
CHRISTUS Health
CHRISTUS Health — CHRISTUS Spohn
CHS Inc.
CHS Inc. — Agriculture
CHS Inc. — Business Solutions
CHS Inc. — Energy
Church & Dwight Co., Inc.
Cimarex Energy Co.
Cincinnati Children's Hospital Medical Center
Cinetic Automation
Cinetic Landis Corp.
Cinetic Sorting Corp.
Cirque du Soleil, Lake Buena Vista
Cirque du Soleil, Las Vegas
Cirque du Soleil, Pellicola, L.L.C.

Citi — Citi North America, Operations & Technology
Citizens Property Insurance Corporation
Citizens Republic Bancorp, Inc.
City and County of Denver
City National Bank
City of Dublin
City of Fort Worth
City of Garland
City of Hope
City of Houston
City of Overland Park, Kansas
City of Redmond
City of Richmond
Classified Ventures, LLC
Clean Harbors Environmental Services
Cleco Corporation
Clemens Family Corporation
Clemens Family Corporation — Clemens Food Group
Cleveland Brothers Equipment Co., Inc.
Cleveland Clinic
Cleveland Clinic — Euclid Hospital
Cleveland Clinic — Fairview Hospital
Cleveland Clinic — Hillcrest Hospital
Cleveland Clinic — Lakewood Hospital
Cleveland Clinic — Lutheran Hospital
Cleveland Clinic — Marymount Hospital
Cleveland Clinic — Medina Hospital
Cleveland Clinic — SouthPointe Hospital
Cloud Peak Energy Resources
CNA Financial Corporation
CNH America LLC
CNO Financial Group, Inc.
Coats North America

Coca-Cola Bottling Co. Consolidated
Coca-Cola Refreshments
Coffeyville Resources Nitrogen Fertilizers, LLC
Coinstar, Inc.
Coinstar, Inc. — Coin and Entertainment Services
Coinstar, Inc. — DVD Services
Colgate-Palmolive Company
Collective Brands, Inc.
College of DuPage
Collin County
Colonial Pipeline Company
Colorado Springs Utilities
Columbian Chemicals Company
Columbian Chemicals Company — Hickok KS Plant
Columbian Chemicals Company — North America Region
Columbian Chemicals Company — North Bend Plant
Columbus McKinnon Corporation
Comcast Corporation
Comcast Corporation — Comcast Cable Communications
Comerica, Inc.
Community Health Network
Community Health Systems
Compass Bank
Compass Group North America
Computer Sciences Corporation
Computer Sciences Corporation — Business Services & Solutions
Computer Sciences Corporation — Managed Services

Computer Sciences Corporation — North American Public Sector
Computershare
Concorde Career Colleges Inc.
Connecticut Children's Medical Center
Constellation Brands, Inc.
Continental Western Group, LLC
Convergys Corporation
Con-way Inc.
CoreLogic, Inc.
Corn Products
Cornell University
Corning, Inc.
Corning, Inc. — Corning Cable Systems
Corning, Inc. — Display Technologies
Corning, Inc. — Environmental Technologies
Corning, Inc. — Life Sciences
Corning, Inc. — Optical Fiber
Corning, Inc. — Specialty & Ophthalmic Materials
Country Financial
Covance, Inc.
Covanta Energy
Covenant Health
Covenant Health — Covenant HomeCare
Covenant Health — Covenant Medical Management
Covenant Health — Fort Loudoun Medical Center
Covenant Health — Fort Sanders Perinatal Center
Covenant Health — Fort Sanders Regional Medical Center
Covenant Health — Fort Sanders West
Covenant Health — Fort Sanders West Outpatient Surgery
Covenant Health — Healthworks-MMC

Covenant Health — Knoxville Heart Group
Covenant Health — LeConte Medical Center
Covenant Health — Methodist Medical Center
Covenant Health — Morristown-Hamblen Health System
Covenant Health — Parkwest Medical Center
Covenant Health — Thompson Cancer Survival Center
Covenant Health — Thompson Oncology Group
Coventry Health Care, Inc.
Coventry Health Care, Inc. — Altius Health Plan, Inc.
Coventry Health Care, Inc. — CHC of Delaware, Inc.
Coventry Health Care, Inc. — CHC of Georgia, Inc.
Coventry Health Care, Inc. — CHC of Kansas, Inc.
Coventry Health Care, Inc. — CHC of Louisiana, Inc.
Coventry Health Care, Inc. — CHC Workers Compensation
Coventry Health Care, Inc. — Florida Health Plan Admin LLC
Coventry Health Care, Inc. — GDS, Inc.
Coventry Health Care, Inc. — Government
Coventry Health Care, Inc. — Group Health Plan, Inc.
Coventry Health Care, Inc. — HealthAmerica Pennsylvania, Inc.
Coventry Health Care, Inc. — MHNet Specialty Services, LLC

Coventry Health Care, Inc. — Midlands (Iowa/Nebraska)
Coventry Health Care, Inc. — PersonalCare
Coventry Health Care, Inc. — Preferred Health Systems
Coventry Health Care, Inc. — Southern Health Services-Carelink
Coventry Health Care, Inc. — WellPath Select, Inc.
Cox Enterprises, Inc.
Cox Enterprises, Inc. — AutoTrader.com
Cox Enterprises, Inc. — Cox Broadcasting
Cox Enterprises, Inc. — Cox Media Group
Cox Enterprises, Inc. — Cox Newspapers, Atlanta Journal Constitution
Cox Enterprises, Inc. — Cox Newspapers, Austin Newspaper
Cox Enterprises, Inc. — Cox Newspapers, Palm Beach Newspapers
Cox Enterprises, Inc. — Cox Radio, Inc.
Cox Enterprises, Inc. — Cox Search, Kudzu
Cox Enterprises, Inc. — Cox Target Media
Cox Enterprises, Inc. — Manheim
Cracker Barrel Old Country Store, Inc.
Crayola LLC
Creamy Creation LLC
Credit Acceptance Corporation
Credit Suisse AG
Crocs, Inc.
Crowe Horwath LLP
Crowley Maritime Corporation
Crowley Maritime Corporation — Crowley Liner Services, Inc., Latin America

Crowley Maritime Corporation — Crowley Liner Services, Inc., Puerto Rico & Caribbean
Crowley Maritime Corporation — Crowley Logistics, Inc.
Crowley Maritime Corporation — Petroleum Distribution & Contract Services
Crowley Maritime Corporation — Petroleum Services
Crowley Maritime Corporation — Technical Services
Crown Castle International Corporation
Crum & Forster
CSA International
CSL International, Inc.
Cubic Corporation
Cubic Corporation — Cubic Applications, Inc.
Cubic Corporation — Cubic Defense Applications, Inc.
Cubic Corporation — Cubic Defense Applications, Inc., Simulation Systems Division
Cubic Corporation — Cubic Global Tracking Solutions, Inc.
Cubic Corporation — Cubic Security Systems, Inc.
Cubic Corporation — Cubic Transportation Systems, Inc.
Cummins, Inc.
Cummins, Inc. — Components
Cummins, Inc. — Distribution Business
Cummins, Inc. — Engine Business
Cummins, Inc. — Power Generation
CUNA Mutual Group
Curtiss-Wright Corporation

Curtiss-Wright Corporation — Curtiss-Wright Controls, Inc.
Curtiss-Wright Corporation — Curtiss-Wright Controls, Inc., Embedded Computing Systems, Modular Solutions
Curtiss-Wright Corporation — Curtiss-Wright Controls, Inc., Engineered Systems
Curtiss-Wright Corporation — Curtiss-Wright Flow Control Corporation
Curtiss-Wright Corporation — Curtiss-Wright Flow Control Corporation, Oil & Gas Systems
Curtiss-Wright Corporation — Metal
CVS Caremark
Daiichi Sankyo, Inc.
Dairy Management, Inc.
Dairy Management, Inc. — U.S. Dairy Export Council
Dallas Central Appraisal District
Danaher Motion
Danfoss US
Danfoss US — SeaRecovery
Darden Restaurants, Inc.
Darden Restaurants, Inc. — Bahama Breeze
Darden Restaurants, Inc. — Capital Grill
Darden Restaurants, Inc. — Eddie V's
Darden Restaurants, Inc. — LongHorn
Darden Restaurants, Inc. — Olive Garden
Darden Restaurants, Inc. — Red Lobster
Darden Restaurants, Inc. — Seasons 52
Darden Restaurants, Inc. — Specialty Group

Dassault Falcon Jet Corporation
Dawn Food Products
Day & Zimmermann Group, Inc.
Day & Zimmermann Group, Inc. — American Ordnance
Day & Zimmermann Group, Inc. — Day & Zimmermann Engineering & Construction Services
Day & Zimmermann Group, Inc. — Day & Zimmermann Engineering, Construction and Maintenance
Day & Zimmermann Group, Inc. — Day & Zimmermann Government Services
Day & Zimmermann Group, Inc. — Day & Zimmermann Munitions and Defense, Kansas
Day & Zimmermann Group, Inc. — Day & Zimmermann Munitions and Defense, Lone Star
Day & Zimmermann Group, Inc. — Day & Zimmermann NPS
Day & Zimmermann Group, Inc. — Day & Zimmermann Security Services
Day & Zimmermann Group, Inc. — Day & Zimmermann SOC
Day & Zimmermann Group, Inc. — H. L. Yoh Company
Day & Zimmermann Group, Inc. — Mason & Hanger
Daymar Colleges Group — Daymar Learning of Ohio, Inc
Daymar Colleges Group — Daymar Learning of Paducah, Inc

Daymar Colleges Group — Daymar Learning, Inc
Daymar Colleges Group — Draughons Junior College, Inc
Daymar Colleges Group, LLC
DBP Holdings Corp.
DCI Marketing
Dean Foods Company
Dean Foods Company — Dairy
Dean Foods Company — Morningstar Foods
Dean Foods Company — WhiteWave Foods
Deckers Outdoor Corporation
Deckers Outdoor Corporation — E-Commerce
Deckers Outdoor Corporation — Other Brands
Deckers Outdoor Corporation — Retail Stores
Deckers Outdoor Corporation — Sanuk
Deckers Outdoor Corporation — Teva & Simple
Deckers Outdoor Corporation — Ugg
Deere & Company
Deere & Company — John Deere Credit
Del Monte Foods Company
Del Monte Foods Company — Consumer Products
Del Monte Foods Company — Pet Products
DeLaval Inc.
Delhaize America
Delhaize America — Bottom Dollar Foods
Delhaize America — Food Lion
Delhaize America — Hannaford
Delhaize America — Harveys Supermarket

Delhaize America — Sweetbay
Deloitte Services LP
DeLorme Publishing Co., Inc.
Denso Manufacturing Tennessee, Inc.
Denver Health & Hospital Authority
Denver Public Schools
DePaul University
Devon Energy
DeVry, Inc.
Dex One Corporation
DHL Express — USA
DHL Regional Services, Inc.
Dick's Sporting Goods
Diebold, Incorporated
Digital Generation, Inc.
DineEquity, Inc.
DineEquity, Inc. — Applebee's
DineEquity, Inc. — IHOP
Direct Supply, Inc.
Direct Supply, Inc. — Aptura
Direct Supply, Inc. — DSSI
Direct Supply, Inc. — Equipment & Furnishings
Direct Supply, Inc. — Services & Solutions
Direct Supply, Inc. — The Equipment Lifecycle System
Discovery Communications
DISH Network Corp.
Diversey Inc.
DLA Piper US, LLP
DnB NOR Bank
Dockwise USA
Dockwise USA — ODL
Dockwise USA — OKI
Doherty Employment Group
Dole Food Company, Inc.
Dollar General Corporation
Dollar Tree, Inc.
Dominion Resources, Inc.
Dominion Resources, Inc. — Dominion Energy

Dominion Resources, Inc. — Dominion Generation
Dominion Resources, Inc. — Dominion Virginia Power
Domino's Pizza, Inc.
Domtar Corporation
Doosan Infracore International, Inc.
Dorsey & Whitney LLP
Dover Corporation
Dover Corporation — Dover Communication Technologies
Dover Corporation — Dover Energy
Dover Corporation — Dover Engineered Systems
Dover Corporation — Dover Printing & Identification
Dr. Pepper Snapple Group
Drexel University
DRS Technologies
DRS Technologies — C3 & Aviation
DRS Technologies — Power and Environmental Systems
DRS Technologies — Reconnaissance, Surveillance and Target Acquisition (RSTA)
DRS Technologies — Tactical Systems
Drummond Company, Inc.
DSC Logistics
DSI Underground Systems, Inc.
DST Systems, Inc.
DST Systems, Inc. — Argus Health Systems, Inc.
DST Systems, Inc. — DST Health Solutions
DST Systems, Inc. — DST Output, LLC
DST Systems, Inc. — MC Realty Group
Duke Energy Corporation

Duke Energy Corporation — Carolinas
Duke Energy Corporation — Indiana
Duke Energy Corporation — Ohio/Kentucky
Duke University Health System
Dun & Bradstreet Corporation
Dunkin' Brands, Inc.
Duquesne Light Holdings, Inc.
DxID, LLC
Dynegy, Inc.
DYWIDAG-Systems International USA Inc.
Early Warning Services
Ecolab
ECONET, Inc.
ECONET, Inc. — Aloecorp, Inc.
ECONET, Inc. — Unigen, Inc.
ECONET, Inc. — Univera, Inc.
ED&F Man Holdings, Inc. — ED&F Man Derivatives Advisors Inc
ED&F Man Holdings, Inc. — ED&F Man Sugar, Inc.
ED&F Man Holdings, Inc. — Molasses Liquid Products Corp USA
ED&F Man Holdings, Inc. — Volcafe Specialty Coffee LLC
Edison Mission Energy
Education Management Corporation
Edward Hospital & Health Services
Edward Jones
Edwards Lifesciences, LLC
El Paso Corporation
Electric Reliability Council of Texas, Inc. (ERCOT, Inc.)
Elevations Credit Union
Elizabeth Arden, Inc.
Elkay Manufacturing Company
Elsevier
EMCOR Group, Inc.
EMD Serono

Emdeon Corporation
Emory University
Employers Mutual Casualty Company
Energen Corporation
Energen Corporation — Alabama Gas Corporation
Energen Corporation — Energen Resources Corporation
Energy Future Holdings Corporation
Energy Future Holdings Corporation — Luminant
Energy Future Holdings Corporation — TXU Energy
EnergySolutions
EnergySolutions — Commercial Services Group
EnergySolutions — Government Customer Group
EnPro Industries, Inc.
EnPro Industries, Inc. — CPI
EnPro Industries, Inc. — Fairbanks Morse Engine
EnPro Industries, Inc. — Garlock Sealing Technologies
EnPro Industries, Inc. — GGB Bearing Technology
EnPro Industries, Inc. — Stemco
EnPro Industries, Inc. — Technetics
ENSCO International, Inc.
ENSCO International, Inc. — North & South America Business Unit
Enterprise Products Partners L.P.
EOG Resources, Inc.
Epson America, Inc.
Equity Residential
Erickson Living
Erickson Living — Ann's Choice
Erickson Living — Ashby Ponds

Erickson Living — Brooksby Village
Erickson Living — Cedar Crest
Erickson Living — Charlestown
Erickson Living — Eagle's Trace
Erickson Living — Fox Run
Erickson Living — Greenspring
Erickson Living — Highland Springs
Erickson Living — Linden Ponds
Erickson Living — Maris Grove
Erickson Living — Oak Crest
Erickson Living — Riderwood
Erickson Living — Sedgebrook
Erickson Living — Tallgrass Creek
Erickson Living — Wind Crest
Erie Insurance Group
Ernst & Young, LLP
Essentia Health
Essentia Health — Brainerd Medical Center
Essentia Health — Duluth Clinic
Essentia Health — Essentia Institute of Rural Health
Essentia Health — Innovis Health
Essentia Health — Midwest Medical Equipment & Supply
Essentia Health — Northern Pines Medical Center
Essentia Health — Pine Medical Center
Essentia Health — Polinsky Medical Rehab Center
Essentia Health — St Mary's Hospital of Superior

Essentia Health — St. Joseph's Medical Center
Essentia Health — St. Mary's Medical Center
Essilor of America
Estee Lauder Companies, Inc.
Esurance Insurance Services, Inc.
Exel, a DP-DHL Company
Exel, a DP-DHL Company — Automotive, Engineer, Manufacturing, Chemical & Energy (AEMCE) Sector
Exel, a DP-DHL Company — CRH
Exel, a DP-DHL Company — Exel Direct
Exel, a DP-DHL Company — Power Packaging
Exel, a DP-DHL Company — Retail Sector
Exel, a DP-DHL Company — TASL Sector
Exelis Inc.
Exelis Inc. — Exelis Electronic Systems
Exelis Inc. — Exelis Electronic Systems: Communications Systems Division
Exelis Inc. — Exelis Electronic Systems: Electronic Attack Division
Exelis Inc. — Exelis Electronic Systems: Integrated Electronic Warfare Systems Division
Exelis Inc. — Exelis Electronic Systems: Integrated Structures Division
Exelis Inc. — Exelis Electronic Systems: Radar Systems Division
Exelis Inc. — Exelis Geospatial Systems: ISR Division
Exelis Inc. — Exelis Geospatial Systems: Night Vision Division

Exelis Inc. — Exelis Geospatial Systems: PNT Division
Exelis Inc. — Exelis Geospatial Systems: VIS Division
Exelis Inc. — Exelis Information Systems
Exelis Inc. — Exelis Information Systems: Advanced Information Systems Division
Exelis Inc. — Exelis Information Systems: Air Traffic Management Division
Exelis Inc. — Exelis Information Systems: Air Transportation Systems Division
Exelis Inc. — Exelis Information Systems: Network Systems Division
Exelis Inc. — Exelis Mission Systems Afghan Programs Division
Exelis Inc. — Exelis Mission Systems: Americas Programs Division
Exelis Inc. — Exelis Mission Systems: Middle East Programs Division
Exelis Inc. — Exelis Mission Systems: Space Ground & Range Systems Division
Exelis Inc. — Exelis Mission Systems: TAC Division
Exelis Inc. — Geospatial Systems
Exelis Inc.- Exelis Mission Systems
Exelis Information Systems
Exelis Mission Systems
Exelon Corporation
Exempla Healthcare, Inc.
Exeter Hospital
Express Scripts, Inc.
Exterran
Faegre Baker Daniels

FairPoint Communications
Fairview Health Services
Fairview Health Services — Southwest Care System
Faithful+Gould
Farm Credit Bank of Texas
Farm Credit of New Mexico
Farm Credit West
Farmland Foods, Inc.
FBL Financial Group, Inc.
FCCI Services Inc.
Federal Home Loan Bank of Atlanta
Federal Home Loan Bank of Pittsburgh
Federal Reserve Bank of Atlanta
Federal Reserve Bank of Boston
Federal Reserve Bank of Chicago
Federal Reserve Bank of Cleveland
Federal Reserve Bank of Dallas
Federal Reserve Bank of Minneapolis
Federal Reserve Bank of Philadelphia
Federal Reserve Bank of Richmond
Federal Reserve Bank of San Francisco
Federal Reserve Bank of St. Louis
Federal Reserve Information Technology
Federal-Mogul Corporation
Federal-Mogul Corporation — Aftermarket
Federal-Mogul Corporation — Athens
Federal-Mogul Corporation — Blacksburg
Federal-Mogul Corporation — Burlington

Federal-Mogul Corporation — Frankfort
Federal-Mogul Corporation — Lake City
Federal-Mogul Corporation — Manitowoc
Federal-Mogul Corporation — Powertrain Energy
Federal-Mogul Corporation — Skokie Manufacturing Plant
Federal-Mogul Corporation — Van Wert
Federal-Mogul Corporation — Vehicle Safety and Protection Group
Federated Investors
FedEx Corporation
FedEx Express
FedEx Freight System
FedEx Office
FedEx Services
FedEx SupplyChain
Fennemore Craig, P.C.
Fenwick & West, LLP
Ferguson Enterprises, Inc.
Fermi National Accelerator Laboratory
Ferrellgas
Ferrovial
Festo US
Fidelis Care of New York
Fidelity National Information Services
Fifth Third Bancorp
FINRA
Fireman's Fund Insurance Company
First American Corporation
First American Corporation — First American Trust
First Commonwealth Financial Corporation
First Commonwealth Financial Corporation — First Commonwealth Bank
First Data Corporation

First Financial Bank
First Interstate BancSystem, Inc.
First Midwest Bank, Inc.
First National Bank of Omaha
First-Citizens Bank & Trust Company
FirstEnergy Corporation
FirstEnergy Corporation — FES
FirstEnergy Corporation — FirstEnergy Generation Corp.
FirstEnergy Corporation — Jersey Central Power & Light (JCP&L)
FirstEnergy Corporation — Metropolitan Edison (MET-ED)
FirstEnergy Corporation — Monongahela Power Company (Mon Power)
FirstEnergy Corporation — Nuclear Generation Corp. (FENOC)
FirstEnergy Corporation — Ohio Edison
FirstEnergy Corporation — Pennsylvania Electric Co. (PENELEC)
FirstEnergy Corporation — Pennsylvania Power (Penn Power)
FirstEnergy Corporation — Potomac Edison Company
FirstEnergy Corporation — The Cleveland Electric Illuminating Company
FirstEnergy Corporation — Toledo Edison
FirstEnergy Corporation — West Penn Power Company
FirstGroup America
Fiskars Brands, Inc.
Fives North American Combustion, Inc.
Fives, Inc.
Fletcher Allen Health Care
Florida Hospital

Florida Hospital at Connerton Long Term Acute Care
Florida Hospital Carrollwood
Florida Hospital Tampa
Fluor Corporation
Fluor Corporation — Energy & Chemicals
Fluor Corporation — Fluor Government Group
Fluor Corporation — Global Services
Fluor Corporation — Industrial & Infrastructure
Fluor Corporation — Power
FMR, LLC
Follett Corporation
Follett Corporation — Follett Educational Services
Follett Corporation — Follett Higher Education Group
Follett Corporation — Follett International
Follett Corporation — Follett Library Resources
Follett Corporation — Follett Software Company
Foot Locker, Inc.
Forest City Enterprises
Fortune Brands Home & Security, Inc.
Fortune Brands Home & Security, Inc. — MasterBrand Cabinets, Inc.
Fox Networks Group
Fox Networks Group — Big Ten Network
Fox Networks Group — Fox Broadcasting
Fox Networks Group — Fox College Sports
Fox Networks Group — Fox Movie Channel
Fox Networks Group — Fox Soccer Channel
Fox Networks Group — Fox Sports en Espanol

Fox Networks Group — Fox Sports Net Regional Sports Network
Fox Networks Group — FUEL TV
Fox Networks Group — FX
Fox Networks Group — National Geographic Channel
Fox Networks Group — SPEED
Fred Hutchinson Cancer Research Center
Freedom Communications, Inc.
Freeman Companies
Freeman Companies — Alford Media
Freeman Companies — Freeman AV
Freeman Companies — Freeman Electrical
Freeman Companies — Freeman Expo Hall
Freeman Companies — Stage Rigging
Fremont Group
Fresenius Medical Care NA
Friedkin Companies, Inc.
Friedkin Companies, Inc. — Alaplex AutoTransport, LLC
Friedkin Companies, Inc. — Friedkin Aviation, Inc.
Friedkin Companies, Inc. — Gulf States Administrator, Inc
Friedkin Companies, Inc. — Gulf States Financial Services
Friedkin Companies, Inc. — Gulf States Marketing, Inc.
Friedkin Companies, Inc. — Gulf States Toyota
Friedkin Companies, Inc. — Gulf States Toyota, Transport Systems, LLC
Friedkin Companies, Inc. — Open Road Rent a Car
FrieslandCampina DMV

FrieslandCampina USA LP
Froedtert & Community
    Health
Froedtert & Community
    Health — Community
    Memorial Hospital
Froedtert & Community
    Health — Froedtert
    Memorial Lutheran
    Hospital
Froedtert & Community
    Health — St Joseph's
    Hospital
F-Secure, Inc. North
    America
Fulton Financial
    Corporation
G&K Services, Inc.
Gambro, Inc.
Gamfi AGL US
Gardner Denver
Gardner Denver — Air-
    Relief, Inc.
Gardner Denver — Best-
    Aire LLC
Gardner Denver — Emco
    Wheaton
Gardner Denver —
    Gardner Denver Water
    Jetting
Gardner Denver — Nash
    Division
Gardner Denver —
    Oberdorfer Pumps
Gardner Denver — TCM
    Investments, Inc.
Gardner Denver —
    Thomas Division
Gartner, Inc.
Gate Gourmet, Inc.
Gateway Ticketing
    Systems, Inc.
GATX Corporation
Gazette Communications
GCI Communication
    Corp.
GEICO
Geisinger Health System
Geisinger Health System
    — Geisinger Health
    Plan
Geisinger Health System
    — Geisinger
    Wyoming Valley
    Medical Center
GELITA USA
GENCO

GENCO — GTL
GenCorp, Inc.
GenCorp, Inc. — Aerojet
    General Corporation
GenCorp, Inc. — Easton
    Development
    Company LLC
General Cigar Company
General Dynamics
    Corporation —
    General Dynamics
    Information
    Technology (GDIT)
General Dynamics
    Corporation —
    General Dynamics
    Information
    Technology (GDIT),
    Army Solutions
General Dynamics
    Corporation —
    General Dynamics
    Information
    Technology (GDIT),
    Civil & Homeland
    Security
General Dynamics
    Corporation —
    General Dynamics
    Information
    Technology (GDIT),
    Intelligence Solutions
General Dynamics
    Corporation —
    General Dynamics
    Information
    Technology (GDIT),
    Navy & Air Force
    Systems
General Kinematics
General Mills, Inc.
General Motors
General Nutrition, Inc.
General Nutrition, Inc. —
    Anderson
General Nutrition, Inc. —
    Leetsdale
General Nutrition, Inc. —
    Phoenix
General Parts
    International, Inc.
Generali USA Life
    Reassurance Company
GenOn Energy
Gentiva Health Services
Genuine Parts
Genworth Financial

Geodis Supply Chain
    Optimisation
George Washington
    University
Georgia Health Sciences
    Medical Center
Georgia Institute of
    Technology
GeoVera Holdings, Inc.
Getinge Sourcing LLC
Giant Eagle, Inc.
Giesecke & Devrient US
Giesecke & Devrient US
    — Executive
    Corporate
GKN America
    Corporation
GKN America
    Corporation — GKN
    Aerospace
GKN America
    Corporation — GKN
    Aerospace North
    America, Inc.
GKN America
    Corporation — GKN
    Aerospace,
    Chemtronics, Inc.
GKN America
    Corporation — GKN
    Aerospace, Integrated
    Aerostructures
GKN America
    Corporation — GKN
    Aerospace,
    Transparency Systems,
    Inc.
GKN America
    Corporation — GKN
    Driveline
GKN America
    Corporation — GKN
    Driveline North
    America, Inc.
GKN America
    Corporation — GKN
    Land Systems
GKN America
    Corporation — GKN
    Land Systems Power
    Management Division
GKN America
    Corporation — GKN
    Sinter Metals, Inc.

GKN America
    Corporation — GKN
    Sinter Metals, Inc.,
    GKN Sinter Metals
    North America LLC
GKN America
    Corporation —
    Hoeganaes
    Corporation
Glatfelter
Global Payments, Inc.
GOJO Industries, Inc.
Golden Horizons LLC
Golden Horizons LLC —
    AEDON Staffing
Golden Horizons LLC —
    Golden Innovations
Golden Horizons LLC —
    Golden Innovations,
    AEGIS
Golden Horizons LLC —
    Golden Innovations,
    Asera Care LLC
Golden Horizons LLC —
    Golden Living LLC
Golub Corporation
Goodmans Interior
    Structures
Goodrich Corporation
Goodrich Corporation —
    Actuation and
    Landing System
Goodrich Corporation —
    Electronic Systems
Goodrich Corporation —
    Nacelles and Interior
    Systems
Goodwill Industries,
    Omaha
Graco Inc.
Grady Health System
Grange Mutual Casualty
    Company
Grant Thornton LLP
Great Lakes Educational
    Loan Services, Inc.
Greater Orlando Aviation
    Authority
Great-West Life &
    Annuity
Green Mountain Coffee
    Roasters, Inc
Green Mountain Coffee
    Roasters, Inc —
    Keurig Business Unit

Green Mountain Coffee
    Roasters, Inc —
    Specialty Coffee
    Business Unit
Greenheck Fan
    Corporation
GreenStone Farm Credit
    Services
Greif, Inc.
Greif, Inc. — CorrChoice
Greyhound Lines, Inc
Grinnell Mutual
    Reinsurance Company
Group Health
    Cooperative
GROWMARK, Inc.
Grundfos Pumps
    Corporation
Guess?, Inc.
H&R Block, Inc.
H. J. Heinz Company
H. J. Heinz Company —
    Heinz North America
Haldex, Inc.
Halliburton Company
Hancock Holding
    Company
Hancock Holding
    Company — Hancock
    Bank of Louisiana
Hancock Holding
    Company — Hancock
    Bank of Mississippi
Hancock Holding
    Company — Hancock
    Insurance Agency
Hancock Holding
    Company — Harrison
    Finance Company
Hanesbrands, Inc.
HarbourVest Partners,
    LLC
Harden Healthcare
Harlan Laboratories, Inc.
Harley-Davidson, Inc.
Harris Associates L.P.
Harris County Auditor's
    Office
Harris County Hospital
    District
Harris Teeter, Inc.
Harsco Corporation
Harsco Corporation —
    Air-X-Changers
Harsco Corporation —
    IKG Industries

Harsco Corporation — Infrastructure
Harsco Corporation — Metals
Harsco Corporation — Minerals
Harsco Corporation — Patterson-Kelley
Harsco Corporation — Rail
Hartford HealthCare
Harvard Pilgrim Health Care
Harvard University
Harvard Vanguard Medical Associates
Hasbro, Inc.
Hastings Mutual Insurance Company
Hatch Associates Consultants Inc.
Hawai'i Pacific Health
Hawaiian Electric Company
HBM Inc.
HCA
HD Supply, Inc.
Health Care Service Corporation
Health Care Service Corporation — BlueCross BlueShield of Illinois
Health Care Service Corporation — BlueCross BlueShield of New Mexico
Health Care Service Corporation — BlueCross BlueShield of Texas
Health First, Inc.
Health Net, Inc.
Health Net, Inc. — Health Net Federal Services
Health Net, Inc. — Health Net of Arizona
Health Net, Inc. — Health Net of California
Health Net, Inc. — Health Net of Oregon
Health Net, Inc. — Health Net of the Northeast

Health Net, Inc. — Health Net Pharmaceutical Services
Health Net, Inc. — Managed Health Network
Health Net, Inc. — MHN Government Services
HealthEast Care System
HealthNow New York, Inc.
HealthPartners
HealthSpring, Inc.
HealthSpring, Inc. — Gulfquest
HealthSpring, Inc. — HealthSpring of Florida
HealthSpring, Inc. — NewQuest
Heartland Regional Medical Center
H-E-B
Heidrick & Struggles International, Inc.
Hella Corporate Center USA Inc. (HCCU)
Hella Inc.
Hella Inc. — Hella Electronics Corporation (HEC)
Helmerich & Payne, Inc.
Hempel (USA), Inc.
Hendrick Medical Center
Henkel Corporation
Henkel Corporation — Consumer Goods
Henniges Automotive
Henry Ford Health System
Henry Ford Health System — Henry Ford Hospital
Henry Ford Health System — Macomb Hospital, Clinton Township
Henry Ford Health System — Macomb Hospital, Warren Campus
Henry Ford Health System — West Bloomfield Hospital

Henry Ford Health System — Wyandotte Hospital
Herbalife Ltd.
Herman Miller, Inc.
Highlights for Children
Highlights for Children — Staff Development for Educators (SDE)
Highlights for Children — Zaner-Bloser
Highmark
Highmark — Gateway Health Plan
Highmark — Insurance Group
Highmark — UCCI
Highmark — WVA
HighMount Exploration & Production LLC
Hilton Worldwide Corporation
Hines Interests, LLP
HNI Corporation
HNI Corporation — Allsteel
HNI Corporation — Gunlocke
HNI Corporation — HBF
HNI Corporation — Hearth & Home Technologies
HNI Corporation — HNI International
HNI Corporation — HON Company
HNI Corporation — Paoli
HNTB Companies
HNTB Companies — Central
HNTB Companies — Federal Services
HNTB Companies — Great Lakes
HNTB Companies — Infrastructure
HNTB Companies — Northeast
HNTB Companies — Southeast
HNTB Companies — West
Hoag Hospital
Holland America Line
HollyFrontier Corporation
Holy Spirit Hospital
Home Box Office

Honda of America Mfg., Inc.
Horizon Blue Cross Blue Shield of New Jersey
Hormel Foods Corporation
Hormel Foods Corporation — Affiliated BU's
Hormel Foods Corporation — Farmer John
Hormel Foods Corporation — Foodservice
Hormel Foods Corporation — Grocery Products
Hormel Foods Corporation — Hormel Foods International Corporation
Hormel Foods Corporation — Jennie-O Turkey Store
Hormel Foods Corporation — Refrigerated Foods
Hormel Foods Corporation — Specialty Foods
Hospital Sisters Health System
Hostess Brands, Inc.
Hot Topic, Inc.
Houghton Mifflin Company
Hoya Surgical Optics — Americas
HRN Performance Solutions
Hu-Friedy Manufacturing Company, Inc.
Humana, Inc.
Hunt Consolidated
Hunt Consolidated — Hunt Oil Company
Hunt Consolidated — Hunt Realty
Hunter Douglas Inc.
Hunter Industries
Huntington Bancshares Incorporated
Hunton & Williams, LLP
Huron Consulting Group

Husky Injection Molding Systems Ltd. — US
Hyatt Hotels Corporation
Hypertherm
Hyundai Information Service North America
Hyundai Motor America
ICL
ICL Industrial Products
Idaho Power Company
IDEXX Laboratories
IKEA Distribution Services, Inc
Illinois Tool Works
IMC, Inc.
IMG Worldwide
IMG Worldwide — IMG Clients
IMG Worldwide — IMG College
IMG Worldwide — IMG Consulting
IMG Worldwide — IMG Fashion Events
IMG Worldwide — IMG Media
IMG Worldwide — IMG Sports & Entertainment
IMS Health
IMS Health — Global Pharma Solutions
IMS Health — Healthcare Value Solutions
IMS Health — Management Consulting
IMS Health — United States
Independence Blue Cross
Independence Blue Cross — AmeriHealth Administrators
Independence Blue Cross — AmeriHealth New Jersey
Independence Blue Cross — CompServices Inc.
Independent Health Association, Inc.
Indiana Farm Bureau Insurance
Indiana University
ING North America Insurance Corporation — US Financial Services

Ingersoll-Rand Company Limited

Ingersoll-Rand Company Limited — Climate Solutions

Ingersoll-Rand Company Limited — Residential Systems

Ingram Industries, Inc.

Ingram Micro, Inc.

Ingram Micro, Inc. — Latin America

Ingram Micro, Inc. — North America

Inova Health System

Insight

Insperity

Institute of Nuclear Power Operations

Intelsat Corporation

Intelsat General Corporation

InterContinental Hotels Group Americas

Intermountain Health Care, Inc.

Intermountain Health Care, Inc. — Alta View Hospital

Intermountain Health Care, Inc. — American Fork Hospital

Intermountain Health Care, Inc. — Dixie Regional Medical Center

Intermountain Health Care, Inc. — Home Care Services

Intermountain Health Care, Inc. — Intermountain Medical Center

Intermountain Health Care, Inc. — LDS Hospital

Intermountain Health Care, Inc. — Logan Regional Hospital

Intermountain Health Care, Inc. — McKay-Dee Hospital

Intermountain Health Care, Inc. — Medical Group

Intermountain Health Care, Inc. — Park City Medical Center

Intermountain Health Care, Inc. — Primary Children's Hospital

Intermountain Health Care, Inc. — SelectHealth

Intermountain Health Care, Inc. — Southwest Regional Cancer Clinic

Intermountain Health Care, Inc. — Urban Central Region

Intermountain Health Care, Inc. — Urban North Region

Intermountain Health Care, Inc. — Urban South Region

Intermountain Health Care, Inc. — Utah Valley Regional Medical Center

International Imaging Materials, Inc.

International Paper Company

Interpublic Group of Companies

Intrepid Potash, Inc.

Invesco Ltd.

Investment Company Institute

IPA

IPG GIS US

Iron Mountain Incorporated

Iron Mountain Incorporated — North America

Itochu International, Inc. North America

J. C. Penney Company, Inc.

J. Paul Getty Trust

J.R. Simplot Company

J.R. Simplot Company — Agribusiness Group

J.R. Simplot Company — Food Group

J.R. Simplot Company — Land & Livestock

Jabil Circuit, Inc.

Jackson National Life Insurance Company

Jacobs Engineering Group, Inc.

Jacobs Engineering Group, Inc. — Eastern Region

Jacobs Engineering Group, Inc. — GBNA

Jacobs Engineering Group, Inc. — Global Construction Services

Jacobs Engineering Group, Inc. — Jacobs Northern Region

Jacobs Engineering Group, Inc. — NAI East

Jacobs Engineering Group, Inc. — Western Region

James City County Government

James Hardie Industries, SE

James Hardie Industries, SE — James Hardie Building Products

James Hardie Industries, SE — James Hardie Building Products, Building Products USA

James Hardie Industries, SE — James Hardie Building Products, Research & Development USA

Jefferson County Public Schools

JetBlue Airways

JM Family Enterprises

Jo-Ann Fabric & Craft Stores Inc.

Jockey International, Inc.

John B. Sanfilippo & Son, Inc.

John Hancock Financial Services, Inc.

John Wiley & Sons, Inc.

Johns Hopkins HealthCare, LLC

Johns Manville

Johnson Controls, Inc.

Johnson Financial Group

Johnsonville Sausage, LLC

Jones Lang LaSalle

Jones Lang LaSalle — Americas

JorgensenHR

Jostens, Inc.

Jostens, Inc. — Memory Book Division

Jostens, Inc. — Scholastic/Grad Prod/ College/Jewelry Division

Joy Mining Machinery

JPS Health Network

Judicial Council of California

Just Energy Corp.

Kaman Industrial Technologies

Kansas City Southern Railway

Kao Brands Company

Kao Specialties Americas LLC

KAR Auction Services, Inc.

KAR Auction Services, Inc. — ADESA

KAR Auction Services, Inc. — Automobile Finance Corporation

KAR Auction Services, Inc. — AutoVIN

KAR Auction Services, Inc. — Insurance Auto Auctions

KAR Auction Services, Inc. — PAR North America

KBR, Inc.

KBR, Inc. — Allstates

KBR, Inc. — Downstream

KBR, Inc. — Gas Monetization

KBR, Inc. — Hydrocarbons

KBR, Inc. — Infrastructure

KBR, Inc. — Infrastructure, Government & Power

KBR, Inc. — North American Government and Logistics

KBR, Inc. — Power & Industrial

KBR, Inc. — Services

KBR, Inc. — Technology

KBR, Inc. — Upstream, Oil & Gas

KBR, Inc. — Ventures

Kellogg Company

Kellogg Company — Frozen Foods

Kellogg Company — International

Kellogg Company — Kashi

Kellogg Company — Morning Foods

Kellogg Company — North America

Kellogg Company — Specialty Channels

Kellogg Company — US

Kelly Services Inc.

Kelsey-Seybold Clinic

Kemper Home Service Companies

Kemper Preferred

Kennametal Inc.

Kent State University

Kewaunee Scientific Corporation

KeyCorp

Keystone Foods, LLC

Keystone Foods, LLC — USA Proteins

Kforce Inc.

Kimberly-Clark Corporation

Kimberly-Clark Corporation — Health Care

Kimberly-Clark Corporation — K-C Professionals

Kindred Healthcare, Inc.

Kindred Healthcare, Inc. — Home Health/ Hospice

Kindred Healthcare, Inc. — Hospital Division

Kindred Healthcare, Inc. — Nursing Center Division

Kindred Healthcare, Inc. —RehabCare Division

Kiwanis International, Inc.

Knowledge Learning Corporation

Knowledge Learning Corporation — Champions

Knowledge Learning
Corporation —
Children's Creative
Learning Centers
Knowledge Learning
Corporation —
KinderCare Learning
Centers
Knoxville Utilities Board
Kohler Company
Kohler Company — Ann
Sacks
Kohler Company —
Baker
Kohler Company —
Engines
Kohler Company —
Global Faucets
Kohler Company —
Global Power Group
Kohler Company —
Hospitality & Real
Estate Group
Kohler Company —
Interiors Group
Kohler Company —
Kallista
Kohler Company —
Kitchen & Bath
Kohler Company —
Kohler Rental Power
Kohler Company — Mark
David
Kohler Company —
McGuire Furniture
Company
Kohler Company —
Plumbing Americas
Kohler Company —
Power Systems
Business
Kohler Company —
Robern
Kohl's Corporation
Kone, Inc.
Kuehne + Nagel — North
America
Kuehne + Nagel — US
KULICKE & SOFFA
INDUSTRIES, INC.
L.L.Bean, Inc.
Laboratory Corporation
of America
Lakeland Regional
Medical Center
Lancaster General
Land O'Lakes, Inc.

Land O'Lakes, Inc. —
Dairy Food Division
Land O'Lakes, Inc. —
Feed Division
Land O'Lakes, Inc. —
WinField Solutions
Latham & Watkins LLP
Laureate Education, Inc.
Laureate Education, Inc.
— Canter &
Associates, Inc
Laureate Education, Inc.
— College of Santa Fe
Laureate Education, Inc.
— Kendall College
Laureate Education, Inc.
— National Hispanic
University
Laureate Education, Inc.
— New School of
Architecture and
Design
Laureate Education, Inc.
— Walden University
Lawson Products, Inc.
Legacy Health
Legal & General America,
Inc.
Leggett & Platt,
Incorporated
Leggett & Platt,
Incorporated — Asia
Automotive
Leggett & Platt,
Incorporated —
Bedding Group
Leggett & Platt,
Incorporated —
Commercial Fixturing
& Components
Segment
Leggett & Platt,
Incorporated —
Commercial Vehicle
Products Group
Leggett & Platt,
Incorporated —
Consumer Products
Group
Leggett & Platt,
Incorporated —
Hanes Industries
Leggett & Platt,
Incorporated —
Home Furniture
Components Group

Leggett & Platt,
Incorporated —
Industrial Materials
Segment
Leggett & Platt,
Incorporated — Office
Furn Components
Leggett & Platt,
Incorporated —
Residential Furnishings
Segment
Leggett & Platt,
Incorporated —
Specialized Products
Segment
Leggett & Platt,
Incorporated —
Tubing & Fabrication
Leggett & Platt,
Incorporated — Wire
Division
LEGO Brand Retail, Inc.
LEGO Systems, Inc.
Leica Geosystems
Lend Lease
Lend Lease — Atlanta
Lend Lease — Charlotte
Lend Lease — Chicago
Lend Lease — Los
Angeles
Lend Lease — Nashville
Lend Lease — New York
Leo Burnett USA
Leupold & Stevens, Inc.
Level 3 Communications
LexisNexis Group — US
Corporate and Federal
Markets
LG&E and KU Energy LLC
Lhoist North America
Liberty Mutual Group
Liberty Mutual Group —
Agency Corporation
Liberty Mutual Group —
Commercial Markets
Liberty Mutual Group —
Liberty International
Liberty Mutual Group —
Personal Markets
Lieberman Research
Worldwide
Lifetime Healthcare
Companies, Inc.
Lifetime Healthcare
Companies, Inc. —
Excellus BlueCross
BlueShield

Lifetime Healthcare
Companies, Inc. —
Lifetime Care
Lifetime Healthcare
Companies, Inc. —
MedAmerica
Lifetouch, Inc.
Lifetouch, Inc. —
Lifetouch Church
Directories (LCD)
Lifetouch, Inc. —
Lifetouch National
School Studios (LNSS)
Lifetouch, Inc. —
Lifetouch Portrait
Studio (LPS)
Limited Brands, Inc.
Limited Brands, Inc. —
Bath And Body Works
Limited Brands, Inc. —
Henri Bendel
Limited Brands, Inc. — La
Senza
Limited Brands, Inc. —
Mast Global
Limited Brands, Inc. —
Victoria's Secret Stores
Link-Belt Construction
Equipment Company
LM Wind Power Blades
(AR) Inc.
LM Wind Power Blades
(ND), Inc.
LMS CAE Division
Logan's Roadhouse
Lonza North America Inc.
Lonza North America Inc.
— Biologics
Lonza North America Inc.
— Walkersville
Loparex, LLC
Lord & Taylor
Lorillard Inc.
Los Angeles Unified
School District
Louis Vuitton North
America Inc.
Lower Colorado River
Authority
Lower Colorado River
Authority —
Transmission Services
Loyola University Chicago
LPL Financial
LSG Lufthansa Service
Holding AG

LSG Lufthansa Service
Holding AG — LSG
Sky Chefs Inc.
Lubrizol Corporation
Lubrizol Corporation —
Lubrizol Additives
Lubrizol Corporation —
Lubrizol Advanced
Materials
Luck Companies
Corporation
Luck Companies
Corporation —
Charles Luck Stone
Centers
Luck Companies
Corporation —
Construction
Aggregates
Luck Companies
Corporation — Har-
Tru Tennis
Luvata Franklin, Inc.
Luxottica Retail US
Lyric Opera of Chicago
Macy's, Inc.
Macy's, Inc. —
Bloomingdale's
Macy's, Inc. — Macy's
Credit & Customer
Services
Macy's, Inc. — Macy's
Logistics and
Operations (MLO)
Macy's, Inc. — Macy's
Systems and
Technology
Madison Square Garden
MAG Americas
MAG Global Services
Magellan Health Services
Magellan Health Services
— Missouri
Magellan Midstream
Holdings, LP
Magellan Midstream
Holdings, LP —
Pipeline/Terminal
Division
Magellan Midstream
Holdings, LP —
Transportation
Magna Donnelly
Corporation — Body
& Chassis

Magna Donnelly Corporation — Magna Services of America Group

Magnesium Products of America Inc.

Main Line Health, Inc.

Main Line Health, Inc. — Bryn Mawr Hospital

Main Line Health, Inc. — Bryn Mawr Rehabilitation Hospital

Main Line Health, Inc. — Jefferson Home Care

Main Line Health, Inc. — Main Line Affiliates

Main Line Health, Inc. — Main Line Health Laboratories, Inc.

Main Line Health, Inc. — Paoli Hospital

Main Line Health, Inc. — Riddle Memorial Hospital

Main Line Health, Inc. — The Lankenau Hospital

Main Street America Group

MANN+HUMMEL USA, Inc.

Mannington Mills

Mannington Mills, Inc. — Burke Industries

Manpower, Inc.

ManTech International Corporation

MAPFRE Insurance

Maquet Getinge Group

Marc Jacobs International LLC

Maricopa County Community College District

Maricopa Integrated Health Systems

Maritz, Inc.

Maritz, Inc. — Maritz Motivation

Maritz, Inc. — Maritz Research

Maritz, Inc. — Maritz Travel

Marriott International

Marriott International — The Ritz-Carlton

Mars North America

Mars North America — Mars Food US

Mars North America — Mars Petcare US

Mars North America — Mars Snackfood US

Marsh & McLennan Companies, Inc.

Marshfield Clinic

Mary Kay, Inc.

Mary Kay, Inc. — US Division

Mary Washington Healthcare

Maryland Procurement Office

Masco Corporation — Decorative Architectural Group, Behr Processing Corporation

Massachusetts Institute of Technology

MassMutual Life Insurance Company

MasterCard Incorporated

Matrix Medical Network

Matson Navigation Company

Matson Navigation Company — Matson Integrated Logistics

Matthews International Corporation

Matthews International Corporation — Bronze

Matthews International Corporation — Graphics Imaging

Matthews International Corporation — Marking Products

Matthews International Corporation — Matthews Casket

Matthews International Corporation — Matthews Cremation

Matthews International Corporation — Merchandising Solutions

Maxum Petroleum

Maxum Petroleum — Canyon State Oil

Maxum Petroleum — General Petroleum

Maxum Petroleum — Petroleum Products, Inc.

Maxum Petroleum — Simons Petroleum

Mayo Foundation

Mayo Foundation — Mayo Clinic, Jacksonville

Mayo Foundation — Mayo Clinic, Scottsdale

McCain Foods USA, Inc.

McDermott International, Inc.

McDonald's Corporation

McGladrey & Pullen

McGraw-Hill Education

MDU Resources Group, Inc.

MDU Resources Group, Inc. — Fidelity Exploration & Production Company

MDU Resources Group, Inc. — Knife River Corporation

MDU Resources Group, Inc. — Montana Dakota Utilities

MDU Resources Group, Inc. — WBI Holdings, Inc.

MeadWestvaco Corporation

MeadWestvaco Corporation — Calmar

MeadWestvaco Corporation — Coated Board

MeadWestvaco Corporation — Community Development & Land Management

MeadWestvaco Corporation — Consumer Packaging Group

MeadWestvaco Corporation — Packaging Resource Division

Medical College of Wisconsin

Medical Mutual of Ohio

MedStar Health

MedStar Health — Franklin Square Hospital

MedStar Health — Good Samaritan Hospital

MedStar Health — Harbor Hospital

MedStar Health — Union Memorial Hospital

Medtronic, Inc.

Memorial Health System

Memorial Hermann

Memorial Hermann — Home Health

Memorial Hermann — Imaging Centers

Memorial Hermann — Katy

Memorial Hermann — Memorial City Medical Center

Memorial Hermann — MHealth

Memorial Hermann — Northeast Hospital

Memorial Hermann — Northwest

Memorial Hermann — Outreach Labs

Memorial Hermann — Southeast

Memorial Hermann — Southwest

Memorial Hermann — Sports Medicine and Rehabilitation

Memorial Hermann — Sugar Land

Memorial Hermann — Texas Medical Center

Memorial Hermann — The Medical Center

Memorial Hermann — The Woodlands

Memorial Hermann — TIRR

Memorial Sloan-Kettering Cancer Center

Mercedes-Benz USA

Mercury Insurance Group

Mercy Corps

Meritor, Inc.

Meritor, Inc. — Aftermarket

Meritor, Inc. — Industrial

Meritor, Inc. — Truck

Merrill Corporation

Metalsa Structural Products, Inc.

Methodist Health System

MetLife

MFS Investment Management

MGIC Investment Corp.

Michael Baker Corporation

Michaels Stores, Inc.

Michelin North America, Inc.

Michelin North America, Inc. — DLPS

Michelin North America, Inc. — PL

Michelin North America, Inc. — TC

Michelin North America, Inc. — Michelin Americas Research Corp.

Michigan Auto Insurance Placement Facility

MidFirst Bank

MillerCoors LLC

Mills-Peninsula Health Services

Mine Safety Appliances Company

MIT Lincoln Laboratory

Mitsui & Co. (USA), Inc.

Modern Woodmen of America

ModusLink Global Solutions, Inc.

ModusLink Global Solutions, Inc. — e-Business

ModusLink Global Solutions, Inc. — PTS, Inc.

ModusLink Global Solutions, Inc. — Supply Chain Division

ModusLink Global Solutions, Inc. — Technology for Less (TFL), LLC

Moet Hennessy USA

Mohawk Industries Inc.

Mohawk Industries Inc. — Dal-Tile Corporation

Molex

Molex — Commercial Products Division
Molex — Integrated Products Division
Molex — Micro Products
Molex — Sales & Marketing Division
Molina Healthcare
Molson Coors Brewing Company
Momentive Specialty Chemicals, Inc.
MoneyGram International, Inc.
Monsanto Company
Montefiore Medical Center
Moore & Van Allen, PLLC
Morgan, Lewis & Bockius LLP
Morrison & Foerster, LLP
Mount Holyoke College
Mountain States Health Alliance
MTS Systems Corporation
MTS Systems Corporation — Sensors
MTS Systems Corporation — Test Division
Munich Reinsurance America, Inc.
Munson Medical Center
Mutual of Omaha
Mutual of Omaha — Mutual of Omaha Bank
MWH Global, Inc.
Mylan Inc.
Nalco Holding Company
Nash-Finch Company
National Association of Church Personnel Administrators
National Association of Home Builders
National Church Residences
National Church Residences — NCR Health Care Division
National Church Residences — NCR Housing Division
National Futures Association
National Interstate Insurance Company

National Louis University
National Renewable Energy Laboratory
National Rural Utilities Cooperative Finance Corporation (NRUCFC)
Nationwide Children's Hospital
Nationwide Insurance
Nature's Sunshine Products
Nautilus, Inc.
Navigant Consulting, Inc.
Navistar, Inc.
Navy Exchange Service Command (NEXCOM)
Navy Federal Credit Union
NCCI Holdings, Inc.
NCH Corporation
Neighborhood Health Plan
Neighborhood Health Plan of Rhode Island
Nestlé USA, Inc.
Nestlé USA, Inc. — Beverage Division
Nestlé USA, Inc. — Confections & Snacks Division
Nestlé USA, Inc. — Direct Store Delivery Division
Nestlé USA, Inc. — Emerging Markets
Nestlé USA, Inc. — Nestlé Dryer's Ice Cream
Nestlé USA, Inc. — Nestlé Prepared Foods Company
Nestlé USA, Inc. — Nestlé Professionals
Nestlé USA, Inc. — Nestlé Sales
Nestlé USA, Inc. — Pizza Division
NetJets, Inc.
NetJets, Inc. — NetJets Aviation, Inc.
NetJets, Inc. — NetJets International
NetJets, Inc. — NetJets Sales, Inc.
Netorian LLC
New Balance Athletic Shoe, Inc.

New York Community Bancorp, Inc.
New York Life Insurance Company
New York Power Authority
New York Power Authority — Blenheim-Gilboa Power Project
New York Power Authority — Charles Poletti Power Project
New York Power Authority — Clark Energy Center
New York Power Authority — Niagara Power Project
New York Power Authority — St. Lawrence/FDR Power Project
New York Presbyterian Healthcare System
New York University
NewPage Group, Inc.
Nexen Petroleum USA, Inc.
NextEra Energy, Inc.
Niagara Bottling, LLC
Nike, Inc.
NJM Insurance Group
Noble Corporation
Nordstrom, Inc. — Nordstrom fsb
Norfolk Southern Corporation
Norges Bank Investment Management
North American Construction Services, Ltd
North American Hoganas Inc.
North Memorial Health Care
Northeast Georgia Health System, Inc.
Northern Arizona University
Northern Trust Corporation
NorthShore University HealthSystem
Northwestern Mutual
Northwestern University

Norton Healthcare
Norton Healthcare — Kosair Children's Hospital
Norton Healthcare — Norton Audubon Hospital
Norton Healthcare — Norton Brownsboro Hospital
Norton Healthcare — Norton Hospital
Norton Healthcare — Norton Suburban Hospital
Nova Healthcare Administrators, Inc.
Novant Health, Inc — Franklin Regional Medical Center
Novant Health, Inc — Prince William Hospital
Novant Health, Inc — Upstate Carolina Medical Center
Novant Health, Inc.
Novant Health, Inc. — Brunswick Novant Medical Center
Novant Health, Inc. — Forsyth Medical Center
Novant Health, Inc. — Presbyterian Hospital, Charlotte
Novant Health, Inc. — Presbyterian Huntersville
Novant Health, Inc. — Presbyterian Matthews
Novant Health, Inc. — Presbyterian Orthopaedic Hospital
Novant Health, Inc. — Rowan Regional Medical Center
Novant Health, Inc. — Thomasville Medical Center
Novartis Animal Health US, Inc.
Novartis Pharmaceuticals
Novartis US, Consumer Health
Novelis

Novelis — North America
Novo Nordisk Inc.
NTT Data Inc
NuStar Energy LP
Nutricia North America
NYU Langone Medical Center
O`Reilly Auto Parts, Inc
Oak Ridge Associated Universities
Oakland County Government
Oakwood Healthcare, Inc.
Océ Business Services
Office Depot
OfficeMax Incorporated
OGE Energy Corporation
Oglethorpe Power Corporation
OhioHealth
Ohly Americas
Oil States Industries, Inc. — Arlington
Old Dominion Electric Cooperative
Old National Bancorp
Old National Bancorp — Old National Bank
O'Melveny & Myers LLP
Omnicare, Inc.
Omnicare, Inc. — Long Term Care
Omnicare, Inc. — Specialty
OneBeacon Insurance
Orange County Government
Orange County's Credit Union
Orbital Sciences Corporation
Orica USA Inc.
Oriental Trading Company, Inc.
Orrick, Herrington & Sutcliffe, LLP
OSI Industries, LLC
OSI Industries, LLC — Chicago Campus Facility
OSI Industries, LLC — Oakland Facility
OSI Industries, LLC — West Chicago Facility
OSI Industries, LLC — West Jordan Facility

OSI Restaurant Partners, LLC

OSI Restaurant Partners, LLC — Bonfish Grill

OSI Restaurant Partners, LLC — Carrabba's Italian Grill

OSI Restaurant Partners, LLC — Flemings Prime Steakhouse and Wine Bar

OSI Restaurant Partners, LLC — Outback Steakhouse

OSI Restaurant Partners, LLC — Outback Steakhouse International

OSI Restaurant Partners, LLC — Roy's Hawaiian Fusion

Owens Corning

PACCAR

PACCAR — Dynacraft

PACCAR — ITD

PACCAR — Kenworth Truck Company

PACCAR — PACCAR Engine Company

PACCAR — PACCAR Financial

PACCAR — Parts

PACCAR — Peterbilt Motors Company

PACCAR — Technical Center

PACCAR — Winch

Pacific Gas & Electric Company

Pacific Life Insurance Company

Packaging Corporation of America

Packaging Corporation of America — Containerboard

Packaging Corporation of America — Corrugated

Pall Corporation

Pall Corporation — Industrial

Pall Corporation — Life Sciences

Palmetto Health

Palos Community Hospital

Panda Restaurant Group Inc

Pandora Holding US

Panduit Corporation

Panduit Corporation — Dekalb Central Warehouse

Panduit Corporation — Network Systems Division

Panduit Corporation — Raceways Division

Panduit Corporation — Rack Systems Division

Panduit Corporation — Terminal Division

Panduit Corporation — Tools Division

Panduit Corporation — Wiring Components Division

Panduit Corporation — Wiring ID Products Division

Papa John's International, Inc.

Paramount Pictures

Park Nicollet Health Services

Parker Hannifin Corporation

Parker Hannifin Corporation — Aerospace Group

Parker Hannifin Corporation — Automation Group

Parker Hannifin Corporation — Climate and Industrial Controls Group

Parker Hannifin Corporation — Filtration Group

Parker Hannifin Corporation — Fluid Connectors Group

Parker Hannifin Corporation — Hydraulics Group

Parker Hannifin Corporation — Industrial

Parker Hannifin Corporation — Instrumentation Group

Parker Hannifin Corporation — Seal Group

Parkland Health & Hospital System

Parkview Health

Parkview Health — Parkview Hospital

Parsons Brinckerhoff

Parsons Corporation

Parsons Corporation — Parsons Environment & Infrastructure Group Inc.

Parsons Corporation — Parsons Government Services Inc.

Parsons Corporation — Transportation Group

Partners HealthCare

Patterson Companies

Patterson Companies — Patterson Dental

Patterson Companies — Patterson Medical

Patterson Companies — Webster Veterinary

Patton Boggs LLP

Peabody Energy Corporation

Peabody Energy Corporation — Big Ridge Inc.

Peabody Energy Corporation — Coal Sales LLC

Peabody Energy Corporation — Coal Trade LLC

Peabody Energy Corporation — New Mexico Employment Resources

Peabody Energy Corporation — Peabody Midwest Management Services LLC

Peabody Energy Corporation — Peabody Powder River Services LLC

Peabody Energy Corporation — Peabody Rocky Mountain Management Services LLC

Peabody Energy Corporation — Peabody Western Coal Company

PeaceHealth

PeaceHealth — Lower Columbia Region

PeaceHealth — Oregon Region

PeaceHealth — Whatcom Region

Pearson Education

Pearson Education — Curriculum

Pearson Education — Higher Ed Professional

Pearson Education — Pearson NCS, Assessments & Information

Pearson Education — Pearson VUE

Peet's Coffee & Tea

PEMCO Insurance

Penn National Insurance

Pennsylvania Higher Education Authority Agency

Penske Truck Leasing

Pentagon Federal Credit Union

Pentair Inc.

Pentair Inc. — Aquatic Systems

Pentair Inc. — Flow Technologies

Pentair Inc. — Process Technologies

Pentair Inc. — Technical Products

Pentair Inc. — Water Purification

People's United Bank

People's United Bank — People's Capital and Leasing Corporation

People's United Bank — People's Securities, Inc.

People's United Bank — People's United Equipment Financing Corp

People's United Bank — People's United Insurance Agency

Pepco Holdings, Inc.

Pepperdine University Information Technology Division

Performance Food Group

Performance Food Group — AFFLINK

Performance Food Group — AFI Foodservice, Inc.

Performance Food Group — Batesville

Performance Food Group — Caro Foods, Inc.

Performance Food Group — Carroll County Foods

Performance Food Group —CDC IN Warehouse

Performance Food Group — CDC, California

Performance Food Group — CDC, Florida

Performance Food Group — CDC, Maryland

Performance Food Group — CDC, South Carolina

Performance Food Group — CDC, Tennessee

Performance Food Group — CDC, Texas

Performance Food Group — Empire Seafood, Inc.

Performance Food Group — Florida

Performance Food Group — Hale

Performance Food Group — Lester Broadline

Performance Food Group — Little Rock

Performance Food Group —Merchants Mart — Elk Grove

Performance Food Group — Middendorf Meats

Performance Food Group — Milton's

Performance Food Group — NorthCenter Foodservice

Performance Food Group — Performance Empire

Performance Food Group — Performance Ledyard

Performance Food Group — Pizza Box Production

Performance Food Group — Powell

Performance Food Group — Roma, Arizona

Performance Food Group — Roma, Dallas

Performance Food Group — Roma, Donsons

Performance Food Group — Roma, Florida

Performance Food Group — Roma, Georgia

Performance Food Group — Roma, Houston

Performance Food Group — Roma, Indianapolis

Performance Food Group — Roma, Minnesota

Performance Food Group — Roma, New Jersey

Performance Food Group — Roma, North Carolina

Performance Food Group — Roma, Northern California

Performance Food Group — Roma, Portland

Performance Food Group — Roma, Southern California

Performance Food Group — Roma, Springfield

Performance Food Group — Roma-Minnesota Prod

Performance Food Group — Roma-Philadelphia

Performance Food Group — Somerset Foods

Performance Food Group — Springfield Foodservice

Performance Food Group — Temple

Performance Food Group — Thoms Proestler Company

Performance Food Group — Victoria

Performance Food Group — Virginia Foodservice

Performance Food Group — Vistar

Performance Food Group — Vistar, Atlanta

Performance Food Group — Vistar, Carolinas

Performance Food Group — Vistar, Florida

Performance Food Group — Vistar, Houston

Performance Food Group — Vistar, Illinois

Performance Food Group — Vistar, Kansas City

Performance Food Group — Vistar, Kentucky

Performance Food Group — Vistar, Michigan

Performance Food Group — Vistar, Minnesota

Performance Food Group — Vistar, New England

Performance Food Group — Vistar, New York

Performance Food Group — Vistar, North Texas

Performance Food Group — Vistar, Northern California

Performance Food Group — Vistar, Northwest

Performance Food Group — Vistar, Ohio

Performance Food Group — Vistar, Phoenix

Performance Food Group — Vistar, Rocky Mountains

Performance Food Group — Vistar, Roma-MidAtlantic

Performance Food Group — Vistar, South Florida

Performance Food Group — Vistar, Tennessee

Performance Food Group — Vistar-Southern California

Performance Food Group — West Creek-Broadline Corp

Perrigo Company

Personnel Board of Jefferson County

PETCO Animal Supplies, Inc.

Pharmavite, LLC

PharMerica, Inc.

PHH Arval

PHH Corporation

Philip Morris International, Inc.

Philip Morris International, Inc. — PMI Global Brands, Inc.

Philip Morris International, Inc. — PMI Global Services, Inc.

Phillips-Van Heusen Corporation

Phillips-Van Heusen Corporation — Calvin Klein

Phillips-Van Heusen Corporation — Dress Shirt

Phillips-Van Heusen Corporation — GH Bass

Phillips-Van Heusen Corporation — Izod Retail

Phillips-Van Heusen Corporation — PVH Sportswear

Phillips-Van Heusen Corporation — Tommy Hilfiger

Phillips-Van Heusen Corporation — Van Heusen Retail

Phoenix Children's Hospital

Phoenix Companies

Phoenix Companies — Saybrus Partners, Inc.

PHOENIX Process Equipment Company

Piaggio Group Americas

Pier 1 Imports, Inc.

Pinnacle West Capital Corporation

Pioneer Natural Resources USA, Inc.

Piper Jaffray Companies

Pitney Bowes, Inc.

PJM Interconnection

Plains Exploration & Production Company

Plante & Moran, PLLC

Plexus Corporation

Plum Creek Timber Company, Inc.

Pochet of America, Inc.

Polaris Industries, Inc.

Polo Ralph Lauren

Polymer Technologies

PolyOne Corporation

Port Authority of Allegheny County

Port of Portland

Port of Seattle

Portfolio Recovery Associates, Inc.

Ports America, Inc.

Post Holdings Inc

PPD, Inc

PPG Industries, Inc.

PPL Corporation

Praxair, Inc.

Praxair, Inc. — hydrogen-carbon monoxide (HyCO)

Praxair, Inc. — North American Industrial Gases

Praxair, Inc. — Praxair Distribution, Inc.

Praxair, Inc. — Praxair Surface Technologies

Preformed Line Products Company

Pressure Chemical Co.

Prime Therapeutics LLC

Principal Financial Group

Printpack, Inc.

PrivateBancorp, Inc.

ProBuild Holdings, Inc.

Progressive Corporation

Protective Life Corporation

Protective Life Corporation — Asset Protection Division

Protective Life Corporation — Life & Annuity Division

Provena Health

Provena Health — Covenant Medical Center

Provena Health — Provena Mercy Medical Center

Provena Health — Provena St. Joseph Hospital

Provena Health — Provena St. Joseph Medical Center

Provena Health — St. Mary Hospital

Provena Health — United Samaritans Medical Center

Providence Health & Services in Oregon

Providence Health & Services in Oregon — Ambulatory Services

Providence Health & Services in Oregon — Providence Benedictine Nursing Center

Providence Health & Services in Oregon — Providence Center for Medically Fragile Children

Providence Health & Services in Oregon — Providence ElderPlace

Providence Health & Services in Oregon — Providence Gorge Service Area

Providence Health & Services in Oregon — Providence Health Plans

Providence Health & Services in Oregon — Providence Home & Community Services

Providence Health & Services in Oregon — Providence Hood River Memorial Hospital

Providence Health & Services in Oregon — Providence Medford Medical Center

Providence Health & Services in Oregon — Providence Medical Group

Providence Health & Services in Oregon — Providence Medical Group South

Providence Health & Services in Oregon — Providence Milwaukie Hospital

Providence Health & Services in Oregon — Providence Newberg Hospital

Providence Health & Services in Oregon — Providence Portland Medical Center

Providence Health & Services in Oregon — Providence Seaside Hospital

Providence Health & Services in Oregon — Providence St. Vincent Medical Center

Providence Health & Services in Oregon — Providence Willamette Falls Medical Center

PSA Healthcare

PSCU Financial Services

PSS World Medical, Inc.

PSS World Medical, Inc. — Gulf South Medical Supply, Inc.

PSS World Medical, Inc. — Physician Sales & Services, Inc.

Public Company Accounting Oversight Board

Publix Super Markets, Inc.

Puget Sound Energy

PulteGroup, Inc.

PZ Cussons Beauty

QBE The Americas

QEP Resources, Inc

QTI Human Resources, Inc.

Qualcomm, Inc.

Qualipac America

Questar Corporation

QVC, Inc.

Radian Group

Rakuten LinkShare Corporation

Ralcorp Holdings, Inc.

Ralcorp Holdings, Inc. — AIPC

Ralcorp Holdings, Inc. — Frozen Bakery Products

Ralcorp Holdings, Inc. — Ralcorp Snacks, Sauces & Spreads

Ralcorp Holdings, Inc. — Ralston Foods

Raley's

RAND Corporation

Randolph-Macon College

Raymond James Financial

Raymond James Financial — Capital Markets

Raymond James Financial — Eagle Asset Management

Raymond James Financial — Raymond James Bank

RBC Wealth Management

Recology

Recology — Golden Gate Disposal & Recycling Co.

Recology — Recology San Francisco

Recology — Sunset Scavenger Company

Recreational Equipment, Inc.

Red Bull North America

Regency Centers Corporation

Regeneron Pharmaceuticals, Inc.

Regions Financial Corporation

Reichhold, Inc.

Reliance Rx

Renaissance Learning, Inc.

Renewal by Andersen Corp.

Republic National Distributing Company

Republic Underwriters Insurance Company

Restaurant Application Development

Restaurant Technology Services, LLC

Rexel Holdings USA

Rexel Holdings USA — Gexpro

Rexel Holdings USA — Gexpro, Gulf Coast

Rexel Holdings USA — Gexpro, Midwest

Rexel Holdings USA — Gexpro, North Atlantic

Rexel Holdings USA — Gexpro, Pacific

Rexel Holdings USA — Gexpro, Southeast

Rexel Holdings USA — Rexel East Central

Rexel Holdings USA — Rexel Florida

Rexel Holdings USA — Rexel Mid Atlantic

Rexel Holdings USA — Rexel Northeast

Rexel Holdings USA — Rexel South Central

Rexel Holdings USA — Rexel West Central

Rexel Holdings USA — Rexel, Inc.

Rexel Holdings USA — Rexel, Inc., West Coast

Rexnord Corp.

Rexnord Corp. — Aerospace

Rexnord Corp. — Bearing

Rexnord Corp. — Chain & Conveying Equipment

Rexnord Corp. — Coupling

Rexnord Corp. — FlatTop

Rexnord Corp. — Gear

Rexnord Corp. — Specialty Components

Rexnord Corp. — Water Management

Rexnord Corp. — Water Treatment

Reynolds American, Inc.

Reynolds American, Inc. — R. J. Reynolds Tobacco Co.

Rich Products Corporation

Rich Products Corporation — Arlington

Rich Products Corporation — Brownsville

Rich Products Corporation — Burlington

Rich Products Corporation — Eagan

Rich Products Corporation — Fresno

Rich Products Corporation — Gallatin

Rich Products Corporation — Grandview

Rich Products Corporation — Hilliard

Rich Products Corporation — Jon Donaire

Rich Products Corporation — Morristown

Rich Products Corporation — Murfreesboro

Rich Products Corporation — New Britain

Rich Products Corporation — Niles

Rich Products Corporation — St. Simon's Island

Rich Products Corporation — Vineland

Rich Products Corporation — Waycross

Ricoh Americas Corporation

Ridgewood Savings Bank

Rio Tinto plc US

Rio Tinto plc US — Kennecott Utah Copper

Rio Tinto plc US — Resolution Copper

Rio Tinto plc US — Rio Tinto Minerals

Ritchie Bros. Auctioneers

Rite Aid Corporation

Riviana Foods, Inc.

RLI Insurance Company

Robert Bosch LLC

Robert Bosch LLC — Aftermarket Division (AA)

Robert Bosch LLC — Automotive Electronics (AE)

Robert Bosch LLC — Bosch Packaging Technology (PA)

Robert Bosch LLC — Bosch Security Systems (ST)

Robert Bosch LLC — Bosch Thermotechnology (TT)

Robert Bosch LLC — CB/Farmington Hills

Robert Bosch LLC — Chassis Systems Control (CC)

Robert Bosch LLC — Diesel Systems Division (DS)

Robert Bosch LLC — Drive and Control Technology (DC)

Robert Bosch LLC — Electrical Drives Div. (ED)

Robert Bosch LLC — Gasoline Systems Division (GS)

Robert Bosch LLC — Power Tools North America (PT)

Robert Bosch LLC — Solar Energy (SE)

Robert Bosch LLC — Starter Motors and Generators (SG)

Robins, Kaplan, Miller & Ciresi, LLP

Roche Diagnostics US

Rockwell Automation, Inc.

Rockwell Collins, Inc.

Rollins, Inc.

Roper St. Francis Healthcare

Roundy's Supermarkets, Inc.

Rowan Companies, Inc.

Royal Caribbean Cruises Ltd.

RR Donnelley & Sons

Rush University Medical Center

RWE Trading Americas Inc.

Ryder Systems, Inc.

Ryder Systems, Inc. — Fleet Management Solutions

Ryder Systems, Inc. — Supply Chain Solutions

S&C Electric Company

Sabre Holdings Corporation

Sabre Holdings Corporation — Sabre Airline Solutions

Sabre Holdings Corporation — Sabre Travel Network

Sabre Holdings Corporation — Travelocity

SAE International

Safety-Kleen Systems, Inc.

Sage North America

Sage North America — Sage Business Solutions

Sage North America — Sage Payment Solutions, Inc.

SAIF Corporation

Saint Agnes Medical Center

Saks, Inc.

Saks, Inc. — Off Fifth

Samson Investment Company

Samsung Telecommunications America

San Antonio Federal Credit Union

San Antonio Water System

Sandoz, Inc.

Sanford Health

Sanford Health — Sanford Medical Center

Sauer-Danfoss

Sauer-Danfoss — Controls

Sauer-Danfoss — Propel

Sauer-Danfoss — Stand Alone Businesses

Savannah River Nuclear Solutions, LLC

Savannah River Remediation LLC

Save the Children Federation, Inc.

Savvis, Inc.

SBA Communications Corporation

SC Johnson

SCANA Corporation

SCANA Corporation — Carolina Gas Transmission Corporation

SCANA Corporation — PSNC Energy

SCANA Corporation — Public Service Co of NC, Communications, ServiceCare and SEMI

SCANA Corporation — SC Electric & Gas

SCANA Corporation — SEMI (SCANA Energy Marketing, Inc.)

SCF Arizona

Schlumberger Limited — Schlumberger Oilfield Services

Schneider National, Inc.

Scholle Corporation

Scholle Corporation — Scholle Chemical

Scholle Corporation — Scholle Packaging

SchoolsFirst Federal Credit Union

Science Applications International Corporation (SAIC)

Scottrade, Inc.

Scripps Health

Scripps Health — Scripps Clinic

Scripps Health — Scripps Coastal Medical Center

Scripps Health — Scripps Green Hospital

Scripps Health — Scripps Memorial Hospital Encinitas

Scripps Health — Scripps Memorial Hospital La Jolla

Scripps Health — Scripps Mercy Hospital Chula Vista

Scripps Health — Scripps Mercy Hospital San Diego

Scripps Networks Interactive, Inc.

Scripps Networks Interactive, Inc. — Scripps Networks

SCS Engineers

SCS Engineers — Bellevue

SCS Engineers — BT Squared

SCS Engineers — Construction

SCS Engineers — Dallas

SCS Engineers — Long Beach

SCS Engineers — Midwest

SCS Engineers — OM&M

SCS Engineers — Reston

SCS Engineers — SCS Energy

SCS Engineers — SCS Tracer

SCS Engineers — Tampa

SCS Engineers — Valley Cottage

Searles Valley Minerals

Seattle Children's Hospital

Seattle Children's Hospital — Research Institute

Securian Financial Group

Selective Insurance Company of America

Sempra Energy — San Diego Gas & Electric

Sentara Healthcare

Sentara Healthcare — Norfolk General Hospital

Sentry Insurance

Sephora USA

Sequent, Inc.

Service Corporation International

Seton Healthcare Family

Sharp Electronics Corporation

Sharp HealthCare

Shearman & Sterling LLP

Shook, Hardy & Bacon, LLP

Shure Incorporated

Sidel, Inc.

Sidley Austin, LLP

Siemens Corporation

Sigma Foods Inc.

Simon Property Group

Sinclair Broadcast Group, Inc.

SIRVA, Inc.

SIRVA, Inc. — North American Van Lines, Inc.

SIRVA, Inc. — SIRVA, Relocation LLC

Skilled Healthcare, LLC

SMART Technologies Corporation

Smiths Medical, Inc.

SMSC Gaming Enterprises

Society Insurance

Society of Manufacturing Engineers

Sodexo USA

Solar Turbines, Inc.

Solera Holdings, Inc.

Solera Holdings, Inc. — Claims Services Group

Solo Cup Company

Solutia Inc.

Solutia Inc. — Advanced Interlayers

Solutia Inc. — Performance Films

Solutia Inc. — Technical Specialties

Sothebys

Southeastern Freight Lines

Southern California Regional Rail Authority

Southern Company

Southern Company — Alabama Power Company

Southern Company — Georgia Power

Southern Company — Gulf Power Company

Southern Company — Mississippi Power Company

Southern Company — Southern Nuclear Operating Co.

Southern Company — SouthernLINC

Southern States Cooperative

Southwest Airlines

Southwestern Energy Company

Sovereign Bank Corporation

Space Systems/Loral

Spartan Light Metal Products Inc.

Spectra Energy Corp.

Spectrum Health System

Spectrum Health System — Hospitals

Spectrum Health System — Priority Health

Spirit Aerosystems

Sprague Operating Resources, LLC

Springleaf Financial Services

SPX Corporation

SRC — Tec

SRC Inc

SSM Health Care St. Louis

SSM Health Care St. Louis — SSM Cardinal Glennon Children's Hospital

SSM Health Care St. Louis — SSM DePaul Health Center

SSM Health Care St. Louis — SSM Integrated Health Technologies

SSM Health Care St. Louis — SSM St. Joseph Health Center

SSM Health Care St. Louis — SSM St. Joseph Hospital West

SSM Health Care St. Louis — SSM St. Mary's Health Center

SSM Health Care St. Louis — St. Clare Health Center

St. Cloud Hospital
St. Elizabeth Health
    System
St. Jude Children's
    Research Hospital
St. Luke's Health System
St. Luke's Health System
    — Anderson County
    Hospital
St. Luke's Health System
    — Crittenton
    Children's Center
St. Luke's Health System
    — Cushing Memorial
    Hospital
St. Luke's Health System
    — Hedrick Medical
    Center
St. Luke's Health System
    — St. Luke's East,
    Lee's Summit
St. Luke's Health System
    — St. Luke's Home
    Care and Hospice
St. Luke's Health System
    — St. Luke's Hospital
St. Luke's Health System
    — St. Luke's Medical
    Group
St. Luke's Health System
    — St. Luke's
    Northland Hospital
St. Luke's Health System
    — St. Luke's South
    Hospital
St. Luke's Health System
    — Wright Memorial
    Hospital
Stampin' Up!, Inc.
StanCorp Financial Group
Stanford University
Stanford University
    Medical Center
Stanford University
    Medical Center —
    Lucile Packard
    Children's Hospital
Stantec Inc.
Staples, Inc.
Staples, Inc. — North
    American Delivery
Staples, Inc. — North
    American Stores
Starwood Vacation
    Ownership
State Farm Insurance
State of North Carolina

State Teachers
    Retirement System of
    Ohio
Steelcase, Inc.
Steelcase, Inc. —
    Designtex Company
Steelcase, Inc. —
    PolyVision
    Corporation
Stericycle, Inc.
STG, Inc.
Storck USA L.P.
Straumann USA
Stryker Corporation
Stryker Corporation —
    Endoscopy
Stryker Corporation —
    Instruments
Stryker Corporation —
    Medical
Stryker Corporation —
    Neurovascular
Stryker Corporation —
    Orthopedics
Stryker Corporation —
    Spine
Stryker Corporation —
    Sustainability
    Solutions
Subaru of Indiana
    Automotive Inc.
Sumitomo Electric —
    Carbide
    Manufacturing, Inc.
Summa Health System
Sun Life Financial (US)
Sunrise Medical (US) LLC
Sunsweet Growers, Inc.
Superior Essex, Inc.
Superior Essex, Inc. —
    Essex Group, Inc.
Superior Essex, Inc. —
    Superior Essex
    Communications LP
SuperMedia
SuperValu
Sutter Health
Sutter Health — Sutter
    Medical Center
    Sacramento
Swagelok Company
Swedish Health Services
Swedish Health Services
    — Hospitals
Sykes Enterprises,
    Incorporated

Sykes Enterprises,
    Incorporated — US
    Operations
Symetra Financial
Symetra Financial —
    Group Insurance
Symetra Financial — Life
    & Annuities
Synovus Financial
    Corporation
Synovus Financial
    Corporation —
    Globalt, Inc
Synovus Financial
    Corporation —
    Synovus Bank
Synovus Financial
    Corporation —
    Synovus Mortgage
    Corp.
Synovus Financial
    Corporation —
    Synovus Securities
Synovus Financial
    Corporation —
    Synovus Trust
T. Rowe Price Group, Inc.
Tanner Health System
Target Corporation
TAS Energy Inc.
Taubman Centers, Inc.
Taylor Industries
Taylor Morrison, Inc.
TD Ameritrade Holding
    Corp.
TDS Telecom
TE Connectivity
Teach For America
Teceptrol Operating LLC
TECO Energy, Inc.
TeleTech Holdings, Inc.
TeliaSonera International
    Carrier US
Tellabs
Tenaris, Inc. USA
Tenet Healthcare
    Corporation
Tennant Company
Ternium International
Terumo BCT
Tetra Pak International
    S.A.
Texas Association of
    School Boards
Texas Health Resources

Texas Health Resources
    —Arlington Memorial
    Hospital
Texas Health Resources
    — Harris Methodist
    Hospital Azle
Texas Health Resources
    — Harris Methodist
    Hospital Cleburne
Texas Health Resources
    — Harris Methodist
    Hospital of Fort Worth
Texas Health Resources
    — Harris Methodist
    Hospital Stephenville
Texas Health Resources
    — Harris Methodist
    Southwest
Texas Health Resources
    — Harris-Methodist
    H-E-B
Texas Health Resources
    — Presbyterian
    Denton
Texas Health Resources
    — Presbyterian
    Hospital of Allen
Texas Health Resources
    — Presbyterian
    Hospital of Dallas
Texas Health Resources
    — Presbyterian
    Hospital of Kaufman
Texas Health Resources
    — Presbyterian
    Hospital of Plano
Texas Health Resources
    — Specialty Hospital
Texas Industries, Inc.
Texas Industries, Inc. —
    Aggregates
Texas Industries, Inc. —
    CAC
Texas Industries, Inc. —
    Consumer Products
Texas Mutual Insurance
    Company
Texas State University-
    San Marcos
Texon USA, Inc.
Textainer
Textron Inc.
Textron Inc. — Bell
    Helicopter
Textron Inc. — Cessna
    Aircraft
Textron Inc. — E-Z-Go

Textron Inc. — Jacobsen
Textron Inc. — Kautex
Textron Inc. — Textron
    Financial Corporation
Textron Inc. — Textron
    Systems
The Allstate Corporation
The AmeriHealth Mercy
    Family of Companies
The AmeriHealth Mercy
    Family of Companies
    — AmeriHealth Mercy
    Health Plan
The AmeriHealth Mercy
    Family of Companies
    — MDwise Hoosier
    Alliance
The AmeriHealth Mercy
    Family of Companies
    — PerformCare
    Behavioral Health
    Solutions
The AmeriHealth Mercy
    Family of Companies
    — PerformRx
The AmeriHealth Mercy
    Family of Companies
    — Select Health of
    South Carolina
The Boeing Company
The Boston Consulting
    Group
The Capital Group
    Companies
The Carson Companies
The Casey Group, Inc.
The Children's Hospital of
    Philadelphia
The Children's Mercy
    Hospital
The Christ Hospital
The Chubb Corporation
The Church of Jesus
    Christ of Latter-day
    Saints
The Coca-Cola Company
The Dannon Company,
    Inc.
The Donna Karan
    Company LLC
The E. W. Scripps
    Company
The E. W. Scripps
    Company —
    Newspaper, The
    Commercial Appeal

The E. W. Scripps Company — Newspaper, Treasure Coast Newspapers
The E. W. Scripps Company — Newspaper, Ventura County Star
The E.W. Scripps Company — Abilene Reporter-News
The E.W. Scripps Company — San Angelo Standard-Times
The E.W. Scripps Company — Scripps Howard News Service
The Employers Association
The Ford Foundation
The Frost National Bank
The Golden 1 Credit Union
The Guardian Life Insurance Company of America
The Guardian Life Insurance Company of America — Distribution
The Guardian Life Insurance Company of America — Group Products
The Guardian Life Insurance Company of America — Individual Markets
The Guardian Life Insurance Company of America — Retirement
The Hershey Company
The Hertz Corporation
The Hertz Corporation — RAC
The Hospital of Central Connecticut at Bradley Memorial
The Hospital of Central Connecticut at New Britain General
The Irvine Company
The Johns Hopkins Hospital

The Johns Hopkins University
The Johns Hopkins University Applied Physics Laboratory
The Joint Commission
The Medical University of South Carolina Hospital Authority
The Methodist Hospital System
The MITRE Corporation
The Mosaic Company
The Mosaic Company — Phosphates
The Mosaic Company — Potash
The Motorists Insurance Group
The National Academies
The New York Times Company
The Nielsen Company
The NORDAM Group
The Ohio State University
The Ohio State University Medical Center
The Outsource Group
The Pampered Chef Ltd
The Pantry, Inc.
The Pennsylvania State University — Penn State Hershey Medical Center
The Pew Charitable Trusts
The Polyclinic
The Schwan Food Company
The Schwan Food Company — Food Service, Inc.
The Schwan Food Company — Global Consumer Brands, Inc.
The Schwan Food Company — Schwan's Home Service, Inc.
The ServiceMaster Company
The ServiceMaster Company — American Home Shield

The ServiceMaster Company — Furniture Medic
The ServiceMaster Company — Merry Maids
The ServiceMaster Company — ServiceMaster Clean
The ServiceMaster Company — Terminix
The ServiceMaster Company — TruGreen LawnCare
The Sherwin-Williams Company
The Sherwin-Williams Company — Consumer Group, Diversified Brands Division
The Sherwin-Williams Company — Global Finishes
The Sherwin-Williams Company — Global Group, Auto Division
The Sherwin-Williams Company — Latin American Coatings
The Sherwin-Williams Company — Paint and Coatings
The Sherwin-Williams Company — Paint Stores Group
The Sherwin-Williams Company — Paint Stores Group, Eastern Division
The Sherwin-Williams Company — Paint Stores Group, Midwestern Division
The Sherwin-Williams Company — Paint Stores Group, Southeastern Division
The Sherwin-Williams Company — Paint Stores Group, Southwestern Division
The Sherwin-Williams Company — Product Finishes Division

The Sherwin-Williams Company — Protective & Marine Coatings
the SI Organization, Inc.
The Sierra Club Foundation
The Sundt Companies, Inc.
The Sundt Companies, Inc. — Sundt Construction, Inc., Federal Division
The Sundt Companies, Inc. — Sundt Construction, Inc., Northern California
The Sundt Companies, Inc. — Sundt Construction, Inc., Southern California
The Sundt Companies, Inc. — Sundt Construction, Inc., Southwest District
The Sundt Companies, Inc. — Texas Division
The Timken Company
The TJX Companies, Inc.
The TJX Companies, Inc. — Home Goods
The TJX Companies, Inc. — Marmaxx Group
The Toro Company
The Travelers Companies, Inc.
The University of Alabama at Birmingham
The University of Arizona
The University of Chicago
The University of Chicago Medical Center
The University of Iowa
The University of Kansas Hospital
The University of Texas Medical Branch
The University of Texas System
The University of Texas System — University of Texas at Pan American

The University of Texas System — University of Texas at San Antonio
The University of Texas System — University of Texas Health Science Center
The University of Texas System — University of Texas Health Science Center at San Antonio
The University of Texas System — University of Texas M.D. Anderson Cancer Center
The University of Texas System — University of Texas Southwestern Medical Center
The Valspar Corporation
The Vanguard Group, Inc.
The Walt Disney Company
The Walt Disney Company — Disney ABC Television Group
The Walt Disney Company — Disney Consumer Products
The Walt Disney Company — Disney Interactive Media Group
The Walt Disney Company — ESPN
The Walt Disney Company — Walt Disney Parks & Resorts, LLC
The Walt Disney Company — Walt Disney Studios
The Weather Channel
The Wendy's Company
The Wendy's Company — New Bakery
The Williams Companies, Inc.
The Williams Companies, Inc. — Midstream

The Williams Companies, Inc. — Williams Gas Pipeline (WGP)

The Woodbridge Group

Theodor Wille Intertrade, Inc.

Thermo Fisher Scientific, Inc.

Thomas Jefferson University Hospital

Thrivent Financial for Lutherans

ThyssenKrupp Elevator

TI Automotive

TIAA-CREF

Tiffany & Co.

Tim Hortons USA Inc.

Time Warner Cable

Time Warner Cable — East Region

Time Warner Cable — West Region

Time Warner, Inc. — Time, Inc.

TMEIC Corporation

TMK IPSCO

Tomkins Corporation

Tomkins Corporation — Gates Corporation

Toray Plastics (America), Inc.

Totem Ocean Trailer Express, Inc.

Toyota Industrial Equipment Manufacturing, Inc.

Toys R Us, Inc.

Tractor Supply Company

Transamerica

Transocean, Inc.

Transylvania University

Travis County

TriHealth, Inc.

Trinidad Drilling LP

Trinity Health

TriWest Healthcare Alliance

Troy Corporation

True North Communications

Truman Medical Centers

Trustmark Companies

TSYS Core

TSYS Core — TSYS International Services

TSYS Core — TSYS Merchant Services

TSYS Core — TSYS North America Services

TTX Company

Tupperware Brands Corporation

Turner Broadcasting System, Inc.

Tyco Fire & Security

Under Armour, Inc.

Under Armour, Inc. — Under Armour Retail Sales

Unilever U.S.

Union Tank Car Company

Uni-Select USA, Inc.

Unisys Corporation

United Parcel Service

United Rentals, Inc.

United Services Automobile Association

United States Cellular Corporation

United States Enrichment Corporation (USEC)

United States Enrichment Corporation (USEC) — American Centrifuge Oak Ridge

United States Enrichment Corporation (USEC) — Gaseous Diffusion

United States Enrichment Corporation (USEC) — Government Services

United States Olympic Committee

United States Steel Corporation

United Stationers Supply Company

United Technologies Corporation

United Technologies Corporation — Climate, Controls & Security

United Technologies Corporation — Hamilton Sundstrand

United Technologies Corporation — Otis Elevator Company

United Technologies Corporation — Power

United Technologies Corporation — Pratt & Whitney

United Technologies Corporation — Sikorsky Aircraft

United Technologies Corporation — UTC Research

United Water

UnitedHealth Group

Universal Health Services, Inc.

Universal Orlando

Universal Technical Institute

University at Buffalo

University of Arkansas for Medical Sciences

University of Central Florida

University of Colorado Hospital

University of Houston

University of Illinois at Chicago

University of Louisville

University of Maryland Medical Center

University of Maryland University College

University of Maryland, Baltimore

University of Miami

University of Michigan

University of Minnesota

University of Minnesota — Crookston

University of Minnesota — Duluth

University of Minnesota — Morris

University of Minnesota — Rochester

University of Mississippi Medical Center

University of Notre Dame

University of Pennsylvania

University of Pittsburgh Medical Center

University of Southern California

University of Virginia Health System

UNUM Group

UPM-Kymmene, Inc.

UPM-Kymmene, Inc. — Blandin Paper Company

UPM-Kymmene, Inc. — Raflatec, Inc.

Uponor, Inc.

URS Corporation Infrastructure and Environment Division

US Bancorp

US Federal Credit Union

US Foods

US Foods — Albany

US Foods — Albuquerque

US Foods — Allentown

US Foods — Altoona Group

US Foods — Atlanta

US Foods — Austin

US Foods — Baltimore

US Foods — Boston Group

US Foods — Buffalo

US Foods — Chicago

US Foods — Cincinnati

US Foods — Cleveland

US Foods — Columbia

US Foods — Corona

US Foods — Dallas

US Foods — Denver

US Foods — Detroit

US Foods — Fort Mill

US Foods — GFG Bismarck

US Foods — Houston

US Foods — Indianapolis

US Foods — Jackson

US Foods — Kansas City

US Foods — Knoxville

US Foods — Lakeland

US Foods — Las Vegas

US Foods — Little Rock

US Foods — Los Angeles

US Foods — Lubbock

US Foods — Manassas

US Foods — Memphis

US Foods — Milwaukee

US Foods — Minnesota

US Foods — Montgomery

US Foods — NDG/Stock Yards (Admin)

US Foods — New York Metro

US Foods — North Star of Atlanta

US Foods — North Star of Charlotte

US Foods — North Star of Florida

US Foods — North Star of Pennsylvania

US Foods — Northwest

US Foods — Oklahoma City Group

US Foods — Omaha

US Foods — Philadelphia Group

US Foods — Phoenix

US Foods — Raleigh

US Foods — Reno

US Foods — Roanoke

US Foods — Salt Lake City

US Foods — San Diego

US Foods — San Francisco

US Foods — South Florida

US Foods — Southern New England

US Foods — St. Louis

US Foods — Streator

US Foods — SY Barone

US Foods — SY Chicago

US Foods — SY St. Louis

US Foods — SY St. Paul

US Foods — Tampa

US Foods — West Virginia

USG Corporation

USG Corporation — L&W Supply

USG Corporation — United States Gypsum Company

Utah Transit Authority

UTi Worldwide Inc.

Vail Resorts, Inc.

Vail Resorts, Inc. — Arrabelle

Vail Resorts, Inc. — Beaver Creek Resort Properties

Vail Resorts, Inc. — BeaverCreek Resort

Vail Resorts, Inc. — Breckenridge

Vail Resorts, Inc. — Colorado Mountain Express

Vail Resorts, Inc. — Flagg Ranch Resort

Vail Resorts, Inc. — Grand Teton Lodge Company

Vail Resorts, Inc. — Great Divide Lodge

Vail Resorts, Inc. — Heavenly Ski Resort

Vail Resorts, Inc. — Jackson Hole Golf and Tennis Club

Vail Resorts, Inc. — Keystone Conference Center

Vail Resorts, Inc. — Keystone Lodge

Vail Resorts, Inc. — Keystone Resort

Vail Resorts, Inc. — Lake Tahoe Lodging Company

Vail Resorts, Inc. — Mountain News Corp

Vail Resorts, Inc. — Mountain Thunder Lodge

Vail Resorts, Inc. — NorthStar Lodging

Vail Resorts, Inc. — NorthStar Resort

Vail Resorts, Inc. — OneSkiHill Place

Vail Resorts, Inc. — Red Sky Golf

Vail Resorts, Inc. — Rock Resorts

Vail Resorts, Inc. — Specialty Sports Venture

Vail Resorts, Inc. — The Lodge at Vail

Vail Resorts, Inc. — Vail Mountain

Vail Resorts, Inc. — Vail Resorts Development Company

Vail Resorts, Inc. — Village at Breckenridge

Valassis Communications, Inc.

Valero Energy Corporation

Valley National Bank

Vanderbilt University — Vanderbilt University Medical Center

Vantiv, Inc.

Vectren Corporation

Velocity Technology Solutions, Inc.

Ventura Foods, LLC

Veolia Water North America

Veolia Water North America — Central LLC

Veolia Water North America — Industrial Group

Veolia Water North America — Northeast LLC

Veolia Water North America — West LLC

Verisign Inc

Verizon Communications

Vermeer Corporation

Verso Paper Corp.

Vestas Americas

Vestergaard Frandsen Inc.

Viacom, Inc.

Viacom, Inc. — Media Networks

Vinson & Elkins, LLP

Virginia Commonwealth University Health System (VCUHS)

Virginia Credit Union, Inc.

Virtua Health

Visiting Nurse Service of New York

Visteon Corporation

VITAS Healthcare Corporation

Volvo Group North America — 3P

Volvo Group North America — Arrow Truck Sales Inc.

Volvo Group North America — Construction Equipment

Volvo Group North America — Mack Trucks Inc.

Volvo Group North America — Nova Bus Company

Volvo Group North America — Parts

Volvo Group North America — Penta

Volvo Group North America — Powertrain

Volvo Group North America — Prevost Car, Inc.

Volvo Group North America — Trucks

Volvo Group North America — Volvo Aero Leasing LLC

Volvo Group North America — Volvo Financial Services

Volvo Group North America — Volvo Information Technology

Volvo Group North America — Volvo Road Machinery Inc.

Vonage Holdings Corporation

VW Credit, Inc.

VWR International

W.L. Gore & Associates, Inc.

W.L. Gore & Associates, Inc. — Medical Products Division

Waddell & Reed

Wake County Government

Wake Forest University

Wal-Mart Stores, Inc.

Washington Hospital Center

Washington Suburban Sanitary Commission

Washington University in St. Louis

Waste Management, Inc.

Weaver and Tidwell, LLP

Weber Aircraft LLC

Webster Financial Corporation

Webster Financial Corporation — HSA Bank

Webster Financial Corporation — Webster Business Credit Corp.

Wegmans Food Markets, Inc.

Weil, Gotshal & Manges, LLP

Weingarten Realty Investors

Weir SPM

WellCare Health Plans

WellCare Health Plans — Florida Division

WellCare Health Plans — North Division

WellCare Health Plans — South Division

WellPoint, Inc.

Wells Enterprises, Inc

Wells Fargo & Company

WellSpan Health

WellStar Health System

WESCO International, Inc.

West Bend Mutual Insurance Company

West Penn Allegheny Health System

West Penn Allegheny Health System — Allegheny General Hospital & Suburban Campus

West Penn Allegheny Health System — Alle-Kiski Medical Center

West Penn Allegheny Health System — Canonsburg General Hospital

West Penn Allegheny Health System — Forbes Regional Campus

West Penn Allegheny Health System — The Western Pennsylvania Hospital

West Penn Allegheny Health System — WPAHS Primary Care Network

Western & Southern Financial Group

Western Digital

Western Michigan University

Westfield Group

Westlake Chemical Corporation

Westlake Chemical Corporation — Olefins

Westlake Chemical Corporation — Vinyls, PVC Building Products

Westlake Chemical Corporation — Vinyls, Vinyl Chemicals

Weston Solutions, Inc.

Weston Solutions, Inc. — Central Division

Weston Solutions, Inc. — Client Business Teams Division

Weston Solutions, Inc. — Global Division

Weston Solutions, Inc. — Mid-Atlantic Division

Weston Solutions, Inc. — National Accounts

Weston Solutions, Inc. — Northeast Division

Weston Solutions, Inc. — Pacific Division

Weston Solutions, Inc. — Service Lines Division

Weston Solutions, Inc. — South Division

Westwood College

WGL Holdings, Inc. — Washington Gas

Wheaton College

Wheaton Franciscan Healthcare

Wheaton Franciscan Healthcare — All Saints Healthcare

Wheaton Franciscan Healthcare — Covenant Medical Center

Wheaton Franciscan Healthcare — Marianjoy Rehabilitation Hospital

Wheaton Franciscan Healthcare — St. Francis Hospital

Wheaton Franciscan Healthcare — St. Joseph Hospital

Whip Mix Corporation

Whole Foods Market, Inc.

William Blair & Company, LLC

William Marsh Rice University

Williams-Sonoma, Inc.

Wilmer Cutler Pickering Hale and Dorr LLP
Wisconsin Physicians Service
Wm. Wrigley Jr. Company
Wm. Wrigley Jr. Company — North America
Wm. Wrigley Jr. Company — US
Wolters Kluwer NA
Wolters Kluwer NA — Corporate Legal Services
Wolters Kluwer NA — Financial & Compliance Services
Wolters Kluwer NA — Health
Wolters Kluwer NA — Small Firm Services
Wolters Kluwer NA — Tax and Accounting
Wolters Kluwer NA — WK Health Clinical Solutions
Wolters Kluwer NA — WK Health Pharma Solutions
Wolters Kluwer NA — WK Health Professional Education
Wolters Kluwer NA — WK Medical Research
World Vision
Worthington Industries
Worthington Industries — Worthington Cylinder Group
Worthington Industries — Worthington Steel Group
Wright Express Corporation
Wyndham Worldwide
Xcel Energy Inc.
XL America
XL America — Exton OBU's
XL America — Insurance
XL America — Insurance US
XL America — Marine and Offshore Energy
XL America — Reinsurance

XL America — Reinsurance US
Xylem Inc.
Xylem Inc. — Analytics
Xylem Inc. — RCW Executive
Xylem Residential and Commercial Water
Yamaha Corporation of America
Yellow Pages Group USA
Yeshiva University
Zale Corporation
Zebra Technologies Corporation
Zeon Corp.
Zimmer Holdings, Inc.
Zimmer Holdings, Inc. — Accelero Health
Zimmer Holdings, Inc. — Zimmer Dental
Zimmer Holdings, Inc. — Zimmer Orthobiologics
Zimmer Holdings, Inc. — Zimmer Orthopedic Surgical Products, Dover
Zimmer Holdings, Inc. — Zimmer Spine
Zions Bancorporation
Zions Bancorporation — Amegy Bank
Zions Bancorporation — California Bank and Trust
Zions Bancorporation — National Bank of Arizona
Zions Bancorporation — Nevada State Bank
Zions Bancorporation — Vectra Bank Colorado
Zions Bancorporation — Zions First National Bank
Zumtobel US
Zurich North America
Zurich North America — Farmers Insurance Group

TW CSR Executive Survey
AAA
A.O. Smith
Accident Fund Insurance
ACUMED

AFLAC
Alfa Laval
Alliant Energy
Alta Resources Corp
American Cancer Society, Inc.
American Career College
American Commercial Lines
American University
AmeriPride Services
Ames True Temper
AMETEK California
Amica Mutual Insurance
Applied Research Associates
Arlington County Government
Asahi Kasei Plastics N.A., Inc.
Ascend Performance Materials
ASCO — Valve
Ash Grove Cement Company
Aurora Healthcare
Auto Club Group
Automobile Club of Southern California
Avis Budget Group
Avista
Axcess Financial Services, Inc.
B Braun Medical
Bank of America Merchant Services
Baxter International
Baylor College of Medicine
Baylor Health Care System
Belk
Bemis Manufacturing Company
Beneficial Bank
Bergquist Company
Berwick Offray
BIC — Graphic USA
Black Hills
BlueCross BlueShield of Louisiana
BlueCross BlueShield of South Carolina
BlueCross BlueShield of Tennessee
Bluegreen Corporation
Bluestem Brands

Bob Evans Farms
Boddie-Noell Enterprises, Inc.
Bosch Rexroth
Boy Scouts of America
Boyd Gaming
Boys & Girls Clubs of America
Bradley
Bridgepoint Education
Bristow Group
Brown-Forman
Bryant University
Build-A-Bear Workshop
Bulk Handling Systems
Cablevision Systems
CACI International
Caelum Research Corporation
California Dental Association
Cambia Health Solutions
Camcraft
Capital Blue Cross
CareFirst BlueCross BlueShield
Carlson
CarMax
Casualty Management
CDM
CEC Entertainment
Cell Therapeutics
CEMEX, Inc.
CenturyLink
Chelan County Public Utility District
Children's Healthcare of Atlanta
Choice Hotels International
CHS
Chumash Employee Resource Center
Church of Jesus Christ of Latter-day Saints
CIGNA
Citizens Energy Group
Citizens Republic Bank
City of Austin
City of Garland
City of Houston
City of Las Vegas
City of Philadelphia
ClubCorp, Inc.
CNH America, LLC
Cobham Management Services

Coca-Cola Bottling
Coca-Cola Refreshments
College of St. Scholastica
Colorado Springs Utilities
Colsa
CommScope
Community Coffee
Community Health Network
Community Preservation Corporation
Compressor Controls
Computer Task Group
ConnectiCare Capital LLC
Core Laboratories
Cornell University
Corrections Corporation of America
Coventry Health Care
Cox Enterprises
Cracker Barrel Old Country Stores
CSIG
CUNA Mutual
D&B
David C. Cook
Decurion Corporation
Dekalb Regional Healthcare Systems
Delhaize America
DePaul University
Dickstein Shapiro
Diebold First American
Doherty Employer Services
Dole Foods
Domino's Pizza
Duke Realty
Duke University & Health System
Dyn McDermott
E A Sween Company
Edward Jones
Edward Lowe Foundation
Edwards Lifesciences
Elizabeth Arden
Emblem Health
EMCOR Group
Emerson Electric
Energy Future Holdings
Energy Solutions
Engineered Plastics Company
Enpro Industries (Fairbanks Morse Engine)
Entergy

Erickson Retirement Communities
Erie Insurance
ESCO
ESCO Technologies
Etnyre International, Ltd.
Exel
Exide Technologies
Express Scripts
Fairfield Manufacturing
Farm Credit Bank of Texas
Farm Credit Foundations
Farmland Foods
Federal Reserve Bank of Atlanta
Federal Reserve Bank of Boston
Federal Reserve Bank of Chicago
Federal Reserve Bank of Cleveland
Federal Reserve Bank of Dallas
Federal Reserve Bank of Minneapolis
Federal Reserve Bank of Philadelphia
Federal Reserve Bank of Richmond
Federal Reserve Bank of San Francisco
Federal Reserve Bank of St. Louis
Federal Reserve Board
FedEx Express
FedEx Office
Fender Musical Instruments
Ferguson Enterprises
Fermi National Accelerator Laboratory
First Citizens Bank
Fleetwood Group
Flexcon Company, Inc.
Flexible Steel Lacing
Follett Corporation
Fortune Brands Home & Security, Inc.
Freeman Dallas
Freeport-McMoRan Copper & Gold
Froedtert Hospital
G&K Services
Gannett
Gas Technology Institute

Gaylord Entertainment
General Dynamics Information Technology
Genesis Energy
GenOn Energy
Gentiva Health Services
Georg Fischer Signet
Georgia Health Sciences Medical Center
Georgia Institute of Technology
Gerdau Long Steel North America
GKN
GNC
GOJO Industries, Inc.
Gold Eagle
Grande Cheese
Great American Insurance
Greyhound Lines
GROWMARK
GTECH
GuideStone Financial Resources
H Lee Moffitt Cancer Center & Research Institute
Harman International Industries
Harris County Hospital District
Hastings Mutual Insurance Company
Haynes International
Hazelden Foundation
HD Supply
HDR, Inc.
Hendrick Medical Center
Hendrickson International
Henry Ford Health Systems
Herman Miller
Highmark
Hill Phoenix
Hilton Worldwide
Hitachi Computer Products
HNI
HNTB
Hu-Friedy Manufacturing Company, Inc.
Hunter Industries
IDEX Corporation
IDEXX Laboratories

Information Management Service
Ingram Industries
Insperity
Institute for Defense Analyses
Institute of Electrical & Electronic Engineers (IEEE)
Integra Lifesciences Corporation
INTEGRIS Health
Intertape Polymer Group
Intrepid Potash
Iron Mountain
Irvine
Isuzu Motors America
Itochu International
ITT Industries — Information Systems
J J Keller & Associates, Inc.
J.R. Simplot
Jacobs Technology
Jarden
Jefferson Science Associates
John Crane
Johns Hopkins University
Johnson Outdoors
Joint Commission
Jones Lang LaSalle
Joy Global
Judicial Council of California
Kansas City Southern
Katun Corporation
Kettering University
Kewaunee Scientific Corporation
Keystone Foods
KI, Inc.
KIK Custom Products
Kingston Technology
Klein Tools
L.L. Bean
Laboratory Corporation of America
Lake Federal Bank
Lake Region Medical
Lane Enterprise, Inc.
Lantech.com
Lawson Products
Learning Care Group
Legal & General America
Leggett and Platt
LG&E and KU Energy

Lieberman Research Worldwide
Lighthouse International Limited
Little Lady Foods
Logic PD
Lower Colorado River Authority
LSG Sky Chefs
Lutron Electronics
Magellan Health Services
Magna Seating
Malco Products, Inc.
Manpower
MAPFRE U.S.A.
Maricopa County Office of Management & Budget
Maricopa Integrated Health System
Marshfield Clinic
Mary Kay
Mayo Clinic
McGladrey and Pullen
Medica Health Plans
Medical Mutual of Ohio
Mercer University
Merit Medical Systems
Merrill
Metagenics
Methodist Hospital System
MetLife
MFS Investment Management.
Miami Children's Hospital
Michael Baker
Mine Safety Appliances
Minneapolis School District
Minnesota Management & Budget
Missouri Department of Conservation
Missouri Department of Transportation
Mitsubishi International
Mitsui U S A.
Molex
Molina Healthcare
MTD Products, Inc.
MTS Systems
MultiPlan
Mutual of Omaha
Nash-Finch
National Academies

National Futures Association
National Interstate
Nature's Sunshine Products
Navistar International
Navy Exchange Enterprise
NCCI Holdings
Nebraska Public Power District
Neenah Paper
NJVC LLC
Nordam Group
Northwestern Memorial Hospital
Northwestern Mutual
NSK Corporation
Oglethorpe Power
Ohio Public Employees Retirement System
Ohio State University
Oil-Dri Corporation of America
Old Dominion Electric
Oppenheimer Group
Opus Bank
Orbital Science Corporation
Oshkosh
OSI Restaurant Partners
Panduit Corporation
Papa John's
Patterson Companies
Paychex
Paycor
Pearson
Pegasus Solutions
Penn State Hershey Medical Center
Pepper Construction Company
Pharmavite
PHH Arval
PM
PMA Companies
Port of Portland
Poudre Valley Health Systems
Premier
Principal Financial Group
Pro-Build Holdings
Project Management Institute
Prometric, Inc.
PSS World Medical
Publix Super Markets, Inc.

QBE the Americas
QTI Human Resources
Quadion Corporation
Quality Bicycle Products
Quest Diagnostics
R.R. Donnelley
Ralph Lauren
Rational Energies
REA Magnet Wire
Company, Inc.
Recology
Red Wing Shoe Company
Redcats USA
Regency Centers
Regions Financial
Rembrandt
Renaissance Learning
Rexnord Corporation
Rice University
RiceTec, Inc.
Rich Products
Ricoh Americas
Corporation
Ricoh Electronics, Inc.
Rite — Hite Holding
Corporation
Riverside Research
Institute
Rollins
RSC Equipment Rental
S&C Electric
Safety-Kleen Systems
Sage Publications
Salk Institute
Sally Beauty
Salt River Project
Samuel Roberts Noble
Foundation
San Antonio Water
System
San Antonio Zimmer
Sauer-Danfoss
SCANA
Schaumburg Township
District Library
Schwan Food
Scientific Research
Corporation
Scooter Store
Seaman Corporation
Seco Tools, Inc.
Securus Technologies,
Inc.
SEMCO Energy
Seneca Gaming
Corporation
Sentara Healthcare

Sentry Insurance
Serco
Service Corporation
International
ServiceMaster Company
Seventh Generation
Shands HealthCare
Sharp Electronics
Simmons Bedding
Company
Simon Property Group,
Inc.
SMSC Gaming Enterprise
Sole Technology, Inc.
Solo Cup
South Jersey Gas
Southco, Inc.
Southeastern Freight
Lines
Southern Poverty Law
Center
Southwest Gas
Space Dynamics
Laboratory
Space Telescope Science
Institute
Spectrum Health —
Grand Rapids
Hospitals
SPX Corporation
St. Cloud Hospital
St. Jude Children's
Research Hospital
St. Louis County
Government
Stampin' Up!
Standard Motor Products
Staples
State Bar of Michigan
State Corporation
Commission
Stericycle, Inc.
Stinger Ghaffarian
Technologies
Stonyfield Farm, Inc.
Subaru of Indiana
Automotive, Inc.
SuperValu Stores
Sykes Enterprises
Synthes
Taubman Centers
TDS Telecom
Tecolote Research, Inc.
Tenet Healthcare
Corporation
Terumo BCT
Texas Industries, Inc.

Texas Mutual Insurance
The Ryland Group
Thule
TIMET (Titanium Metals
Corporation)
TJX Companies
Total System Services
Transamerica
Travis County
Tribune
Tri-Met
Trinity Consultants, Inc.
Trinity Health
True Value Company
Tufts Health Plan
Turner Broadcasting
U.S. Foodservice
UDR
UMDNJ-University of
Medicine & Dentistry
Underwriters
Laboratories
United Conveyor
Corporation
United HealthCare Group
United Maritime Group
United Natural Foods,
Inc.
United States Steel
Universal Studios Orlando
University Health System
University of Akron
University of Alabama at
Birmingham
University of California,
Berkeley
University of Chicago
University of Georgia
University of Houston
University of Minnesota
University of Nebraska-
Lincoln
University of North Texas
University of Notre Dame
University of Rochester
University of South
Florida Wyle
Laboratories
University of St. Thomas
Xcel Energy
University of Texas at
Austin XO
Communications

University of Texas Health
Science Center at
Houston Yamaha
Corporation of
America
University of Texas Health
Science Center of
Zeon Chemicals L.P.
University of Texas
Southwestern Medical
Center
University of Wisconsin
Medical Foundation
University Physicians, Inc.
Uponor, Ltd.
UPS
URS
USAA
USG
Utah Transit Authority
Vail Resorts Management
Valpak/Cox Target Media
Ventura Foods
Verde Realty
Vermeer Manufacturing
Company
VF
Via Christi Health
Vi-Jon
Volvo Group North
America
W C Bradley
Wake Forest University
Walgreen Co.
Walter Energy
Washington University in
St. Louis
Wawa, Inc.
Wayne Farms
Wayne Memorial
Hospital
Wellmark BlueCross
BlueShield
Wells' Dairy
West Bend Mutual
Insurance Company
West Penn Allegheny
Health System
West Virginia University
Hospitals, Inc.
Weston Solutions, Inc.
Wheaton Franciscan
Healthcare
Whole Foods Market
WilmerHale LLP
Windstream
Communications

Winn-Dixie Stores
Winpak Portion
Packaging, Ltd.
Wisconsin Physicians
Service Insurance
Wornick Company
Worthington Industries